[White & Lee LLP]
November 10, 2008
Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention; Jay Ingram, Staff Attorney
     Re: Foundry Networks, Inc.
Dear Mr. Ingram:
     Further to our conversations last week and earlier today, on behalf of Foundry Networks, Inc. (“Foundry”), we respectfully submit for your consideration the attached proposed revised definitive proxy materials (the “Revised Proxy Materials”) that Foundry proposes to deliver to its stockholders in connection with a special meeting of Foundry stockholders (the “Special Meeting”) to be called to approve a proposal to adopt the Agreement and Plan of Merger dated as of July 21, 2008 (the “Original Merger Agreement”), as amended by Amendment No .1 to Agreement and Plan of Merger dated November 7, 2008 (the “Amendment”), among Foundry, Brocade Communications Systems, Inc. (“Brocade”) and a wholly owned subsidiary of Brocade (“Merger Sub”), pursuant to which Merger Sub would be merged with and into Foundry (the “Merger”). The Original Agreement, as amended by the Amendment, is referred to as the “Amended Merger Agreement.”
     Foundry originally filed definitive proxy materials related to the Merger with the Securities and Exchange Commission on September 25, 2008 reflecting the terms of the Original Merger Agreement (the “Original Proxy Materials”). The attached Revised Proxy Materials amend and restate the Original Proxy Materials in their entirety to, among other things:
1.	Reflect the terms of the Amendment, most notably, the fact that the consideration to Foundry stockholders under the Amended Merger Agreement will be $16.50 in cash per share of Foundry common stock and that no shares of Brocade common stock will be issued to holders of Foundry common stock in the Merger;
2.	Revise or delete other disclosures contained in the Original Proxy Materials to reflect the fact that Foundry stockholders would no longer received shares of Brocade common stock in the Merger;
3.	Include a new, updated description of the fairness opinion of Merrill Lynch delivered to the Foundry board of directors in connection with the Merger and include a description of the opinion of Houlihan Lokey delivered to the Foundry board of directors in connection with the Merger;
4.	Include certain management projections for calendar years 2008, 2009 and 2010 which were separately provided to Merrill Lynch and Houlihan Lokey for use in the preparation of their respective fairness opinions with respect to the Merger;
5.	Provide that the new record date for the Special Meeting will be November 7, 2008; and
6.	Revise the date of the Special Meeting to December 19, 2008 or such other date as shall give Foundry stockholders sufficient time to receive and review the Revised Proxy Materials and make an informed decision regarding their granting or withholding of consent to adopt the Amended Merger Agreement.
     Please direct any questions or comments regarding this submission to Kristen Kercher, White & Lee, LLP, at (603) 488-1460 or by facsimile to (650) 298-6099 or Steven Tonsfeldt, White & Lee, LLP, at (650) 298-6006 or by facsimile at (650) 298-6099. Thank you again for your assistance in this matter.

Sincerely,
/s/ Kristen D. Kercher

EXPLANATORY NOTE

This definitive revised proxy statement amends and restates the proxy statement previously delivered to the stockholders of Foundry Networks, Inc. on or about September 25, 2008 with respect to the proposed acquisition of Foundry by Brocade Communications Systems, Inc. to (1) revise the date of the special meeting of Foundry stockholders to December [19], 2008 and (2) revise certain disclosures related to the restructured transaction to reflect the agreements set forth in Amendment No. 1 to Agreement and Plan of Merger dated November 7, 2008 between Foundry, Brocade and a wholly-owned subsidiary of Brocade.

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

To the Stockholders of Foundry Networks, Inc.:

As previously disclosed, on July 21, 2008, Foundry Networks, Inc. entered into a merger agreement with Brocade Communications Systems, Inc. providing for the acquisition of Foundry by Brocade. Under the merger agreement, prior to its amendment, our stockholders would have been entitled to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock for each share of our common stock they own as of the effective time of the merger. The transaction on those terms had the unanimous support of our board of directors.

Based on numerous discussions with Brocade and its representatives over the past several weeks regarding the status of Brocade’s existing financing commitments for the transaction and Brocade’s efforts to secure substitute financing from alternative sources, it became clear to our board of directors that there was a high likelihood that the merger would not be completed on its original terms prior to December 31, 2008, the date that Brocade’s financing commitment expires. The background for these discussions and the reasons for reaching this conclusion are set forth in the accompanying proxy materials. Because of the perceived likelihood of this outcome, Foundry and Brocade have recently discussed the possibility of restructuring the original transaction. On November 7, 2008, we and Brocade announced the execution of an amendment to the original merger agreement and, on that date, we announced that the board of directors had cancelled the special meeting of stockholders scheduled for that day. The enclosed proxy materials are for the rescheduled special meeting of stockholders, which will take place on December [19], 2008 and amend and restate in their entirety the proxy materials mailed to our stockholders on September 25, 2008 to reflect the restructured merger transaction set forth in the amended merger agreement.

Under the amended merger agreement, our stockholders will be entitled to receive $16.50 in cash, without interest, for each share of our common stock they own as of the effective time of the merger, subject to adjustment for stock splits, stock dividends and similar events, and will not be entitled to receive any shares of Brocade common stock. The merger cannot be completed unless our stockholders adopt the amended merger agreement at a special meeting of our stockholders. More detailed information about Brocade, Foundry, the proposed merger and the special meeting of stockholders is contained in this revised proxy statement. We encourage you to read this revised proxy statement carefully and in its entirety before voting.

The board of directors has unanimously determined that the merger and the amended merger agreement are advisable and fair to, and in the best interests of, Foundry and our stockholders, has unanimously approved the amended merger agreement and unanimously recommends that our stockholders vote “FOR” adoption of the amended merger agreement.

The date, time and place of the rescheduled special meeting of stockholders is as follows:

December [19], 2008
10:00 a.m. local time
Hilton Santa Clara Hotel
4949 Great America Parkway
Santa Clara, California 95054

Your vote is very important. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by completing and mailing to us the enclosed proxy card or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the special meeting to be held on December [19], 2008. If your shares are held in “street name,” you must instruct your broker, bank or other nominee in order to vote. Failing to vote at the special meeting, in person or by proxy, will have the effect of a vote against the adoption of the amended merger agreement. If you have previously returned an executed proxy card to us, or previously granted your proxy by telephone or through the Internet, you will need to complete and mail to us the enclosed proxy card, grant your proxy by telephone or through the Internet, or attend and vote in person at the rescheduled special meeting. Proxies from the previous mailing are void and those that were previously returned or granted to us will not be counted.

Sincerely,

/s/ Bobby R. Johnson, Jr.
Bobby R. Johnson, Jr.
Chief Executive Officer
Foundry Networks, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR DETERMINED IF THIS PROXY STATEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This revised proxy statement is dated November ●, 2008 and is first being mailed to stockholders on or about November ●, 2008.

ADDITIONAL INFORMATION

This revised proxy statement incorporates important business and financial information about Brocade from documents that Brocade has filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this revised proxy statement. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this revised proxy statement through the SEC website at http://www.sec.gov or by submitting an oral or written request to:

BROCADE COMMUNICATIONS SYSTEMS, INC.

1745 Technology Drive
San Jose, CA 95110
Attention: Investor Relations
Telephone: (408) 333-6758

PLEASE REQUEST DOCUMENTS FROM BROCADE NO LATER THAN NOVEMBER ●, 2008 TO RECEIVE THEM BEFORE THE MEETING. UPON REQUEST, BROCADE WILL MAIL ANY DOCUMENTS TO YOU BY FIRST CLASS MAIL PROMPTLY.

In addition, you may obtain copies of this information from Brocade’s website, http://www.brocade.com, or by sending an email to investor-relations@brocade.com. Information contained on Brocade’s website does not constitute part of this revised proxy statement. See the sections entitled “Documents Incorporated by Reference” and “Where You Can Find More Information” beginning on pages 88 and 89, respectively of this revised proxy statement for more information about the documents incorporated by reference into this revised proxy statement.

You should rely only on the information contained in, or incorporated by reference into, this revised proxy statement in deciding how to vote on each of the proposals. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this revised proxy statement. This revised proxy statement is dated November ●, 2008. You should not assume that the information contained in, or incorporated by reference into, this revised proxy statement is accurate as of any date other than that date.

This revised proxy statement does not constitute the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such solicitation in such jurisdiction. Information contained in this revised proxy statement regarding Brocade and Falcon Acquisition Sub, Inc. has been provided by Brocade and information contained in this revised proxy statement regarding Foundry has been provided by us.

VOTING ELECTRONICALLY OR BY TELEPHONE

Stockholders of record at the close of business on November 7, 2008, the record date for the special meeting of stockholders, may submit their proxies:

•	through the Internet by visiting a website established for that purpose at www.investorvote.com/FDRY and following the instructions; or

•	by telephone by calling the toll-free number 1-800-652-8683 in the United States, Puerto Rico or Canada on a touch-tone phone and following the recorded instructions.

To vote via the telephone or Internet, please have in front of you either your proxy card, or if you have consented to receive your materials electronically, your email notification advising that materials are available online. A phone number and an Internet website address are contained on each of the documents. Upon entering either the phone number or the Internet website address, you will be instructed on how to proceed.

If a stockholder holds shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee will enclose or provide a voting instruction card for use in directing that broker, bank or other nominee how to vote those shares.

4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1700

NOTICE OF RESCHEDULED SPECIAL MEETING OF STOCKHOLDERS
To Be Held December [19], 2008

Dear Stockholders of Foundry Networks, Inc.:

On July 21, 2008, Foundry Networks, Inc. entered into a merger agreement with Brocade Communications Systems, Inc. providing for the acquisition of Foundry by Brocade. Under the merger agreement, prior to its amendment, our stockholders would have been entitled to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock for each share of our common stock they owned as of the effective time of the merger, had it been completed under its original terms. On November 7, 2008, we and Brocade announced the execution of an amendment to the merger agreement to, among other things, reduce the amount of consideration our stockholders would be entitled to receive in the merger to $16.50 for each share of our common stock they own as of the effective time of the merger. Our stockholders will not receive any shares of Brocade common stock under the amended merger agreement. On November 7, 2008, we also announced that the board of directors had cancelled the special meeting of stockholders scheduled for that day. The enclosed proxy materials are for the rescheduled special meeting of stockholders, which will take place on December [19], 2008. The special meeting of stockholders of Foundry Networks, Inc., which we may refer to as “Foundry,” will be held at the Hilton Santa Clara Hotel located at 4949 Great America Parkway, Santa Clara, California 95054, on December [19], 2008, at 10:00 a.m., local time. The board of directors has fixed the close of business on November 7, 2008 as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and any adjournments thereof.

At the special meeting, you will be asked to consider and vote upon and approve the following proposals:

1. Adoption of the Agreement and Plan of Merger, dated as of July 21, 2008 as amended by Amendment No. 1 thereto, dated as of November 7, 2008, which we refer to as the “amended merger agreement”, among Brocade Communications Systems, Inc., which we refer to as “Brocade,” Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade, and Foundry.

2. Approval of a resolution to adjourn the special meeting to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve the first proposal described above.

3. Transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

No other business will be conducted at the special meeting. The proposals are described more fully in this revised proxy statement. Please give your careful attention to all of the information in this revised proxy statement.

The adoption of the amended merger agreement requires the affirmative vote of at least a majority of the outstanding shares of common stock entitled to vote at the special meeting. Pursuant to voting agreements entered into between Brocade and our directors in connection with the merger, as amended, our directors have agreed to vote their shares of common stock “FOR” adoption of the amended merger agreement. In addition, as of November 7, 2008, the record date for the special meeting, our directors collectively owned an aggregate of 11,019,223 shares of common stock entitled to vote at the special meeting, which represents approximately 7.35% of the outstanding shares of common stock entitled to vote at the special meeting. In addition to the shares of our common stock that are subject to the amended voting agreements, as of the record date for the special meeting, Brocade owned and was entitled to vote an aggregate of 14,000,000 shares of our common stock, or approximately 9.34% of the total outstanding shares of our common stock as of the record date. Brocade acquired all of its shares of our common stock in the open market following the announcement of the proposed merger in July 2008, and has agreed to vote them “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary.

The board of directors has unanimously determined that the merger and the amended merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, has unanimously approved the merger and the amended merger agreement and unanimously recommends that our stockholders vote “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary.

This revised proxy statement contains detailed information about Foundry, Brocade, and the proposed merger. We urge you to read this revised proxy statement carefully and in its entirety. For specific instructions on how to vote your shares, please refer to the section entitled “The Special Meeting of Stockholders” beginning on page 10 of this revised proxy statement.

Whether or not you plan to attend the special meeting, please vote as soon as possible so that your shares are represented at the meeting. If you do not vote, it will have the same effect as a vote against the proposals to adopt the amended merger agreement and the adjournment of the special meeting, if necessary. Only stockholders of record at the close of business on November 7, 2008 are entitled to notice of and to vote at the special meeting and any adjournments or postponements thereof. To vote your shares, please complete and return the enclosed proxy card to us or grant your proxy by telephone or through the Internet. You may also cast your vote in person at the special meeting. If you have previously returned an executed proxy card to us, or previously granted your proxy by telephone or through the Internet, you will need to complete and mail to us the enclosed proxy card, grant your proxy by telephone or through the Internet, or attend and vote in person at the rescheduled special meeting. Proxies from the previous mailing are void and those that were previously returned or granted to us will not be counted.

By Order of the Board of Directors,

/s/ Daniel W. Fairfax
Daniel W. Fairfax
Vice President, Finance and Administration,
Chief Financial Officer and Principal
Accounting Officer

Santa Clara, California
November ●, 2008

QUESTIONS AND ANSWERS REGARDING THE MERGER

The following are some questions that you may have regarding the merger and the special meeting of stockholders and brief answers to such questions. We urge you to read carefully the entirety of this revised proxy statement because the information in this section does not provide all the information that may be important to you with respect to the merger or the adoption of the amended merger agreement. Additional information is also contained in the annexes to, and the documents incorporated by reference into, this revised proxy statement.

Q:	Why am I receiving this revised proxy statement?

A:	As previously disclosed, on July 21, 2008, Foundry Networks, Inc. entered into a merger agreement with Brocade Communications Systems, Inc. providing for the acquisition of Foundry by Brocade. Under the merger agreement, prior to its amendment, our stockholders would have been entitled to receive a combination of $18.50 in cash, without interest, and 0.0907 of a share of Brocade common stock for each share of our common stock they own as of the effective time of the merger. The transaction on those terms had the unanimous support of our board of directors. Based on numerous discussions with Brocade and its representatives over the past several weeks regarding the status of Brocade’s existing financing commitments for the transaction and Brocade’s efforts to secure substitute financing from alternative sources, it became clear to our board of directors that there was a high likelihood that the merger would not be completed on its original terms prior to December 31, 2008, the date that Brocade’s financing commitment expires. Because of the perceived likelihood of this outcome, Foundry and Brocade have recently discussed the possibility of restructuring the original transaction. On November 7, 2008, we and Brocade announced the execution of an amendment to the original merger agreement and, on that date, we announced that the board of directors had cancelled the special meeting of stockholders scheduled for that day. This revised proxy statement for the rescheduled special meeting of stockholders, which will take place on December [19], 2008 and amends and restates in their entirety the proxy statement mailed to our stockholders on September 25, 2008 to reflect the restructured merger transaction set forth in the amended merger agreement. For additional information regarding the circumstances surrounding the adjournments and rescheduling of the special meeting of stockholders, see “Proposal No. 1 — The Merger — Background of the Merger” beginning on page 14 of this revised proxy statement. We refer to the Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger as the “amended merger agreement” in this revised proxy statement. Please see “Agreements Related to the Merger — The Amended Merger Agreement” beginning on page 61 of this revised proxy statement for description of the material terms of the amended merger agreement. A copy of the merger agreement is attached to this revised proxy statement as Annex A-1 and a copy of the amendment to the merger agreement is attached to this revised proxy statement as Annex A-2.

To complete the merger, our stockholders must adopt the amended merger agreement, and all other conditions to the completion of the merger must be satisfied or waived. We will hold the special meeting of our stockholders to seek the adoption of the amended merger agreement.

This revised proxy statement contains important information about both Brocade and Foundry, the merger, the amended merger agreement and the special meeting of the stockholders. You should read this revised proxy statement carefully.

Your vote is very important. We encourage you to vote as soon as possible. The enclosed voting materials allow you to vote your shares without attending the special meeting. For more specific information on how to vote, please see the questions and answers below and the section entitled “The Special Meeting of Stockholders — How You Can Vote” beginning on page 12 of this revised proxy statement.

Q:	What will happen in the merger?

A:	Pursuant to the terms of the amended merger agreement, Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade, will merge with and into us, and we will survive the merger and continue as a wholly-owned subsidiary of Brocade.

i

At the effective time of the merger, each outstanding share of our common stock will be converted into the right to receive $16.50 in cash, without interest. Holders of our common stock will not be entitled to receive any shares of Brocade common stock in the merger.

Most of our outstanding stock options and restricted stock units will, at the effective time of the merger and subject to applicable withholding requirements, be assumed by Brocade or replaced with reasonably equivalent Brocade equity awards based on a conversion ratio derived from the per-share merger consideration as more fully set forth in the amended merger agreement. However, certain of our outstanding stock options and restricted stock units will terminate at the effective time of the merger without consideration. In addition, under certain circumstances, certain of our outstanding stock options will terminate as of the effective time of the merger and Brocade will grant, in lieu thereof, a fully-vested right to be issued Brocade common stock upon settlement thereof based on a conversion ratio derived from the per-share merger consideration as more fully set forth in the amended merger agreement.

Q:	What stockholder approval is required to complete the merger?

A:	To adopt the amended merger agreement and complete the merger, a majority of the outstanding shares of common stock entitled to vote at the special meeting must vote “FOR” adoption of the amended merger agreement.

Q:	When do you expect the merger to be completed?

A:	We and Brocade are working to complete the merger in late December 2008. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not complete it at all.

Q:	Where can I find more information about Brocade and Foundry?

A:	You can find more information about Brocade and Foundry from reading this revised proxy statement and the various sources described in this revised proxy statement under the section entitled “Where You Can Find More Information” beginning on page 89 of this revised proxy statement.

Q:	Will Brocade stockholders be required to vote regarding the merger?

A:	No. A vote by Brocade stockholders is not required to complete the merger, and the approval of Brocade stockholders is not being solicited. Therefore, a copy of this revised proxy statement is not being delivered to Brocade stockholders.

Q:	Who can help answer my questions about the merger?

A:	If you have questions about the merger, you should contact:

The Altman Group, Inc. 1200 Wall Street West, 3rd Floor Lyndhurst, NJ 07071 Telephone: 1-866-721-1399 email: foundryinfo@altmangroup.com

QUESTIONS AND ANSWERS REGARDING THE RESCHEDULED SPECIAL MEETING OF
STOCKHOLDERS

Q:	What do I need to do now?

A:	After you carefully read this revised proxy statement, mail your signed green proxy card in the enclosed return envelope, or submit your proxy by telephone or on the Internet in accordance with the instructions on the proxy card. In order to assure that your vote is recorded, please vote your proxy as soon as possible even if you currently plan to attend the meeting in person. If you own your shares in “street name” through a broker, bank or other nominee, you must instruct your broker, bank or other nominee how to vote your shares using the enclosed voting instruction card. Internet and telephone voting is available in accordance with the instructions on the voting instruction card.

Q:	If I submitted a proxy card in connection with the special meeting of stockholders originally scheduled to be held on October 24, 2008 for purposes of adopting the merger agreement, do I need to return a proxy card now?

A:	If you have previously returned an executed proxy card to us, or previously granted your proxy by telephone or through the Internet, you will need to complete and mail to us the enclosed green proxy card, grant your proxy to us again by telephone or through the Internet, or attend and vote in person at the rescheduled special meeting. Proxies from the previous mailing are void and those that were previously returned or granted to us will not be counted.

Q:	Why is my vote important?

A:	If you do not return your green proxy card or submit your proxy by telephone or through the Internet or vote in person at the special meeting, your failure to vote will have the same effect as a vote against adoption of the amended merger agreement.

Q:	How do I instruct my broker, bank or other nominee to vote in connection with the adoption of the amended merger agreement?

A:	If your shares are held by a broker, bank or other nominee, you must follow the instructions on the form you receive from your broker, bank or other nominee in order for your shares to be voted. Please follow their instructions carefully. Also, please note that if the holder of record of your shares is a broker, bank or other nominee and you wish to vote at the special meeting, you must request a legal proxy from the bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the special meeting to vote your shares. Based on the instructions provided by the broker, bank or other nominee, “street name” stockholders may generally vote by mail, by methods listed on the voting instruction card or in person with a proxy from the record holder.

Q:	If my shares are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:	If you do not provide your broker, bank or other nominee with instructions on how to vote your “street name” shares, your broker, bank or other nominee will not be permitted to vote them for the adoption of the amended merger agreement.

Q:	If my shares are held in “street name,” what if I fail to instruct my broker, bank or other nominee?

A:	If you fail to instruct your broker, bank or other nominee to vote your shares and the broker, bank or other nominee submits an unvoted proxy, the resulting “broker non-votes” will be counted toward a quorum at the respective special meeting, but they will not be voted and they will have the consequences set forth above under “Why is my vote important?”

Q:	Can I change my vote after I have mailed my green proxy card?

A:	You can change your vote at any time before your green proxy card is voted at the special meeting. You can do this in one of four ways:

•	delivering a valid, later-dated proxy by mail, or a later-dated proxy by telephone or Internet;

•	delivering a signed written notice to our Secretary before the meeting that you have revoked your proxy;

•	voting at a later date by telephone or by using the Internet; or

•	voting by ballot at the special meeting.

Your attendance at the special meeting alone will not revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares by executing a voting instruction card or by using the telephone or Internet, you must follow directions from your broker, bank or other nominee to change those instructions.

Q:	Should I send in my stock certificates now?

A:	No. If our stockholders approve adoption of the amended merger agreement, after the merger is completed, Brocade’s paying agent will send our stockholders written instructions for surrendering their stock certificates.

Q:	Who is paying for this proxy solicitation?

A:	We and Brocade will share equally all fees and expenses (other than attorney’s fees) in connection with the filing, printing and mailing of this revised proxy statement. We will be responsible for any fees incurred in connection with the solicitation of proxies for the special meeting. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy and solicitation materials to beneficial owners.

Q:	What will I receive upon completion of the merger?

A:	If the merger is completed, you will be entitled to receive $16.50 in cash, without interest, for each share of our common stock you own as of the effective time of the merger, subject to adjustment for stock splits, stock dividends and similar events.

Q:	What will happen to my stock options and restricted stock units?

A:	Most of our outstanding stock options and restricted stock units will, at the effective time of the merger and subject to applicable withholding requirements, be assumed by Brocade or replaced with reasonably equivalent Brocade equity awards based on a conversion ratio derived from the per-share merger consideration as more fully set forth in the amended merger agreement. However, certain of our outstanding stock options and restricted stock units will terminate at the effective time of the merger without consideration. In addition, under certain circumstances, certain of our outstanding vested options will terminate as of the effective time of the merger and Brocade will grant, in lieu thereof, a fully-vested right to be issued Brocade common stock upon settlement thereof based on a conversion ratio derived from the per-share merger consideration as more fully set forth in the amended merger agreement.

Q:	How will the merger affect my participation in the Foundry employee stock purchase plan?

A:	Brocade will convert rights to purchase our common stock under the Foundry employee stock purchase plan, or Foundry ESPP, into rights to purchase shares of Brocade common stock based upon a conversion ratio derived from the per-share merger consideration set forth in the amended merger agreement.

Q:	What will happen to my restricted stock?

A:	Each share of our restricted common stock that is outstanding at the effective time of the merger and is unvested or subject to a risk of forfeiture, a repurchase option or other condition pursuant to an applicable restricted stock purchase agreement or other agreement with us will be exchanged into the right to receive $16.50 in cash, without interest. However, unless otherwise provided under an applicable stock purchase agreement or other agreement with us, the cash to be received in exchange for such shares of restricted common stock will remain unvested and continue to be subject to the same risk of forfeiture or other conditions. Such cash will be held by Brocade until the risk of forfeiture or other condition lapses or otherwise terminates.

Q:	What are the material U.S. federal income tax consequences of the merger to our stockholders?

A:	The merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, each of our stockholders will generally recognize gain or loss as a result of the merger equal to the difference between the amount of cash received by the stockholder in the merger (including cash received by the stockholder, if any, by reason of our sale of our portfolio of auction rate securities prior to completion of the merger and payment of the special dividend described in the section entitled “Agreements Related to the Merger — The Amended Merger Agreement — Special Dividend” beginning on page 62 of this revised proxy statement) and the stockholder’s adjusted tax basis in the common stock surrendered in the merger. Generally, if a stockholder has held the shares for more than one year as of the effective time of the merger, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations.

For more information concerning the U.S. federal income tax consequences of the merger, please see the section entitled “Proposal No. 1 — The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 56 of this revised proxy statement.

Tax matters are very complicated and the consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Our stockholders are strongly urged to consult their own tax advisors to determine their own tax consequences from the merger.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, stockholders who timely submit a written demand for appraisal of their shares and who perfect their appraisal rights by complying with the other applicable statutory procedures will be entitled to be paid the fair value of their shares of Foundry common stock in connection with the merger in accordance with Delaware law. Please see the section entitled “Proposal No. 1 — The Merger — Appraisal Rights” beginning on page 53 of this revised proxy statement.

Q:	When and where is the special meeting?

A:	The special meeting of stockholders will begin promptly at 10:00 a.m., local time, on December [19], 2008, at the Hilton Santa Clara Hotel, located at 4949 Great America Parkway, Santa Clara, California 95054. Check-in will begin at 9:00 a.m. Please allow ample time for the check-in procedures.

Q:	Can I attend the special meeting?

A:	You are entitled to attend the special meeting only if you were a stockholder as of the close of business on November 7, 2008, the record date for the special meeting, or you hold a valid proxy for the special meeting. You should be prepared to present valid government-issued photo identification for admittance. In addition, if you are a record holder, your name will be verified against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker, bank or other nominee (i.e., in “street name”), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to November 7, 2008, or other similar evidence of ownership. If you do not provide valid government-issued photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	How does the board of directors recommend that I vote?

A:	After careful consideration, the board of directors unanimously recommends that our stockholders vote “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary. For a description of the reasons underlying the recommendation of the board of directors, see the section entitled “Proposal No. 1 — The Merger — Consideration of the Merger and the Amended Merger Agreement by the Board of Directors” beginning on page 28 of this revised proxy statement.

Q:	What is the vote of stockholders required to adopt the amended merger agreement?

A:	The affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the special meeting is required to adopt the amended merger agreement. Pursuant to voting agreements entered into in connection with the merger, as they have been amended, our directors have agreed to vote their shares of

v

common stock in favor of adoption of the amended merger agreement. As of the record date for the special meeting, our directors collectively owned an aggregate of 11,019,223 shares of common stock entitled to vote at the special meeting, or approximately 7.35% of the total outstanding shares of common stock entitled to vote at the special meeting. In addition to the shares of our common stock that are subject to the amended voting agreements, as of the record date for the rescheduled special meeting, Brocade owned and was entitled to vote an aggregate of 14,000,000 shares of our common stock, or approximately 9.34% of the total outstanding shares of our common stock as of the record date. Brocade acquired its shares of our common stock in the open market following the announcement of the merger and has agreed to vote them “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary.

Q:	How can I vote?

A:	Registered stockholders as of the record date may vote in person at the special meeting or by one of the following methods:

•	complete, sign and date the enclosed green proxy card and return it in the prepaid envelope provided;

•	call the toll-free telephone number on the proxy card and follow the recorded instructions; or

•	visit an Internet website established for that purpose at www.investorvote.com/FDRY and following the instructions.

Stockholders who hold shares of our common stock in “street name” may vote by following the instructions provided by their broker, bank or other nominee, including by one of the following methods:

•	complete, sign, date and return your voting instruction card in the enclosed pre-addressed envelope;

•	other methods listed on your voting instruction card or other information forwarded by your bank, broker or other nominee regarding whether you may vote by telephone or electronically on the Internet; or

•	in person at the special meeting with a legal proxy from your bank, broker or other nominee. Please consult the voting instruction card sent to you by your bank, broker or other nominee to determine how to obtain a legal proxy in order to vote in person at the special meeting.

For a more detailed explanation of the voting procedures, please see the section entitled “The Special Meeting of Stockholders — How You Can Vote” beginning on page 12 of this revised proxy statement.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary.

Q:	Who can help answer my questions?

A:	If you would like additional copies of this revised proxy statement, or if you have questions about the merger, including the procedures for voting your shares, you should contact by letter, phone or email:

The Altman Group, Inc.
1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Telephone: 1-866-721-1399
email: Foundryinfo@altmangroup.com

SUMMARY

The following is a summary of the information contained in this revised proxy statement. This summary may not contain all of the information that is important to you. You should carefully read this entire revised proxy statement, the Annexes attached hereto and other documents to which we refer. In particular, you should read the annexes attached to this revised proxy statement, including the merger agreement and the amendment to the merger agreement, which are attached as Annexes A-1 and A-2 and are incorporated by reference into this revised proxy statement.

The Companies

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-6758
http://www.brocade.com

Brocade is the leading supplier of storage area network equipment and a leading provider of data center networking solutions that help enterprises connect and manage their information. Brocade offers a comprehensive line of data center networking products, software and services that enable businesses to make their data centers more efficient, reliable and adaptable. Brocade products and services are designed to help information technology, or IT, organizations manage their data assets in an efficient, cost-effective manner.

Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1700
http://www.foundrynet.com

We design, develop, manufacture, market and sell a comprehensive, end-to-end suite of high performance data networking solutions, including Ethernet Layer 2-7 switches and Metro and Internet routers. Our customers include Internet Service Providers, Metro Service Providers, government agencies and various enterprises, including education, healthcare, entertainment, technology, energy, financial services, retail, aerospace, transportation, and e-commerce companies.

Falcon Acquisition Sub, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-6758

Falcon Acquisition Sub, Inc. is a wholly-owned subsidiary of Brocade that was incorporated in Delaware in July 2008. Falcon Acquisition Sub, Inc. does not engage in any operations and exists solely to facilitate the merger.

Structure of the Merger (See page 61)

Under the terms of the amended merger agreement, Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade formed for the purpose of the merger, will be merged with and into us. As a result, we will continue as the surviving corporation and will become a wholly-owned subsidiary of Brocade upon completion of the merger. Accordingly, our shares will no longer be publicly traded, and holders of our common stock will be entitled to receive cash consideration. The Agreement and Plan of Merger, dated as of July 21, 2008, among Brocade, Foundry and Falcon Acquisition Sub, Inc., attached as Annex A-1 to this revised proxy statement, as amended by Amendment No. 1 thereto, dated as of November 7, 2008 attached as Annex A-2 to this revised proxy statement, is referred to in this revised proxy statement as the amended merger agreement.

Completion of the Merger (See page 61)

The completion of the merger is scheduled to take place on a date to be designated by Brocade after the satisfaction or waiver of all conditions to completion of the merger. The completion date designated by Brocade may not be later than the earlier of (i) December 30, 2008, and (ii) the later of December 22, 2008 and the date that is 10 business days after the satisfaction or waiver of such conditions to completion of the merger. However, in certain circumstances where Brocade has failed to obtain the necessary debt financing to complete the merger on the designated completion date, the completion of the merger will be postponed until two business days after Brocade obtains the necessary debt financing (subject to the continued satisfaction or waiver, as of the date of completion of the merger, of the conditions to completion of the merger).

Consideration in the Merger (See page 62)

Upon the effectiveness of the merger, each of our stockholders will be entitled to receive $16.50 in cash, without interest, for each share of our common stock such stockholder owns as of the effective time of the merger, subject to adjustment for stock splits, stock dividends and similar events.

Special Dividend (See page 62)

The amended merger agreement provides that we may sell our auction rate securities prior to the completion of the merger and pay a dividend of the net proceeds of the sale, up to a maximum of $50 million, to our stockholders, calculated on a fully diluted basis based on the treasury stock method. If we are successful in selling these securities, we intend to declare a special dividend on our common stock, which would be payable only if the merger occurs, to distribute the proceeds of such sale. The record date has not been set for such special dividend, if any.

Treatment of Options, Restricted Stock Units and Restricted Stock (See page 63)

The amended merger agreement provides that, subject to certain exceptions, each option to purchase shares of our common stock, whether or not vested, outstanding at the effective time of the merger will be converted into an option to purchase Brocade common stock by Brocade either assuming such option or replacing such option by issuing a reasonably equivalent replacement option to purchase Brocade common stock. Each option that is assumed or replaced by Brocade will continue to be subject to substantially similar terms and conditions as in effect prior to the merger.

The amended merger agreement also provides that, subject to certain exceptions, each restricted stock unit that is outstanding immediately prior to the completion of the merger will be converted into a right to be issued Brocade common stock by Brocade either assuming such restricted stock unit or replacing such restricted stock unit by issuing a reasonably equivalent replacement right to be issued Brocade common stock. Each restricted stock unit that is assumed or replaced by Brocade will continue to be subject to substantially similar terms and conditions as in effect prior to the merger.

The amended merger agreement provides that certain of our options and restricted stock units outstanding at the effective time of the merger, whether vested or unvested, will not be assumed or substituted for Brocade and will terminate as of the effective time of the merger without payment of consideration.

The amended merger agreement provides that, under certain circumstances, certain of our vested options outstanding at the effective time of the merger will terminate as of the effective time of the merger and Brocade will grant, in lieu thereof, a fully-vested right to be issued Brocade common stock upon settlement thereof.

The amended merger agreement provides that each share of our restricted common stock that is outstanding at the effective time of the merger and is subject to a risk of forfeiture, a repurchase option or other condition pursuant to an applicable restricted stock purchase agreement or other agreement with us will be exchanged for the same per-share merger consideration as other shares of our common stock. However, unless otherwise provided under an applicable stock purchase agreement or other agreement with us, the cash to be received in exchange for such shares of restricted common stock will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other condition. Such cash will be held by Brocade and delivered to the former holders of restricted common stock when such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates.

Treatment of Rights Under the Employee Stock Purchase Plan (See page 64)

The amended merger agreement provides that Brocade will convert each right to purchase shares of our common stock under the ESPP into rights to purchase Brocade common stock based on a conversion ratio derived from the per-share merger consideration set forth in the amended merger agreement.

Conditions to Completion of the Merger (See page 74)

The respective obligations of Brocade and Foundry to complete the merger are subject to the satisfaction of a number of conditions.

Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals (See page 77)

We have agreed that we will not:

•	solicit, initiate, knowingly encourage, induce or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry, each as defined in the amended merger agreement;

•	furnish any nonpublic information regarding us or any of our subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry, except as provided in the amended merger agreement;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction, as defined in the amended merger agreement.

However, the amended merger agreement provides that the restrictions on our soliciting, discussing, negotiating or furnishing information in connection with acquisition inquiries or acquisition proposals described above would not apply during the period commencing on November 7, 2008 and ending on November 21, 2008.

We must promptly notify Brocade by oral and written notice if it receives any other acquisition proposals or acquisition inquiries, and provide Brocade with the identity of the person making the acquisition proposal or acquisition inquiry and the materials terms thereof.

If we receive an unsolicited proposal that the board of directors determines is or is reasonably likely to lead to a superior offer, as defined in the amended merger agreement, it may furnish nonpublic information to the person or entity making the acquisition proposal and engage in negotiations with such person or entity regarding such proposal if the board of directors determines that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable law.

Change of Recommendation (See page 79)

The board of directors may withdraw or modify its recommendation in favor of the adoption of the amended merger agreement if it determines that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable law and it complies with certain notice requirements and other conditions, including a requirement that if such withdrawal or modification is in response to an acquisition proposal, such proposal must be a superior offer, as defined in the amended merger agreement. In the event that the board of directors withdraws or modifies its recommendation in a manner adverse to Brocade and the amended merger agreement is subsequently terminated, we will be required to pay a termination fee of $85 million to Brocade.

Termination of the Amended Merger Agreement (See page 80)

The amended merger agreement may be terminated by Brocade or us under certain circumstances at any time prior to completion of the merger, whether before or after adoption of the amended merger agreement by our stockholders.

Expenses and Termination Fees (See page 82)

Subject to limited exceptions, all fees and expenses incurred in connection with the amended merger agreement will be paid by the party incurring such expenses.

A termination fee of $85 million may be payable by us to Brocade upon the termination of the amended merger agreement under several circumstances. Either a reverse termination fee of $125 million or a reduced fee of $85 million may be payable by Brocade to us upon the termination of the amended merger agreement under certain circumstances where Brocade has failed to obtain the necessary debt financing to complete the merger.

Recommendation of the Board of Directors to its Stockholders (See page 11)

The board of directors has unanimously determined that the merger and the amended merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, and unanimously approved the merger and the amended merger agreement. The board of directors unanimously recommends that the holders of our common stock vote “FOR” the proposal to adopt the amended merger agreement, and “FOR” adjournment of the special meeting, if necessary.

Opinion of Our Financial Advisors (See page 33 and page 39)

Merrill Lynch.  Our financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, delivered its opinion to the board of directors to the effect that, as of November 7, 2008 and based upon and subject to the various considerations described in its written opinion, the consideration to be received by the holders of our common stock pursuant to the amended merger agreement was fair, from a financial point of view, to the holders of such common stock, other than Brocade and its affiliates.

The full text of the written opinion of Merrill Lynch, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch in rendering its opinion, is attached as Annex D to this revised proxy statement. Holders of our common stock are urged to, and should, read the opinion carefully and in its entirety. Merrill Lynch provided its opinion for the use and benefit of the board of directors in connection with its consideration of the merger. The Merrill Lynch opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the holders of our common stock, other than Brocade and its affiliates, as of November 7, 2008, the date of the Merrill Lynch opinion. The Merrill Lynch opinion does not address the merits of our underlying decision to engage in the merger and does not constitute a recommendation as to how any holder of our common stock should vote on the proposed merger or any other matter.

Houlihan Lokey.  On November 7, 2008, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., or Houlihan Lokey, rendered an oral opinion to the board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 7, 2008), as to the fairness, from a financial point of view, of the consideration to be received by the holders of our common stock (other than Brocade, Falcon Acquisition Sub, Inc. and their respective affiliates) in the merger, as of November 7, 2008 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the board of directors and only addressed the fairness from a financial point of view of the consideration to be received by the holders of our common stock (other than Brocade, Falcon Acquisition Sub, Inc. and their respective affiliates) and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this revised proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this revised proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. We encourage our stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this revised proxy statement are intended to be, and do not constitute advice or a recommendation to the board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

Vote Required by Our Stockholders (See page 12)

The affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the special meeting is required to adopt the amended merger agreement. The affirmative vote of a majority of the shares of common stock present and entitled to vote at the special meeting is required to adjourn the special meeting of stockholders, if necessary. Each share of our common stock is entitled to one vote on the proposals to be presented at the special meeting. As of the November 7, 2008 record date for the special meeting, our directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of 11,794,362 shares of our common stock, or approximately 7.87% of the total outstanding shares of our common stock.

Pursuant to voting agreements entered into between Brocade and our directors in connection with the merger, as they have been amended, our directors have agreed to vote their shares of our common stock in favor of adoption of the amended merger agreement. As of the record date for the special meeting, our directors collectively owned an aggregate of 11,019,223 million shares of our common stock entitled to vote at the special meeting, or approximately 7.35% of the total outstanding shares of our common stock as of the record date.

In addition to the shares of our common stock that are subject to the amended voting agreements, as of the record date for the special meeting, Brocade owned and was entitled to vote an aggregate of 14,000,000 shares of our common stock, or approximately 9.34% of the total outstanding shares of our common stock as of the record date. Brocade acquired its shares of our common stock in the open market following the announcement of the merger and has agreed to vote its shares of our common stock “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary.

Interests of Our Directors and Executive Officers in the Merger (See page 47)

When considering the recommendation by the board of directors, you should be aware that a number of our executive officers and directors have interests in the merger that are different from, or in addition to, those of other stockholders generally.

These interests include:

•	with respect to certain of our executive officers (other than Bobby R. Johnson, Jr., our chief executive officer):

•	the eligibility to receive certain severance payments in the event the executive officer’s employment is terminated by us without “cause” or is terminated by the executive officer for “good reason” (as such terms are defined in the applicable agreement) during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger;

•	partial acceleration of vesting of restricted stock units granted to the executive officer on July 31, 2008 in the event his or her employment is terminated by us or Brocade in connection with the merger prior to July 31, 2009, and

•	full acceleration of vesting of all other stock-based awards held by the executive officer in the event the executive officer’s employment is terminated by us without “cause” or is terminated by the executive officer for “good reason” during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger;

•	the continued indemnification of our directors and officers under existing indemnification agreements and our charter documents and their continued coverage by directors’ and officers’ liability insurance after the merger;

•	the retention of some of our executive officers as officers, employees or consultants of Brocade or its subsidiaries following the merger; and

•	with respect to our directors, full acceleration of vesting of stock-based awards granted to them in their capacities as our directors.

Regulatory Approvals (See page 52)

The merger was subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act. Pursuant to the HSR Act the merger could not be completed unless certain filings were submitted to the U.S. Federal Trade Commission, referred to as the FTC, and the Antitrust Division of the U.S. Department of Justice, referred to as the Antitrust Division, and the applicable waiting period had expired or had been terminated. We and Brocade filed the appropriate notification and report forms with the FTC and the Antitrust Division on August 13, 2008, and the applicable waiting period expired on September 12, 2008.

The merger was also subject to clearance by the German Bundeskartellamt under the German Act Against Restraints on Competition. Brocade filed a notification with the German Bundeskartellamt on August 29, 2008, and received its clearance decision on September 15, 2008.

Subject to the terms and conditions set forth in the amended merger agreement, we and Brocade have agreed to use our reasonable best efforts to obtain any other regulatory clearances necessary to complete the merger. In addition, the reviewing agencies or governments, states or private persons, may challenge the merger at any time before or after its completion.

We and Brocade believe that the completion of the merger will not violate any antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that the result will be favorable to us or Brocade.

Litigation Relating to the Merger (See page 53)

On July 23, 2008, an action, Doug Edrington v. Bobby R. Johnson, Jr., et al., was filed in the Superior Court of the State of California for the County of Santa Clara. In this action, the plaintiff named as defendants the members of the board of directors. The complaint asserts claims on behalf of our stockholders who are similarly situated with the plaintiff. Among other things, the complaint alleges that the members of the board of directors have breached their fiduciary duties to our stockholders in connection with the merger and engaged in self-dealing in connection with the board of directors’ approval of the merger, allegedly resulting in an unfair process and unfair price to our stockholders. The complaint seeks class certification and certain forms of equitable relief, including enjoining the consummation of the merger. On October 6, 2008, the plaintiff filed a motion for preliminary injunction of the merger, requesting that the Court order that additional disclosure be made to stockholders prior to proceeding with the stockholder vote on the merger initially scheduled for October 24, 2008. On October 16, 2008, the defendants filed an opposition to the plaintiff’s motion for preliminary injunction, and on October 20, 2008 the plaintiff filed a reply brief in support of the motion for preliminary injunction. A hearing on the plaintiff’s motion for preliminary injunction was held on October 22, 2008. On the same day, the Court entered an order denying the plaintiff’s motion for a preliminary injunction. We believe that the allegations of the complaint are without merit and have advanced defense costs on behalf of our directors, who intend to vigorously contest the action. However, there can be no assurances that the defendants will be successful in such defense.

We will Delist and Deregister its Shares of Common Stock (See page 53)

If the merger is completed, our common stock will be delisted from the NASDAQ Global Select Market and deregistered under the Securities Exchange Act of 1934, or the Exchange Act, and we will no longer be required to file periodic reports with the SEC with respect to shares of our common stock.

Appraisal Rights (See page 53)

Under Delaware law, holders of our common stock are entitled to appraisal rights in connection with the merger provided that they comply with the conditions established by Section 262 of the Delaware General Corporation Law.

Material United States Federal Income Tax Consequences of the Merger (See page 56)

The merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, each of our stockholders will generally recognize gain or loss as a result of the merger equal to the difference between the amount of cash received by the stockholder in the merger (including cash received by the stockholder under the amended merger agreement, if any, by reason of our sale of our portfolio of auction rate securities prior to completion of the merger and payment of the special dividend described in the section entitled “Agreements Related to the Merger — The Amended Merger Agreement — Special Dividend” beginning on page 62 of this revised proxy statement) and the stockholders’ adjusted tax basis in the common stock surrendered in the merger. Generally, if a stockholder has held the shares for more than one year as of the effective time of the merger, any gain will be characterized as long-term capital gain. The deductibility of capital losses is subject to limitations.

Tax matters are very complicated and the consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Our stockholders are strongly urged to consult their own tax advisors to determine their own tax consequences from the merger.

Financing Commitment (See page 58)

Brocade has entered into a financing commitment letter with Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A. and Morgan Stanley Senior Funding, Inc., which we refer to collectively as the agents. Subject to the terms and conditions of the financing commitment letter, the agents have committed to provide senior secured credit facilities of up to $1.125 billion, which includes a revolving credit facility of up to $125.0 million, and a senior unsecured bridge loan facility of up to $500.0 million in the event that Brocade does not issue such amount of senior unsecured notes and/or convertible notes at or prior to the time the merger is completed. The financing contemplated by the financing commitment letter is referred to as the debt financing. The loans contemplated by the financing commitment letter will partially fund the merger and fees and expenses related to the merger and the debt financing.

The financing commitment letter also includes customary conditions to funding, including, without limitation, (i) the closing of the credit facilities on or before the expiration date thereof, (ii) there not having occurred since March 31, 2008 a change, occurrence or development that has or would be reasonably be expected to have a material adverse effect, as defined in the amended merger agreement, on us and our subsidiaries, (iii) the creation of security interests in the collateral for the secured facility, (iv) the execution and delivery of definitive documentation and customary closing documents, (v) the completion of the merger in accordance with the terms and conditions of the amended merger agreement, without any amendments or modifications to the amended merger agreement that are materially adverse to the lenders without consent of the agents, (vi) the absence of certain other indebtedness, (vii) receipt of customary consents and approvals, (viii) the payment of required fees and expenses in accordance with the financing commitment letter, (ix) a minimum level of unrestricted cash on the completion date of the merger after giving effect to the merger, (x) the absence of any competing financing for Brocade, Foundry or their respective affiliates and (xi) the availability of a prospectus or an offering memorandum, as applicable, for the issuance of the senior unsecured notes and/or convertible notes.

On October 7, 2008, Brocade, the agents and the other lenders party thereto entered into the definitive credit agreement relating to the secured facility. Pursuant to the credit agreement, the lenders funded $1.1 billion aggregate principal amount of term loans and provided a revolving credit facility of $125 million. The proceeds of the term loans were placed into a blocked securities account, pending satisfaction of the conditions to the release of such proceeds on the completion date of the merger.

The conditions to the release of the term loan proceeds and the borrowing of revolving loans under the credit agreement include, without limitation, those described in clauses (i) through (x) of the paragraph above that describes the closing conditions to the financing commitment letter. Brocade may not borrow loan amounts under the revolving credit facility until the completion date of the merger, and borrowings on such date will be limited to a specified amount.

MARKET PRICE AND DIVIDEND DATA

Our common stock trades on the NASDAQ Global Select Market under the symbol “FDRY.”

The following table shows the closing sales price per share of our common stock as reported on the NASDAQ Global Select Market on (i) July 21, 2008, the last full trading day preceding public announcement that we and Brocade had entered into the merger agreement dated July 21, 2008, (ii) October 29, 2008, the last full trading day preceding public announcement that we and Brocade had reached an agreement in principle to amend the merger agreement, and (iii) November ●, 2008, the last full trading day for which closing price per share information was available at the time of the printing of this revised proxy statement.

July 21, 2008		$13.66
October 29, 2008		$13.00
November ●, 2008	$	●

The following table sets forth the high and low closing sales prices of our common stock for the periods indicated.

	High	Low
	($)	($)

Year Ending December 31, 2008
Fourth Fiscal Quarter (through November ●, 2008)	●	●
Third Fiscal Quarter	18.45	11.16
Second Fiscal Quarter	13.80	11.30
First Fiscal Quarter	17.42	10.98
Year Ending December 31, 2007
Fourth Fiscal Quarter	21.77	16.06
Third Fiscal Quarter	19.16	16.84
Second Fiscal Quarter	17.53	13.41
First Fiscal Quarter	15.84	13.32
Year Ending December 31, 2006
Fourth Fiscal Quarter	15.04	12.06
Third Fiscal Quarter	13.43	9.07
Second Fiscal Quarter	17.78	9.85
First Fiscal Quarter	18.16	13.58

The foregoing tables show only historical information. These tables may not provide meaningful information to you in determining whether to vote in favor of the proposal to adopt the amended merger agreement. Our stockholders should obtain current market quotations for our common stock and review carefully the other information contained in this revised proxy statement in considering whether to adopt the amended merger agreement.

We have never paid cash dividends on our common stock. The terms of the amended merger agreement permit us to, and we currently intend to, declare a special dividend on our common stock in connection with the anticipated merger with Brocade, which we refer to as the special dividend. The special dividend, which would be payable only if the merger occurs, of up to a per share amount determined by dividing (i) the lesser of (a) the net cash proceeds of the sale of any auction rate securities held by us on November 7, 2008, the date of the execution of the amendment, and (b) $50,000,000 by (ii) the total number of outstanding shares of our common stock as of the record date for the special dividend calculated on a fully diluted basis based on the treasury stock method and assuming a market value for our common stock equal to the sum of $16.50 plus the actual per share amount of the special dividend. The calculation of the fully diluted number of shares of our common stock will exclude the unvested options and restricted stock units held by our employees whose employment will be terminated as of the date of completion of the merger, after giving effect to any acceleration of vesting of such options or restricted stock units in connection with the merger under any applicable agreements with such employees. As of November 7, 2008, Brocade beneficially owned 14,000,000 shares of our common stock. As a holder of our common stock, Brocade would be entitled to receive a special dividend based on the number of shares of our common stock that it holds as of the record date for the special dividend. The payment of the special dividend is conditioned on our ability to sell the auction rate securities we held as of November 7, 2008. Due to recent failures in the auction process for these types of securities, holders of these securities have recently been unable to sell them, or had difficulties selling them. We may not be able to sell the auction rate securities we hold prior to completion of the merger, and therefore may not pay any special dividend to our stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This revised proxy statement and the documents incorporated by reference into this revised proxy statement contain forward-looking statements that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Brocade, Foundry or the combined company to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations, certain assumptions related to Brocade’s ability and willingness to obtain the financing necessary to complete the merger and the anticipated timing of approvals and the completion of the merger; any statements concerning proposed new products, services, developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the risk that the merger will not be completed, including the risk that Brocade does not obtain the financing necessary to complete the merger and that the required stockholder approval for the merger may not be obtained. You should note that the descriptions of the opinion of our financial advisors contain forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this revised proxy statement.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, our or Brocade’s results could differ materially from the expectations in these statements. The forward-looking statements included in this revised proxy statement are made only as of the date of this revised proxy statement, and neither we nor Brocade are under any obligation to update such forward-looking statements and intend to do so.

INFORMATION ABOUT BROCADE

Brocade is the leading supplier of storage area network equipment and a leading provider of data center networking solutions that help enterprises connect and manage their information. Brocade offers a comprehensive line of data center networking products, software and services that enable businesses to make their data centers more efficient, reliable and adaptable. Brocade products and services are designed to help information technology organizations manage their data assets in an efficient, cost-effective manner. In the first fiscal quarter of 2008, Brocade reorganized itself into four operating units. The objective of this new organization is to allow Brocade to more effectively focus on growth opportunities, while being well-positioned to more rapidly scale and accommodate new business opportunities, including potential future acquisitions. The four operating units are as follows:

•	The Data Center Infrastructure operating unit encompasses the Brocade family of Storage Area Network, or SAN, business which includes infrastructure products and solutions including directors, switches, routers, fabric-based software applications, distance/extension products, as well as management applications and utilities to centralize data management.

•	The Server Edge and Storage operating unit includes Brocade’s new HBAs and Intelligent Server Adapter initiatives, as well as its SAN switch modules for bladed servers and embedded switches for blade servers.

•	The Services, Support and Solutions operating unit includes services that assist customers with consulting and support in designing, implementing, deploying and managing data center enterprise solutions as well as post-contract customer support.

•	The Files operating unit includes the Brocade family of File Area Network solutions which includes both software and hardware offerings for more effectively managing file data and storage resources.

Together, Brocade’s products and services simplify information technology infrastructure, increase resource utilization, ensure availability of mission critical applications and serve as a platform for corporate data back up and disaster recovery. Brocade products and services are marketed, sold and supported worldwide to end-user customers through distribution partners, including OEMs, distributors, systems integrators, value-added resellers and by Brocade directly.

Brocade was incorporated in California on August 24, 1995 and re-incorporated in Delaware on May 14, 1999. Brocade’s mailing address and executive offices are located at 1745 Technology Drive, San Jose, California 95110. Brocade’s telephone number is (408) 333-8000. Brocade’s corporate website is www.brocade.com. Brocade’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on Brocade’s website when such reports are available on the SEC website. The public may read and copy any materials filed by Brocade with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The contents of these websites are not incorporated into this filing. Further, Brocade’s references to the URLs for these websites are intended to be inactive textual references only.

THE SPECIAL MEETING OF STOCKHOLDERS

General

We are furnishing this revised proxy statement to our stockholders in connection with the solicitation of proxies by the board of directors for use at the rescheduled special meeting of stockholders, which will take place on December [19], 2008.

Date, Time and Place of the Special Meeting

We will hold the special meeting of stockholders on December [19], 2008, promptly at 10:00 a.m. local time at the Hilton Santa Clara Hotel, located at 4949 Great America Parkway, Santa Clara, California 95054.

Purpose of the Special Meeting

At the special meeting, including any adjournment or postponement thereof, our stockholders will be asked to consider and vote upon and approve the following proposals:

1. The adoption of the Agreement and Plan of Merger, dated as of July 21, 2008, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of November 7, 2008, among Foundry, Brocade and Falcon Acquisition Sub, Inc. a wholly-owned subsidiary of Brocade.

2. The adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

3. The transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

A copy of the merger agreement is attached to this revised proxy statement as Annex A-1 and a copy of the amendment to the merger agreement is attached to this revised proxy statement as Annex A-2. We encourage our stockholders to read the amended merger agreement in its entirety.

THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO OUR STOCKHOLDERS. ACCORDINGLY, WE URGE OUR STOCKHOLDERS TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS REVISED PROXY STATEMENT AND THE

OTHER INFORMATION INCORPORATED BY REFERENCE HEREIN, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED GREEN PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE OR GRANT YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET. IF YOU HAVE PREVIOUSLY RETURNED AN EXECUTED PROXY CARD TO US, YOU WILL NEED TO COMPLETE AND MAIL TO US THE ENCLOSED GREEN PROXY CARD, GRANT YOUR PROXY BY TELEPHONE OR THROUGH THE INTERNET, OR ATTEND AND VOTE IN PERSON AT THE RESCHEDULED SPECIAL MEETING. PROXIES FROM THE PREVIOUS MAILING ARE VOID AND THOSE THAT WERE PREVIOUSLY RETURNED OR GRANTED TO US WILL NOT BE COUNTED.

Recommendation of the Board of Directors

After careful consideration, the board of directors unanimously determined that the merger and the amended merger agreement are advisable and fair to, and in the best interests of, Foundry and its stockholders, and unanimously approved the merger and the amended merger agreement. The board of directors unanimously recommends that our stockholders vote “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary.

In considering such recommendation, stockholders should be aware that some of our directors and executive officers have interests in the merger that are different from, or in addition to, those of our stockholders generally. See the section entitled “Proposal No. 1 — The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 47 of this revised proxy statement.

If your submitted green proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” adoption of the amended merger agreement and “FOR” adjournment of the special meeting, if necessary.

Admission to the Special Meeting

Only stockholders as of the close of business on November 7, 2008, and other persons holding valid proxies for the special meeting are entitled to attend the special meeting. Stockholders and their proxies should be prepared to present valid government-issued photo identification. Stockholders who are not record holders but hold shares through a broker, bank or other nominee (i.e., in “street name”) should provide proof of beneficial ownership on the record date for the special meeting, such as their most recent account statement prior to November 7, 2008, or other similar evidence of ownership. Anyone who does not provide valid government-issued photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.

Record Date and Stockholders Entitled to Vote

Record Holders.  Record holders of common stock at the close of business on November 7, 2008, the record date, may vote at the special meeting. On November 7, 2008, we had 149,943,346 outstanding shares of common stock, which were held by approximately 243 record holders.

Registered Stockholders.  If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the special meeting.

Street Name Stockholder.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” These proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote, and you are also invited to attend the special meeting. However, since you are not the record holder, you may not vote these shares in person at the special meeting unless you follow the applicable procedures for obtaining a legal proxy from your broker, bank or other nominee. Your broker, bank or nominee has enclosed a voting instruction card for you to use.

A complete list of the stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours for a period of at least 10 days prior to the special meeting, at the offices of Foundry Networks, Inc., 4980 Great America Parkway, Santa Clara, CA 95054. Such list will also be available for examination at the special meeting.

How You Can Vote

You can only vote your shares if you are either represented by proxy or eligible to vote your shares in person at the special meeting. You can submit your proxy by:

•	the Internet, as described on the green proxy card;

•	telephone, as described on the green proxy card; or

•	mail, by completing and returning the enclosed green proxy card.

If you hold shares through a bank, broker or other nominee, please provide your voting instructions by Internet, telephone or mail in accordance with the instructions contained on your voting instruction card. If you return a properly signed proxy card, we will vote your shares as you direct.

Stockholders may receive more than one set of voting materials, including multiple copies of this revised proxy statement and multiple green proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account may receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one green proxy card. The board of directors urges stockholders to complete, sign, date and return each green proxy card and voting instruction card they receive for the special meeting.

Adjournment

Our bylaws provide that a special meeting of the stockholders may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present and entitled to vote at a special meeting, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, we may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting shall be given to each stockholder of record entitled to vote at the special meeting.

Required Vote, Quorum, Abstentions and Broker Non-Votes

Each share of our common stock receives one vote on all matters properly brought before the special meeting. In order to conduct business at the special meeting, a quorum of a majority of the total number of votes entitled to be cast must be present in person or represented by proxy.

The required vote of the our stockholders on the proposal to adopt the amended merger agreement is a majority of the outstanding shares of common stock entitled to vote at the special meeting. The required vote of the stockholders on the proposal to adjourn the special meeting of stockholders, if necessary, is the affirmative vote of the holders of a majority of the shares of common stock present and entitled to vote at the special meeting. All abstentions and broker non-votes (as defined below) will be included as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the meeting.

For the approval of Proposal 1, the adoption of the amended merger agreement, (i) abstentions will have the effect of a vote against the proposal and (ii) proxies for which a broker, bank or other nominee does not have discretionary voting authority and has not received voting instructions from the beneficial owner of the shares, or broker non-votes, have the effect of a vote against the proposal.

For the approval of Proposal 2, the possible adjournment of the special meeting, (i) abstentions will have the effect of a vote against the proposal, and (ii) broker non-votes will have no effect.

Computershare Trust Company, N.A., our transfer agent, will tally the votes. Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. We will not disclose your vote except to allow for the tabulation of votes and certification of the vote, to facilitate a successful proxy solicitation and as necessary to meet applicable legal requirements.

Voting by Our Directors and Executive Officers and by Brocade as a Stockholder of Foundry

As of the record date for the special meeting, our directors, executive officers and their affiliates, as a group, beneficially owned and were entitled to vote an aggregate of 11,794,362 shares of common stock, or approximately 7.87% of the total outstanding shares of our common stock.

Pursuant to voting agreements entered into between Brocade and our directors in connection with the merger, as amended, our directors have agreed to vote their shares of our common stock in favor of adoption of the amended merger agreement. As of the record date for the special meeting, our directors collectively owned an aggregate of 11,019,223 million shares of common stock entitled to vote at the special meeting, or approximately 7.35% of the total outstanding shares of our common stock as of the record date.

In addition to the shares of our common stock that are subject to the amended voting agreements, as of the record date for the special meeting, Brocade owned and was entitled to vote an aggregate of 14,000,000 shares of our common stock, or approximately 9.34% of the total outstanding shares of our common stock as of the record date. Brocade acquired its shares of our common stock in the open market following the announcement of the merger and has agreed to vote them “FOR” adoption of the amended merger agreement and “FOR” the adjournment of the special meeting, if necessary.

Revoking Your Proxy

You can change your vote or revoke your proxy at any time before the final vote at the special meeting. To do so, if you are the record holder, you may:

•	send a written, dated notice to our Secretary at our principal executive offices stating that you would like to revoke your proxy;

•	complete, date and submit a new later-dated green proxy card;

•	vote at a later date by telephone or by using the Internet; or

•	vote in person at the special meeting. Your attendance alone will not revoke your proxy.

If you hold shares through a bank, broker or other nominee, you must contact your financial institution, broker or nominee for information on how to revoke your proxy or change your vote. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Written notices of revocation should be addressed to Foundry Networks, Inc., Attn: Corporate Secretary, 4980 Great America Parkway, Santa Clara, CA 95054.

If you hold your shares in “street name”, you must give new instructions to your bank, broker or other nominee prior to the special meeting or obtain a signed legal proxy from the bank, broker or other nominee to revoke your prior instructions and vote in person at the meeting.

Any stockholder who has a question about the merger or the adoption of the amended merger agreement, or how to vote or revoke a proxy, or who wishes to obtain additional copies of this revised proxy statement, should contact:

Investor Relations
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1399
email: ir@foundrynet.com

Other Matters

Other than the proposal described in this revised proxy statement, the board of directors knows of no other matters to be acted upon at the special meeting. If any other matter should be duly presented at the special meeting upon which a vote properly may be taken, shares represented by all proxies received by us will be voted with respect thereto in accordance with the judgment of the persons named as attorneys in the proxies.

Solicitation of Proxies and Expenses

We and Brocade will share equally the expenses incurred in connection with the filing, printing and mailing of this revised proxy statement. We will be responsible for any fees incurred in connection with the solicitation of proxies for the special meeting. In addition to solicitation by mail, our directors, officers, employees and agents may solicit proxies from stockholders by telephone, email, facsimile or in person. Some of these individuals may have interests in the merger that are different from, or in addition to, the interests of our stockholders generally. See the section entitled “Proposal No. 1 — The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 47 of this revised proxy statement. Brokerage houses and other custodians, nominees and fiduciaries will be requested to forward soliciting materials to the beneficial owners of shares held of record by these persons, and we will reimburse them for their reasonable out-of-pocket expenses in sending proxy materials to beneficial owners. To assist in the solicitation of proxies, we have retained The Altman Group, Inc. We anticipate that The Altman Group, Inc.’s fees will be approximately $25,000 plus reimbursement of expenses.

Stockholders Sharing an Address

Stockholders sharing an address with another stockholder may receive only one set of revised proxy materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of revised proxy materials now or in the future may write or call us to request a separate copy of these materials as follows: c/o Investor Relations, Foundry Networks, Inc., 4980 Great America Parkway, Santa Clara, CA 95054 or by sending an email to ir@foundrynet.com, or Investor Relations department at (408) 207-1399.

PROPOSAL NO. 1 — THE MERGER

The following is a description of the material aspects of the merger and related transactions. The following description may not contain all of the information that is important to you. You should read this entire revised proxy statement and the other documents we refer to herein carefully for a more complete understanding of the merger and the related transactions.

General Description of the Merger

On July 21, 2008, Brocade, Foundry and Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Brocade formed for the purpose of the merger, entered into a merger agreement providing for our acquisition by Brocade. On November 7, 2008, Brocade, Foundry and Falcon Acquisition Sub, Inc. entered into an amendment to the merger agreement. Subject to the terms and conditions of the amended merger agreement, Falcon Acquisition Sub, Inc. will be merged with and into us, and we will continue after the merger as the surviving corporation and a wholly-owned subsidiary of Brocade.

In the merger, our stockholders will be entitled to receive a combination of $16.50 in cash, without interest, subject to adjustment for stock splits, stock dividends and similar events.

Background of the Merger

Brocade and Foundry have been familiar with each other’s businesses for several years and Brocade is currently a customer of Foundry. As part of its business strategy for the past few years, Brocade has identified and pursued opportunities for growth through the acquisition of, or combination with, complementary businesses. Foundry has studied a similar strategy.

At several points during the fall of 2007, the Foundry board of directors met with members of Foundry’s senior management and financial advisor to discuss Foundry’s position in the networking market and the perceived direction of, and trends in, that market, the perceived threats and challenges associated with Foundry’s position in the market and the potential opportunities to grow and expand such position. These discussions involved a general review of the various strategic alternatives available to Foundry, including exploring opportunities for business combinations and acquisitions by and of Foundry, and the Foundry board of directors instructed Foundry’s senior management to explore potential strategic alternatives for Foundry.

At the invitation of representatives of Banc of America Securities LLC, or BAS, on December 11, 2007, Daniel Fairfax, Vice President, Finance & Administration and Chief Financial Officer of Foundry, and Michael Iburg, Vice President, Investor Relations and Treasurer of Foundry met with representatives of BAS to discuss the state of the networking market and the competitive landscape within the industry. During the meeting, the representatives of BAS inquired as to whether Foundry would be interested in entertaining strategic dialogue with other companies in the industry, and Mr. Iburg indicated Foundry’s willingness to engage in such discussions.

On December 28, 2007, Tejinder (T.J.) Grewal, Vice President, Corporate Development of Brocade, called Mr. Fairfax to initiate discussions regarding ways in which Brocade and Foundry might work together, and Mr. Grewal and Mr. Fairfax agreed to meet.

On January 8, 2008, Mr. Fairfax and Mr. Iburg met with Mr. Grewal and Jody Kirk, Director, Corporate Development of Brocade. At this meeting, Mr. Grewal and Mr. Kirk presented an overview of Brocade’s business and Brocade’s view of the consolidation within the networking industry and inquired as to whether Foundry would be interested in discussing ways in which Brocade and Foundry might work together in the future. Mr. Fairfax again indicated Foundry’s willingness to engage in such discussions.

From January 8 through January 10, 2008, Mr. Grewal sent several messages to Mr. Fairfax to arrange a telephone conversation between Bobby Johnson, Jr., Chief Executive Officer and President of Foundry, and Michael Klayko, Chief Executive Officer of Brocade, to discuss the possibility of Brocade and Foundry working together and, on January 10, 2008, Mr. Grewal requested that Mr. Fairfax have Mr. Johnson call Mr. Klayko directly.

On January 11, 2008, Mr. Johnson contacted Mr. Klayko by telephone. On that call, Mr. Klayko and Mr. Johnson engaged in a general discussion regarding the networking industry, including a discussion of trends in the industry.

On January 18, 2008, Mr. Johnson and Ken Cheng, Vice President and General Manager, High-End and Service Provider Systems Business Unit of Foundry met with Mr. Klayko and Don Jaworski, Vice President and General Manager, Files of Brocade, to discuss how Foundry and Brocade might work together within the consolidating and competitive environment of the networking industry.

On January 24, 2008, the Foundry board of directors met with members of Foundry’s senior management, financial advisors and legal counsel to further review strategic alternatives available to Foundry and instructed Foundry’s senior management to continue to explore ways to enhance stockholder value, including exploring potential strategic alternatives for Foundry.

On January 25, 2008, Mr. Klayko left a message for Mr. Johnson seeking a meeting with Mr. Johnson.

On January 27, 2008, Mr. Grewal contacted Mr. Fairfax to indicate Brocade’s interest in working with Foundry and to inquire as to the decision-making process within Foundry to accomplish this.

On January 31, 2008, Mr. Klayko sent an email to Mr. Johnson to request and schedule a meeting with Mr. Johnson and Mr. Johnson subsequently agreed to speak by telephone with Mr. Klayko on or around February 12, 2008. On that call, Mr. Klayko and Mr. Johnson further discussed how Foundry and Brocade might work together within the consolidating and competitive environment of the networking industry.

On February 14, 2008, Mr. Klayko sent an email to Mr. Johnson requesting a meeting on February 20, 2008. Mr. Johnson responded the next day agreeing to the meeting.

On February 20, 2008, Mr. Klayko delivered a written presentation to Mr. Johnson explaining the value of a potential business combination between Brocade and Foundry and how the transaction could be completed, including by way of a stock-for-stock transaction. Mr. Johnson indicated that he would discuss their conversation with the Foundry board of directors and respond to Mr. Klayko.

On February 25, 2008, the Foundry board of directors met with members of Foundry’s senior management, financial advisor and legal counsel. At that meeting, Mr. Johnson discussed his February 20, 2008 conversation with Mr. Klayko with the members of the Foundry board of directors and, at the conclusion of the meeting, the Foundry board of directors instructed Foundry’s senior management to continue to explore strategic alternatives for Foundry, but to inform Brocade that the Foundry board of directors was not interested in a potential business combination between Brocade and Foundry at that time.

On February 28, 2008, Mr. Klayko sent Mr. Johnson an email soliciting feedback from Mr. Johnson’s discussions with the Foundry board of directors. On February 29, 2008, Mr. Johnson left a voicemail for Mr. Klayko to advise him of the results of the discussion at the recent Foundry board of directors’ meeting. On March 1, 2008, Mr. Klayko contacted Mr. Johnson by telephone to discuss further the position of the Foundry board of directors.

On March 4, 2008, in accordance with Brocade’s instructions, BAS, acting as Brocade’s financial advisor, met with Mr. Fairfax to determine the level of interest that the Foundry board of directors might have in a potential business combination between Brocade and Foundry.

On March 13, 2008, Mr. Klayko sent Mr. Johnson an email communication reiterating Brocade’s interest in pursuing a potential business combination between Brocade and Foundry. At that time, Mr. Klayko proposed that representatives of Brocade and Foundry meet to exchange more detailed information about the companies’ respective strategies and to discuss the benefits of a potential business combination between Brocade and Foundry. On March 25, 2008, Mr. Klayko emailed Mr. Johnson to seek feedback on Mr. Klayko’s March 13 proposal and to schedule a meeting between representatives of Brocade and Foundry.

On April 1, 2008, Mr. Klayko emailed and delivered a letter to Mr. Johnson and Alfred J. Amoroso, Chairman of the Board of Foundry, reiterating the content of Mr. Klayko’s correspondence of March 13, 2008, Brocade’s desire to hold meetings between representatives of Brocade and Foundry and Brocade’s interest in pursuing a potential business combination between Brocade and Foundry.

On April 3, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted Mr. Fairfax to confirm that Foundry had received Mr. Klayko’s letter dated April 1, 2008 and to inquire about the reaction of the Foundry board of directors to the letter.

On April 4, 2008, Mr. Amoroso called Mr. Klayko to confirm that Mr. Amoroso and Mr. Johnson had received Mr. Klayko’s letter of April 1, 2008 and that the Foundry board of directors would meet to discuss the letter. During the call, Mr. Klayko described for Mr. Amoroso Brocade’s rationale for the potential business combination between Brocade and Foundry and then sent Mr. Amoroso a copy of the written presentation that Mr. Klayko had previously given to Mr. Johnson on February 20, 2008.

On April 9, 2008, the Foundry board of directors met with members of Foundry’s senior management and financial advisors and legal counsel. At that meeting, the Foundry board of directors discussed the April 1 letter and, at the request of the Foundry board of directors, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, delivered a presentation regarding the networking industry generally, as well as the positions of Brocade and Foundry within the industry in particular. The Foundry board of directors then received legal advice from DLA Piper LLP (US), or DLA Piper, legal counsel to Foundry. At the conclusion of the meeting, the Foundry board of directors instructed Foundry’s senior management to continue to explore strategic alternatives for Foundry, but to inform Brocade that it was not in the best interests of Foundry’s stockholders to pursue a potential business combination between Brocade and Foundry on the terms discussed on February 20, 2008. Following the board meeting, Mr. Amoroso contacted Mr. Klayko to inform him that the Foundry board of directors had determined that it was not in the Foundry stockholders’ best interests to pursue a potential business combination between Brocade and Foundry on the terms discussed on February 20, 2008.

On April 28, 2008, the Foundry board of directors met with members of Foundry’s senior management and legal counsel. At that meeting, the Foundry board discussed Foundry’s prospects, risks of execution and challenges relating to the current macroeconomic environment and industry consolidation trends. In addition, the Foundry board of directors discussed alternatives to Foundry remaining independent, including possible acquisitions by Foundry, or a possible acquisition of Foundry. At the conclusion of the meeting, the Foundry board of directors authorized members of the board and senior management to interview investment banks as possible financial advisors for Foundry.

On May 8, 2008, the Foundry board of directors met with members of Foundry’s senior management. At that meeting, the Foundry board of directors discussed the continued need to review and consider strategic alternatives. The Foundry board of directors and senior management then received a report from Mr. Amoroso regarding the potential financial advisors he had contacted and thereafter the board instructed members of Foundry’s senior management to obtain proposals from two investment banks of international reputation.

At the invitation of Mr. Grewal, Mr. Fairfax met with Mr. Grewal on May 9, 2008. At that meeting, Mr. Grewal expressed Brocade’s continued interest in a proposed business combination between Brocade and Foundry. At that meeting, Mr. Grewal indicated that Brocade was likely to make a revised proposal to acquire Foundry.

On May 14, 2008, Foundry received an oral and written proposal from Brocade specifying that, subject to confirmatory due diligence and the preparation and negotiation of appropriate definitive documentation, Brocade would be prepared to offer to acquire all of the outstanding shares of Foundry common stock for $17.50 in cash per share. The proposal further indicated that Brocade had received commitments from two potential financing sources of international reputation to provide the necessary financing to fund the proposed purchase price.

On May 19, 2008, the Foundry board of directors, senior members of Foundry’s management team and representatives of Heller Ehrman LLP, legal counsel to Foundry, met separately with representatives of Merrill Lynch and representatives of another investment banking firm of international reputation to discuss the Brocade proposal and possible responses. These discussions included detailed reviews of general economic and political conditions, industry-specific trends and risks, the state of the financing market, the various valuation metrics and factors that the market, and specifically a third-party buyer, would consider in valuing Foundry and the strategic alternatives generally available to Foundry in the near-term and over the longer-term, including capital restructuring programs such as significantly increased share repurchases. The parties also discussed a list of other parties that might be interested in acquiring Foundry and the manner in which they might be contacted to assess their interest. During the meeting, Heller Ehrman provided legal advice to the Foundry board of directors.

On May 21, 2008, Mr. Johnson and Mr. Amoroso, at the direction of the Foundry board of directors, met with Mr. Klayko and Mr. Grewal and indicated that the proposed price per share included in Brocade’s May 14, 2008 proposal represented insufficient value for the stockholders of Foundry, but indicated that Foundry would be interested in continuing discussions if Brocade would increase its proposed price.

On May 26, 2008, Mr. Klayko contacted Mr. Johnson and indicated that Brocade was willing to increase its proposed price but did not deliver a revised proposal at that time. The following day, Mr. Klayko contacted Mr. Johnson to determine steps to be taken by the parties to proceed with discussions regarding a potential business combination between Brocade and Foundry.

On May 28, 2008, the Foundry board of directors, senior members of Foundry’s management team and representatives of Heller Ehrman again met separately with representatives of Merrill Lynch and representatives of another investment banking firm of international reputation to discuss the selection of a financial advisor by Foundry in light of Brocade’s expressed willingness to increase its proposed price. At the conclusion of the May 28 meetings, the Foundry board of directors determined to engage Merrill Lynch as Foundry’s financial advisor, subject to negotiating acceptable terms of engagement, in connection with Foundry’s review of strategic alternatives and to direct representatives of Merrill Lynch, together with Foundry management, to continue the discussions with Brocade and to initiate contact with the other parties identified in the discussions between representatives of Merrill Lynch and the Foundry board of directors as possibly being interested in a business combination with Foundry.

On May 30, 2008, Foundry entered into an engagement letter with Merrill Lynch, retaining Merrill Lynch as financial advisor with respect to a possible sale of Foundry.

On June 4, 2008, representatives of Merrill Lynch contacted Mr. Klayko on behalf of Foundry to discuss a potential business combination between Brocade and Foundry and process considerations and to propose the execution of a mutual confidentiality agreement by Foundry and Brocade.

Between June 4, 2008 and June 11, 2008, at the direction of the Foundry board of directors and based on the extended discussions at the May 19 and May 28 meetings, representatives of Merrill Lynch contacted six additional companies regarding their interest in a potential business combination with Foundry. Three parties expressed an interest in pursuing a transaction — Company A, Company B and Company C. Previously, a member of the Foundry board of directors had contacted senior management at a seventh company to assess interest in a possible combination with Foundry and was informed that the company was not in a position to proceed with a transaction at this time.

On June 5, 2008, Brocade and Foundry executed a mutual confidentiality agreement. On the same day, representatives of Merrill Lynch spoke with representatives of BAS by telephone to discuss the potential business combination between Brocade and Foundry and process considerations.

On June 6, 2008, representatives of Merrill Lynch met with representatives of BAS to further discuss a potential business combination between Brocade and Foundry, including the proposed price to be paid by Brocade for Foundry shares.

During the week of June 9, 2008, representatives of BAS and Merrill Lynch spoke by telephone on a number of occasions to discuss Foundry’s business and valuation with respect to a potential business combination between Brocade and Foundry.

On June 9, 2008, the Foundry board of directors met with members of senior management. At that meeting, the Foundry board of directors received an update regarding the status of the discussions with Brocade regarding a potential business combination between Brocade and Foundry. In addition, Mr. Amoroso reported to the Foundry board of directors the preliminary results of the contacts that Merrill Lynch had made with the six additional companies to determine their interest in pursuing a potential business combination with Foundry.

On June 10, 2008, Foundry executed a confidentiality agreement with Company A in contemplation of further discussions about a potential business combination. On the same day, representatives of Merrill Lynch spoke with representatives of BAS by telephone to further discuss Foundry’s valuation with respect to a potential business combination between Brocade and Foundry.

On June 11, 2008, senior members of Foundry management and representatives of Merrill Lynch met with senior members of Company A management to discuss a potential business combination.

On June 12, 2008, in accordance with Brocade’s instructions, representatives of BAS, on behalf of Brocade, contacted representatives of Merrill Lynch to indicate that Brocade may be willing to offer $18.50 in cash per share of Foundry common stock. Later that day, the Foundry board of directors, senior members of Foundry’s management team, representatives of Heller Ehrman and representatives of Merrill Lynch spoke by telephone to discuss transaction considerations and alternatives in responding to the valuation discussions previously held between representatives of BAS and Merrill Lynch.

During their discussions with representatives of Merrill Lynch between June 12, 2008 and June 27, 2008, in accordance with instructions from Brocade, representatives of BAS communicated a request that Foundry enter into an exclusivity agreement with Brocade, which was rejected by Foundry.

On June 13, 2008, Foundry executed a confidentiality agreement with Company B and senior members of Foundry management, along with representatives of Merrill Lynch, met with senior members of Company B management to discuss a potential business combination.

On June 16, 2008, at a meeting with Mr. Johnson at Brocade’s offices, Mr. Klayko delivered a revised written proposal to acquire Foundry for $18.50 in cash per outstanding share of Foundry common stock.

On June 18, 2008, Mr. Johnson contacted Mr. Klayko to discuss Brocade’s analysis supporting its proposed purchase price. On the same day, Mr. Fairfax met with Mr. Grewal to have a similar discussion.

On June 19, 2008, the Foundry board of directors met with members of Foundry’s senior management and representatives of Heller Ehrman and Merrill Lynch to consider the revised proposal submitted by Brocade and to review the status of discussions with other parties. The Foundry board of directors reviewed information related to transaction considerations, comparable company analyses and other financial analyses. The Foundry board of directors also reviewed analyses with respect to valuation of the common stock of Foundry, including information regarding analyst research, public market valuations of comparable companies, discounted cash flow analyses and other potential strategic alternatives available to Foundry. During the meeting, Heller Ehrman provided legal advice to the Foundry board of directors. Later that day, a representative of Merrill Lynch, on behalf of Foundry, informed representatives of BAS that the proposed price per share included in Brocade’s revised proposal represented insufficient value for the stockholders of Foundry.

On June 20, 2008, Foundry executed a confidentiality agreement with Company C, and senior members of Foundry management, along with representatives of Merrill Lynch, met with senior members of Company C management to discuss a potential business combination. Later that day, Mr. Johnson and Mr. Fairfax contacted senior management of Company C to ascertain Company C’s level of interest in a potential business combination with Foundry. On the same day, Company A contacted representatives of Merrill Lynch to indicate that Company A would not submit a proposal for a potential business combination with Foundry.

On June 23, 2008, Company B contacted representatives of Merrill Lynch to indicate that Company B would not submit a proposal for a potential business combination with Foundry.

On June 24, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted representatives of Merrill Lynch to communicate a revised proposal to acquire each share of Foundry common stock for a combination of $17.00 in cash plus a fraction of a share of Brocade common stock having a value of $2.00. Later that day, representatives of Merrill Lynch, on behalf of Foundry, contacted representatives of BAS to inquire if Brocade would consider offering to acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock having a value of $2.00.

On June 25, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted representatives of Merrill Lynch to communicate a revised proposal to acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock having a value of $0.50.

On June 26, 2008, the Foundry board of directors met with members of Foundry’s senior management and representatives of Heller Ehrman and Merrill Lynch to consider the revised Brocade proposal and review of the status of discussions with other parties. The Foundry board of directors reviewed updated analyses with respect to valuation of the Foundry common stock, including information regarding recent transactions in the industry, premiums paid over trading price in such transactions and public market valuations of comparable companies.

Discussions between representatives of Brocade and Foundry regarding transaction terms continued over the following two days.

On June 27, 2008, in accordance with Brocade’s instructions, representatives of BAS contacted representatives of Merrill Lynch to communicate two alternative revised proposals. Under one revised proposal, Brocade would acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock valued at $0.50 at the time of the completion of the proposed transaction, and under the other revised proposal, Brocade would acquire each share of Foundry common stock for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock valued at $0.75 at the time of the announcement of the proposed transaction.

Discussions among members of the Foundry board of directors and senior management of Foundry, together with representatives of Heller Ehrman and Merrill Lynch, ensued. At the completion of those discussions, the Foundry board of directors determined it was prepared to move forward with Brocade on the basis of the proposal that included the fraction of a share of Brocade common stock valued at $0.75 per share based on a fixed exchange ratio to be determined at the time of the announcement of the proposed transaction, subject to confirmatory due diligence for both parties and the negotiation of mutually satisfactory definitive agreements relating to the transaction.

On June 28, 2008, Mr. Johnson indicated to Mr. Klayko that the Foundry board of directors was willing to proceed with the negotiation of a business combination between Brocade and Foundry in which each share of Foundry common stock would be acquired for a combination of $18.50 in cash plus a fraction of a share of Brocade common stock valued at $0.75 at the time of the announcement of the proposed transaction.

On June 30, 2008, a representative of Heller Ehrman contacted Cooley Godward Kronish LLP, legal counsel to Brocade, to request that Brocade amend the confidentiality agreement between the parties to include a standstill provision and an employee non-solicitation provision. A representative of Cooley Godward Kronish informed Heller Ehrman that Brocade would only agree to a standstill provision in exchange for an exclusivity agreement from Foundry for an equivalent period of time. Foundry declined to enter into an exclusivity agreement with Brocade, and, on July 2, 2008, Foundry and Brocade amended their confidentiality agreement to include an employee non-solicitation provision.

On July 2, 2008, Brocade and certain of its representatives were provided access to an online data room containing due diligence materials regarding Foundry. Due diligence continued until the execution of the definitive agreement. On the same day, Company C contacted representatives of Merrill Lynch and indicated that Company C would not submit a proposal for a potential business combination with Foundry.

On July 6, 2008, representatives of Cooley Godward Kronish sent representatives of Heller Ehrman an initial draft of a merger agreement, which was subsequently sent by Heller Ehrman to senior members of Foundry management and representatives of Merrill Lynch the same day.

On July 8, 2008 and July 9, 2008, senior members of Foundry management, along with representatives of Merrill Lynch, made presentations to and met with members of management and various advisors of Brocade as part of Brocade’s due diligence investigation with respect to Foundry’s business.

On July 10, 2008, Mr. Johnson, together with other members of Foundry senior management and representatives of Heller Ehrman and Merrill Lynch, met with certain members of the Foundry board of directors to provide an update regarding the status of the negotiations with Brocade regarding a potential business combination between Brocade and Foundry.

Between July 10 and July 21, 2008, several discussions took place between representatives of Brocade, Foundry and their respective advisors covering due diligence matters and negotiation of the terms of the merger agreement and the commitment letter relating to the debt financing to be obtained by Brocade in connection with the proposed business combination between Foundry and Brocade.

Between July 10, 2008 and July 21, 2008, representatives of Heller Ehrman and Cooley Godward Kronish engaged in negotiations with respect to the terms of the merger agreement on behalf of Foundry and Brocade, respectively.

On July 13, 2008, representatives of Cooley Godward Kronish sent representatives of Heller Ehrman an initial draft of a voting agreement, which was proposed to be executed by all of the members of the Foundry board of directors. This draft was subsequently sent by Heller Ehrman to senior members of Foundry management and representatives of Merrill Lynch the same day. Discussions regarding the terms of the voting agreement continued between the various parties until finalization of the agreement on July 21, 2008.

During the course of the discussions relating to the proposed transaction, representatives of Brocade made it known that they expected Mr. Johnson to execute a noncompetition agreement in favor of Brocade as part of the transaction. On July 15, 2008, a draft of the noncompetition agreement was sent by representatives of Cooley Godward Kronish and forwarded to Mr. Johnson and his counsel for review. Discussions regarding the terms of the noncompetition agreement continued between the various parties until finalization of the agreement on July 21, 2008.

On July 16, 2008, senior members of Foundry management, along with representatives of Merrill Lynch, Ernst & Young, Heller Ehrman and DLA Piper met with senior members of Brocade management to conduct a limited due diligence investigation with respect to Brocade’s business. These due diligence discussions continued between the parties over the next several days.

On July 17, 2008, representatives of Cooley Godward Kronish sent representatives of Heller Ehrman a draft of the financing commitment letter and related financial definitions pertaining to the potential debt financing Brocade intended to obtain to finance a portion of the merger consideration, which draft documents were subsequently sent by Heller Ehrman to senior members of Foundry management and representatives of Merrill Lynch the same day.

Between July 17, 2008 and July 21, 2008, representatives of Heller Ehrman and Cooley Godward Kronish discussed the terms of the draft debt commitment letter and related financial definitions on behalf of Foundry and Brocade, respectively.

On July 18, 2008, the Foundry board of directors met with members of senior management of Foundry and representatives of Heller Ehrman, Merrill Lynch, Ernst & Young LLP and DLA Piper to review the status of the proposed business combination between Brocade and Foundry. At the meeting, the Foundry board of directors received reports regarding due diligence investigations of Brocade and its business and discussed the results of the due diligence investigations. Following this discussion, Merrill Lynch updated its analyses with respect to valuation of the common stock of Foundry, including information regarding recent transactions in the industry, premiums paid over trading price in such transactions, public market valuations of comparable companies and discounted cash flow analyses. The board then engaged in a detailed review of the terms of the merger agreement and, thereafter, Heller Ehrman provided legal advice to the Foundry board of directors. Merrill Lynch then responded to questions raised by the Foundry board of directors regarding the proposed business combination and Merrill Lynch’s analysis.

On July 21, 2008, the board of directors of Brocade convened a special telephonic meeting to discuss the merger agreement and the transactions contemplated thereby. At that meeting, the Brocade board of directors determined that the transactions contemplated by the merger agreement were fair to, advisable and in the best interests of Brocade and its stockholders, and the directors voted to approve the merger and the other transactions contemplated by the merger agreement.

Later on July 21, 2008, the Foundry board of directors held a meeting with members of Foundry’s senior management and representatives of Merrill Lynch, Heller Ehrman and DLA Piper regarding the proposed transaction. The Foundry board of directors then engaged in a detailed review of the terms of the merger agreement, including those terms that had been modified since the July 18, 2008 meeting of the Board. Thereafter, the Foundry board of directors received legal advice from Heller Ehrman. Merrill Lynch reconfirmed its financial analyses related to the proposed transaction and delivered its oral opinion, which was subsequently confirmed in writing, that, based upon and subject to the various considerations described in its written opinion, the consideration to be received by the holders of shares of Foundry common stock pursuant to the merger agreement was fair, as of July 21, 2008, from a financial point of view to the holders of such shares, other than Brocade and its affiliates. Representatives of Merrill Lynch then responded to questions of the Foundry board of directors regarding its analysis and written opinion. The Foundry board of directors then received legal advice from DLA Piper. The Foundry board of directors then engaged in a full discussion of the terms of the proposed merger agreement, the factors described in the section entitled “Proposal No. 1 — The Merger — Consideration of the Merger and the Amended Merger Agreement by the Board of Directors” beginning on page 28 of this revised proxy statement, and the analyses and fairness opinion of Merrill Lynch. The board of directors of Foundry unanimously determined that the merger and the merger agreement were advisable and fair to, and in the best interests of, Foundry and its stockholders and that the merger consideration was fair to the Foundry stockholders from a financial point of view as of the date of the board meeting. Accordingly, the Foundry board of directors unanimously approved the proposed transaction and the definitive merger agreement.

The definitive merger agreement was executed and delivered by representatives of Brocade, Foundry and Falcon Acquisition Sub., Inc. as of July 21, 2008. In addition, Mr. Johnson executed and delivered the voting agreement and the noncompetition agreement.

The transaction was publicly announced on the afternoon of July 21, 2008.

Each of the other members of the Foundry board of directors executed a voting agreement as of August 11, 2008.

On October 7, 2008, Brocade, the agents and the other lenders party thereto entered into the definitive credit agreement relating to the senior secured credit facility contemplated by the financing commitment letter. Pursuant to the credit agreement, the lenders funded $1.1 billion aggregate principal amount of term loans and provided a revolving credit facility of $125 million. The proceeds of the term loans were deposited in a restricted securities account pending the completion of the merger and other release conditions.

On October 9, 2008, Mr. Grewal and Richard Deranleau, Vice President of Finance and Chief Financial Officer of Brocade, contacted Mr. Fairfax and discussed the status of their efforts to secure the necessary additional financing to complete the merger, including from multiple alternative sources. During the course of that discussion, Mr. Grewal indicated that there was a difference of opinion with the agents regarding certain terms of the financing commitment letter as it related to the bridge financing.

On October 14, 2008, representatives of Qatalyst, financial advisors to Brocade, contacted representatives of Merrill Lynch to arrange a telephonic meeting for the following day to update Merrill Lynch regarding efforts to secure financing for the merger.

On October 15, 2008, Brocade announced its intention to conduct an unregistered offering of $400 million of senior notes, the proceeds of which, together with cash on hand and borrowings under Brocade’s new credit facility, would be used to finance the acquisition of Foundry and pay related fees and expenses.

On October 15, 2008, representatives of Qatalyst and representatives of Merrill Lynch held a telephonic meeting, during which Qatalyst informed Merrill Lynch that it was investigating the possibility of other financing sources for Brocade to replace the bridge financing contemplated by the financing commitment letter. On the same day, representatives of Cooley Godward Kronish provided representatives of Heller Ehrman with copies of communications between Brocade and the agents relating to the difference of opinion regarding the terms of the financing commitment letter as it related to the bridge financing. Also that day, a representative of Qatalyst spoke with Mr. Amoroso about the deteriorating conditions in the financing markets.

On October 16, 2008, the Foundry board of directors met to consider, among other things, the current status of the transaction. Representatives of Merrill Lynch, Heller Ehrman and DLA Piper were also present at the meeting. During the meeting, representatives of Merrill Lynch gave an overview of the current financing market as well as their views regarding the status of the pending Brocade financing. At the conclusion of this discussion, the Foundry board of directors directed Merrill Lynch to prepare an analysis of the likely transaction-related cash requirements for Brocade to assist the board in better understanding the structure of the financing and the likelihood of a successful financing.

On October 17, 2008, representatives of Qatalyst and representatives of Merrill Lynch held an additional telephonic meeting regarding the status of Brocade’s financing for the merger contemplated by the financing commitment letter and Brocade’s potential desire for alternative financing given the conditions in the financing markets and the continuing difference of opinion with the agents as to the interpretation of the financing commitment letter.

On October 21, 2008, Heller Ehrman contacted Cooley Godward Kronish requesting that Brocade provide Foundry with, among other things, an update as to the difference of opinion between Brocade and the agents on the interpretation of the financing commitment letter. Cooley Godward Kronish responded to Heller Ehrman on October 21, 2008, informing them that, due to Brocade’s efforts having been focused on conducting the road show for the senior note offering, there had been no material developments on resolving the issue.

On the evening of October 22, 2008, Cooley Godward Kronish informed Heller Ehrman that the results of Brocade’s efforts to raise funds to finance the merger through the issuance and sale of senior notes and from alternative sources of financing had not been successful to that point, and reminded Heller Ehrman of the ongoing difference of opinion between Brocade and the agents over the terms of the financing commitment letter as it relates to the bridge financing. Cooley Godward Kronish further informed Heller Ehrman that in Brocade’s view the anticipated November 3, 2008 completion date for the merger was no longer realistic and raised the question of whether Foundry had considered the ramifications of proceeding with its October 24, 2008 special meeting of stockholders to vote on the merger.

On the evening of October 22, 2008, a representative of Qatalyst also contacted Mr. Amoroso by telephone regarding Brocade’s concerns with its financing of the merger. During the call, the representative of Qatalyst communicated that Brocade continued to work diligently to procure financing for the merger in accordance with the terms of the merger agreement, but that Brocade would not be willing to draw on the existing bridge financing under the financing commitment letter on terms worse than those Brocade believed had been agreed upon in the financing commitment letter. The representative of Qatalyst then communicated that, in light of its continuing difference of opinion with the agents on those terms, Brocade believed that a Financing Failure (as used in the merger agreement) was highly likely, that, in light of the turmoil in the credit markets and its ongoing inability to secure alternative financing, it was highly unlikely to secure the alternative financing required to complete the merger by December 31, 2008 and that consequently the merger would not close. Mr. Amoroso informed the representative of Qatalyst that he would convey his comments to the Foundry board of directors.

On October 23, 2008, representatives of Qatalyst, Cooley Godward Kronish and Brocade, on the one hand, and various members of Foundry’s management and board of directors as well as representatives of Merrill Lynch and Heller Ehrman, on the other hand, had discussions regarding how to proceed with the transaction in light of the pending special meeting of Foundry stockholders on October 24, 2008 and in light of Brocade’s communication that a Financing Failure (as used in the merger agreement) was highly likely notwithstanding its diligent efforts to obtain financing, including financing from sources other than the agents. Brocade asked whether Foundry had considered the ramifications of proceeding with its October 24, 2008 stockholder meeting, which Foundry understood to be a request from Brocade that Foundry delay its stockholder vote, in order to allow the parties time to determine whether there was a basis for discussions on a possible restructuring of the transaction in light of Brocade’s financing issues. Mr. Grewal also contacted Mr. Johnson to encourage Foundry to consider the ramifications of proceeding with its October 24, 2008 stockholder meeting, which Foundry understood to be another request from Brocade that Foundry delay its stockholder vote, to allow time for further discussion, noting that he believed a Financing Failure (as used in the merger agreement) was highly likely to occur and that, due to the probable lack of availability of alternative financing, Brocade would not be in a position to complete the merger on its original terms.

On the same day, the Foundry board of directors convened a meeting with members of Foundry’s senior management and representatives of Merrill Lynch, Heller Ehrman and DLA Piper to discuss a possible adjournment of the scheduled special meeting of Foundry stockholders. At this meeting, Mr. Amoroso described his October 22, 2008 conversation with the representative of Qatalyst to the other directors and Mr. Johnson described his October 23, 2008 conversation with Mr. Grewal. The Foundry board of directors held a lengthy discussion and considered possible scenarios based on Brocade’s request, including going forward with the special meeting, possible litigation with Brocade to enforce Brocade’s obligation to complete the merger on its original terms or seeking damages, and the possibility that Brocade might request that Foundry amend the merger agreement based on Brocade’s financing situation. At the conclusion of the Board meeting, the Foundry board of directors instructed Heller Ehrman to contact Cooley Godward Kronish to request additional information for the Foundry board of directors to consider in further evaluating whether to adjourn its October 24, 2008 special meeting and asked that Mr. Amoroso contact a representative of Qatalyst to make a similar request. The requested information included a general summary of (1) the reasons for Brocade’s desire for the delayed stockholder meeting, (2) the likely framework for any proposal that might be forthcoming from Brocade regarding a restructured transaction, and (3) the likely near term schedule for the discussions, and included a request for assurances from Brocade that Foundry’s agreement to adjourn the stockholder meeting would not constitute a breach of the merger agreement.

Heller Ehrman sent the request to Cooley Godward Kronish on the evening of October 23, 2008. Mr. Amoroso also spoke with a representative of Qatalyst by telephone that evening. The Qatalyst representative again informed Mr. Amoroso that Brocade would not draw on the bridge financing under the agents’ interpretation of the terms of the financing commitment letter. The Qatalyst representative further asserted that the difference of opinion with the agents presented circumstances that were highly likely to result in a Financing Failure, that Brocade was continuing to pursue alternative financing but that it appeared highly unlikely that Brocade would be able to secure alternative financing prior to December 31, 2008, and that, if unsuccessful, Brocade would not be in a position to complete the merger on its original terms by December 31, 2008. During his conversation with the representative of Qatalyst, Mr. Amoroso conveyed Foundry’s position that Foundry did not view Brocade’s reason for not proceeding with the bridge financing as a Financing Failure (as used in the merger agreement) and that Foundry would expect Brocade to honor its obligations under the merger agreement and the financing commitment letter. The representative of Qatalyst replied that Brocade was honoring and would continue to honor its obligations under the merger agreement, but was not obligated to take financing under terms that were worse than it believed it agreed upon in the financing commitment letter, and conveyed to Mr. Amoroso Brocade’s request that Foundry consider a potential restructuring of the transaction terms to avoid the merger not being completed by December 31, 2008. Mr. Amoroso then asked whether Brocade was making a proposal regarding potential restructuring. The representative of Qatalyst informed Mr. Amoroso that Brocade had been totally focused on completing the financing and had not yet formulated such a proposal, but if Foundry would adjourn the special meeting, Brocade and Qatalyst would work diligently throughout the weekend to present Foundry with a proposal for a restructured transaction on October 27, 2008. Later that evening, Cooley Godward Kronish responded to Heller Ehrman’s request for additional information.

On the morning of October 24, 2008, Brocade informed Foundry that it believed that a difference of opinion continued to exist with the agents and that a Financing Failure was increasingly likely. Brocade further indicated that it wanted to go forward with a merger with Foundry but needed time to consider and discuss possible alternative terms with Foundry. Brocade again requested that Foundry further consider the ramifications of proceeding with the October 24, 2008 stockholder meeting, which Foundry understood to be another request from Brocade that Foundry delay its stockholder vote, and expressed to Foundry Brocade’s desire to work constructively and collaboratively on a restructuring of the merger if Foundry would postpone the special meeting.

Following these discussions with Brocade, on the morning of October 24, 2008 and prior to the scheduled special meeting of stockholders, the Foundry board of directors held a meeting with members of Foundry’s senior management and representatives of Merrill Lynch, Heller Ehrman, DLA Piper and Morris, Nichols, Arsht and Tunnel LLP, or Morris Nichols, legal counsel to Foundry, to further consider whether to adjourn the meeting. At that meeting, the Foundry directors considered, among other things, the information provided regarding the current status of the Brocade financing, the likely effects on Foundry and its stockholders if the merger were not completed, the deterioration of the economy and the credit markets since the July 21, 2008 announcement of the merger, the possibility that Brocade would request that Foundry amend the merger Agreement as well as other alternative courses of action including possible litigation between Foundry and Brocade regarding the merger agreement and the financing. At the conclusion of the meeting, the board of directors determined that it was in the best interests of Foundry’s stockholders to delay the stockholder vote on the merger to, among other things, leave open the possibility of restructuring the transaction with Brocade and providing Foundry’s stockholders the opportunity to vote on such restructured transaction, provided that Foundry could receive certain assurances from Brocade regarding the parameters and process of any such discussions.

Following the conclusion of the October 24, 2008 board meeting, Foundry obtained the assurances it required from Brocade as a condition to continuing discussions with Brocade and adjourning the October 24, 2008 stockholder meeting, including confirmation that such adjournment would not be deemed in any manner to constitute a breach of the merger agreement and an acknowledgement that Foundry’s adjournment of the stockholder meeting would not constitute a waiver by Foundry of any of its powers, rights, privileges or remedies under the merger agreement and that Brocade’s obligations under the merger Agreement continued unchanged by the adjournment of the stockholder meeting.

Later that day, Foundry convened its special meeting of stockholders and adjourned it until Wednesday, October 29, 2008. Following this action, a press release announcing the adjournment was disseminated. A meeting was arranged between Foundry and Brocade and their financial advisors for Monday, October 27, 2008.

On October 26, 2008, Mr. Amoroso, certain members of Foundry’s senior management team and Foundry’s financial advisors met to consider the possible terms of a restructuring of the Merger. The participants determined that a possible restructuring would be to reduce the cash paid in the transaction by an amount which represented the present value of the difference in cost to Brocade of the agents’ interpretation of the interest rate provisions of the financing commitment letter (as represented by Brocade to Foundry) compared to Brocade’s interpretation of those terms. Mr. Amoroso authorized Mr. Fairfax and Mr. Iburg and Foundry’s financial advisors to present this proposal to Brocade during a meeting scheduled for October 27, 2008 as one the Foundry board of directors may consider.

On October 27, 2008, Mr. Fairfax and Mr. Iburg of Foundry met with Mr. Deranleau and Mr. Grewal of Brocade along with each company’s respective financial advisors to discuss a possible restructuring of the transaction. Brocade repeated its position that it would not be prepared to draw on the bridge financing under the agents’ interpretation of the terms of the financing commitment letter. Brocade again asserted that the difference of opinion with the agents presented circumstances that in its view would result in a Financing Failure. In light of this, Brocade then proposed that the terms of the merger agreement be amended such that Brocade would pay $15.00 in cash for each share of Foundry common stock, with no Brocade common stock as part of the merger consideration. The Foundry representatives responded that the Foundry board of directors may consider a modification to the merger agreement to reduce the cash paid in the transaction by an amount which represented the present value of the difference in cost to Brocade of the agents’ interpretation of the interest rate provisions of the financing commitment letter (as represented by Brocade to Foundry) compared to Brocade’s interpretation of those terms, an amount Foundry estimated was between $.35 and $.40 per share of Foundry common stock. A Brocade representative then stated that Brocade did not intend to access the bridge financing under the terms as interpreted by the agents regardless of whether Foundry offered to reduce the purchase price by the amount of interest represented by the difference between Brocade’s interpretation of the terms of the financing commitment letter and that of the agents. The Foundry representatives understood there was as much as a $400 million gap in financing between the amount of cash Brocade required to complete the merger on its original terms and the amount of cash that would be available to Brocade if a financing failure were to occur with respect to the bridge financing and Brocade was unable to secure alternative financing. The meeting then ended.

Promptly thereafter, a representative of Qatalyst called Mr. Amoroso and they discussed the gap in financing that had been described at the meeting. Mr. Amoroso stated that Foundry might consider a reduction in price to address the amount of cash Foundry believed Brocade needed, approximately $250 million or approximately $1.67 per Foundry share, to complete the merger and that Foundry and Merrill Lynch would be willing to discuss this approach with Brocade and Qatalyst. The representative of Qatalyst asked Mr. Amoroso to have Foundry and Merrill Lynch do so.

In a meeting held shortly thereafter among representatives of Foundry, Brocade, Qatalyst and Merrill Lynch, representatives of Foundry met and discussed the amount of the financing gap created by Brocade’s intention not to access the bridge financing on terms that it believed to be inconsistent with the financing commitment letter and its inability to obtain alternative financing. Foundry estimated that the amount would be approximately $250 million, whereas Brocade and its representatives indicated that the amount would be at least $350 million and possibly significantly higher.

The Foundry board of directors convened a meeting on the evening of October 27, 2008. In attendance at the meeting were the full board of directors, members of Foundry’s senior management and representatives of Merrill Lynch, White & Lee, legal counsel to Foundry, and DLA Piper. At the meeting, the developments of that day’s meetings were discussed. The Foundry board of directors considered Brocade’s proposal for a restructured transaction as well as alternative courses, including litigation with Brocade to enforce Foundry’s rights under the merger agreement, proceeding as a stand alone company in the event the merger failed to be completed and contacting other potential acquirors in the event the merger failed to be completed. The board also discussed the deterioration in the economy and of the stock and credit markets since the July 21, 2008 announcement of the merger.

Later that evening, Mr. Amoroso also discussed the status of the transaction with David House, Brocade’s chairman of the board. Discussions regarding the financing gap created by Brocade’s intention not to access the bridge financing on terms that it believed to be inconsistent with the financing commitment letter and its inability to obtain alternative financing continued through the evening.

On the morning of October 28, 2008, the Foundry board of directors met and was briefed on the progress of the discussions from the prior day. In attendance at the meeting were the full Board of Directors, members of Foundry’s senior management and representatives of Merrill Lynch, White & Lee and DLA Piper. After considering Mr. Amoroso’s discussions with the representative of Qatalyst and further discussions with Brocade, the Foundry board of directors authorized Foundry management to reject Brocade’s offer of $15.00 per share and to send a proposed term sheet to Brocade providing for an amendment to the merger agreement pursuant to which, among other things, Brocade would purchase each share of Foundry’s common stock for $16.83 in cash together with .0907 of a share of Brocade, the reverse termination fee payable by Brocade in certain circumstances would be increased from $85 million to $185 million, and that Foundry would have the opportunity to contact potential acquirors of the company for a period of time after the announcement of the restructured transaction.

The Foundry board of directors met again during the evening of October 28, 2008. In attendance at the meeting were the full Board of Directors, members of Foundry’s senior management and representatives of Merrill Lynch, White & Lee and DLA Piper. During this meeting, Mr. Deranleau, the Brocade CFO, also was asked to briefly attend to provide the Foundry board of directors with an assessment of Brocade’s cash position and cash requirements to complete a transaction. In his analysis, Mr. Deranleau assumed a cash price of $16.50 per Foundry share. He also discussed Brocade’s efforts to secure alternative financing, including a summary of Brocade’s discussions to that point with private equity investors and with Brocade’s OEM strategic partners.

During late evening of October 28, 2008, Brocade made a counter-proposal of $16.50 in cash for each share of Foundry common stock, and a reverse termination fee of $125 million. In addition, Foundry would have the right to dividend to its stockholders prior to closing up to $50 million of the proceeds of the sale of Foundry’s auction rate securities. On October 29, 2008, Brocade sent Foundry a revised term sheet setting forth certain terms and conditions of this proposal.

On October 29, 2008, Foundry’s board of directors met with representatives of Merrill Lynch, White & Lee and DLA Piper to discuss the revised proposal of $16.50 in cash per Foundry share, together with the proceeds of the sale of Foundry’s auction rate securities, up to $50 million. Discussions included the request on behalf of Foundry’s board of directors for a “go shop” period, confirmations from Brocade’s lenders indicating their approval of the proposed amendment to the merger agreement, and an increase in the reverse termination fee. As part of the meeting, representatives of Merrill Lynch gave a summary of the general stock market conditions, including specifically the performance of Brocade, Foundry and their peer companies. Representatives of Merrill Lynch also gave a summary of general credit market conditions, focusing on the market for acquisition financing. White & Lee and DLA Piper discussed with the board the legal standards that would be applied to a decision by the board to amend the terms of the merger agreement. After a lengthy discussion, the Foundry board of directors determined it would communicate to Brocade that Foundry would agree in principle to a restructured transaction pursuant to which Brocade would purchase each share of Foundry common stock for $16.50 per share and that in certain circumstances Foundry would be permitted to sell its portfolio of auction rate securities with the proceeds of up to $50 million to be distributed to Foundry stockholders prior to the completion of the merger, and subject to certain terms and conditions, including an increase in the reverse termination fee payable in certain circumstances to $125 million and a go-shop provision allowing Foundry and its representatives to solicit interest in the company for two weeks following the execution of the amendment. Mr. Amoroso communicated this proposal to a representative of Qatalyst.

During the same meeting, the Board also discussed the announced acquisition of its financial advisor, Merrill Lynch, by Bank of America (an affiliate of Brocade’s financial advisor) which had occurred following the announcement of the merger on July 21, 2008. The Board determined that, assuming it could reach a definitive agreement with Brocade, it would contact another highly reputable investment banking firm in addition to Merrill Lynch to provide its opinion as to the fairness from a financial standpoint of the revised merger consideration to Foundry’s stockholders.

The Foundry board of directors convened two additional meetings during the course of the day on October 29, 2008 to obtain updates on the status of the discussions regarding the proposed amendment to the merger agreement.

During the afternoon of October 29, 2008, after much discussion, Foundry and Brocade reached an agreement in principle on the proposed amendment to the merger agreement pursuant to which Brocade would purchase each share of Foundry common stock for $16.50 in cash per share, Foundry would be permitted to sell its portfolio of auction rate securities with the proceeds of up to $50 million to be distributed to Foundry’s stockholders prior to the completing the merger, and certain other terms including an increase in the reverse termination fee to $125 million and a go-shop provision for two weeks following the amendment. As a result of the agreement in principle, the October 29, 2008 Foundry special stockholder meeting to vote on the merger was further adjourned to November 7, 2008 to provide Foundry and Brocade the opportunity to negotiate the terms of a definitive amendment to the merger agreement reflecting the agreement in principle. Foundry issued a press release on the same day regarding the adjournment of the stockholders meeting and the agreement in principle.

On October 30, 2008 Foundry senior management contacted three investment banking firms of international reputation to discuss the timing and advisability of obtaining a second independent fairness opinion in the event that Brocade and Foundry reached a definitive agreement to amend the merger Agreement. Following various discussions with each of the three firms on November 2, 2008 Foundry engaged Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to provide the board of directors with a second fairness opinion should it become required.

On October 30, 2008, Mr. Fairfax and representatives of Merrill Lynch and White & Lee held a conference call with representatives of Brocade and Cooley Godward Kronish to discuss Brocade’s next steps in obtaining the appropriate confirmations from the agents and lending banks regarding the proposed amendment to the merger agreement.

On October 31, 2008, Foundry issued a press release announcing that in the event that a definitive agreement was reached between Foundry and Brocade regarding the new agreement in principle, the Foundry stockholder meeting scheduled for November 7, 2008 would be further adjourned and additional information regarding the restructured transaction would be distributed to Foundry’s stockholders for their consideration. Foundry further announced that in addition to the $16.50 per share Foundry stockholders would receive in the restructured transaction, the agreement in principle provides that in certain circumstances Foundry stockholders could receive the proceeds of the sale of Foundry’s portfolio of auction rate securities, up to an amount of $50 million in the aggregate if Foundry is able to liquidate its portfolio of these securities prior to the completion of the merger.

On October 31, 2008, Cooley Godward Kronish delivered to White & Lee a first draft of the amendment to the merger agreement.

Between October 31, 2008 and November 7, 2008, representatives of White & Lee and Cooley Godward Kronish engaged in negotiations with respect to the terms of the amendment to the merger agreement on behalf of Foundry and Brocade, respectively. The parties also discussed the form of confirmation from the agents relating to the amendment being sought by Foundry as a condition to proceeding with the restructured transaction.

On each of November 2, 2008 and November 4, 2008, Foundry’s board of directors and members of Foundry’s senior management held a telephonic meeting with representatives of Merrill Lynch, White & Lee and DLA Piper to discuss the status of the proposed amendment to the merger agreement and the requested confirmations from the agents sought by the board.

On November 6, 2008, Foundry’s board of directors and members of Foundry’s senior management met with representatives of Merrill Lynch, Houlihan Lokey, White & Lee and DLA Piper to discuss the status of the proposed amendment to the merger Agreement and the requested confirmations from the agents sought by the board. Following the discussion, each of Merrill Lynch and Houlihan Lokey presented their analysis with respect to the valuation of the common stock of Foundry, including information regarding recent transactions in the industry, premiums paid over trading price in such transactions, public market valuations of comparable companies and discounted cash flow analyses. The board then engaged in a detailed review of the terms of the amendment to the merger agreement and, thereafter, White & Lee and DLA Piper provided legal advice to the Foundry board of directors regarding the amendment, the process leading up to the amendment and the legal standards that would be applied in reviewing a decision by the board to proceed with the amended transaction. Merrill Lynch and Houlihan Lokey then responded to questions raised by the Foundry board of directors regarding the revised terms of the transaction, the status of Brocade’s financing efforts, and their respective financial analyses.

On November 7, 2008, a telephonic meeting of the Foundry board of directors was convened with members of Foundry’s senior management and representatives of Merrill Lynch, Houlihan Lokey, White & Lee and DLA Piper to discuss the status of the discussions surrounding the amendment.

Later in the day on November 7, 2008, the Foundry board of directors reconvened by telephone and further reviewed the terms of the amendment in a discussion led by representatives of White & Lee and DLA Piper. Thereafter, each of Merrill Lynch and Houlihan Lokey reconfirmed their respective financial analyses related to the proposed revised transaction and delivered their respective oral opinions, which was subsequently confirmed in writing, that, based upon and subject to the various considerations described in its respective written opinion, the consideration to be received by the holders of Foundry common stock pursuant to the amended merger agreement was fair, as of November 7, 2008, from a financial point of view to the holders of such shares, other than Brocade and its affiliates. The Foundry board of directors then received legal advice from White & Lee and DLA Piper regarding the legal standards that would be applied in reviewing a decision by the board to proceed with the amended transaction. The Foundry board of directors then engaged in a full discussion of the terms of the proposed amendment of the merger agreement, the factors described in the section entitled “Proposal No. 1 — The Merger — Consideration of the Merger by the Foundry Board of Directors” beginning on page ● of this revised proxy statement, and the analyses and fairness opinions of each of Merrill Lynch and Houlihan Lokey. The board of directors of Foundry unanimously determined that the merger, on its revised terms, and the amended merger agreement were advisable and fair to, and in the best interests of, Foundry and its stockholders. Accordingly, the Foundry board of directors unanimously approved the proposed revised transaction and amendment to the merger agreement.

The definitive amendment to the merger agreement was executed and delivered by representatives of Brocade, Foundry and Falcon Acquisition Sub, Inc. as of November 7, 2008. In addition, each of the members of the Foundry board of directors executed and delivered amendments to their previously executed voting agreements in which they indicated their support as stockholders of the revised terms of the merger.

The revised transaction was publicly announced on the afternoon of November 7, 2008 and the previously scheduled special meeting of Foundry stockholders to be convened on November 7, 2008 was cancelled, to be rescheduled for a later date.

Consideration of the Merger and the Amended Merger Agreement by the Board of Directors

In reaching its decision to approve the amended merger agreement and based upon the developments described more fully in “Background of the Merger” beginning on page 14 of this revised proxy statement, the board of directors identified a number of reasons for and potential benefits to us and our stockholders of, the merger and the amended merger agreement, including, but not limited to, the following:

•	Brocade’s assertions to us that (a) a financing failure under the merger agreement was highly likely because of a difference of opinion between Brocade and the agents regarding the terms of the bridge financing provided for in the financing commitment letter and because Brocade would not draw on the existing financing under the financing commitment letter on terms worse than those Brocade asserted had been agreed upon in the financing commitment letter, and (b) if a financing failure occurred, because of the continuing difficulty Brocade was experiencing in obtaining alternative financing, it would likely result in the merger not being completed by December 31, 2008, the date that Brocade’s financing commitment expires, and, consequently, the board of directors’ belief that the merger could not be completed by December 31, 2008 and would not be completed on the terms announced by us and Brocade on July 21, 2008;

•	the board of directors’ belief that, in light of the virtual certainty that the merger under the original merger agreement would fail to be completed on or before December 31, 2008, obtaining a remedy against Brocade of specific performance of the original merger agreement either before or after December 31, 2008, or damages in excess of the $85 million reverse termination fee, was subject to numerous risks and uncertainties of litigation and would divert the time and attention of senior management from our business and the board of directors’ belief that acceptance of the amended merger agreement was a superior alternative for us and our stockholders as compared with us initiating a litigation with Brocade or our receipt of the $85 million reverse termination fee;

•	the revised aggregate merger consideration of $16.50 in cash continued to represent a meaningful premium to our historical equity value and enterprise value, consisting of a 23.5% and 54.6% premium over our equity value and enterprise value, respectively, as of July 18, 2008 and prior to the execution of the merger agreement dated July 21, 2008;

•	the fact that Brocade’s lenders funded $1.1 billion aggregate principal amount of term loans into a blocked securities account on October 7, 2008, pending release upon satisfaction of the conditions to release of such proceeds on the completion date of the merger;

•	the fact that we would be entitled to an increased reverse termination fee of $125 million in the event that the amended merger agreement is terminated on or after December 31, 2008 under certain circumstances where Brocade fails to obtain the financing necessary to complete the merger on the terms set forth in the amended merger agreement and the fact that we would be entitled to a reverse termination fee of $85 million in the event that the amended merger agreement is terminated under certain other circumstances where Brocade fails to obtain the financing necessary to complete the merger on the terms set forth in the amended merger agreement, including the failure of the special meeting to have taken place prior to the termination of the amended merger agreement;

•	the fact that, prior to the execution of the merger agreement on July 21, 2008, we held discussions with several other potential acquirers, but none of those potential acquirers submitted written acquisition proposals, coupled with our rights under the amended merger agreement to seek out alternative acquisition proposals during the period commencing on November 7, 2008 and ending at 11:59 p.m. California time on November 21, 2008 and, thereafter, to consider unsolicited alternative acquisition proposals under certain circumstances and to change our recommendation to our stockholders to adopt the amended merger agreement should we receive a superior proposal;

•	the financial analyses reviewed with the board of directors by our financial advisor, Merrill Lynch and its oral opinions rendered to the board of directors on November 7, 2008, subsequently confirmed in writing, to the effect that, as of November 7, 2008, and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be received by the holders of shares of our common stock pursuant to the merger agreement, as amended on November 7, 2008, was fair, from a financial point of view, to the holders of such shares other than Brocade and its affiliates (see the section entitled “Proposal No. 1 — The Merger — Opinion of Merrill Lynch” beginning on page 33 of this revised proxy statement );

•	the financial analysis reviewed by Houlihan Lokey with the board of directors, and the oral opinion to the board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 7, 2008), with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of our common stock (other than Brocade, Falcon Acquisition Sub, Inc. and their respective affiliates) in the merger, as of November 7, 2008 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion (see the section entitled “Proposal No. 1 — The Merger — Opinion of Houlihan Lokey” beginning on page 39 of this revised proxy statement);

•	the fact that, as a result of the decline in the price of Brocade common stock since the announcement of the merger agreement on July 21, 2008, the issuance of Brocade common stock to our stockholders and the conversion of our outstanding equity awards under the terms of the merger agreement announced on July 21, 2008 could require a vote of Brocade stockholders under applicable stock market rules, and that, consequently, the merger might not be completed by December 31, 2008;

•	the alternatives available to us if we were not to continue to engage in the business combination with Brocade, including independent pursuit of our business strategy and growth through acquisitions, all of which involve meaningful risks and uncertainties and none of which, in the view of the board of directors, were as favorable to us and our stockholders as, or more favorable to us and our stockholders than, the business combination with Brocade on the terms set forth in the amended merger agreement;

•	the relationship between the market value of our common stock immediately prior to the execution of the merger agreement on July 21, 2008 and immediately prior to the announcement of the agreement in principle to enter into the amendment to the merger agreement and the consideration to be paid to our stockholders pursuant to the amended merger agreement and a review of comparable merger transactions;

•	the support of each of our directors for the merger on the terms set forth in the amended merger agreement, as evidenced by the amended voting agreements entered into between each such director and Brocade, pursuant to which each of our directors has agreed to vote his or her shares of our common stock, which represent approximately 7.35% of our outstanding shares as of November 7, 2008, in favor of the adoption of the amended merger agreement, so long as the amended merger agreement has not been terminated and the amended voting agreement has not otherwise been terminated in accordance with its terms;

•	the terms of the amended merger agreement, including the conditions to completion of the merger and the parties’ rights to terminate the amended merger agreement in certain circumstances;

•	the fact that the amended merger agreement provides us sufficient operating flexibility to conduct our business in the ordinary course between the signing of the amended merger agreement and the completion of the merger;

•	our management’s view of our current and historical financial condition, results of operation and business;

•	the current and historical volatility and condition of the financial markets in general and their current, historical and anticipated effect on the market price for our common stock; and

•	the receipt by Brocade of certain assurances from its lending agents that the execution and performance by Brocade of the amended merger agreement does not require their consent.

The board of directors also identified and considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the merger and the amended merger agreement, including:

•	the fact that our stockholders will not have any continuing equity interest in Brocade following completion of the merger and would therefore receive no benefit from any future growth or increased earnings of Brocade after the merger;

•	uncertainty regarding the availability of, and Brocade’s willingness to obtain, debt financing with respect to the consideration to be paid to our stockholders pursuant to the merger, including the risk that, despite the limitations on the conditions to financing set forth in the financing commitment letter, Brocade may not be able or willing to obtain the financing described in this letter;

•	the amended merger agreement precludes us from actively soliciting alternative acquisition proposals after 11:59 p.m. California time on November 21, 2008 and limits our ability thereafter to engage in negotiations with parties that make alternative acquisition proposals;

•	the termination fee payable by us to Brocade under certain circumstances;

•	the possibility that the merger might not be completed, even if approved by our stockholders, and the effects on us if the merger is not completed;

•	the effect of the public announcement and pendency of the merger on our sales, operating results, stock price, customers, suppliers, employees, partners and other constituencies;

•	the effect of the pendency of the merger on our ability to attract and retain key management, marketing and technical personnel;

•	the fact that the merger consideration will be taxable to our stockholders; and

•	the interests that our executive officers and directors may have with respect to the merger in addition to their interests as stockholders (see the section entitled “Proposal No. 1 — The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 47 of this revised proxy statement for a more complete discussion of these interests).

After careful and due consideration, the board of directors unanimously concluded that overall, the risks, uncertainties, restrictions and potentially negative factors associated with entering into the amended merger agreement were outweighed by the potential benefits to our stockholders of the merger, and that many of these risks could be managed or mitigated prior to the merger by us or were unlikely to have a material adverse effect on the merger.

The foregoing information and factors considered by the board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the board of directors. In view of the variety of factors and the amount of information considered, the board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the merger and the amended merger agreement. In addition, individual members of the board of directors may have given different weights to different factors. The board of directors considered all of these factors as a whole, and overall considered them to be favorable to and to support its determination.

Recommendation of the Board of Directors

After careful and due consideration, the board of directors determined that the merger and the amended merger agreement are advisable and fair to, and in the best interests of, Foundry and our stockholders, and unanimously approved the merger and the merger agreement. The board of directors unanimously recommends that stockholders vote “FOR” adoption of the amended merger agreement.

In considering such recommendation, stockholders should be aware that some of our directors and executive officers have interests in the merger that are different from, or in addition to, those of our stockholders generally. See the section entitled “Proposal No. 1 — The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 47 of this revised proxy statement.

If your submitted green proxy card does not specify how you want to vote your shares, your shares will be voted “FOR” the proposal to adopt the amended merger agreement.

Certain Foundry Projections

We provide very limited information to the public related to future financial performance. As a matter of course, we do not provide specific or detailed quantitative guidance relating to earnings or revenue performance for any future period. In connection with the preparation of the opinions of Merrill Lynch and Houlihan Lokey described below under the headings “Opinion of Merrill Lynch” and “Opinion of Houlihan Lokey” on page 33 and 39, respectively, of this revised proxy statement, we provided Merrill Lynch and Houlihan Lokey with non-public financial projections for the calendar years ending December 31, 2008, 2009 and 2010, which we refer to as the “Foundry projections.” The Foundry projections do not give effect to the merger. The Foundry projections are included in this revised proxy statement only because this information was provided to Merrill Lynch and Houlihan Lokey for use in their respective fairness opinions and are included in this revised proxy statement on that basis. The Foundry projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Foundry projections do not purport to present operations in accordance with generally accepted accounting principles, which we refer to as “GAAP,” and our independent auditors have not examined or compiled the Foundry projections and accordingly assume no responsibility for them. The internal financial forecasts (upon which the Foundry projections were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. In addition, the Foundry projections do not reflect the effect of the transactions contemplated by the amended merger agreement.

The Foundry projections also reflect numerous assumptions made by our management including assumptions with respect to the general business environment, IT spending, macroeconomic, market and financial conditions and other matters including effective tax rates, interest rates and anticipated market growth rates, all of which are difficult to predict and many of which are beyond our control. Accordingly, there can be no assurance that the assumptions made in preparing the Foundry projections will prove accurate. In addition, our business is subject to numerous risks and uncertainties, many of which are listed in our Quarterly Report on Form 10-Q for the period ending September 30, 2008 under the heading “Risk Factors” on file with the SEC. There will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Foundry projections. The inclusion of the Foundry projections in this revised proxy statement should not be regarded as an indication that we or our representatives considered or consider the Foundry projections to be a reliable prediction of future events, and the Foundry projections should not be relied upon as such.

We believe that the Foundry projections were prepared in good faith at the time they were made; however, you should not assume that the Foundry projections continue to be accurate or reflective of our management’s current view. The Foundry projections were disclosed to Merrill Lynch and Houlihan Lokey to use in preparation of their respective fairness opinions, and are included in this revised proxy statement on that basis. Neither we nor any of our representatives have made or make any representation to any person regarding our ultimate performance compared to the information contained in the Foundry projections.

WE DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FOUNDRY PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE NO LONGER APPROPRIATE.

The Foundry projections set forth below were initially prepared in October 2008 and updated in early November 2008. Such Foundry projections were provided to our financial advisors on November 5, 2008 and to the board of directors on November 6, 2008.

	Consolidated
	Fiscal Year Ending December 31
	2008	2009	2010
	(US$ in millions,
	except per share data)
	(unaudited)

Revenue	$638.6	$705.0	$840.0
Operating Income (Non-GAAP Income from operations)	$133.3	$155.5	$200.3
Operating Margin	20.9%	22.1%	23.8%
Net Income (Non-GAAP Net Income)	$101.1	$107.9	$135.5
Net Profit Margin	15.8%	15.3%	16.1%
EPS (Non-GAAP diluted net income per share)	$0.67	$0.77	$0.97
Diluted shares outstanding	149.9	140.0	140.0

Reconciliation of GAAP to Non-GAAP Operating Measures
Projected Income From Operations, Net Income and Diluted Net Income Per Share

The following tables reconcile our projected income from operations, net income and diluted net income per share. Our projected non-GAAP income from operations excludes acquisition-related legal expense and stock-based compensation expense. Our projected non-GAAP net income excludes other-than-temporary impairment charges on investments. Our projected non-GAAP net income and non-GAAP diluted net income per share consists of non-GAAP income from operations and non-GAAP net income and non-GAAP diluted net income per share are adjusted for the tax effect related to those items that have been excluded from the projected non-GAAP results.

The Foundry projections include non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per share data. These non-GAAP measures are not in accordance with, or an alternative to, GAAP, and may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the items associated with our results of operations as determined in accordance with GAAP and these measures should only be used to evaluate our projected results of operations in conjunction with the corresponding GAAP measures.

We use non-GAAP operating income, non-GAAP net income and non-GAAP net income per share for internal planning purposes, to assess the results of its business on an ongoing basis, to determine management compensation, and for the convenience of analysts and investors. These measures are not in accordance with, or an alternative to, similarly-named measures under GAAP. The measures are intended to supplement GAAP financial information, and may be different from non-GAAP financial measures used by other companies. We believe these measures provide useful information to its management, board of directors and investors regarding our performance when used in conjunction with GAAP information. We believe it is useful to investors to receive information about how items in the statement of operations are affected by stock-based compensation, the costs related to the pending acquisition by Brocade and its associated litigation, other-than-temporary impairment charges on investments and the related income tax effect of these items. Stock-based compensation expense consists of expenses recorded under

SFAS 123(R), “Share-Based Payment,” in connection with awards granted under our equity incentive plans and shares issued pursuant to our employee stock purchase plan. We exclude stock-based compensation expense from non-GAAP financial measures because it is a non-cash measurement that does not reflect ours ongoing business and because we believe that investors want to understand the impact on Foundry of the adoption of SFAS 123(R). We believe that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense. We also exclude costs related to the pending acquisition and its associated litigation because these expenses do not reflect our ongoing business and the exclusion of these expenses improves the ability of investors to compare its period-over-period operating results. We exclude other-than-temporary impairment charges on investments because these charges do not reflect our ongoing business and the exclusion of these charges improves the ability of investors to compare period-over-period operating results. However, investors should be aware that non-GAAP measures have inherent limitations and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

The foregoing items excluded from our projected non-GAAP operations are consistently excluded by our management for internal planning and forecasting purposes as well as employee compensation decisions.

	Consolidated
	Fiscal Year Ending December 31
	2008	2009	2010
	(US$ in millions,
	except per share data)
	(unaudited)

GAAP Income from operations	$76.1	$102.5	$145.3
Adjustments
Stock-based compensation expense	51.6	53.0	55.0
Acquisition related costs	5.6	—	—
Non-GAAP Income from operations	$133.3	$155.5	$200.3

	Consolidated
	Fiscal Year Ending December 31
	2008	2009	2010
	(US$ in millions,
	except per share data)
	(unaudited)

GAAP Net Income	$52.5	$75.3	$101.7
Adjustments
Stock-based compensation expense	51.6	53.0	55.0
Acquisition related costs	5.6	—	—
Other-than-temporary impairment charges on investments	13.4	—	—
Income Tax effect	(22.0)	(20.4)	(21.2)
Non-GAAP Net Income	$101.1	$107.9	$135.5
Non-GAAP diluted net income per share	$0.67	$0.77	$0.97
Diluted shares outstanding	149.9	140.0	140.0

Opinion of Merrill Lynch

We retained Merrill Lynch to act as our financial advisor with respect to the merger. In connection with that engagement, we requested that Merrill Lynch evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of shares of our common stock, other than Brocade and its affiliates, pursuant to the amended merger agreement. At the meeting of the board of directors on November 7, 2008, Merrill Lynch rendered its oral opinion to the board of directors, which opinion was subsequently confirmed in writing, that as of November 7, 2008, based upon the assumptions made, matters considered and limits of such review, as set forth in its opinion, the consideration to be received by the holders of the shares of our common stock pursuant to the amended merger agreement was fair from a financial point of view to the holders of such shares, other than Brocade and its affiliates.

The full text of Merrill Lynch’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex D and is incorporated into this document by reference in its entirety. This description of Merrill Lynch’s opinion is qualified in its entirety by reference to, and should be reviewed together with, the full text of the opinion. You are urged to read the opinion and consider it carefully.

Merrill Lynch’s opinion is addressed to the board of directors and addresses only the fairness, from a financial point of view, of the consideration to be received by holders of shares of our common stock, other than Brocade and its affiliates, pursuant to the amended merger agreement, as of November 7, 2008. The opinion is for the use and benefit of the board of directors, does not address the merits of our underlying decision to amend the merger agreement or engage in the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the merger or any matter related thereto. In addition, we have not asked Merrill Lynch to address, and the opinion does not address, the fairness to, or any other consideration of, the holders of any class of our securities, creditors or other constituencies, other than the holders of the shares of our common stock. In rendering the opinion, Merrill Lynch expressed no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the merger, or any class of such persons, relative to the consideration to be received by the holders of the shares of our common stock pursuant to the amended merger agreement.

In arriving at its opinion, Merrill Lynch, among other things:

•	Reviewed certain publicly available business and financial information relating to us that Merrill Lynch deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to our business, earnings, cash flow, assets, liabilities and prospects, furnished to Merrill Lynch by us;

•	Conducted discussions with members of our senior management and our representatives concerning the matters described in the two bullet points above;

•	Reviewed the market prices and valuation multiples for our shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Reviewed our results of operations and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	Participated in certain discussions and negotiations among our representatives and their respective financial and legal advisors;

•	Reviewed the merger agreement and a draft of the amendment to the merger agreement dated November 6, 2008; and

•	Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including an assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of any of our assets or liabilities, nor was Merrill Lynch furnished with any such evaluation or appraisal. Merrill Lynch did not evaluate our solvency or fair value under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of our properties or facilities. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by us, Merrill Lynch assumed that such information was reasonably prepared and reflected the best currently available estimates and judgment of our management as to our expected future financial performance. Merrill Lynch also assumed that the final form of the amendment to the merger agreement would be substantially similar to the last draft Merrill Lynch reviewed.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and upon the information made available to Merrill Lynch as of the date of the opinion.

Merrill Lynch’s Financial Analyses

At the meeting of the board of directors held on November 7, 2008, Merrill Lynch presented certain financial analyses accompanied by delivery of its written materials in connection with the delivery of its oral opinion at that meeting and its subsequent written opinion. The following is a summary of the material financial analyses performed by Merrill Lynch in arriving at its opinion.

Unaffected Research Analyst Stock Price Targets.  Merrill Lynch reviewed fourteen research analyst price targets for us that were publicly available on July 21, 2008 (i.e. prior to announcement of a transaction with Brocade and thus unaffected by such announcement) and observed that the range of the research analyst share price targets was $13.00 to $17.00, excluding the highest and lowest observations as outliers. Discounted back one year at a 12.0% discount rate, which is the midpoint of the range of discount rates used for the discounted cash flow analysis described below, the range was $11.61 to $15.18. Merrill Lynch compared this range to the $16.50 per share consideration to be received by holders of our common stock, and observed that this consideration was above the range of research analyst share price targets after discounting the price targets back one year as described above.

Comparable Public Trading Multiples Analysis.  Merrill Lynch compared selected financial and trading data for us with similar data for eight publicly traded networking companies that Merrill Lynch deemed to be relevant to its analysis of us. These companies were:

•	Cisco Systems, Inc.

•	Juniper Networks, Inc.

•	F5 Networks, Inc.

•	Riverbed Technology, Inc.

•	Blue Coat Systems, Inc.

•	SonicWALL, Inc.

•	Aruba Networks, Inc.

•	Extreme Networks, Inc.

For each of the companies identified above, Merrill Lynch calculated various valuation multiples, including:

•	The ratio of enterprise value to the estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2009; and

•	The ratio of share price to the estimated cash earnings per share, or cash EPS, for calendar year 2009.

Based upon its analysis of the full ranges of multiples calculated for the companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such companies (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such companies (which relevant ranges were narrower than the full ranges of such multiples). The relevant ranges of such multiples, as determined by Merrill Lynch, are set forth in the table below.

For purposes of its analysis, Merrill Lynch calculated the enterprise value as the market capitalization plus total debt, minority interests and preferred stock, less cash and cash equivalents, and Merrill Lynch calculated the estimated cash EPS as estimated EPS under generally accepted accounting principles excluding amortization of intangible property and stock-based compensation. To calculate these trading multiples, Merrill Lynch used EBITDA and EPS projections reported by independent research analyst reports and First Call estimates and closing trading prices of equity securities of each identified company on November 6, 2008. First Call is an online aggregator of independent research analyst estimates managed by Thomson Financial. For us, Merrill Lynch used EBITDA and EPS projections based, separately, on estimates reported by research analysts and on internal management projections.

	Comparable Company		Implied Share
	Relevant Multiple Range		Price of Foundry

Research Estimates:
CY2009 Enterprise Value/EBITDA	5.0x - 7.0	x	$11.30 - $13.27
CY2009 Share Price/Cash EPS	12.0x - 15.0	x	$8.65 - $10.81
Management Estimates:
CY2009 Share Price/Cash EPS	12.0x - 15.0	x	$9.25 - $11.57

Merrill Lynch observed that the implied multiples being paid for us were above the range of the comparable public trading multiples projected for calendar year 2009 based on estimated EBITDA and cash EPS for the research analyst estimates and estimated cash EPS for the management estimates for us.

It should be noted that no company used in the above analysis is identical to us. In evaluating companies identified by Merrill Lynch as comparable to us, Merrill Lynch made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our control, such as the impact of competition on our business and the industry generally, industry growth and the absence of any material change in our financial condition and prospects or the industry or in the financial markets in general. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies.

Comparable Transaction Analysis.  Using publicly available research analyst estimates and other publicly available information, Merrill Lynch examined the following precedent transactions in the networking industry which Merrill Lynch deemed to be relevant.

Acquiror	Target

Blue Coat Systems, Inc.	Packeteer, Inc.
Arris Group, Inc.	CCOR, Inc.
CommScope, Inc.	Andrew Corporation
Mitel Networks Corp./Francisco Partners	Inter-Tel, Inc.
Cisco Systems, Inc.	IronPort Systems, Inc.
LM Ericsson AB	Redback Networks, Inc.
Motorola, Inc.	Netopia, Inc.
International Business Machine Corp.	Internet Security Systems, Inc.
Gores Group LLC & Tennenbaum Capital Partners LLC	Enterasys Networks, Inc.
Juniper Networks, Inc.	Peribit Networks, Inc.

For each of the transactions identified above, Merrill Lynch calculated various valuation multiples, including the ratio of enterprise value to the estimated EBITDA for the identified company for the next twelve months immediately following the period in which the relevant transaction was announced.

Based upon its analysis of the full ranges of multiples calculated for the transactions identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of multiples for such transactions (which relevant ranges were narrower than the full ranges of such multiples). The relevant range of such multiples, as determined by Merrill Lynch, was 10.0x to 14.0x, as set forth in the table below.

All calculations of multiples paid in the transactions identified above were based on public information available at the time of public announcement of such transactions. Merrill Lynch’s analysis did not take into account different market and other conditions during the period in which the selected transactions occurred.

The following table summarizes the derived relevant range of multiples for the transactions identified above and the ranges of share prices of our shares, implied by such multiples:

Implied Share
Price of Foundry
	Multiple Range		(Research Estimates)

Enterprise Value/NTM EBITDA	10.0x - 14.0	x	$15.77 - $19.54

Merrill Lynch observed that the $16.50 per share to be received by holders of our common stock was within the range of the implied share prices of our shares derived from the application of the relevant transaction multiples to estimated EBITDA for us for the next twelve months based on research analyst estimates.

It should be noted that no transaction utilized in the analysis above is identical to the merger. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the transaction multiples in such transactions to which the merger is being compared.

Premiums Paid Analysis.  Merrill Lynch reviewed premiums to stock price paid in recent technology transactions that it deemed to be relevant, including certain of the transactions identified above. Merrill Lynch reviewed the premiums paid in these transactions over the price of the target stock as reported by FactSet at various dates (or for various periods) before the approximate date on which the public became aware of the possibility of such transactions. FactSet is an online investment research and database service used by many financial institutions.

Based upon its analysis of the full ranges of premiums calculated for technology transactions having been announced since January 1, 2007 and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions (including qualitative factors and judgments involving non-mathematical considerations), Merrill Lynch determined relevant ranges of premiums for such transactions (which relevant ranges were narrower than the full ranges of such premiums). The relevant range of such premiums, as determined by Merrill Lynch, was 25.0% to 50.0%, as set forth in the table below.

To calculate an implied range of share prices for us derived from the relevant range of premiums described above, Merrill Lynch performed an adjusted share price analysis to account for the fact that, as a result of the announcement of the transaction with Brocade on July 21, 2008, our share price remained relatively unaffected by the general price declines in public equity markets between the announcement of the merger and November 6, 2008. Specifically, Merrill Lynch calculated a range of adjusted share prices for us after taking into account the changes since July 18, 2008 (i.e. one day prior to announcement of a merger with Brocade) in (i) the average of the NASDAQ Composite Index and share prices of an equally-weighted index of the eight publicly traded networking companies referenced above, (ii) enterprise valuations of the eight publicly traded networking companies referenced above, and (iii) the mean ratio of CY09 Enterprise Value to EBITDA for the eight publicly traded networking companies referenced above. The following table summarizes the derived range of premiums and the ranges of our share prices, implied by such range of premiums, using a range of adjusted share prices calculated by Merrill Lynch for us as of November 6, 2008:

	Adjusted Foundry		Implied Share
	Share Price	Premium Range	Price of Foundry

July 18, 2008 closing share price	$9.45 - $11.37	25.0% - 50.0%	$11.81-$17.06

Merrill Lynch observed that the $16.50 per share to be received by holders of our shares was within the range of the implied share prices of our shares derived from the spot premiums paid in the recent technology transactions deemed relevant by Merrill Lynch.

It should be noted that no transaction utilized in the analysis above is identical to the merger. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the premiums paid in such transactions to which the merger is being compared.

Discounted Cash Flow Analysis.  Merrill Lynch performed a discounted cash flow analysis of us, without giving effect to the merger, for the period December 31, 2009 through December 31, 2013. Merrill Lynch calculated ranges of equity values per share based upon the sum of the discounted net present value of our five-year stream of projected unlevered free cash flows plus the discounted net present value of the terminal value based on a range of multiples applied to our projected 2014 EBITDA. In the Research Analyst Case, the projected unlevered free cash flows were based on independent Wall Street research analyst reports for calendar year 2009 and our management’s guidance for calendar years 2010 through 2013 as set forth in the table below. In the Management Case, the projected unlevered cash flows were based on the Foundry projections for calendar years 2009 and 2010 and our management’s guidance for calendar years 2011 through 2013 as set forth in the table below. For purposes of calculating the terminal value, Merrill Lynch used 2014 EBITDA of $221.8 million in the Research Analyst Case and $275.6 million in the Management Case, based on Foundry management’s guidance. In its discounted cash flow analysis, Merrill Lynch used discount rates ranging from 10.0% to 14.0% and terminal value multiples of estimated calendar year 2014 EBITDA ranging from 6.0x to 8.0x.

Research Analyst Case:	2009E	2010E	2011E	2012E	2013E
	($ millions)

Revenue	$692.6	$761.9	$838.1	$900.9	$946.0
EBITDA	$155.9	$170.8	$187.6	$201.5	$211.4
Free Cash Flow	$95.4	$95.1	$107.4	$117.4	$125.4

Management Case:	2009E	2010E	2011E	2012E	2013E
	($ millions)

Revenue	$705.0	$840.0	$924.0	$993.3	$1,043.0
EBITDA	$166.8	$212.1	$233.0	$250.2	$262.6
Free Cash Flow	$92.4	$118.7	$136.0	$148.3	$158.1

Using the discount rates and terminal value multiples of estimated calendar year 2014 EBITDA referred to above, Merrill Lynch calculated the following range of implied equity values per share:

	Low	High

Implied equity value per share (Research Estimates)	$13.20	$16.02
Implied equity value per share (Management Estimates)	$14.73	$18.23

Merrill Lynch observed that the $16.50 per share to be received by holders of our shares was:

•	above the range of implied equity values derived by the discounted cash flow analysis based on research analyst estimates for 2009 and subsequently on management’s guidance; and

•	within the range of implied equity values derived by the discounted cash flow analysis based solely on the Foundry projections and management guidance.

The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinion. The fact that any specific analysis has been referred to in the summary above or in this revised proxy statement is not meant to indicate that such analysis was given more weight than any other analysis. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in such analyses as a comparison is identical to us or the merger, nor is an evaluation of such analyses entirely mathematical. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, would, in the view of Merrill Lynch, create an incomplete and misleading view of the analyses underlying Merrill Lynch’s opinion.

Some of the summaries of financial analyses above include information presented in tabular format. In order to fully understand Merrill Lynch’s analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described above without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch’s analyses.

The analyses performed by Merrill Lynch include analyses based upon forecasts of future results, which results may be significantly more or less favorable than those upon which Merrill Lynch’s analyses were based. The analyses do not purport to be appraisals or to reflect the prices at which our shares may trade at any time after announcement of the merger. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from those contemplated above.

We retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the merger. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Under the terms of the engagement letter between Merrill Lynch and us, Merrill Lynch agreed to provide financial advisory services to us, including an opinion as to the fairness from a financial point of view of the consideration to be received pursuant to the merger by holders of shares of our common stock, and we agreed to pay Merrill Lynch a customary fee, which is contingent upon completion of the merger. In addition, we have has agreed to indemnify Merrill Lynch and its affiliates (and their respective directors, officers, agents, employees and controlling persons) against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Merrill Lynch’s engagement.

Merrill Lynch and its affiliates have, in the past, provided financial advisory and financing services to us and may continue to do so in the future and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch or its affiliates may actively trade shares of our common stock and its other securities, as well as securities of Brocade for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Houlihan Lokey

On November 7, 2008, Houlihan Lokey rendered an oral opinion to the board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated November 7, 2008), to the effect that, as of November 7, 2008 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of our common stock (other than Brocade, Falcon Acquisition Sub, Inc. and their respective affiliates) in the merger was fair, from a financial point of view, to the holders of our common stock (other than Brocade, Falcon Acquisition Sub, Inc. and their respective affiliates).

Houlihan Lokey’s opinion was directed to the board of directors and only addressed the fairness from a financial point of view of the consideration to be received by the holders of our common stock (other than Brocade, Falcon Acquisition Sub, Inc. and their respective affiliates) and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this revised proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this revised proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. We encourages our stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this revised proxy statement are intended to be, and do not constitute advice or a recommendation to the board of directors or any stockholder as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the Agreement and Plan of Merger, dated as of July 21, 2008, and a draft of Amendment No. 1 to Agreement and Plan of Merger, dated November 7, 2008;

•	reviewed certain publicly available business and financial information relating to us that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to our future financial performance;

•	reviewed certain information relating to our historical, current and future operations, financial condition and prospects made available to Houlihan Lokey by us, including the Foundry projections for the years ending 2008 through 2010;

•	spoke with certain members of our management and certain of its representatives and advisers regarding our business, operations, financial condition and prospects, the merger and related matters;

•	compared our financial and operating performance with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain mergers that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices for certain of our publicly traded securities, and the historical market prices and trading volume and certain financial data of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate. Houlihan Lokey has relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, our management has advised Houlihan Lokey, and Houlihan Lokey has assumed, that the financial projections reviewed by Houlihan Lokey have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to our future financial results and condition, and Houlihan Lokey expresses no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for us referred to above, Houlihan Lokey has reviewed and discussed such estimates with our management and has assumed, with the consent of the board of directors, that such estimates represent reasonable estimates and judgments of our future financial results and condition, and Houlihan Lokey expresses no opinion with respect to such estimates or the assumptions on which they are based. Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no material change in our business, assets, liabilities, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to Houlihan Lokey, and that there is no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey has relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the first bullet above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to Houlihan Lokey, without any amendments or modifications thereto. Houlihan Lokey also has relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an adverse effect on us. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from the drafts of said documents.

Furthermore, in connection with its opinion, Houlihan Lokey has not been requested to make, and has not made, any physical inspection or independent appraisal or evaluation of any of our assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) or those of any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which we are or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which we are or may be a party or is or may be subject.

Houlihan Lokey has not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, our assets, businesses or operations or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the board of directors or any other party with respect to alternatives to the merger. Houlihan Lokey’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date thereof.

Houlihan Lokey has not been requested to opine as to, and its opinion does not express an opinion as to or otherwise address, among other things: (i) our underlying business decision or that of our security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the merger or otherwise (other than the merger consideration to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the merger to the holders of any class of our securities, our creditors or other constituencies, or to any other party, except as set forth in Houlihan Lokey’s opinion, (iv) the relative merits of the merger as compared to any alternative business strategies that might exist for us or any other party or the effect of any other merger in which we or any other party might engage, (v) the fairness of any portion or aspect of the merger to any one class or group of our or any other party’s security holders vis-à-vis any other class or group of our or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not we, our security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) our solvency, creditworthiness or fair value or that of any other participant in the merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the merger consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey has relied, with the consent of the board of directors, on the assessment by us and our advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to us and the merger.

In preparing its opinion to the board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular format, without considering the analyses as a whole or the narrative description of the analyses, could create an incomplete view of the processes underlying Houlihan Lokey’s analyses. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond our control, such as the impact of competition on our business and on the industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to us or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in our analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond our control. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the board of directors in connection with its consideration of the proposed merger and was only one of many factors considered by the board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the merger consideration or of the views of the board of directors or management with respect to the merger or the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between us and Brocade, and the decision to enter into the merger was solely that of the board of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the board of directors in connection with Houlihan Lokey’s opinion rendered on November 7, 2008. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the assumptions, qualifications and limitations affecting each analysis, could create an incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:

•	Equity Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its convertible securities) based on the relevant company’s closing stock price, or equity value as of a specified date.

•	Enterprise Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Revenue.

•	Earnings before interest, taxes, depreciation, and amortization, or EBITDA.

•	Cash earnings per share which excludes the effect of stock based compensation and amortization, or EPS.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of our common stock and the common stock of the selected networking companies listed below as of October 29, 2008, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. Estimates of 2008 and 2009 Revenue, EBITDA and Net Income for us were based on estimates provided by our management and certain publicly available research analyst estimates. Estimates of 2008 and 2009 Revenue, EBITDA and Net Income for the selected networking companies listed below were based on certain publicly available research analyst estimates for those networking companies.

Selected Companies Analysis.  Houlihan Lokey calculated multiples of enterprise value and equity value based on certain financial data for us and the following selected networking companies:

•	3Com Corporation

•	Adtran, Inc.

•	Alcatel-Lucent

•	Aruba Networks, Inc.

•	Blue Coat Systems, Inc.

•	Brocade Communications Systems, Inc.

•	Cisco Systems, Inc.

•	Citrix Systems, Inc.

•	Extreme Networks, Inc.

•	F5 Networks, Inc.

•	Juniper Networks, Inc.

•	Nortel Networks Corporation

•	Riverbed Technology, Inc.

•	SonicWALL, Inc.

•	Telefonaktiebolaget LM Ericsson

The calculated multiples included:

•	Enterprise value as a multiple of estimated 2008 Revenue;

•	Enterprise value as a multiple of estimated 2009 Revenue;

•	Enterprise value as a multiple of estimated 2008 EBITDA;

•	Enterprise value as a multiple of estimated 2009 EBITDA;

•	Equity value as a multiple of estimated 2008 net income; and

•	Equity value as a multiple of estimated 2009 net income.

Houlihan Lokey applied the following selected multiple ranges derived from the selected companies to corresponding financial data for us using management estimates and certain publicly available research analyst estimates:

	Selected
	Multiple Range
Multiple Description	Low		High

Enterprise Value as a multiple of:
2008E Revenue	1.0	x	2.4	x
2009E Revenue	1.0	x	2.2	x
2008E EBITDA	6.7	x	10.0	x
2009E EBITDA	5.8	x	8.5	x
Equity Value as a multiple of:
2008E Net Income	15.0	x	24.0	x
2009E Net Income	13.1	x	20.0	x

The selected companies analysis indicated the following implied per share reference range for us, as compared to the proposed per share merger consideration:

Wall Street Research Case:

Implied Per Share Equity Reference Range for Foundry $9.76 - $16.07	Per Share Merger Consideration $16.50

Management Estimate Case:

Implied Per Share Equity Reference Range for Foundry $10.06 - $16.09	Per Share Merger Consideration $16.50

Selected Transactions Analysis.  Houlihan Lokey calculated multiples of enterprise value and per share equity value based on the estimated purchase prices paid in the following selected publicly-announced networking industry transactions:

Acquiror	Target

Blue Coat Systems, Inc.	Packeteer, Inc.
Aastra Technologies Limited	Telefonaktiebolaget LM
Ericsson’s Enterprise
Communication Business
Arris Group, Inc.	CCOR, Inc.
CommScope, Inc.	Andrew Corporation
Mitel Networks Corporation	Inter-Tel, Inc.
Silver Lake Partners and Texas Pacific Group, Inc.	Avaya, Inc.
Cisco Systems, Inc.	IronPort Systems, Inc.
Telefonaktiebolaget LM Ericsson	Redback Networks, Inc.
Motorola, Inc.	Netopia, Inc.
International Business Machines Corp.	Internet Security Systems, Inc.
Brocade Communications Systems, Inc.	McDATA Corp.
Alcatel SA	Lucent Technologies, Inc.
Cisco Systems, Inc.	Scientific-Atlanta, Inc.
Gores Group LLC and Tennenbaum Capital Partners LLC	Enterasys Networks, Inc.
Juniper Networks, Inc.	Peribit Networks, Inc.

The calculated multiples included:

•	Enterprise value as a multiple of latest 12 months ended September 30, 2008, or LTM, EBITDA; and

•	Enterprise value as a multiple of LTM Revenue.

•	Enterprise value as a multiple of next 12 months beginning September 30, 2008, or NTM, EBITDA; and

•	Enterprise value as a multiple of NTM Revenue.

Houlihan Lokey applied the following selected multiple ranges derived from the selected transactions to corresponding financial data for us:

	Selected
	Multiple Range
Multiple Description	Low		High

Enterprise Value as a multiple of:
LTM EBITDA	9.0	x	11.1	x
LTM Revenue	1.3	x	2.2	x
NTM EBITDA	9.0	x	10.7	x
NTM Revenue	1.3	x	2.0	x

The selected transactions analysis indicated the following implied per share reference range for us, as compared to the proposed per share merger consideration:

Wall Street Research Case:

Implied Per Share Equity Reference Range for Foundry $11.54 - $16.91	Per Share Merger Consideration $16.50

Management Estimate Case:

Implied Per Share Equity Reference Range for Foundry $11.54 - $16.91	Per Share Merger Consideration $16.50

Premiums Paid Analysis.  Houlihan Lokey calculated per share equity value based on the estimated purchase prices paid in the following selected publicly-announced networking industry transactions:

Acquiror	Target

Blue Coat Systems, Inc.	Packeteer, Inc.
Arris Group, Inc.	CCOR, Inc.
CommScope, Inc.	Andrew Corporation
Mitel Networks Corporation	Inter-Tel, Inc.
Silver Lake Partners and Texas Pacific Group, Inc.	Avaya, Inc.
Telefonaktiebolaget LM Ericsson	Redback Networks, Inc.
Motorola, Inc.	Netopia, Inc.
International Business Machines Corp.	Internet Security Systems, Inc.
Brocade Communications Systems, Inc.	McDATA Corp.
Alcatel SA	Lucent Technologies, Inc.
Cisco Systems, Inc.	Scientific-Atlanta, Inc.
Gores Group LLC and Tennenbaum Capital Partners LLC	Enterasys Networks, Inc.

The premiums paid analysis indicated the following implied per share reference range for us, as compared to the proposed per share merger consideration:

Implied Per Share Equity		Per Share
Reference Range for Foundry		Merger Consideration

1 Day	$14.70 - $16.03	$16.50
1 Week	$14.20 - $15.20	$16.50
1 Month	$14.02 - $15.38	$16.50

Discounted Cash Flow Analysis.  Houlihan Lokey also calculated the net present value of our unlevered, after-tax cash flows based on certain publicly available research analyst estimates with respect to our future financial performance, Foundry projections for the calendar years 2009 and 2010 and our management’s guidance for the calendar years 2011 through 2014, based on discussions with our management regarding the financial projections for such years prepared by Houlihan Lokey. In performing this analysis, Houlihan Lokey used discount rates ranging from 11.0% to 15.0% taking into account our estimated weighted average cost of capital and the range of implied perpetual growth rates selected by Houlihan Lokey. The discounted cash flow analysis indicated the following implied per share reference range for us, as compared to the proposed per share merger consideration:

Wall Street Research Case:

Implied Per Share Equity Reference Range for Foundry $11.84 - $15.75	Per Share Merger Consideration $16.50

Management Estimate Case:

Implied Per Share Equity Reference Range for Foundry $12.81 - $17.45	Per Share Merger Consideration $16.50

Certain Houlihan Lokey Projections.

	Consolidated
	Fiscal Year Ending December 31
	2011	2012	2013	2014
	(US$ in millions, except per share data)
	(unaudited)

Revenue	$924.0%	$993.3	$1,043.0	$1,095.1

Operating Income (Non-GAAP Income from Operations)	$220.3	$236.9	$248.7	$261.1
Operating Margin	23.8%	23.8%	23.8%	23.8%
Net Income (Non-GAAP Net Income)	$150.3	161.5	$169.6	$178.1
Net Profit Margin	16.3%	16.3%	16.3%	16.3%
EPS (Non-GAAP diluted net income per share)	$1.07	$1.15	$1.21	$1.27
Diluted shares outstanding	140	140	140	140

Other Matters.  Houlihan Lokey was engaged by us to provide an opinion to the board of directors regarding the fairness from a financial point of view of the consideration to be received by the holders of our common stock (other than Brocade, Falcon Acquisition Sub, Inc. and their respective affiliates). We engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, we will pay Houlihan Lokey a customary fee for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the merger. We have also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Foundry, Brocade or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger. In addition, Houlihan Lokey will receive a fee for rendering its opinion, which is not contingent upon the successful completion of the merger. We have agreed to reimburse certain of Houlihan Lokey’s expenses and to indemnify Houlihan Lokey and certain related parties for certain liabilities arising out of Houlihan Lokey’s engagement.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to Brocade, for which Houlihan Lokey and such affiliates have received, and may receive, compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to us, Brocade and other participants in the merger and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Interests of Our Directors and Executive Officers in the Merger

Stockholders considering the recommendation of the board of directors regarding the merger should be aware that our directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of our stockholders generally. The board of directors was aware of and considered these potentially conflicting interests when they approved the amended merger agreement and the merger.

Stock-Based Awards

Pursuant to the terms of our 1999 Director’s Stock Option Plan, the vesting of all stock options granted under such plan to our directors will accelerate in full upon the completion of the merger. See the section entitled “Proposal No. 1 — The Merger — Interests of Our Directors and Executive Officers in the Merger — Summary of Equity, Incentive and Other Awards of Our Directors and Executive Officers” beginning on page 50 of this revised proxy statement.

On July 31, 2008, the board of directors, upon the recommendation of the compensation committee, granted restricted stock units, referred to as the July 2008 RSUs, to certain of our executive officers, excluding our chief executive officer. The July 2008 RSUs vest ratably over three years, with one-third of the restricted stock units vesting on the first anniversary of the grant date, and one-third of the restricted stock units vesting on each of the second and third anniversaries of the grant date. The stock unit agreements evidencing the July 2008 RSUs provide that they will not be subject to the terms of any acceleration of vesting provisions contained in any agreement between the executive officer and us, including the severance agreements described below. However, the stock unit agreements evidencing the July 2008 RSUs also provide that if an executive officer’s employment is terminated by us or Brocade in connection with the merger prior to July 31, 2009, and such executive officer is a party to a severance agreement or any other agreement with us providing for acceleration of vesting in connection with the merger, then, upon such termination of employment, the vesting of a certain number of the July 2008 RSUs held by such executive officer will be accelerated, which number will be determined by multiplying (i) the total number of days elapsed from July 21, 2008 (the date of the merger agreement) through the date of such termination, divided by 365, by (ii) the number of July 2008 RSUs granted to such executive officer that would have vested under such stock unit agreement on July 31, 2009.

Pursuant to severance agreements with certain of our executive officers, excluding our chief executive officer, the vesting of stock options, restricted stock units and restricted stock awards held by the executive officer, other than any July 2008 RSUs, will accelerate in full upon the termination of the executive officer’s employment by us without “cause” or by the executive officer for “good reason” (as such terms are defined below) during the period commencing three months prior to the completion date of the merger and ending on the first anniversary of the merger. See the sections entitled “Proposal No. 1 — The Merger — Interests of Our Directors and Executive

Officers in the Merger — Severance Agreements” beginning on page 48 of this revised proxy statement and “Proposal No. 1 — The Merger — Interests of Our Directors and Executive Officers in the Merger — Summary of Equity, Incentive and Other Awards of Our Directors and Executive Officers” beginning on page 50 of this revised proxy statement.

Pursuant to agreements executed on or about November 7, 2008 with our directors, officers and certain other employees of ours, such directors, officers and other employees have agreed that, prior to the earlier of the completion of the merger or the termination of the amended merger agreement, and subject to certain limited exceptions set forth therein, they will not exercise any of their stock-based awards for our common stock or sell any of our common stock owned by them.

Severance Agreements

Certain of our executive officers, excluding our chief executive officer, have entered into severance agreements with us. Generally, benefits under the severance agreements may be triggered if the executive officer’s employment is terminated by us without “cause” or is terminated by the executive officer for “good reason” (as such terms are defined below) during the period commencing three months prior to our change of control and ending on the first anniversary of the change of control. The severance agreements provide cash benefits equal to twelve months of base salary, payable in a lump sum. In addition, upon such termination of employment, except with respect to any July 2008 RSUs, the vesting of awards relating to common stock held by the executive officer will be accelerated in full and such executive officer will be entitled to reimbursement of his or her health, dental and vision benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for a period of twelve months. Finally, financial assistance and other lesser benefits may be provided as well under the severance agreements. In the event that any severance or other benefits provided for in the severance agreement or otherwise payable to the executive officer would be subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, or the Code, the severance benefits pursuant to the terms of the severance agreements will be (i) paid in full or (ii) reduced to the maximum amount that would result in no portion of the severance benefits being subject to such excise tax, whichever of the foregoing amounts results in the receipt by the executive officer on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code.

Each executive officer’s right to receive any severance or other benefits under the severance agreements is conditioned upon such executive officer:

•	not soliciting employees and certain customers of us and any of our successors for a period of one year following termination of employment;

•	not knowingly and materially disparaging us, our successor or their respective directors, officers or employees for a period of one year following termination of employment;

•	continuing to abide by any existing confidentiality agreement requiring such executive officer not to disclose our and any successor’s confidential information; and

•	providing and not subsequently revoking a full release of all claims.

For purposes of the severance agreements, “cause” means: (i) willful and continued failure to perform the duties and responsibilities of the executive officer’s position (other than as a result of illness or injury) after there has been delivered a written demand for performance from the board of directors which describes the basis for the board of directors’ belief that the executive officer has not substantially performed his duties and provides such executive officer with thirty days to take corrective action; (ii) any material act of personal dishonesty taken in connection with the executive officer’s responsibilities as our employee with the intention that such action may result in the substantial personal enrichment of such executive officer; (iii) such executive officer’s conviction of, or plea of nolo contendere to, a felony that the board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business; (iv) a willful breach by such executive officer of any fiduciary duty owed to us that has a material detrimental effect on our reputation and business; (v) such executive officer’s being found liable in any SEC or other civil or criminal securities law action (regardless of whether or not such executive officer admits or denies liability), which the board of directors determines, in its reasonable discretion, will have a material detrimental effect on our reputation or business; (vi) such executive officer’s entering any cease and desist order with respect to any action which would bar such executive officer from service as an executive officer or member of a board or directors of any publicly-traded company (regardless of whether or not such executive officer admits or denies liability); (vii) such executive officer’s obstructing or impeding, endeavoring to obstruct or impede, or failing to materially cooperate with, any investigation authorized by the board of directors or any governmental or self-regulatory entity, provided that such executive officer’s failure to waive attorney-client privilege relating to communications with such executive officer’s own attorney in connection with such an investigation will not constitute “cause”; or (viii) such executive officer’s disqualification or bar by any governmental or self-regulatory authority from serving in such executive officer’s position with us if (A) the disqualification or bar continues for more than thirty days, and (B) during that period we use commercially reasonable efforts to cause the disqualification or bar to be lifted, provided that while any disqualification or bar continues during such executive officer’s employment, such executive officer will serve in the capacity contemplated by the severance agreement to whatever extent legally permissible and, if such executive officer’s employment is not permissible, such executive officer will be placed on administrative leave (which will be paid to the extent legally permissible).

For purposes of the severance agreements, “good reason” means the occurrence of any of the following, without the executive officer’s consent: (i) a significant reduction of the executive officer’s responsibilities and duties, relative to the executive officer’s responsibilities and duties in effect immediately prior to such reduction, provided, however, that a reduction in responsibilities or a change in duties, by virtue of our being acquired and made part of another entity (as, for example, when our chief executive officer remains as the senior executive officer of a division or subsidiary of the acquirer which division or subdivision either contains substantially all of our business or is a comparable size) shall not be considered “good reason”; (ii) a material and significant reduction in the executive officer’s base salary or target annual incentive as in effect immediately prior to such reduction other than pursuant to a reduction that also is applied to substantially all of our other executive officers and which reduction reduces the base salary and/or target annual incentive by a percentage reduction that is no greater than 10%; (iii) relocation of the executive officer to a facility or location more than thirty-five miles from his primary place of employment; (iv) any purported termination of the executive officer’s employment for “cause” without first satisfying the procedural protections, as applicable, required by the definition of “cause” set forth above; or (v) our failure to obtain the assumption of the executive officer’s severance agreement by a successor and/or acquirer and an agreement that the executive officer will retain substantially similar responsibilities in the acquirer or the merged or surviving company as he had prior to the transaction. An executive officer may not resign for good reason without first providing us with written notice within sixty days of the event that such executive officer believes constitutes good reason specifically identifying the acts or omissions constituting the grounds for good reason and a reasonable cure period of not less than thirty days following the date of such notice.

Certain of our executive officers that have entered into the severance agreements may terminate their employment for good reason or may have their employment terminated by us without “cause” under the terms of the severance agreements at the effective time of the merger, which would result in entitlement to benefits as described above (subject to compliance with the applicable provisions of the severance agreements). See the section entitled “Proposal No. 1 — The Merger — Interests of Our Directors and Executive Officers in the Merger — Summary of Equity, Incentive and Other Awards of Our Directors and Executive Officers” beginning on page 50 of this revised proxy statement.

Continued Benefits

The amended merger agreement provides that Brocade, at its option, will, for a period of at least one year following the merger, either continue our benefit plans or, subject to certain limitations, allow our employees who continue employment with Brocade to participate in Brocade’s benefit plans on terms no less favorable than those provided to similarly situated Brocade employees, or a combination of both. All of our executive officers are currently eligible to participate in our benefit plans, which include medical, dental, vision, life insurance, accidental death and dismemberment insurance, short term and long term disability, employee assistance plan, flexible spending accounts, 401(k) plan, bonus plans, stock option plans, employee stock purchase plans and other welfare fringe benefit plans.

Unless otherwise indicated by Brocade at least five days prior to the completion of the merger, we will terminate our bonus vacation and related cash bonus program no later than one day prior to the completion of the merger. Pursuant to the bonus vacation and related cash bonus program, our employees, after completing each four years of service to us, are provided an opportunity to take ten days of bonus vacation and receive a cash bonus equal to 5% of their annual base salary after returning from such vacation. We began phasing out the vacation bonus program prior to the date of the merger and, pursuant to this process, employees starting on or after January 1, 2008 are not eligible for this program, and employees who started prior to January 1, 2008 will remain eligible to receive their upcoming bonus vacation as their final bonus vacation with no subsequent bonus vacation thereafter. In the event that we are required to terminate the bonus vacation and related cash bonus program pursuant to the amended merger agreement, our employees will no longer be eligible to receive the cash bonus portion of the program but we will, effective upon termination of the program, award each employee eligible to earn a bonus vacation the prorated number of bonus vacation days or partial days that, when compared with the full award of ten days, corresponds to the proportion that the number of days of service performed by such employee as of the date of the merger bears toward the four-year period required to earn a final vacation bonus award. All of our executive officers are currently eligible to participate in our vacation bonus and related cash bonus program.

The amended merger agreement also provides that Brocade will comply with the terms of our executive incentive plan following the completion of the merger. Pursuant to the executive incentive plan, our non-commissioned executive officers that are either employed, or have been employed, by us in an executive role for a minimum of (i) three months or (ii) for one full quarter during the performance period, are eligible to receive cash bonuses based upon the achievement of certain of our revenue, gross margin, operating profit goals, and certain other individual or department objectives. The total target bonus for each such executive officer is equal to 40% of such executive officer’s base salary earned during the performance period. Pursuant to the amended merger agreement, for purposes of determining the amount payable by Brocade to each eligible executive officer under the executive incentive plan, we shall be deemed to have achieved at least 100% of our performance goals under the executive incentive plan and each eligible executive officer shall be deemed to have achieved 100% of such executive officer’s individual performance goals under such plan. Our chief executive officer has waived any right to receive any payment under the executive incentive plan.

Summary of Equity, Incentive and Other Awards of Our Directors and Executive Officers

The following table identifies, for each of our directors and executive officers, as of October 31, 2008, such person’s relationship to us, the aggregate number of shares subject to outstanding options to purchase shares of our common stock held by such individual, the aggregate number of shares of our common stock subject to vested options held by such individual, the aggregate number of shares of our common stock held by such individual that are subject to accelerated vesting upon the occurrence of the merger, the weighted average exercise price of all outstanding options to purchase our common stock held by such individual, the aggregate number of restricted stock awards held by such individual that are subject to accelerated vesting upon the occurrence of the merger, the aggregate number of restricted stock units held by such individual, the aggregate number of restricted stock units held by such individual that are subject to accelerated vesting upon the occurrence of the merger and the estimated severance payments to be received by such individual.

						Aggregate
						Number of
						Restricted		Aggregate
				Aggregate		Stock		Number of
				Common		Awards all		Restricted
				Shares		of which		Stock Units
				Subject to		are Subject to		Subject to	Estimated
		Aggregate	Aggregate	Accelerated		Accelerated		Accelerated	Cash
		Common	Common	Vesting	Weighted	Vesting	Aggregate	Vesting	Severance
		Shares	Shares	Upon or	Average	Upon or	Number of	Upon or	Payment
		Subject to	Subject	Following the	Price of	Following the	Restricted	Following the	per
	Relationship to	Outstanding	to Vested	Occurrence	Outstanding	Occurrence	Stock	Occurrence	Severance
Name	Foundry	Options	Options	of the Merger(1)	Options	of the Merger(2)	Units(3)	of the Merger(4)	Agreement(5)

Bobby R. Johnson, Jr.	President, CEO and Director	1,300,000	1,300,000	—	$13.05	—	—	—	$—

Daniel W. Fairfax	Vice President, Finance & Administration and Chief Financial Officer	85,000	51,354	33,646	$12.86	40,000	100,000	33,333	$609,374

Laurence L. Akin	Senior Vice President, Worldwide Sales	855,000	855,000	—	$13.50	40,000	60,000	20,000	$425,000

Richard W. Bridges	Vice President, Operations	320,000	320,000	—	$11.25	33,333	60,000	20,000	$541,666

Ken K. Cheng	Vice President and GM, High End Service Provider Systems Business Unit	913,646	806,646	107,000	$16.57	40,000	60,000	20,000	$541,666

Michael R. Iburg	Vice President and Treasurer	281,000	257,250	23,750	$38.52	23,333	40,000	13,333	$426,562

Cliff G. Moore	Vice President, General Counsel and Corporate Secretary	150,834	150,834	—	$13.32	13,333	30,000	10,000	$426,562

Robert W. Schiff	Vice President and GM, Enterprise Business Unit	391,250	320,416	70,834	$13.66	40,000	60,000	20,000	$507,812

Alfred J. Amoroso	Chairman	640,000	556,666	83,334	$31.34	—	—	—	$—

C. Nicholas Keating, Jr.	Director	440,000	356,666	83,334	$41.24	—	—	—	$—

J. Steven Young	Director	721,250	637,916	83,334	$29.87	—	—	—	$—

Alan L. Earhart	Director	389,000	305,666	83,334	$15.98	—	—	—	$—

Celeste Volz Ford	Director	140,000	44,166	95,834	$14.26	—	—	—	$—

(1)	Pursuant to severance agreements with our executive officers, not including our chief executive officer, vesting will accelerate in full upon termination of the executive officer’s employment by us without “cause” or by the executive officer for “good reason” during the period commencing three months prior to our change of control and ending on the first anniversary of our change of control. The numbers in this column assume that the executive officer is terminated by us immediately following the completion of the merger. Pursuant to our 1999 Director’s Stock Option Plan, vesting of our directors’ stock options will accelerate in full upon the merger.

(2)	Pursuant to severance agreements with our executive officers, not including our chief executive officer, vesting will accelerate in full upon termination of the executive officer’s employment by us without “cause” or by the executive officer for “good reason” during the period commencing three months prior to our change of control and ending on the first anniversary of our change of control. The numbers in this column assume that the relevant executive officer is terminated by us immediately following the merger.

(3)	All of the restricted stock units set forth in this column are July 2008 RSUs.

(4)	Pursuant to the terms of the July 2008 RSUs, if an executive officer’s employment is terminated by us or Brocade in connection with the merger prior to July 31, 2009, and such executive officer is a party to a severance agreement or any other agreement with us providing for acceleration of vesting in connection with the merger, then, upon any such termination of employment, the vesting of a certain number of July 2008 RSUs held by such executive officer will be accelerated, which number will be determined by multiplying (1) the total number of days elapsed from July 21, 2008 (the date of the merger agreement) through the date of such termination of employment, divided by 365, by (2) one-third of the July 2008 RSUs granted to such executive officer, representing the number of July 2008 RSUs that would have vested on July 31, 2009. The numbers in this column assume that the relevant executive officer’s employment is terminated by us in connection with the merger on July 20, 2009.

(5)	The amount of cash severance benefits identified for each of our executive officers, not including our chief executive officer, (i) assumes that the executive officer’s employment is terminated by us without “cause” or is terminated by such executive officer for “good reason” immediately following the merger and (ii) is based upon current base salaries and bonus opportunities.

Indemnification and Directors’ and Officers’ Liability Insurance

The amended merger agreement also provides the following:

•	All rights to exculpation, indemnification and advancement of expenses existing as of July 21, 2008 (the date of the merger agreement) in favor of our or any of our subsidiaries’ current or former directors or officers as provided in their respective charter documents or in any indemnification agreement between any such person and us or any of our subsidiaries will survive the merger and continue in full force and effect, but only to the extent such rights to exculpation, indemnification and advancement of expenses are available under and are consistent with Delaware law.

•	For a period of six years from the effective time of the merger, Brocade will cause us to maintain in effect the exculpation, indemnification and advancement of expenses provisions contained in our charter documents as in effect as of July 21, 2008 (the date of the merger agreement) or in any indemnification agreement with any of our or any of our subsidiaries’ current or former directors or officers, and will not amend, repeal or otherwise modify them in any manner that would adversely affect the rights of any such persons thereunder.

•	Brocade will cause us, to the fullest extent permitted by law, to indemnify and hold harmless each of our or any of our subsidiaries’ current or former directors or officers against any costs or expenses (including the advancement of attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim or action arising out of, relating to or in connection with any action or omission of any such person occurring or alleged to have occurred prior to the effective time of the merger in connection with such person serving as such an officer or director. However, such indemnification will only be provided if and to the same extent such persons are entitled as of July 21, 2008 (the date of the merger agreement) to be indemnified by (or have the right to advancement of expenses from) us or any of our subsidiaries pursuant to our respective charter documents or under existing indemnification agreements between such persons and us or any of our subsidiaries.

•	Prior to the effective time of the merger, we will purchase a six-year “tail” policy to extend our existing director and officer insurance for an amount not to exceed 300% of the annual premium paid by us in 2007 for such existing insurance coverage (or, if such “tail” policy is not available for less than such amount, we will purchase as much coverage as is available for such amount). Brocade has agreed to cause the “tail” policy to be maintained in full force and effect for its full term, and to cause us to honor all obligations thereunder. In the event that any of the carriers issuing or reinsuring the “tail” policy becomes unable to satisfy its financial obligations during the six-year period, Brocade has agreed to replace the “tail” policy with another prepaid “tail” policy providing substantially equivalent benefits and coverage levels as the original “tail” policy, with a term extending for the remainder of such six-year period. However, Brocade will not be obligated to pay any amount that, when added to the premium paid by us for the original “tail” policy and any premiums paid by Brocade for any other new “tail” policies, exceeds 300% of the annual premium paid by us in 2007 for its existing insurance coverage.

•	Brocade will guaranty and stand surety for, and will cause us and our subsidiaries to honor each of the above covenants and will pay all expenses incurred by any of our or any of our subsidiaries’ current or former directors or officers to enforce the above covenants.

As a result of the interests described above under each heading, our executive officers and directors have interests in the merger that may have made them more likely to vote in favor of the proposal to adopt the amended merger agreement and approve the merger and to recommend the same to the our stockholders than if they did not hold these interests.

Regulatory Approvals

Under the HSR Act, the merger could not be completed unless certain filings had been submitted to the FTC and the Antitrust Division and the applicable waiting period had either expired or been terminated. We and Brocade filed the appropriate notification and report forms with the FTC and the Antitrust Division on August 13, 2008, and the applicable waiting period has expired on September 12, 2008.

The merger was also subject to clearance by the German Bundeskartellamt under the German Act Against Restraints on Competition and such clearance was granted on September 15, 2008.

Subject to the terms and conditions set forth in the amended merger agreement, we and Brocade have agreed to use our reasonable best efforts to obtain all regulatory clearances necessary to complete the merger, including using our reasonable best efforts to lift any restraint, injunction or other legal bar to the merger, except that (i) Brocade is not required to take any action to dispose of, divest, license or hold separate any assets or operations of Brocade, us or any of our respective subsidiaries, nor is Brocade required to contest any legal proceeding or injunction or decree relating to the merger, if it determines in good faith that to do so would reasonably be expected to materially affect the business or interests of Brocade, us or any of our respective subsidiaries in any adverse way, and (ii) we are not required to divest, dispose of, hold separate or otherwise take or commit to take any other action requested by Brocade with respect to any of our or our subsidiaries’ assets or operations unless it is conditioned on the completion of the merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions like the merger. Notwithstanding the expiration of the HSR waiting period, at any time before or after the completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking the divestiture of substantial of our assets and those of Brocade. In addition, certain private parties, as well as state attorneys general and other antitrust authorities, may challenge the merger under antitrust laws under certain circumstances. In addition, the merger may be subject to scrutiny pursuant to foreign antitrust laws. We and Brocade believe that the completion of the merger will not violate any antitrust laws. There can be no assurance, however, that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

Litigation Relating to the Merger

On July 23, 2008, an action, Doug Edrington v. Bobby R. Johnson, Jr., et al., was filed in the Superior Court of the State of California for the County of Santa Clara. In this action, the plaintiff named as defendants the members of the board of directors. The complaint asserts claims on behalf of our stockholders who are similarly situated with the plaintiff. Among other things, the complaint alleges that the members of the board of directors have breached their fiduciary duties to our stockholders in connection with the merger and engaged in self-dealing in connection with the board of directors’ approval of the merger, allegedly resulting in an unfair process and unfair price to our stockholders. The complaint seeks class certification and certain forms of equitable relief, including enjoining the consummation of the merger. On October 6, 2008, the plaintiff filed a motion for preliminary injunction of the merger, requesting that the Court order that additional disclosure be made to stockholders prior to proceeding with the stockholder vote on the merger initially scheduled for October 24, 2008. On October 16, 2008, the defendants filed an opposition to the plaintiff’s motion for preliminary injunction, and on October 20, 2008 the plaintiff filed a reply brief in support of the motion for preliminary injunction. A hearing on the plaintiff’s motion for preliminary injunction was held on October 22, 2008. On the same day, the Court entered an order denying the plaintiff’s motion for a preliminary injunction. We believe that the allegations of the complaint are without merit and have advanced defense costs on behalf of our directors, who intend to vigorously contest the action. However, there can be no assurances that the defendants will be successful in such defense.

Delisting and Deregistration of Our Common Stock After the Merger

When the merger is completed, our common stock will be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act.

Appraisal Rights

Under Delaware corporate law, holders of our common stock are entitled to appraisal rights in connection with the merger.

If the merger is completed, holders of our common stock are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law, or Section 262, provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding your appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this revised proxy statement as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights.

A record holder of shares of our common stock who makes the demand described below with respect to such shares, who continuously is the record holder of such shares through the date of completion of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither votes in favor of the adoption of the amended merger agreement nor consents thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery, or the Delaware Court, of the fair value of his or her shares of common stock. All references in this summary of appraisal rights to a “stockholder” or “holders of shares of common stock” are to the record holder or holders of shares of our common stock.

Notification of Appraisal Rights

Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, such as the special meeting, not less than 20 days prior to the meeting we must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. This revised proxy statement shall constitute such notice to the holders of common stock.

Filing a Written Demand

Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include, without limitation, the following:

•	Stockholders electing to exercise appraisal rights must not vote “FOR” adoption of the amended merger agreement. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the amended merger agreement, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights.

•	A written demand for appraisal of shares must be filed with us before the taking of the vote on the amended merger agreement at the special meeting. The written demand for appraisal should specify the stockholder’s name and mailing address, and that the stockholder is thereby demanding appraisal of his or her common stock. The written demand for appraisal of shares is in addition to and separate from a vote against the adoption of the amended merger agreement or an abstention from such vote.

•	A demand for appraisal should be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the share certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must be executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner. A person having a beneficial interest in our common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

•	A stockholder who elects to exercise appraisal rights should mail or deliver his, her or its written demand to us at 4980 Great America Parkway, Santa Clara, CA, 95054, Attention: Corporate Secretary.

Notice by the Surviving Corporation

Within ten days after the completion of the merger, we, as the surviving corporation in the merger, must provide notice of the date of completion of the merger to all of its stockholders who have complied with Section 262 and have not voted for the adoption of the amended merger agreement.

Filing a Petition for Appraisal

Within 120 days after the date of completion of the merger, either we or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on us in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. Neither we nor Brocade (as our successor) have any present intent to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that we will file such a petition or that we will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of our common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after the date of completion of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from us a statement setting forth the aggregate number of shares of our common stock not voting in favor of the adoption of the amended merger agreement and with respect to which demands for appraisal were received by us and the number of holders of such shares. Such statement must be mailed within 10 days after the stockholders’ request has been received by us or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.

Proceedings and Determination of Fair Market Value

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of our common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Although the parties believe that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the amended merger agreement. Moreover, we do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of our common stock is less than the merger consideration. In determining “fair value”, the Delaware Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be exclusive of any element of value arising from the accomplishment or expectation of the merger. The Delaware Supreme Court has stated that such exclusion is a narrow exclusion that does not encompass known elements of value, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. The Delaware Supreme Court has construed Section 262 to mean that elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered. Stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

Costs of the Appraisal Proceeding

The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

Rights of Stockholders Seeking Appraisal Rights

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the date of completion of the merger.

Withdrawal of Demands for Appraisal Rights

At any time within 60 days after the date of completion of the merger, any former stockholder that shall have preserved such stockholder’s appraisal rights with respect to the merger will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the amended merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for such stockholders’ shares of our common stock as provided in the amended merger agreement only with our consent. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders’ rights to appraisal (if available) will cease. Inasmuch as we have no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to us a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration, except (i) that any such attempt to withdraw made more than 60 days after the date of completion of the merger will require our written approval and (ii) that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

Failure by any stockholder to comply fully with the procedures described above and set forth in Annex C to this revised proxy statement may result in termination of such stockholder’s appraisal rights. In view of the complexity of exercising your appraisal rights under Delaware law, if you are considering exercising these rights you should consult with your legal counsel.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that are generally applicable to holders of our common stock. The discussion is for general information purposes only and applies only to beneficial holders of our common stock who own such stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes) and does not deal with all U.S. federal income tax considerations that may be relevant to particular classes of stockholders in light of their special circumstances, such as stockholders who are dealers in securities, tax-exempt entities, foreign persons, stockholders whose common stock is qualified small business under Section 1202 of the Internal Revenue Code or persons who acquired their common stock upon exercise of stock options or in other compensatory transactions. Furthermore, no state, local, or foreign tax considerations are addressed herein. Except as discussed below with respect to appraisal rights, this discussion addresses solely the material U.S. federal income tax consequences of the exchange in the merger of our common stock for cash. The discussion is based on U.S. federal income tax law currently in effect, which is subject to change at any time (possibly with retroactive effect), and does not address the tax consequences of any transaction other than the merger, including transactions completed prior to or after the merger (whether or not such transactions are in connection with the merger). No opinions of counsel or rulings from the Internal Revenue Service have been requested or obtained in connection with the merger. Accordingly, all stockholders should consult their own tax advisors as to the specific federal, state, local, and foreign tax consequences to them of the merger.

This discussion only applies to a stockholder that is (i) a citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or any state thereof (or the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes. If a partnership holds our stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our stock, you should consult your tax advisor.

The merger will be a taxable transaction for United States federal income tax purposes. As a result, each of our stockholders will generally recognize gain or loss as a result of the merger in an amount equal to the difference between the amount of cash received by such stockholder pursuant to the merger and the stockholder’s adjusted tax basis in the common stock surrendered in the merger. Although not free from doubt, any cash received by the stockholder by reason of our sale of our portfolio of auction rate securities prior to completion of the merger and payment of the special dividend described in the section entitled “Agreements Related to the Merger — The Amended Merger Agreement — Special Dividend” beginning on page 62 of this revised proxy statement should be treated as sale proceeds instead of a distribution treated as a dividend to the extent paid out of accumulated or current year earnings and profits, because the payment of any such amounts to stockholders of record as of immediately before the effective time of the merger was negotiated as part of the amendment of the Agreement and Plan of Merger, dated as of July 21, 2008, related to the purchase price for the shares. Gain or loss will be determined separately for each block of shares (that is, shares acquired at the same price per share in a single transaction) surrendered for cash pursuant to the merger. Such gain or loss will be a capital gain or loss if the common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the stockholder’s holding period is greater than one year as of the effective time of the merger. The maximum federal income tax rate on net long-term capital gain recognized in 2008 by individuals is 15% under current law. The maximum federal income tax rate on net long-term capital gain recognized in 2008 by a corporation is 35%. Capital losses are subject to limitations on deductibility for both corporations and individuals.

Under Delaware law, stockholders have the right to dissent from the merger and receive payment in cash for the fair value of their common stock. See the section entitled “Proposal No. 1 — The Merger — Appraisal Rights” beginning on page 53 of this revised proxy statement. If a stockholder receives cash pursuant to the exercise of such appraisal rights, such stockholder generally will recognize gain or loss in an amount equal to the difference between the cash received and such stockholder’s adjusted tax basis in its common stock. Although not free from doubt, any cash received by the stockholder by reason of our sale of our portfolio of auction rate securities prior to completion of the merger and payment of the special dividend described in the section entitled “Agreements Related to the Merger — The Amended Merger Agreement — Special Dividend” beginning on page 62 of this revised proxy statement should be treated as sale proceeds instead of a distribution treated as a dividend to the extent paid out of accumulated or current year earnings and profits, because the payment of any such amounts to stockholders of record as of immediately before the effective time of the merger was negotiated as part of the amendment of the Agreement and Plan of Merger, dated as of July 21, 2008. Such gain or loss will be capital gain or loss if the common stock is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code) and will be a long-term capital gain or loss if the stockholder’s holding period is greater than one year as of the effective time of the merger. Stockholders who exercise appraisal rights are urged to consult their own tax advisors.

Payments made to a stockholder in connection with the merger will be subject to information reporting and may be subject to backup withholding, currently at a 28% rate. Backup withholding generally will apply only if the beneficial holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding rules and certification requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against the holder’s United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service in a timely manner.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGER’S POTENTIAL TAX EFFECTS. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS.

Financing Commitment

Brocade entered into a financing commitment letter, dated as of July 21, 2008, with Bank of America, N.A., or Bank of America, Banc of America Bridge LLC, or Banc of America Bridge, Banc of America Securities LLC, or BAS, and Morgan Stanley Senior Funding, Inc., or MSSF, which are referred to collectively as the agents, with respect to senior secured credit facilities in the aggregate of up to $1.625 billion, consisting of the following, subject to the conditions set forth in the financing commitment letter:

•	a senior secured credit facility, or the secured facility, of up to $1.125 billion; and

•	a senior unsecured facility, or the unsecured facility, of up to $500.0 million in the event that Brocade does not issue such amount of senior unsecured notes and/or convertible notes in a public offering or Rule 144A private placement of equity or convertible debt securities at or prior to the time the merger is completed. The secured facility and unsecured facility are referred to in this revised proxy statement as the credit facilities.

The commitment expires on the earliest to occur of (i) December 31, 2008, unless the merger is completed on or prior to that date, (ii) the completion of the merger, (a) in the case of the secured facility, without the use of the secured facility or (b) in the case of the unsecured facility, without the use of the unsecured facility, and (iii) our acceptance of a superior offer, as defined in the amended merger agreement, resulting in a termination of the amended merger agreement. Nothing in the amended merger agreement or financing commitment letter will require us to be an obligor under the credit facilities prior to the completion of the merger. Bank of America, Banc of America Bridge, BAS and MSSF will receive compensation in connection with the financing commitment letter and related financing.

Conditions Precedent to the Commitment

The availability of the credit facilities is subject to customary closing conditions including, among other things, (i) the closing of the credit facilities on or before the expiration date thereof, (ii) there not having occurred since March 31, 2008 a change, occurrence or development that has or would be reasonably be expected to have a material adverse effect, as defined in the amended merger agreement, on us and our subsidiaries, (iii) the creation of security interests in the collateral for the secured facility, (iv) the execution and delivery of definitive documentation and customary closing documents, (v) the completion of the merger in accordance with the terms and conditions of the amended merger agreement, without any amendments or modifications to the amended merger agreement that are materially adverse to the lenders without consent of the agents, (vi) the absence of certain other indebtedness, (vii) the receipt of customary consents and approvals, (viii) the payment of required fees and expenses in accordance with the financing commitment letter, (ix) a minimum level of unrestricted cash on the completion date of the merger after giving effect to the merger, (x) the absence of any competing financing for Brocade, Foundry or their respective affiliates and (xi) the availability of a prospectus or an offering memorandum, as applicable, for the issuance of the senior unsecured notes and/or convertible notes.

Secured Facility

General.  On October 7, 2008, Brocade entered into a Credit Agreement, or the credit agreement, dated as of October 7, 2008, with the lenders party thereto, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, Morgan Stanley Senior Funding, Inc., as syndication agent, Banc of America Securities

LLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint bookrunners, HSBC Bank USA National Association and Keybank National Association, as co-documentation agents. The credit agreement provides for (i) a five-year $1,100.0 million term loan facility, or the term loan facility, and (ii) a five-year revolving credit facility of $125.0 million, or the revolving credit facility, which includes a $25.0 million swing line loan subfacility and a $25.0 million letter of credit subfacility. The term loan facility and revolving credit facility are referred to together as the secured facility. The revolving credit facility may be increased by up to $200.0 million under certain circumstances upon the receipt of additional commitments from lenders. The proceeds of the term loan facility are expected to be used to finance a portion of Brocade’s acquisition of us, pursuant to the merger agreement. Brocade borrowed $1,100.0 million under the term loan facility on October 7, 2008. The proceeds of the term loans were deposited in a restricted securities account pending the closing of the merger and other release conditions. A small portion of the proceeds from the revolving credit facility will be used to finance the merger, and after the merger, the proceeds of the revolving credit facility may be used for ongoing working capital and other general corporate purposes. The proceeds of the term loans will be released from the restricted securities account to fund the merger upon the satisfaction of certain customary conditions including, but not limited to, the perfection of security interests, a certain minimum cash liquidity, the concurrent completion of the merger and payment of related fees and expenses. In the event that the merger is not completed on or prior to December 31, 2008, or the amended merger agreement is otherwise earlier terminated or abandoned, Brocade will be required to prepay the aggregate principal amount of the term loan facility in full plus accrued and unpaid interest to December 31, 2008 (or, if earlier, the date of such termination or abandonment).

Interest Rate and Fees.  Loans under the secured facility bear interest, at Brocade’s option, at a rate equal to either the LIBOR rate, plus an applicable margin equal to 4.0% per annum or the prime lending rate, plus an applicable margin equal to 3.0% per annum. The applicable margin with respect to revolving loans is subject to adjustment based on Brocade’s consolidated senior secured leverage ratio. The LIBOR rate floor is 3.0% per annum and the prime lending rate floor is 4.0% per annum, in each case, for the life of the secured facility. Brocade must also pay (i) a commitment fee, which may range from 0.25% to 0.50% per annum, on the actual daily amount by which the revolving credit commitment exceeds the revolving credit loans, based on Brocade’s consolidated senior secured leverage ratio, and (ii) a letter of credit fee, equal to the applicable margin as applied to revolving credit LIBOR loans, and a fronting fee of 0.125% per annum, calculated on the daily amount available to be drawn under each letter of credit issued under the credit agreement.

Prepayments and Amortization.  Brocade is permitted to make voluntary prepayments at any time (without payment of a premium, other than in the case of a repricing transaction in respect of the term loan facility) and is and required to make mandatory prepayments of term loans (without payment of a premium) with (1) net cash proceeds from non-ordinary course asset sales (subject to reinvestment rights and other exceptions), (2) net cash proceeds from issuances of debt (other than certain permitted debt), (3) beginning with the fiscal year ending October 27, 2009, a percentage of 50% or 0% of Brocade’s excess cash flow, based on Brocade’s consolidated senior secured leverage ratio, and (4) casualty proceeds and condemnation awards (subject to reinvestment rights and other exceptions). The term loans will amortize in equal quarterly installments in an aggregate annual amount equal to 5% of the original principal amount thereof in the first and second year, 10% in the third year, 20% in the fourth year and 60% in the fifth year, with any remaining balance payable on the final maturity date of the term loans. Upon a repricing of the term loans (including through a refinancing) that results in the weighted average yield or applicable rate of such term loans immediately after such repricing being lower than such yield or rate immediately prior to such repricing, (x) during the first year following the closing, a 2.0% premium is payable and, during the second year following the closing, a 1.0% premium is payable.

Guarantors.  Brocade’s obligations under the secured facility and any hedging or treasury management obligations entered into with a lender are guaranteed by each of Brocade’s existing and subsequently acquired or organized direct and indirect domestic subsidiaries, including at the completion of the merger, Foundry, and our existing and subsequently acquired or organized direct or indirect domestic subsidiaries.

Security.  Upon the consummation of the merger, the obligations of Brocade and the subsidiary guarantors under the secured facility and the related guarantees thereunder will be secured, subject to customary permitted liens and other agreed upon exceptions, by (i) a first priority pledge of all of the equity interests of each of Brocade’s direct and indirect subsidiaries, and (ii) a perfected first priority interest in and mortgages on all tangible and intangible assets of Brocade and each subsidiary guarantor, except, in the case of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences limited, in the case of a first-tier subsidiary, to 65% of the voting stock and 100% of non-voting stock of such first-tier foreign subsidiary.

Other Terms.  The credit agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to Brocade and its subsidiaries, including, among other things, restrictions on liens, indebtedness, investments, fundamental changes, dispositions, capital expenditures, prepayment of other indebtedness, redemption or repurchase of subordinated indebtedness, dividends and other distributions. The credit agreement contains financial covenants that require Brocade to maintain a minimum consolidated fixed charge coverage ratio, a maximum consolidated leverage ratio and a maximum senior secured leverage ratio. The credit agreement also includes customary events of default, including cross-defaults on Brocade’s material indebtedness and change of control.

The foregoing description of the secured facility is not intended to be complete and is qualified in its entirety by reference to the full text of the credit agreement, a copy of which was filed as Exhibit 10.1 to Brocade’s Current Report on Form 8-K filed on October 14, 2008, which is incorporated by reference herein.

Unsecured Facility; Issuance of Debt Securities

The financing commitment letter provides, among other things, the following:

General.  Brocade is expected to issue senior unsecured notes and/or convertible notes in a public offering or a Rule 144A private placement. If the senior unsecured notes and/or the convertible notes are offered pursuant to a Rule 144A private placement, the securities will not be registered under the Securities Act and may not be offered in the United States absent registration or an applicable exemption from registration requirements.

If the offering of the senior unsecured notes and/or convertible notes is not completed or if Brocade does not separately obtain funds through a private offering of equity or convertible debt securities on or prior to the completion of the merger, Banc of America Bridge and MSSF have committed to provide up to $500.0 million under the unsecured facility. The unsecured facility will initially consist of a one-year bridge loan facility of up to $500.0 million; if the bridge loan facility is still outstanding on the first anniversary of the completion of the merger, the unsecured facility will convert into permanent financing, as set forth below. Brocade would be the borrower under the unsecured facility. BAS and MSSF would be joint lead arrangers and joint book runners for the unsecured facility.

The proceeds from the offering of the senior unsecured notes and/or convertible notes or the unsecured facility will be used to fund in part Brocade’s payment of the cash portion of the merger consideration and pay fees and expenses incurred in connection with the merger and the financing.

Interest Rate.  Initially, the bridge loans under the unsecured facility will bear interest at a rate equal to the greater of a stated rate or the rate for Eurodollar deposits for a three-month period plus a spread that will increase over time. Interest is payable at the end of each quarter.

Permanent Financing.  On and after the first anniversary of the completion of the merger, the unsecured facility will, to the extent not repaid, and at the sole election of each lender, be exchanged for permanent financing in the form of either senior unsecured rollover loans or senior unsecured exchange notes, which, in the case of senior unsecured exchange notes, will be entitled to registration rights. The unsecured facility, senior unsecured rollover loans and senior unsecured exchange notes will be subject to a maximum rate of interest. Any senior unsecured rollover loans or senior unsecured exchange notes will mature on the seventh anniversary of the completion of the merger.

Guarantors.  The unsecured facility will be unconditionally guaranteed at the completion of the merger by us and the subsidiary guarantors.

Other Terms.  The unsecured facility will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, mergers and consolidations, sales of assets, prepayment, redemption or repurchase of subordinated indebtedness, investments, dividends and other distributions. The unsecured facility will also include customary events of default, including a change of control to be defined.

AGREEMENTS RELATED TO THE MERGER

THE AMENDED MERGER AGREEMENT

The following is a summary of the material provisions of the amended merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A-1 to this revised proxy statement and the amendment, a copy of which is attached as Annex A-2 to this revised proxy statement, which are incorporated into this revised proxy statement by reference. The merger agreement and the amendment, which we refer to in this revised proxy statement together as the amended merger agreement, have been included to provide you with information regarding their terms. We encourage you to read the merger agreement and the amendment thereto in their entirety, as these are the legal documents governing the merger, and the provisions of the merger agreement and the amendment thereto are not easily summarized. The amended merger agreement is not intended to provide any other factual information about us. Such information can be found elsewhere in this revised proxy statement and in the other public filings we make with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

Structure of the Merger

The amended merger agreement provides for the merger of Falcon Acquisition Sub, Inc., a newly formed, wholly-owned subsidiary of Brocade, with and into Foundry. Foundry will survive the merger as a wholly-owned subsidiary of Brocade.

Completion of the Merger

The merger will be completed at the time of filing a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such certificate of merger with the written consent of Brocade and Foundry. The completion of the merger will take place on a date to be designated by Brocade (referred to as the designated completion date) after the satisfaction or waiver of all of the conditions to completion of the merger set forth in the amended merger agreement (other than certain conditions that by their nature are to be satisfied on the date of completion, but subject to the satisfaction or waiver of each of such conditions), or on another date agreed upon by Brocade and Foundry. The designated completion date may not be later than the earlier of (i) December 30, 2008, and (ii) the later of December 22, 2008 and the date that is 10 business days after the satisfaction or waiver of such conditions to completion of the merger. However, if an uncured financing failure, as defined in the amended merger agreement, exists on the designated completion date and such financing failure impedes the ability of Brocade to complete the merger on the designated completion date, then the completion of the merger will be postponed until the second business day after the date on which the financing failure is cured (subject to the continued satisfaction or waiver, as of the date of completion of the merger, of the conditions to completion of the merger).

Under the amended merger agreement, a “financing failure” means a refusal or other failure, for any reason, on the part of any person or entity that has executed the financing commitment letter or any definitive financing document relating to the debt financing, (including the credit agreement) or on the part of any other person or entity obligated or expected at any time to provide a portion of the debt financing (including the term loan under the credit agreement, or the term loan, and the portion of the bridge loan under the terms of the financing commitment letter that is required to enable Brocade to complete the merger, or the applicable bridge loan) to provide a portion of such debt financing, provided that no such refusal or other failure shall be deemed to be a financing failure if it results directly from a willful breach (as defined in the amended merger agreement) of any covenant or obligation of Brocade in the amended merger agreement relating to the term loan and the applicable bridge loan.

Under the amended merger agreement:

•	there will be a “willful breach” by Brocade of a covenant or obligation of Brocade only if:

•	such covenant or obligation is material to Foundry,

•	Brocade has materially and willfully breached such covenant or obligation,

•	the breach of such covenant or obligation has not been cured in all material respects and has a material adverse effect on the ability of Brocade to complete the merger; and

•	Brocade’s chief financial officer or treasurer had actual knowledge, at the time of Brocade’s breach of such covenant or obligation, that Brocade was breaching such covenant or obligation and of the consequences of such breach under the amended merger agreement; and

•	there will be a “willful breach” by Brocade of a representation or warranty made by Brocade only if:

•	such representation or warranty is material to Foundry and was materially inaccurate when made by Brocade,

•	the material inaccuracy in such representation or warranty has not been cured in all material respects and has a material adverse effect on the ability of Brocade to complete the merger, and

•	when such representation or warranty was made by Brocade, Brocade’s chief financial officer or treasurer had actual knowledge that such representation or warranty was materially inaccurate and specifically intended to defraud Foundry.

Consideration in the Merger

The amended merger agreement provides that, upon completion of the merger, each share of Foundry common stock outstanding immediately prior to the effective time of the merger (other than shares of Foundry common stock held by Foundry, Brocade or any wholly-owned subsidiary of Foundry or Brocade) will be converted into the right to receive $16.50 in cash, without interest, or the per share cash amount, upon surrender of the certificate representing such share of Foundry common stock in the manner provided in the amended merger agreement. Upon completion of the merger, each share of Foundry common stock outstanding immediately prior to the effective time and held by Foundry, Brocade or any wholly-owned subsidiary of Foundry or Brocade will be cancelled for no consideration whatsoever.

The per share cash amount will be adjusted to reflect the effect of any stock split or other like change with respect to Foundry common stock occurring (or having a record date) after July 21, 2008 and prior to the effective time of the merger.

Special Dividend

The amended merger agreement provides that Foundry may sell the auction rate securities held by it as of November 7, 2008 on commercially reasonable terms prior to the completion of the merger. The amended merger agreement also provides that Foundry may declare a special dividend on its common stock, which may be conditioned on the completion of the merger, of up to a per share amount determined by dividing (i) the lesser of (a) the net cash proceeds of the sale of such auction rate securities actually received by Foundry prior to the completion of the merger , and (b) $50,000,000, by (ii) the total number of outstanding shares of Foundry common stock as of the record date for the special dividend calculated on a fully diluted basis based on the treasury stock method and assuming a market value for Foundry common stock equal to the sum of $16.50 plus the actual per share amount of the special dividend. The calculation of the fully diluted number of shares of Foundry common stock will exclude the unvested Foundry options and restricted stock units held by Foundry employees whose employment will be terminated as of the date of completion of the merger, after giving effect to any acceleration of vesting of Foundry options or restricted stock units in connection with the merger under any applicable agreements with such employees.

Treatment of Foundry Stock Options, Restricted Stock Units and Restricted Stock

The amended merger agreement provides that, at the effective time of the merger, each outstanding and unexercised option to purchase shares of Foundry common stock that is not terminated at the effective time of the merger as discussed below, whether vested or unvested, will be converted into an option to purchase Brocade common stock and Brocade will, at its option, either assume such option or replace such option by issuing a reasonably equivalent replacement option to purchase Brocade common stock, in either case consistent with the terms of the applicable Foundry equity award plan and the stock option agreement relating to that Foundry option. The number of shares of Brocade common stock subject to each assumed or replaced Foundry option will be determined by multiplying the number of shares of Foundry common stock subject to the original Foundry option immediately prior to the effective time of the merger by conversion ratio, as defined in the amended merger agreement, and rounding the resulting aggregate number down to the nearest whole number of shares of Brocade common stock. The exercise price per share for each assumed or replaced Foundry option will be equal to the exercise price per share of the original Foundry option divided by the conversion ratio, rounded up to the nearest whole cent. Each assumed or replaced Foundry option will be subject to all other terms and conditions that were applicable to the original Foundry option, including the term, exercisability and vesting schedule thereof. As of November 7, 2008, options to purchase approximately 27,441,715 shares of Foundry common stock were outstanding under Foundry’s equity award plans.

Under the amended merger agreement, the “conversion ratio” means the lesser of: (a) the fraction having a numerator equal to the sum of the per share cash amount and the per share amount of the special dividend, which sum we refer to as the conversion per share amount, and having a denominator equal to the average closing price of Brocade common stock over the five consecutive trading days ending on the trading day one day prior to the date the merger is completed, as reported on the NASDAQ Global Select Market, which average is referred to as the average closing Brocade stock price; and (b) the maximum conversion ratio that would enable Brocade to convert Foundry options and restricted stock units, other than those that are terminated at the effective time of the merger, into equity awards of Brocade in accordance with the amended merger agreement and the methodology set forth in the amendment, or the Foundry award conversion methodology, without a vote of Brocade’s stockholders being required under applicable legal requirements. The Foundry award conversion methodology consists of a number of actions that Brocade has agreed to take if and only to the extent required to convert Foundry options and restricted stock units into equity awards of Brocade in accordance with the amended merger agreement without a vote of Brocade’s stockholders being required under applicable legal requirements.

The amended merger agreement provides that each outstanding Foundry restricted stock unit that is not terminated at the effective time of the merger as described below will be converted into a right to be issued Brocade common stock and Brocade will, at its option, either assume such restricted stock unit or replace such restricted stock unit by issuing a reasonably equivalent replacement right to be issued Brocade common stock, in either case consistent with the terms of the applicable Foundry equity award plan and terms of the award agreement relating to such Foundry restricted stock unit. The number of shares of Brocade common stock subject to each assumed or replaced Foundry restricted stock unit will be determined by multiplying the number of shares of Foundry common stock subject to the original Foundry restricted stock unit immediately prior to the effective time of the merger by the conversion ratio, and rounding the resulting aggregate number down to the nearest whole number of shares of Brocade common stock. Each assumed or replaced Foundry restricted stock unit will be subject to all other terms and conditions that were applicable to the original Foundry restricted stock unit, including the vesting schedule thereof. As of November 7, 2008, restricted stock units with respect to approximately 5,040,461 shares of Foundry common stock were outstanding under Foundry’s equity award plans.

The amended merger agreement provides that certain Foundry options and restricted stock units that are outstanding immediately prior to the effective time of the merger, whether or not vested, shall neither be assumed nor replaced by Brocade with a substituted equivalent Brocade award, and shall, as of the effective time, terminate in accordance with the terms of the applicable Foundry equity plan and/or the applicable agreement by which the applicable Foundry award is evidenced, without payment of consideration. Foundry options and restricted stock units that will terminate as of the effective time of the merger include (i) any Foundry option having an exercise price that is greater than or equal to the conversion per share amount and that is (a) held by a Foundry employee whose employment is terminated as of the date of completion of the merger or by a member of the Foundry board of directors, or (b) required not to be assumed or substituted for by Brocade in accordance with the Foundry award conversion methodology, and (ii) any unvested Foundry option or restricted stock unit that is held by a Foundry employee whose employment is terminated as of the date of completion of the merger, after giving effect to any acceleration of Foundry awards provided for under applicable employee contracts.

The amended merger agreement provides that, at the effective time of the merger, certain outstanding and unexercised Foundry options, which we refer to as RSU conversion options, shall neither be assumed nor replaced by Brocade with a substituted equivalent Brocade option, and such Foundry option shall, at the effective time of the merger, terminate in accordance with the terms of the applicable Foundry equity plan and the terms of the stock option agreement by which such Foundry option is evidenced. The amended merger agreement provides that, at the effective time of the merger, Brocade will grant to each holder of a terminated RSU conversion option a fully-vested right to be issued shares of Brocade common stock upon settlement thereof, which we refer to as a replacement right, with such settlement to occur promptly after the completion date of the merger. The number of shares of Brocade common stock subject to such replacement right shall, subject to applicable withholding requirements, be determined by multiplying (i) the number of shares of Foundry common stock that were subject to such terminated RSU conversion option immediately prior to the effective time of the merger, by (ii) the fraction having a numerator equal to the amount by which the conversion per share amount exceeds the exercise price of such terminated RSU conversion option, and having a denominator equal to the average closing Brocade stock price, and rounding the resulting number down to the nearest whole number of shares of Brocade common stock. RSU conversion options, if any, will include only Foundry options that have an exercise price of less than the conversion per share amount and that are required to be replaced with a right to be issued Brocade common stock in accordance with the Foundry award conversion methodology.

Brocade has agreed to file, no later than 15 business days following the effective date of the merger, a registration statement on Form S-8 (or any successor form), if available for use by Brocade, to register the sale of shares of Brocade common stock issuable in connection with the Foundry options and restricted stock units assumed or replaced by Brocade, and to use its reasonable best efforts to cause such registration statement to remain effective until the date on which such options and restricted stock units are no longer outstanding.

Holders of shares of Foundry restricted common stock that are unvested or subject to a repurchase option, risk of forfeiture or other condition under a restricted stock purchase agreement or similar agreement with Foundry will be entitled to receive the same cash amount paid in exchange for shares of Foundry common stock as other Foundry stockholders. However, the amended merger agreement provides that, unless otherwise provided under an applicable restricted stock purchase agreement or other agreement with Foundry, the cash that such holders of Foundry restricted common stock will be entitled to receive in the merger will remain unvested and continue to be subject to the same repurchase option, risk of forfeiture or other condition. Such cash will be held by Brocade and delivered to the former holder of such shares of Foundry restricted common stock when such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates.

Treatment of Rights Under the Foundry Employee Stock Purchase Plan

The merger agreement provides that Brocade will convert each option to purchase shares of Foundry common stock that is outstanding immediately prior to the effective time of the merger under Foundry’s 1999 Employee Stock Purchase Plan (referred to as the Foundry ESPP) into an option to purchase Brocade common stock. Brocade will, at its option, either assume such option or replace such option by issuing a reasonably equivalent replacement option to purchase Brocade common stock, in either case consistent with the terms of the Foundry ESPP and the applicable subscription agreement. The exercise price per share for each such assumed or replaced option will be equal to the lower of (i) 85% of the fair market value of Foundry common stock on the first business day of the applicable offering period under the Foundry ESPP divided by the conversion ratio, and (ii) 85% of the fair market value of Brocade common stock on the last day of the applicable purchase period under the Foundry ESPP, rounded up to the nearest whole cent. The number of shares of Brocade common stock subject to each such assumed or replaced option will, subject to the limitations on the number of shares of Foundry common stock that may be purchased by any participant in any Foundry ESPP purchase period set forth in the Foundry ESPP (as adjusted to reflect the conversion ratio), be determined by dividing the total amount of the funds credited as of the last day of the applicable purchase period under the Foundry ESPP within each participant’s payroll withholding account by the exercise price referred to above, and rounding the resulting number down to the nearest whole number of shares of Brocade common stock. Each such assumed or replaced option will be subject to all other terms and conditions that were applicable to the original option.

Exchange of Foundry Stock Certificates for Merger Consideration

The amended merger agreement provides that as soon as reasonably practicable following completion of the merger, Wells Fargo Shareowner Services, or another institution reasonably satisfactory to Foundry appointed to act as the paying agent for the merger, will mail to each record holder of Foundry common stock a letter of transmittal and instructions for surrendering the record holder’s Foundry stock certificates in exchange for the applicable merger consideration. A holder of Foundry common stock who properly surrenders such holder’s Foundry stock certificate(s) in accordance with the paying agent’s instructions will receive the amount of cash to which such holder is entitled pursuant to the amended merger agreement.

The Foundry stock certificates so surrendered will be canceled. After the effective time of the merger, outstanding Foundry stock certificates that have not been surrendered will represent only the right to receive the amount of cash which the holder thereof is entitled to receive pursuant to the amended merger agreement. Following the completion of the merger, Foundry will not register any transfers of Foundry common stock on its stock transfer books.

Holders of Foundry common stock should not send in their Foundry stock certificates until they receive a letter of transmittal from the paying agent with instructions for the surrender of Foundry stock certificates. In all cases, cash payments will be delivered only in accordance with the procedures set forth in the letter of transmittal.

Lost, Stolen or Destroyed Stock Certificates

If any Foundry stock certificate has been lost, stolen or destroyed, Brocade may, in its discretion and as a condition precedent to the payment of cash in exchange therefor pursuant to the amended merger agreement, require the owner of such certificate to deliver an affidavit claiming that such certificate has been lost, stolen or destroyed and a bond in customary amount as indemnity against any claim that may be made with respect to that certificate against Brocade, Foundry or the paying agent.

Representations and Warranties

The amended merger agreement contains representations and warranties made by Brocade and Falcon Acquisition Sub, Inc. and by Foundry to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties of Foundry contained in the amended merger agreement are qualified by information in a confidential disclosure schedule provided by Foundry to Brocade in connection with the signing of the merger agreement on July 21, 2008. While Foundry does not believe that this disclosure schedule contains information that the securities laws require the parties to publicly disclose other than information that has already been so disclosed, it does contain information that modifies, qualifies and creates exceptions to the representations and warranties of Foundry set forth in the merger agreement dated July 21, 2008. You should not rely on the representations and warranties in the amended merger agreement as characterizations of the actual state of facts about Brocade or Foundry, since they were only made as of July 21, 2008 (and in some cases, November 7, 2008) and, with respect to Foundry’s representations and warranties, are modified in important part by the underlying disclosure schedule. Moreover, certain representations and warranties were used for the purpose of allocating risk between Brocade and Foundry rather than establishing matters as facts. In addition, information concerning the subject matter of the representations and warranties may have changed since the date they were made, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The representations and warranties of Foundry in the amended merger agreement relate to the following subject matters:

•	corporate organization, qualifications to do business, corporate standing and corporate power;

•	ownership of subsidiary capital stock and the absence of certain obligations with respect to the capital stock of any subsidiary;

•	absence of any violation of the charter documents of Foundry or its subsidiaries;

•	capitalization;

•	documents filed with the SEC;

•	disclosure controls and procedures and internal controls over financial reporting;

•	financial statements and off-balance sheet arrangements;

•	compliance with the rules and regulations of NASDAQ and certain Sarbanes-Oxley requirements with respect to Foundry’s auditors;

•	absence of certain changes and events since March 31, 2008;

•	title to assets and leasehold interests;

•	accounts receivable, customers, inventories and cash;

•	real and personal property;

•	intellectual property;

•	material contracts;

•	the effect on material contracts of entering into and completing the transactions contemplated by the amended merger agreement and other matters relating to material contracts and government contracts;

•	absence of certain liabilities;

•	compliance with applicable laws, including export control laws and the Foreign Corrupt Practices Act;

•	possession of and compliance with material permits and other governmental authorizations required for the operation of Foundry’s business;

•	taxes;

•	employee benefit plans and labor relations;

•	environmental matters;

•	insurance;

•	transactions with affiliates;

•	litigation;

•	corporate authorization to enter into and complete the transactions contemplated by the amended merger agreement and the amendment and the enforceability of the amended merger agreement and the amendment against Foundry;

•	approvals by the Foundry board of directors and the inapplicability of the Delaware state anti-takeover statute to the merger;

•	stockholder vote needed to approve the transactions contemplated by the amended merger agreement;

•	absence of any violation of any applicable legal requirements or the charter documents of Foundry and its subsidiaries, or certain other effects, as a result of entering into and completing the transactions contemplated by the amended merger agreement;

•	governmental and regulatory approvals required to complete the merger;

•	brokerage, finder’s or other fees or commissions payable by or on behalf of Foundry or its subsidiaries to brokers, finders or financial advisors in connection with the merger;

•	arrangements with a financial advisors and receipt of fairness opinions;

•	the absence of a material breach by Foundry of its obligations under the merger agreement relating to the debt financing as of November 7, 2008; and

•	the information supplied by Foundry in this revised proxy statement not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

In addition, the amended merger agreement contains representations and warranties of Brocade and Falcon Acquisition Sub, Inc. relating to:

•	corporate organization;

•	corporate authorization to enter into and complete the transactions contemplated by the amended merger agreement and the amendment and the enforceability of the amended merger agreement and the amendment against Brocade;

•	the absence of any vote required on the part of Brocade’s stockholders to authorize the merger;

•	absence of any violation of any applicable legal requirements or the charter documents of Brocade as a result of entering into and completing the transactions contemplated by the amended merger agreement;

•	the financing commitment letter, the credit agreement and the financing of the transactions contemplated by the amended merger agreement;

•	the solvency of Brocade following the merger;

•	the absence of a material breach by Brocade of its obligations under the merger agreement relating to the term loan and the applicable bridge loan as of November 7, 2008; and

•	the information supplied by Brocade in this revised proxy statement not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The representations and warranties contained in the amended merger agreement will not survive the merger, but they form the basis of certain conditions to Brocade’s and Foundry’s obligations to complete the merger.

Covenants of Foundry

Except as contemplated by the amended merger agreement, Foundry has agreed that, until completion of the merger or termination of the amended merger agreement, it will, and in certain cases it will cause its subsidiaries to, take the following actions, among others:

•	provide Brocade and its representatives with reasonable access to its personnel, assets, books, records, tax returns, work papers and other documents;

•	conduct its business and operations in the ordinary course and in accordance with past practices and in compliance with all applicable legal requirements and the requirements of material contracts, and use its reasonable best efforts to:

• preserve intact its current business organization;

• keep available the services of its current officers and employees; and

•	maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and others with which it has business relationships;

•	promptly notify Brocade of any written notice alleging that the consent of any person or entity is required in connection with the transactions contemplated by the amended merger agreement, or of any legal proceeding commenced or threatened against it that relates to any of the transactions contemplated by the amended merger agreement;

•	unless otherwise requested by Brocade, terminate the Foundry bonus vacation program as of the effective time of the merger;

•	give Brocade the opportunity to participate in the defense or settlement of any stockholder litigation against Foundry or its directors or officers relating to the transactions contemplated by the amended merger agreement, and, subject to exceptions relating to certain litigation relating to the merger, refrain from compromising or settling such litigation without Brocade’s prior written consent;

•	promptly prepare and file this revised proxy statement with the SEC and use its reasonable best efforts to have this revised proxy statement cleared by the SEC as promptly as practicable thereafter; and

•	use its reasonable best efforts to obtain the resignation of each officer and director of Foundry and its subsidiaries prior to the completion of the merger.

Under the amended merger agreement, Foundry has also agreed that, until the earlier of the completion of the merger or termination of the amended merger agreement, except as previously disclosed to Brocade in Foundry’s disclosure schedule pursuant to the amended merger agreement and except for the permitted dividend, Foundry will not, and will ensure that its subsidiaries do not, take any of the following actions (unless Brocade consents in writing, which in certain cases may not be unreasonably withheld):

•	declare, set aside or pay dividends or make any other distributions;

•	split, combine or reclassify its capital stock;

•	subject to limited exceptions, purchase, redeem or acquire its capital stock or the capital stock of its subsidiaries;

•	subject to limited exceptions, sell, issue, grant or authorize the sale, issuance or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security, or any instrument convertible into or exchangeable for any capital stock or other security;

•	amend or waive any of its rights under, or accelerate the vesting under, any provision of Foundry’s equity award plans or any provision of any contract evidencing any outstanding stock option or stock-based award, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract, other than any acceleration of vesting that occurs in accordance with contracts existing as of July 21, 2008;

•	amend or permit the adoption of any amendment to its charter documents;

•	effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares or similar transaction;

•	form any subsidiary or acquire any equity interest or other interest in any other entity;

•	make any capital expenditure that, when added to all other capital expenditures during a particular quarter, exceeds the total amount provided for in Foundry’s capital expense budget for such fiscal quarter;

•	other than in the ordinary course of business and consistent with past practices, enter into or become bound by any material contract, as defined in the amended merger agreement, or amend or terminate, or waive or exercise any material right or remedy under, any material contract;

•	grant any exclusive license or right with respect to any intellectual property;

•	other than in the ordinary course of business, enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any contract the effect of which would be to grant to any person or entity following the merger any actual or potential right or license to any intellectual property right belonging to it or to Brocade;

•	enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any contract containing, or otherwise subjecting it to, any non-competition, exclusivity or other material restriction on the operation of its business or Brocade’s business;

•	other than in the ordinary course of business consistent with past practices, enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any contract providing for future purchases of components, supplies or finished goods from any person or entity providing contract manufacturing or other component manufacturing or aggregation services;

•	subject to limited exceptions, acquire, lease or license any right or other asset from any other person or entity or sell or otherwise dispose of, or lease or license, any right or other asset to any other person or entity;

•	subject to limited exceptions, waive or relinquish any material right;

•	other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

•	subject to limited exceptions, make any pledge of any of its material assets or permit any of its material assets to become subject to any encumbrances;

•	permit any of its cash, cash equivalents or short-term investments to become subject to any encumbrance;

•	subject to limited exceptions, lend money to any person or entity, incur or guarantee any indebtedness or obtain or enter into any bond or letter of credit or related contract;

•	subject to limited exceptions, establish, adopt, enter into or amend any employee plan or employee agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or any of its officers or other employees;

•	hire any employee (i) at the level of director with compensation that is inconsistent with Foundry’s compensation guidelines or its past practices, or (ii) at the level of vice president or above;

•	subject to limited exceptions, promote any employee;

•	other than in the ordinary course of business consistent with past practices, materially change any of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies;

•	other than as required by generally accepted accounting principles, materially change any of its methods of accounting or accounting practices in any respect;

•	establish, adopt or amend any of its investment policies, make any investment that is inconsistent with any of its investment policies or make any investment in mortgage-backed securities;

•	other than as required under applicable law, make any material tax election, amend or file a claim for refund with respect to certain tax returns, compromise or settle any legal proceeding with respect to any tax or tax-related matter, enter into or obtain any tax ruling or take any action that would reasonably be expected to have a material and adverse impact on its tax liability;

•	subject to limited exceptions, commence any legal proceeding;

•	permit certain Foundry employees to sell any Foundry common stock on or after November 7, 2008;

•	permit the exercise by members of the board of directors of Foundry and certain Foundry employees of any Foundry options on or after November 7, 2008; or

•	subject to limited exceptions, settle any claim or legal proceeding.

Covenants of Brocade

Except as contemplated by the amended merger agreement, Brocade has agreed that, until completion of the merger or termination of the amended merger agreement, it will take the following actions, among others:

•	cause Falcon Acquisition Sub, Inc. to comply with all of its obligations under the amended merger agreement and not engage in any business that is not related to the merger;

•	subject to certain exceptions, use its reasonable best efforts to obtain the applicable bridge loan on the terms and subject to the conditions described in the financing commitment letter, or if the applicable bridge loan becomes unavailable on the terms and conditions contemplated by the financing commitment letter, use its reasonable best efforts to obtain alternative debt financing on terms not less favorable to Brocade in any material respect than the terms of the financing commitment letter; and

•	subject to certain exceptions, use its reasonable best efforts to cause the proceeds of the term loan to be released to Brocade on the terms and subject to the conditions set forth in the credit agreement, or if the term loan becomes unavailable on the terms and conditions contemplated by the credit agreement, use its reasonable best efforts to obtain alternative term debt financing on terms not less favorable to Brocade in any material respect than the terms of the credit agreement.

Under the amended merger agreement, Brocade has also agreed that it will not, without Foundry’s prior written consent, amend the credit agreement or the financing commitment letter in any manner that would:

•	expand in any material respect, or amend in a manner materially adverse to Brocade, the conditions to the release of the proceeds of the term loan set forth in the credit agreement or the conditions to the funding of the applicable bridge loan set forth in the financing commitment letter;

•	prevent or materially impair or delay the completion of the merger;

•	subject to certain exceptions, reduce the aggregate amount of the term loan and the applicable bridge loan to an amount below the amount needed by Brocade to complete the merger; or

•	to Brocade’s knowledge, materially and adversely impact the ability of Brocade to enforce its rights against the other parties to the credit agreement of the financing commitment letter with respect to the term loan or the applicable bridge loan.

Mutual Covenants

The amended merger agreement contains a number of mutual covenants by Brocade and Foundry, including, among others:

•	Subject to certain exceptions, Brocade and Foundry have agreed to consult with one another before issuing, and to use their reasonable best efforts to agree upon, any press release or otherwise making any other public statements about the merger or related transactions.

•	Brocade and Foundry have each agreed to give prompt notice to the other of any material inaccuracy in any of their respective representations or warranties in the amended merger agreement, of any material breach of any of their respective covenants or obligations in the amended merger agreement, or of any event or circumstance that would make the timely satisfaction of any of the conditions to be satisfied under the amended merger agreement impossible or unlikely. Foundry has also agreed to give Brocade prompt notice of any event or circumstance that has had or would reasonably be expected to have or result in a material adverse effect on Foundry and its subsidiaries, and of any legal proceeding or material claim threatened, commenced or asserted against Foundry or any of its subsidiaries.

•	Brocade and Foundry have agreed to each use its reasonable best efforts to manage its cash, cash equivalents and investment portfolio to meet the merger-related liquidity needs of Brocade and Foundry on the completion date of the merger.

Indemnification and Insurance

The amended merger agreement provides that all rights to exculpation, indemnification and advancement of expenses existing as of July 21, 2008 in favor of the current or former directors or officers of Foundry or its subsidiaries as provided in their charter documents or in any indemnification agreement between any such person and Foundry or any of its subsidiaries will survive the merger and continue in full force and effect, but only to the extent such rights to exculpation, indemnification and advancement of expenses are available under and are consistent with Delaware law. The amended merger agreement further provides that for a period of six years from the effective time of the merger (or until such later time as any action or claim that is pending or asserted during such six-year period is resolved), Brocade will cause Foundry, as the surviving corporation in the merger, to maintain in effect the exculpation, indemnification and advancement of expenses provisions contained in Foundry’s charter documents as in effect as of July 21, 2008 or in any indemnification agreement with any current or former director or officer of Foundry or any of its subsidiaries, and will not amend, repeal or otherwise modify them in any manner that would adversely affect the rights of any such persons thereunder.

The amended merger agreement further provides that Brocade will cause Foundry, as the surviving corporation in the merger, to the fullest extent permitted by law, to indemnify and hold harmless each current or former director or officer of Foundry or any of its subsidiaries against any costs or expenses (including the advancement of attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim or action arising out of, relating to or in connection with any action or omission of any such person occurring or alleged to have occurred prior to the effective time of the merger in connection with such person serving as officer or director of Foundry or any of its subsidiaries. However, such indemnification will only be provided if and to the same extent such persons are entitled as of July 21, 2008 to be indemnified by (or have the right to advancement of expenses from) Foundry or any of its subsidiaries pursuant to its charter documents or under existing indemnification agreements between such persons and Foundry or any of its subsidiaries.

The amended merger agreement provides that, prior to the effective time of the merger, Foundry will purchase a six-year “tail” policy to extend Foundry’s existing director and officer insurance for an amount not to exceed 300% of the annual premium paid by Foundry in 2007 for such existing director and officer insurance coverage (or, if such “tail” policy is not available for less than such amount, Foundry will purchase as much coverage as is available for such amount). Brocade has agreed to cause the “tail” policy to be maintained in full force and effect for its full term, and to cause Foundry to honor all obligations thereunder. In the event that any of the carriers issuing or reinsuring the “tail” policy become unable to satisfy its financial obligations thereunder at any time during the aforementioned six-year period, Brocade has agreed to replace the “tail” policy with another prepaid “tail” policy providing substantially equivalent benefits and coverage levels as the original “tail” policy, with a term extending for the remainder of such six-year period. However, to obtain any new “tail” policy, Brocade will not be obligated to pay any amount that, when added to the premium paid by Foundry for the original “tail” policy and any premiums paid by Brocade for any other new “tail” policies, exceeds 300% of the annual premium paid by Foundry in 2007 for its existing insurance coverage.

The amended merger agreement provides that Brocade will guaranty and stand surety for, and will cause Foundry and its subsidiaries to honor each of the above covenants and will pay all expenses incurred by any current or former director or officer of Foundry or any of its subsidiaries to enforce the above covenants.

Employee Benefits

The amended merger agreement provides that Brocade will, for a period of at least one year following the merger, either continue Foundry’s benefit plans or, subject to certain limitations, allow Foundry employees who continue employment with Brocade to participate in Brocade’s benefit plans on terms no less favorable than those provided to similarly situated Brocade employees, or a combination of both. For purposes of determining eligibility to participate, level of benefits, vesting and vacation, sick and personal time off (but not for purposes of benefit accrual) under a benefit plan of Brocade, subject to certain limitations, Brocade will provide service credit for a continuing Foundry employee’s period of service with Foundry or its subsidiaries, except to the extent that such credit would result in a duplication of benefits, compensation, incentive or result in an increase in the level of benefits beyond which a similarly situated employee of Brocade would be entitled. In addition, subject to certain limitations, Brocade will use its reasonable best efforts to cause any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plan of Brocade to be waived and will use its reasonable best efforts to provide credit for any co-payments and deductibles paid by the continuing Foundry employees prior to the completion of the merger for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under such plan that may apply after the completion of the merger. Finally, the amended merger agreement provides that if Brocade decides to terminate a flexible spending account for medical or dependent care expenses under a Foundry benefit plan and any continuing Foundry employee has a positive balance thereunder, then Brocade will use its reasonable best efforts to cause any flexible spending account for medical or dependent care expenses under a Brocade benefit plan to assume such positive balances.

Foundry has agreed that, unless otherwise requested by Brocade at least five days prior to the completion of the merger, it will terminate its bonus vacation program no later than one day prior to the completion of the merger. In the event that Foundry is required to terminate the bonus vacation program, Foundry will, effective upon termination, award each employee eligible to earn a bonus vacation the prorated number of bonus vacation days or partial days that, when compared with the full award of ten days, corresponds to the proportion that the number of days of service performed by such employee bears toward the four-year period required to earn a final vacation bonus award.

After completion of the merger, Brocade has agreed to honor Foundry’s Executive Incentive Plan and, for purposes of determining the amount that may be earned by a participant in such plan, to deem that Foundry achieved at least 100% of its existing performance goals thereunder and that each such participant achieved 100% of his or her existing individual performance goals thereunder.

The amended merger agreement provides that nothing provided for therein creates a right in any Foundry employee to employment with Brocade or any other subsidiary of Brocade. In addition, no Foundry employee will be deemed to be a third party beneficiary of the amended merger agreement, except for officers and directors of Foundry to the extent of their respective rights with respect to the maintenance of indemnification rights and directors’ and officers’ liability insurance coverage. See the section entitled “Agreements Related to the Merger — The Amended Merger Agreement — Indemnification and Insurance” beginning on page 70 of this revised proxy statement.

Foundry has agreed that it would not communicate to Foundry employees regarding employment following the completion of the merger, including with respect to compensation and employee benefits, without the prior written consent of Brocade (such consent not to be unreasonably withheld).

Regulatory Approvals

Each of Brocade, Falcon Acquisition Sub, Inc. and Foundry has agreed to use its reasonable best efforts to make all filings and submissions required by any governmental body in connection with the merger and the other transactions contemplated by the amended merger agreement as soon as practicable after July 21, 2008, including the following:

•	the notification and report forms required under the HSR Act as well as any notification or other document required to be filed in connection with the merger under any other applicable foreign legal requirement relating to antitrust or competition matters; and

•	any notification or report required by the National Industrial Security Program Operating Manual for facility and personnel security clearances, and any related Department of Energy regulations.

Brocade and Foundry also agreed to respond as promptly as practicable to inquiries or requests from the FTC or the DOJ or any state attorney general, foreign antitrust or competition authority or other governmental body in connection with antitrust or competition matters.

In addition, Brocade and Foundry agreed to provide the other with a copy of each proposed filing with or submissions to any governmental body in connection with the transactions contemplated by the amended merger agreement and provide the other an opportunity to review and comment on such filings or submissions. Foundry also agreed to divest, sell or take any other action with respect to any of its business, product lines or assets, or its subsidiaries’ businesses, product lines or assets, provided that such action is conditioned upon the completion of the merger.

Subject to the provisions of the amended merger agreement and upon the terms set forth in the amended merger agreement, each of Brocade and Foundry has agreed to use its reasonable best efforts to take, or cause to be taken, all actions necessary to complete the merger and the other transactions contemplated by the amended merger agreement, including using reasonable best efforts to:

•	obtain each consent, approval, ratification, permission, waiver or authorization required to be obtained in connection with the merger, whether pursuant to applicable legal requirements, contracts or otherwise; and

•	lift any restraint, injunction or other legal bar to the merger or any of the other transactions contemplated by the amended merger agreement.

However, Brocade and Foundry agreed that nothing contained in the amended merger agreement will require Brocade or Falcon Acquisition Sub, Inc. to take any of the following actions, if Brocade determines in good faith that doing so would reasonably be expected to materially affect the business or interests of Brocade, Foundry or any of their respective subsidiaries in any way:

•	dispose of or transfer or cause any of its subsidiaries to dispose of or transfer any assets, or commit to cause Foundry or any of its subsidiaries to dispose of or transfer any assets;

•	discontinue or cause any of its subsidiaries to discontinue offering any product or service, or commit to cause Foundry or any of its subsidiaries to discontinue offering any product or service;

•	license or cause any of its subsidiaries to license to any person or entity any intellectual property or intellectual property right, or commit to cause Foundry or any of its subsidiaries to license to any person or entity any intellectual property or intellectual property right;

•	hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the completion of the merger), or commit to cause Foundry or any of its subsidiaries to hold separate any assets or operations;

•	make or cause any of its subsidiaries to make any commitment, or commit to cause Foundry or any of its subsidiaries to make any commitment, regarding its future operations or the future operations of Foundry or any of its subsidiaries; or

•	contest any legal proceeding or any order, writ, injunction or decree relating to the merger or any of the other transactions contemplated by the amended merger agreement.

Material Adverse Effect

Several of the representations, warranties, conditions and termination provisions in the amended merger agreement use the phrase “material adverse effect.” The amended merger agreement provides that “material adverse effect” means any effect, change, claim, event or circumstance that, considered together with other effects, changes, claims, events and circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on, (i) the business, financial condition, cash position, liquid assets, capitalization or results of operations of Foundry and its subsidiaries taken as a whole, (ii) the ability of Foundry to complete the merger or any of the other transactions contemplated by the amended merger agreement or to perform any of its covenants or obligations under the amended merger agreement, or (iii) Brocade’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to any shares of the stock of Foundry. However, a material adverse effect will not include:

•	effects resulting from:

•	changes since July 21, 2008 in general economic or political conditions or the securities, credit or financial markets worldwide, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	changes since July 21, 2008 in conditions generally affecting the industry in which Foundry and its subsidiaries operate, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	changes since July 21, 2008 in generally accepted accounting principles or the interpretation thereof, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	changes since July 21, 2008 in legal requirements, which changes do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	any acts of terrorism or war since July 21, 2008, which acts do not have a materially disproportionate impact on Foundry and its subsidiaries, taken as a whole, relative to other companies in the industry in which Foundry and its subsidiaries operate,

•	any stockholder class action or derivative litigation commenced against Foundry after July 21, 2008 and arising from allegations of breach of fiduciary duty by Foundry’s directors or from allegations of false or misleading public disclosure with respect to the amended merger agreement, provided that any effect, change, claim, event or circumstance underlying, causing or contributing to any such class action or derivative litigation may constitute, and shall be taken into account in determining whether there has been or would be, a material adverse effect, or

•	the termination since July 21, 2008 of certain specified agreements of Foundry pursuant to their terms;

•	any adverse impact on Foundry’s relationships with its employees, customers and suppliers that Foundry conclusively demonstrates is directly and exclusively attributable to the announcement and pendency of the merger; or

•	any failure after July 21, 2008 to meet internal projections or forecasts for any period, provided that any effect, change, claim, event or circumstance underlying, causing or contributing to any such failure may constitute, and shall be taken into account in determining whether there has been or would be, a material adverse effect.

Conditions to Completion of the Merger

The amended merger agreement provides that the obligations of Brocade and Falcon Acquisition Sub, Inc. to effect the merger and complete the other transactions contemplated by the amended merger agreement are subject to the satisfaction of each of the following conditions at or prior to the completion of the merger:

•	the accuracy in all material respects, as of July 21, 2008 and as of the effective date of the merger, of certain specified representations and warranties made by Foundry in the amended merger agreement, including certain representations and warranties relating to capitalization and those relating to authorization to enter into the amended merger agreement, inapplicability of state anti-takeover statutes, the binding nature of the amended merger agreement and the stockholder vote required to approve the merger;

•	the accuracy, as of July 21, 2008 and as of the effective date of the merger, of the remaining representations and warranties made by Foundry in the amended merger agreement (or, in the case of any representation and warranty made as of a specific date, as of such specific date), disregarding all materiality qualifications limiting the scope of such representations and warranties and all inaccuracies in such representations and warranties if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on Foundry and its subsidiaries;

•	Foundry shall have in all material respects performed or complied with all covenants and obligations required by the amended merger agreement to be performed or complied with by it at or prior to the completion of the merger;

•	the amended merger agreement shall have been adopted by a majority of the outstanding shares of Foundry common stock, and holders of less than 20% in the aggregate of the outstanding shares of Foundry common stock shall have perfected, or shall otherwise continue to have, appraisal rights under applicable law;

•	the noncompetition and non-solicitation agreement entered into on July 21, 2008 between Mr. Johnson and Brocade shall be in full force and effect;

•	Foundry’s chief executive officer and chief financial officer shall have delivered to Brocade a certificate confirming that certain conditions have been duly satisfied;

•	there shall not have been any material adverse effect on Foundry and its subsidiaries since July 21, 2008;

•	the waiting period under the HSR Act with respect to the merger shall have expired or shall have been terminated and there shall not be in effect any voluntary agreement between Brocade or Foundry and the FTC or the DOJ pursuant to which Brocade or Foundry has agreed not to complete the merger for any period of time;

•	any waiting period applicable to the completion of the merger under any applicable foreign antitrust or competition law or regulation or under any other foreign legal requirement shall have expired or been terminated, except where the failure of any particular waiting period to have expired or to have been terminated prior to the effective time of the merger would not reasonably be expected to materially affect the business of Brocade, Foundry or any of Foundry’s subsidiaries in any adverse way;

•	any governmental authorization or other consent or approval required to be obtained under any applicable antitrust or competition law or regulation or under any other legal requirement shall have been obtained and shall remain in full force and effect (except where the failure to have obtained a particular consent or approval prior to the effective time of the merger would not reasonably be expected to materially affect the business of Brocade, Foundry or any of Foundry’s subsidiaries in any adverse way), and no such governmental authorization or other consent or approval shall require, contain or contemplate any term, limitation, condition or restriction that Brocade determines in good faith to be materially burdensome;

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger shall have been issued by any court of competent jurisdiction or other governmental body and remain in effect and no legal requirement shall have been enacted or deemed applicable to the merger that makes the completion of the merger illegal;

•	there shall not be pending any legal proceeding in which a governmental body is a party, and neither Brocade nor Foundry shall have received any written communication from any governmental body in which such governmental body indicates a material likelihood of commencing any legal proceeding or taking any other action:

•	challenging or seeking to restrain or prohibit the completion of the merger or any of the other transactions contemplated by the amended merger agreement,

•	relating to the merger or any of the other transactions contemplated by the amended merger agreement and seeking damages or other relief that may be material to Brocade or to Foundry and its subsidiaries,

•	seeking to prohibit or limit in any material respect Brocade’s ability to vote or otherwise exercise ownership rights with respect to the stock of Foundry,

•	that could materially and adversely affect Brocade’s rights to own any material assets or operate the business of Foundry or any of its subsidiaries,

•	seeking to compel Brocade, Foundry or any of their respective subsidiaries to dispose of or hold separate any material assets as a result of the merger, or

•	seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on Foundry or any of its subsidiaries;

•	Foundry shall have filed all statements, reports, schedules, forms and other documents required to be filed with the SEC since the July 21, 2008;

•	since July 21, 2008:

•	neither Foundry nor its board of directors or any committee of its board of directors shall have determined or shall have otherwise concluded that any financial statements of Foundry included or required to be included in any report or other document filed with the SEC should no longer be relied upon because of an error in such financial statements;

•	Foundry’s independent accountant shall not have withdrawn or stated its intention to withdraw its opinion with respect to any financial statements of Foundry; and

•	there shall have been no restatement or proposed restatement of any financial statements of Foundry (except for any restatement that has been completed, publicly announced and fully and properly reflected in reports and other documents filed with the SEC with the express consent of Foundry’s independent accountant); and

•	the sum of the aggregate amount of unrestricted cash held by Foundry in the United States and the liquidation value of the cash equivalents held by Foundry in the United States shall exceed the lesser of (i) of $800 million, and (ii) the dollar amount necessary to enable the combined company to have at least $250 million less certain fees paid in connection with the term loan (or $200 million less certain fees paid in connection with the term loan if Brocade has paid all amounts due under its existing stock option litigation prior to the effective time of the merger) in consolidated unrestricted cash and cash equivalents (excluding auction rate securities) available for general corporate purposes in the United States on the completion date of the merger, assuming the repatriation of cash and cash equivalents of foreign subsidiaries and after taking into account the tax consequences of such repatriation.

In addition, the amended merger agreement provides that the obligations of Foundry to effect the merger and complete the other transactions contemplated by the amended merger agreement are subject to the satisfaction of the following conditions at or prior to the completion of the merger:

•	the accuracy in all material respects, as of July 21, 2008 and as of the effective date of the merger, of the representations and warranties made by Brocade and Falcon Acquisition Sub, Inc. in the amended merger agreement, except where the failure of such representations and warranties to be accurate in all material respects would not reasonably be expected to have a material adverse effect on the ability of Brocade to complete the merger, disregarding all materiality qualifications limiting the scope of such representations and warranties;

•	Brocade and Falcon Acquisition Sub, Inc. have in all material respects performed or complied with all covenants and obligations required by the amended merger agreement to be performed or complied with by them at or prior to the completion of the merger, except where the failure to comply with or perform such covenants and obligations in all material respects would not reasonably be expected to have a material adverse effect on the ability of Brocade to complete the merger;

•	the amended merger agreement shall have been adopted by holders of a majority of the outstanding shares of Foundry common stock;

•	Foundry shall have received a certificate from Brocade confirming that certain conditions have been duly satisfied;

•	the waiting period under the HSR Act with respect to the merger shall have expired or shall have been terminated and there shall not be in effect any voluntary agreement between Brocade and the FTC or the DOJ pursuant to which Brocade has agreed not to complete the merger for any period of time; and

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the completion of the merger shall have been issued by any United States court of competent jurisdiction or other United States governmental body and remain in effect and no United States legal requirement shall have been enacted or deemed applicable to the merger that makes the completion of the merger illegal.

Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals

The amended merger agreement contains provisions prohibiting Foundry from seeking or entering into an alternative transaction to the merger. Under these provisions, subject to the specific exceptions described below, Foundry has agreed that, from July 21, 2008 until the earlier of the termination of the amended merger agreement or the effective time of the merger, it will not, directly or indirectly (and it will ensure that its subsidiaries do not and the respective representatives of Foundry and its subsidiaries do not, directly or indirectly):

•	solicit, initiate, knowingly encourage, induce or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry, each as defined in the amended merger agreement;

•	furnish any nonpublic information regarding Foundry or any of its subsidiaries to any person or entity in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person or entity with respect to any acquisition proposal or acquisition inquiry, except to disclose the existence and terms of the applicable provisions of the amended merger agreement;

•	approve, endorse or recommend any acquisition proposal or acquisition inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction, as defined in the amended merger agreement.

However, the amended merger agreement provides that (i) the restrictions described above on Foundry soliciting, discussing, negotiating or furnishing information in connection with acquisition inquiries or acquisition proposals would not apply during the period commencing on November 7, 2008 and ending on November 21, 2008, and (ii) if, during that period, Foundry receives an acquisition proposal that constitutes or is reasonably likely to lead to a superior proposal, as defined in the amended merger agreement, then Foundry may continue to discuss such acquisition proposal with the person or entity that made such acquisition proposal.

Under the amended merger agreement, an “acquisition inquiry” is an inquiry, indication of interest or request for nonpublic information (other than those made or submitted by Brocade) that would reasonably be expected to lead to an acquisition proposal, and an “acquisition proposal” is any offer or proposal (other than those made or submitted by Brocade) relating to any acquisition transaction.

Under the amended merger agreement, an “acquisition transaction” is any transaction or series of transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction in which Foundry or any of its subsidiaries is a constituent corporation, in which a person or entity or “group” (as defined in the Exchange Act and the rules thereunder) of persons or entities directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry or any of its subsidiaries, or in which Foundry or any of its subsidiaries issues securities representing more than 15% of the outstanding securities of any class of voting securities of Foundry or any of its subsidiaries;

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of Foundry and its subsidiaries; or

•	any liquidation or dissolution of Foundry or any of its subsidiaries.

However, if, prior to the adoption of the amended merger agreement by the Foundry stockholders, Foundry receives an unsolicited, bona fide, written acquisition proposal that is not withdrawn, then Foundry may:

•	furnish nonpublic information to the person or entity making such acquisition proposal, provided that prior to furnishing such information, Foundry gives Brocade written notice that it is doing so and Foundry enters into a confidentiality agreement with such person or entity containing customary limitations and with terms at least as restrictive as the confidentiality agreement in place between Brocade and Foundry, and contemporaneously with furnishing such information to such person, Foundry furnishes it to Brocade (to the extent not previously furnished to Brocade); and

•	engage in negotiations with the person or entity making such acquisition proposal with respect thereto, provided that Foundry gives Brocade prior written notice of its intention to engage in negotiations with such person or entity;

but only if:

•	none of Foundry, any of its subsidiaries or any their respective representatives has breached or taken any action inconsistent with any of the obligations described in the section entitled “Agreements Related to the Merger — The Amended Merger Agreement — Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals” in connection with such acquisition proposal;

•	the Foundry board of directors has in good faith concluded, following receipt of advice from its outside legal counsel and its financial advisor, that such acquisition proposal is, or is reasonably likely to lead to, a superior offer, as defined in the amended merger agreement; and

•	Foundry’s board of directors has concluded in good faith, following receipt of advice from its outside legal counsel and its financial advisor, that failure to take such action would be reasonably likely to constitute a breach of its fiduciary obligations under applicable legal requirements.

Under the amended merger agreement, the term “superior offer” means an unsolicited, bona fide, written offer that:

•	is made by a third party to acquire, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, either all or substantially all of the assets of Foundry and its subsidiaries, taken as a whole, or all or substantially all of the outstanding voting securities of Foundry;

•	if accepted and if the transaction contemplated by such offer were completed, would result in the stockholders of Foundry immediately preceding such transaction holding less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof;

•	was not obtained or made as a direct or indirect result of a breach by Foundry of the amended merger agreement, the confidentiality agreement between Foundry and Brocade or any “standstill” or similar agreement under which Foundry or any of its subsidiaries has or had any rights or obligations;

•	is on terms and conditions that the board of directors of Foundry has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of such offer (including the timing and likelihood of completion of the transaction contemplated by such offer) and the person or entity making such offer, to be more favorable, from a financial point of view, to Foundry’s stockholders (in their capacities as stockholders) than the terms of the merger; and

•	contemplates a transaction that is reasonably capable of being completed.

Under the amended merger agreement, Foundry agreed to immediately cease and cause to be terminated any existing discussions with any third party that relate to any acquisition proposal or acquisition inquiry.

Foundry has agreed to promptly advise Brocade, within 24 hours after receipt of any acquisition proposal or acquisition inquiry, orally and in writing of any acquisition proposal or acquisition inquiry, including the identity of the person or entity making or submitting such acquisition proposal or acquisition inquiry and the terms thereof. The amended merger agreement provides that Foundry must keep Brocade fully informed with respect to the status of the acquisition proposal or acquisition inquiry and the status and terms of any modifications or proposed modifications thereto. Foundry has also agreed not to enter into any confidentiality agreement after July 21, 2008 that prohibits Foundry from providing this information to Brocade.

Under the amended merger agreement, Foundry has agreed not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no-hire, “standstill” or similar agreement to which Foundry or any of its subsidiaries is a party or under which Foundry or any of its subsidiaries has any rights and to use its reasonable best efforts to enforce such agreements at the request of Brocade.

Special Meeting of Foundry Stockholders; Obligation of the Foundry Board of Directors to Recommend the Adoption of the Amended Merger Agreement

Foundry has agreed to take all action necessary to call, give notice of and, as promptly as practicable after November 7, 2008 (but in no event later than 22 business days after the date any comments by the SEC to this revised proxy statement have been resolved), hold a meeting of its stockholders to vote upon the adoption of the amended merger agreement. However, if on the scheduled date for the special meeting of Foundry stockholders, Foundry has not received proxies representing a sufficient number of shares of Foundry common stock to adopt the amended merger agreement, whether or not a quorum is present, the amended merger agreement provides that Foundry will cause the meeting to be postponed or adjourned to a date that is the sooner of 20 business days after the original meeting date and two business days prior to December 31, 2008, or to such other date as Brocade and Foundry may mutually determine.

Foundry has agreed to include a statement in this revised proxy statement to the effect that the Foundry board of directors has unanimously determined that the merger and the amended merger agreement are advisable and unanimously recommends that Foundry’s stockholders vote to adopt the amended merger agreement at the special meeting of Foundry stockholders, such determination and recommendation being referred to as the Foundry board recommendation. The amended merger agreement provides that the Foundry board of directors may not withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade except in certain circumstances (and Foundry has agreed that the Foundry board recommendation will be deemed to have been modified in a manner adverse to Brocade if it is no longer unanimous). However, this provision does not preclude Foundry from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, provided that it may not withdraw the Foundry board recommendation or modify the Foundry board recommendation in an manner adverse to Brocade except in the circumstances described below.

The amended merger agreement provides that the Foundry board of directors is entitled to withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade if certain conditions, including the following, are satisfied:

•	if an unsolicited, bona fide, written offer to purchase all of the outstanding shares of Foundry common stock is made to Foundry and is not withdrawn and:

•	such offer was not obtained or made as a direct or indirect result of a material breach by Foundry or any of its subsidiaries of (or any action inconsistent with) the amended merger agreement, the confidentiality agreement in place between Foundry and Brocade or any “standstill” or similar agreement under which Foundry or any of its subsidiaries has any rights or obligations;

•	Foundry satisfies certain notice requirements and delivers certain information to Brocade;

•	the Foundry board of directors determines in good faith, after obtaining and taking into account the advice of its financial advisor, that such offer constitutes a superior offer;

•	the Foundry board of directors determines in good faith, after obtaining and taking into account the advice of Foundry’s outside legal counsel, that, in light of such superior offer, the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	the Foundry board of directors does not withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade within five business days after Brocade receives notice from Foundry confirming that the Foundry board of directors has determined that such offer constitutes a superior offer and that the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	during such five business day period, if requested by Brocade, Foundry engages in good faith negotiations with Brocade to amend the amended merger agreement in such a manner that no withdrawal or modification to the Foundry board recommendation is legally required as a result of such offer; and

•	at the end of such five business day period, such offer has not been withdrawn and continues to constitute a superior offer and the failure to withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade would continue to be reasonably likely to constitute a breach of the fiduciary obligations of the Foundry board of directors to Foundry’s stockholders under applicable legal requirements in light of such superior offer (taking into account any changes to the terms of the amended merger agreement proposed by Brocade as a result of the negotiations described above); or

•	if a material development or material change in circumstances occurs or arises after July 21, 2008 that relates to Foundry and its subsidiaries but does not relate to any acquisition proposal, such development or change in circumstances being referred to as an intervening event, and:

•	none of Foundry, any subsidiary of Foundry or any of their respective representatives had knowledge, as of July 21, 2008, that such intervening event was reasonably likely to occur or arise after July 21, 2008;

•	Foundry satisfies certain notice requirements and delivers certain information to Brocade;

•	the Foundry board of directors determines in good faith, after obtaining and taking into account the advice of its outside legal counsel, that, in light of such intervening event, the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	the Foundry board of directors does not withdraw the Foundry board recommendation or modify the Foundry board recommendation in a manner adverse to Brocade within five business days after Brocade receives notice from Foundry confirming that the Foundry board of directors has determined that the failure to so withdraw or modify the Foundry board recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to Foundry’s stockholders under applicable legal requirements;

•	during such five business day period, if requested by Brocade, Foundry engages in good faith negotiations with Brocade to amend the amended merger agreement in such a manner that no withdrawal or modification to the Foundry board recommendation is legally required as a result of such intervening event; and

•	at the end of such five business day period, the failure to withdraw or modify the Foundry board recommendation would still be reasonably likely to constitute a breach of the fiduciary obligations of the Foundry board of directors to Foundry’s stockholders under applicable legal requirements in light of such intervening event (taking into account any changes to the terms of the amended merger agreement proposed by Brocade as a result of the negotiations described above).

Brocade and Foundry have agreed that the obligation of Foundry to call, give notice of and hold a special stockholders meeting pursuant to the amended merger agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any superior offer or other acquisition proposal, by any intervening event or by any withdrawal or modification of the Foundry board recommendation.

Termination of the Amended Merger Agreement

The amended merger agreement provides that it may be terminated at any time prior to completion of the merger, whether before or after adoption of the amended merger agreement by the Foundry stockholders:

•	by mutual written consent of Brocade and Foundry;

•	by either Brocade or Foundry in the event the merger is not completed by December 31, 2008, except that a party will not be permitted to terminate the amended merger agreement pursuant to this provision if the failure to complete the merger by such date results from a failure on the part of such party to perform in any material respect any covenant or obligation of such party contained in the amended merger agreement and required to be performed prior to the effective time of the merger, provided however that, if the merger is not completed by December 31, 2008 as a result of a financing failure, as defined in the merger agreement, then, notwithstanding the foregoing, Brocade may terminate the amended merger agreement pursuant to this provision (this termination provision being referred to as the end date termination provision);

•	by either Brocade or Foundry in the event a United States court of competent jurisdiction or other United States governmental body has issued a final and nonappealable order, or has taken any other action, having the effect of permanently restraining, enjoining or prohibiting the merger;

•	by either Brocade or Foundry in the event that the proposal for the adoption of the amended merger agreement fails to receive the requisite affirmative vote at the special meeting of Foundry’s stockholders or at any adjournment or postponement of such meeting, except that a party will not be permitted to terminate the amended merger agreement pursuant to this provision where the failure to obtain the required stockholder approval results from a failure on the part of such party to perform in any material respect any covenant or obligation in the amended merger agreement that is required to be performed by such party prior to the effective time of the merger (this termination provision being referred to as the stockholder vote termination provision);

•	by Brocade, at any time prior to the adoption of the amended merger agreement by Foundry’s stockholders by the required stockholder vote, if any of the following events has occurred (which events are referred to as triggering events) (this termination provision being referred to as the triggering event termination provision):

•	the Foundry board of directors shall have failed to recommend the adoption of the amended merger agreement to Foundry’s stockholders, or shall have withdrawn the Foundry board recommendation or modified the Foundry board recommendation in a manner adverse to Brocade;

•	Foundry shall have failed to include in this revised proxy statement, or shall have amended this revised proxy statement to exclude, the Foundry board recommendation;

•	the Foundry board of directors fails to reaffirm the Foundry board recommendation (publicly if requested by Brocade) within 10 business days after Brocade requests a reaffirmation in writing under certain circumstances;

•	the Foundry board of directors shall have approved, endorsed or recommended any acquisition proposal;

•	Foundry shall have entered into any letter of intent or similar document or contract relating to any acquisition proposal;

•	a tender or exchange offer relating to securities of Foundry shall have been commenced and Foundry shall not have sent to its securityholders, within 10 business days, a statement disclosing that Foundry recommends rejection of the tender or exchange offer; or

•	Foundry, any subsidiary of Foundry or any of their respective representatives shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions described in the section entitled “Agreements Related to the Merger — The Amended Merger Agreement — Limitation on the Solicitation, Negotiation and Discussion by Foundry of Other Acquisition Proposals” beginning on page 77 of this revised proxy statement;

•	by Foundry in the event that: (i) any representation or warranty of Brocade is inaccurate as of July 21, 2008, or becomes inaccurate as of a date subsequent to July 21, 2008, in either case such that the applicable condition to completion of the merger regarding the accuracy of Brocade’s representations and warranties would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of July 21, 2008 or as of any subsequent date, all materiality qualifications limiting the scope of such representations and warranties will be disregarded), or (ii) Brocade breaches any of its covenants or obligations set forth in the amended merger agreement such that the applicable condition to completion of the amended merger agreement regarding the performance of Brocade’s covenants would not be satisfied, provided that:

•	if the breach or inaccuracy is curable by Brocade by December 31, 2008 and Brocade continues to use its reasonable best efforts to cure the breach or inaccuracy, then Foundry may not terminate the amended merger agreement pursuant to this provision on account of such breach or inaccuracy unless such breach or inaccuracy remains uncured for 30 days after Foundry notifies Brocade of the breach or inaccuracy, and

•	except in the case of a willful breach by Brocade, as defined in the amended merger agreement, Foundry will not have the right to terminate the amended merger agreement pursuant to this provision by reason of any inaccuracy in any representation or warranty of Brocade relating to the debt financing or the credit agreement or any breach of any covenant or obligation of Brocade relating to the term loan or the applicable bridge financing (this termination referred to as the Brocade breach termination provision);

•	by Brocade in the event that: (i) any representation or warranty of Foundry is inaccurate as of July 21, 2008, or becomes inaccurate as of a date subsequent to July 21, 2008, in either case such that the applicable condition to completion of the merger regarding the accuracy of Foundry’s representations and warranties would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of July 21, 2008 or as of any subsequent date: (a) all company material adverse effect, as defined in the amended merger agreement, and other materiality qualifications limiting the scope of such representations and warranties will be disregarded; and (b) any update of or modification to Foundry’s disclosure schedule made or purported to have been made on or after July 21, 2008 will be disregarded), (ii) Foundry breaches any of its covenants or obligations set forth in the amended merger agreement such that the applicable condition to completion of the amended merger agreement regarding the performance of Foundry’s covenants would not be satisfied, or (iii) there has been a material adverse effect on Foundry and its subsidiaries since July 21, 2008, provided that, for purposes of clauses (i) and (ii) above, if the inaccuracy or breach is curable by Foundry by December 31, 2008 and Foundry continues to exercise its reasonable best efforts to cure the breach or inaccuracy, then Brocade may not terminate the amended merger agreement pursuant to this provision on account of such breach or inaccuracy unless such breach or inaccuracy remains uncured for 30 days after Brocade notifies Foundry of the breach or inaccuracy; or

•	by Foundry after the designated completion date, as defined in the amended merger agreement, if the merger shall not have been completed by the designated completion date, at the time of the termination of the amended merger agreement each of the conditions to completion of the merger set forth in the amended merger agreement shall be satisfied or shall have been waived (other than certain conditions that by their nature are to be satisfied on the completion date), and at the time of the termination of the amended merger agreement there exists an uncured financing failure, as defined in the amended merger agreement, that resulted in the completion of the merger not occurring on the designated completion date (this termination provision being referred to as the financing failure termination provision).

Expenses and Termination Fees

The amended merger agreement provides that, subject to limited exceptions, all fees and expenses incurred in connection with the amended merger agreement and the merger will be paid by the party incurring such expenses.

The amended merger agreement provides that Foundry will be required to pay Brocade a termination fee in the following circumstances:

•	Foundry must pay Brocade a termination fee of $85 million if (i) the amended merger agreement is terminated by Foundry or Brocade pursuant to the stockholder vote termination provision, (ii) prior to the adoption of the amended merger agreement by the Foundry stockholders an acquisition proposal shall have been publicly disclosed or publicly made and is not publicly withdrawn on or before the fifth business day prior to the date of the Foundry special meeting, and (iii) on or prior to the first anniversary of the termination of the amended merger agreement, Foundry either completes a specified acquisition transaction, as defined in the amended merger agreement, or enters into a definitive agreement providing for a specified acquisition transaction that is subsequently completed (or any other specified acquisition transaction is subsequently completed among the parties to such definitive agreement or any of such parties’ affiliates);

•	Foundry must pay Brocade a termination fee of $85 million if (i) the amended merger agreement is terminated by either Foundry or Brocade under the end date termination provision, (ii) the conditions relating to the expiration or termination of the waiting period under the HSR Act were satisfied as of the date of termination, (iii) an acquisition proposal shall have been disclosed or made prior to the date of termination, (iv) a final vote on the adoption of the amended merger agreement by Foundry’s stockholders shall not have taken place, and (v) on or prior to the first anniversary of the termination of the amended merger agreement, Foundry either completes a specified acquisition transaction or enters into a definitive agreement relating to a specified acquisition transaction that is subsequently completed (or any specified acquisition transaction is subsequently completed among the parties to such definitive agreement or any of such parties’ affiliates); and

•	Foundry must pay Brocade a termination fee of $85 million if the amended merger agreement is terminated by Brocade under the triggering event termination provision or the amended merger agreement is otherwise terminated following the occurrence of a triggering event.

Under the amended merger agreement, a “specified acquisition transaction” has the same meaning as an “acquisition transaction” except all references to “15%” instead refer to “50%.”

The amended merger agreement provides that Brocade will be required to pay Foundry a reverse termination fee of $125 million if:

•	there is an uncured financing failure, as defined in the amended merger agreement, with respect to the term loan or the applicable bridge loan;

•	the amended merger agreement is terminated by Brocade or Foundry under the end date termination provision or by Foundry under the Brocade breach termination provision;

•	each of the conditions to completion of the merger set forth in the amended merger agreement (other than certain conditions that by their nature are satisfied on the completion date) has been satisfied or waived, and

•	Foundry is ready, willing and able to complete the merger.

The amended merger agreement also provides that Brocade will be required to pay Foundry a reverse termination fee of $125 million if:

•	there is an uncured financing failure, as defined in the amended merger agreement, with respect to the term loan or the applicable bridge loan; and

•	the amended merger agreement is terminated by Foundry under the financing failure termination provision.

The amended merger agreement also provides that Brocade will be required to pay Foundry a reduced termination fee of $85 million, or the reduced fee, if:

•	there is an uncured financing failure, as defined in the amended merger agreement, with respect to the term loan or the applicable bridge loan;

•	the amended merger agreement is terminated by Brocade or Foundry under the end date termination provision;

•	each of the conditions to completion of the merger set forth in the amended merger agreement has been satisfied or waived, other than certain conditions that by their nature are satisfied on the completion date, the condition that the amended merger agreement be adopted by holders of a majority of the outstanding shares of Foundry common stock and/or the condition that no injunction or other legal restraint preventing the merger be in effect;

•	a specified circumstance, as defined in the amended merger agreement, exists, and

•	Foundry is ready, willing and able to complete the merger.

Under the amended merger agreement, a “specified circumstance” will exist if and only if:

•	the condition that the amended merger agreement be adopted by holders of a majority of the outstanding shares of Foundry common stock is not satisfied and (i) the special meeting of Foundry stockholders has not taken place, (ii) no failure to convene the special meeting of Foundry stockholders or to obtain the required Foundry stockholder vote, and no delay in convening the special meeting of Foundry stockholders or in obtaining the required Foundry stockholder vote, has resulted directly from an acquisition inquiry or an acquisition proposal, and (iii) Foundry has satisfied in all material respects all of its covenants and obligations relating to this revised proxy statement and the special meeting of Foundry stockholders, including its obligation to use its reasonable best efforts to convene the special meeting of Foundry stockholders and to obtain the required Foundry stockholder vote as promptly as practicable after November 7, 2008 and in any event prior to December 31, 2008; or

•	the condition to Brocade’s obligation to complete the merger that no injunction or other legal restraint preventing the merger be in effect is not satisfied and (i) an injunction preventing the completion of the merger is in effect, (ii) such injunction was issued by a court of competent jurisdiction in any stockholder litigation (including class action or derivative litigation) against Foundry and/or any of its directors or officers relating (in whole or in part) directly to and arising directly from the amendment or the delay beyond October 24, 2008 in holding the special meeting of Foundry stockholders, and (iii) Foundry has satisfied in all material respects all of its covenants and obligations relating to such litigation, such injunction and the circumstances giving rise thereto, including its obligation to use its reasonable best efforts to cause such injunction to be lifted as promptly as possible, and in any event prior to December 31, 2008; or

•	all of the requirements set forth in the two bullet points above have been satisfied.

The amended merger agreement provides that if the reverse termination fee or the reduced fee becomes payable by Brocade, Foundry’s right to receive the reverse termination fee or the reduced fee will be the sole and exclusive remedy of Foundry, its subsidiaries and their respective stockholders and affiliates for, and Foundry and its subsidiaries (on their own behalf and on behalf of their respective stockholders and affiliates) will be deemed to have waived all other remedies (including equitable remedies) with respect to: (i) any failure of the merger to be completed, and (ii) any breach by Brocade of its obligation to complete the merger or any other covenant, obligation, representation, warranty or other provision set forth in the amended merger agreement. Further, the amended merger agreement provides that upon payment by Brocade of the reverse termination fee or the reduced fee, neither Brocade nor any of its related persons, as defined in the amended merger agreement, will have any further liability or obligation (under the amended merger agreement or otherwise) relating to or arising out of the amended merger agreement or any of the transactions contemplated by this amended merger agreement, and in no event will Foundry, its subsidiaries or their controlled affiliates seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with the amended merger agreement or the transactions contemplated by the amended merger agreement. In addition, regardless of whether or not the amended merger agreement is terminated, except for Brocade’s obligation to pay the reverse termination fee or the reduced fee to Foundry if and when such reverse termination fee or reduced fee becomes payable by Brocade to Foundry:

•	Brocade will have no liability for any inaccuracy in any representation or warranty relating to the debt financing or the credit agreement or any breach of any of its covenants or obligations relating to the term loan or the applicable bridge financing, unless such breach or inaccuracy constitutes a willful breach by Brocade, as defined in the amended merger agreement; and

•	in the event of any financing failure, as defined in the amended merger agreement, Brocade shall have no liability of any nature to Foundry, its subsidiaries or any of their respective affiliates or stockholders.

The amended merger agreement provides that if either party fails to pay any fees due to the other party then it must reimburse the other party for all costs and expenses incurred in connection with the collection of such overdue amount and pay interest on such overdue amount from the date such amount was originally required to be paid, calculated at the prime lending rate plus 3.5%.

VOTING AGREEMENTS

The following description describes the material terms of the voting agreements signed by our directors, as amended. This description of the voting agreements is qualified in its entirety by reference to the form of voting agreement attached as Annex B-1 to this revised proxy statement and the form of amendment to voting agreement attached as Annex B-2 to this revised proxy statement, which are incorporated herein by reference. We encourage you to read the form of voting agreement and the form of amendment to voting agreement in their entirety.

Mr. Johnson entered into a voting agreement with Brocade on July 21, 2008. The other Foundry directors entered into substantially similar voting agreements as of August 11, 2008. Each of the voting agreements was amended on November 7, 2008. In the amended voting agreements, each Foundry director agreed to vote all shares of Foundry common stock owned by him or her as follows:

•	in favor of the adoption of the amended merger agreement, in favor of the merger and in favor of any other action reasonably necessary to facilitate the merger; and

•	against the following actions (other than the merger and the transactions contemplated by the amended merger agreement):

•	any reorganization, recapitalization, dissolution or liquidation of Foundry or any of its subsidiaries, and

•	any acquisition proposal (including any superior offer) and any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the merger or any of the other transactions contemplated by the amended merger agreement.

In addition, each Foundry director granted an irrevocable proxy in favor of Brocade and certain representatives of Brocade and irrevocably appointed them as his or her attorney and proxy to vote all of his or her shares of Foundry common stock in the same manner. Each Foundry director also agreed that he or she will not transfer, assign, convey or dispose of any shares of Foundry common stock, any options to purchase shares of Foundry common stock or any other Foundry securities owned by him or her except in certain circumstances, and only if each person or entity to whom any securities are transferred agrees to comply with all of the terms and provisions of the amended voting agreements. As of the November 7, 2008 record date for the rescheduled special meeting, approximately 11,019,223 shares of common stock entitled to vote at the special meeting, which represents approximately 7.35% of the outstanding shares of common stock entitled to vote at the special meeting, were owned by our directors and are subject to the amended voting agreements and irrevocable proxies.

The Foundry directors’ obligations under the amended voting agreements will terminate upon the earlier to occur of the valid termination of the amended merger agreement, the effective time of the merger, the termination of the voting agreement by mutual consent of the parties, or an amendment to the amended merger agreement that results in a decrease in the merger consideration specified therein, with certain exceptions.

PROPOSAL NO. 2 — POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING

If we fail to receive a sufficient number of votes to adopt the amended merger agreement, we may propose to adjourn the special meeting, if a quorum is present, for the purpose of soliciting additional proxies. We currently do not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposal No. 1. If the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to stockholders for approval at the special meeting, such approval requires the affirmative vote of the holders of a majority of the shares present and entitled to vote, either cast in person or by proxy at the special meeting. All abstentions will have the effect of a vote against the proposal. Broker non-votes will have no effect.

The board of directors unanimously recommends that our stockholders vote “FOR” the proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of our common stock as of October 31, 2008, as to (i) each person who is known by us to own beneficially more than 5% of its outstanding common stock, (ii) each of our executive officers, (iii) each of our directors, and (iv) all of our directors and executive officers as a group. Unless otherwise indicated, the address of each listed stockholder is c/o Foundry Networks, Inc., 4980 Great America Parkway, Santa Clara, California 95054.

	Nature and
	Amount of
	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership	Common Stock(1)

Five Percent Stockholders
Brocade Communications Systems, Inc.	14,000,000	9.34%
1745 Technology Drive San Jose, CA 95110(2)
Royce & Associates, LLC(3)	16,109,600	10.75%
1414 Avenue of the Americas New York, NY 10019
Barclays Global(4)	7,583,165	5.06%
45 Fremont Street San Francisco, CA 94105
Executive Officers and Directors
Bobby R. Johnson, Jr.(5)	12,318,223	8.15%
Laurence L. Akin(6)	935,186	0.62%
Richard W. Bridges(7)	443,998	0.30%
Ken K. Cheng(8)	1,176,153	0.78%
Daniel W. Fairfax(9)	124,809	0.08%
Michael R. Iburg(10)	303,455	0.20%
Cliff G. Moore(11)	184,286	0.12%
Robert W. Schiff(12)	385,085	0.26%
Alfred J. Amoroso(13)	569,333	0.38%
Alan L. Earhart(14)	317,333	0.21%
C. Nicholas Keating, Jr.(15)	368,333	0.25%
Celeste V. Ford(16)	51,666	0.03%
J. Steven Young(17)	649,583	0.43%
All Executive Officers and Directors as a Group (13 persons)	17,827,443	11.43%

(1)	For each person and group included in the table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of 149,926,367 shares of common stock outstanding as of October 31, 2008 and the number of shares of common stock that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, the exercise of options.

(2)	Beneficial and percentage ownership information is based on information contained in Schedule 13D/A filed with the SEC on October 1, 2008 by Brocade Communications Systems, Inc. The Schedule 13D/A indicates that Brocade Communications, Inc. owns beneficially 14,000,000 shares. Does not include 11,019,223 shares over which Brocade has the sole voting power with respect to certain matters related to the merger as set forth in the amended voting agreements. For more information concerning the amended voting agreements, please see the section entitled “Agreements Related to the Merger — Voting Agreements” beginning on page 85 of this revised proxy statement.

(3)	Beneficial and percentage ownership information is based on information contained in Schedule 13G filed with the SEC on April 8, 2008 by Royce & Associates, LLC. The Schedule 13G indicates that Royce & Associates, LLC owns beneficially 16,109,600 shares.

(4)	Beneficial and percentage ownership information is based on information contained in Schedule 13G filed with the SEC on January 10, 2008 by Barclays Global Investors, LTD. The Schedule 13G indicates that Barclays Global Investors, LTD owns beneficially 7,583,165 shares.

(5)	Includes 1,300,000 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(6)	Includes 855,000 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(7)	Includes 320,000 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(8)	Includes 814,646 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(9)	Includes 54,895 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(10)	Includes 257,875 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(11)	Includes 150,834 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(12)	Includes 324,583 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(13)	Includes 568,333 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008. Also includes 1,000 shares held by the Amoroso Family Trust dated 4/2/00, for which Mr. Amoroso serves as co-trustee with his wife.

(14)	Includes 317,333 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(15)	Includes 368,333 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(16)	Includes 51,666 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

(17)	Includes 649,583 shares issuable upon the exercise of options which are exercisable within sixty days of October 31, 2008.

ANTI-TAKEOVER STATUTE

A corporation can elect not to be governed by Section 203 of the General Corporation Law of the State of Delaware, which generally protects publicly-traded Delaware corporations from hostile takeovers, and from actions following such takeover. However, neither we nor Brocade have made this election and each is therefore governed by Section 203 of the Delaware General Corporation Law.

The Delaware business combination statute provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, the person is designated an interested stockholder and the corporation may not engage in certain business combinations with such person for a period of three years. However, an otherwise prohibited business combination may be permitted if one of three conditions is satisfied. First, if before the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, then the business combination is permitted. Second, a business combination is permitted if the tender offer or other transaction pursuant to which the person acquires 15% stock ownership is attractive enough such that the interested stockholder is able to acquire ownership in the same transaction of at least 85% of the outstanding voting stock (excluding for purposes of determining the number of shares outstanding those shares owned by directors who are also officers and those shares owned by certain employee stock ownership plans). Finally, the business combination is permissible if approved by the board of directors and authorized at an annual or special meeting of stockholders (action by written consent is not permitted) by the affirmative vote of at least two-thirds of the outstanding voting shares held by disinterested stockholders.

The “business combinations” prohibited under Delaware law include any of the following: any merger or consolidation with the interested stockholder; any sale, transfer or other disposition of assets to the interested stockholder if the assets have a market value equal to or greater than 10% of the aggregate market value of all of the corporation’s assets; any transfer of stock of the corporation to the interested stockholder, except for transfers in a conversion or exchange or a pro rata distribution; and any receipt by the interested stockholder of any loans, advances, guarantees, pledges, and other financial benefits, except in connection with a pro rata transfer. The Delaware statute does not apply to any business combination in which the corporation, with the support of a majority of those directors who were serving as directors before any person became an interested stockholder, proposes a merger, sale, lease, exchange or other disposition of at least 50% of its assets, or supports (or does not oppose) a tender offer for at least 50% of its voting stock. In such a case, all interested stockholders are not required to comply with the three year prohibition and may compete with the corporation-sponsored transaction.

The board of directors has approved the merger and the voting agreements (both as originally executed and as amended), thereby making Section 203 inapplicable to the pending merger.

STOCKHOLDER PROPOSALS FOR FISCAL YEAR 2009 ANNUAL MEETING

We will hold an annual meeting in the year 2009 only if the merger is not completed.

If the merger is not completed and the annual meeting is held, any proposal that a stockholder intends to present at the 2009 annual meeting of stockholders must have been delivered to the our Secretary on or before December 19, 2008 at Foundry Networks, Inc., Attn: Corporate Secretary, 4980 Great America Parkway, Santa Clara, California 95054 in order to be included in the proxy statement and form of proxy relating to that meeting. A stockholder otherwise desiring to bring matters before an annual meeting of stockholders must, pursuant to our bylaws, deliver timely notice in writing to our Secretary not less than 60 days nor more than 90 days prior to such annual meeting. For the 2009 annual meeting of stockholders, such notice of a stockholder’s proposal must be delivered during the period that is between March 7, 2009 and April 6, 2009. However, our bylaws also provide that in the event that the date of the annual meeting is more than 30 days prior to or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also provide that advance notice of a stockholder’s director nominee must be delivered to our Secretary not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, the advance notice must be received not later than the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Each stockholder’s notice must contain certain information as to each matter the stockholder proposes to bring before the annual meeting as set forth in our bylaws.

DOCUMENTS INCORPORATED BY REFERENCE

This revised proxy statement incorporates documents by reference which are not presented in or delivered with this revised proxy statement. You should rely only on the information contained in this revised proxy statement and in the documents that Brocade has incorporated by reference into this revised proxy statement. No one has authorized anyone to provide you with information that is different from or in addition to the information contained in this revised proxy statement and incorporated by reference into this revised proxy statement.

The following documents, which were filed by Brocade with the SEC, are incorporated by reference into this revised proxy statement, except to the extent of information which was furnished rather than filed by Brocade, all such furnished information specifically not being incorporated by reference herein:

•	Brocade’s Annual Report on Form 10-K filed December 21, 2007;

•	Brocade’s Current Report on Form 8-K filed on February 22, 2008;

•	Brocade’s Quarterly Report on Form 10-Q filed on February 29, 2008;

•	Brocade’s Current Report on Form 8-K filed on April 15, 2008;

•	Brocade’s Current Report on Form 8-K filed on May 23, 2008;

•	Brocade’s Current Report on Form 8-K filed on May 27, 2008;

•	Brocade’s Current Report on Form 8-K filed on June 2, 2008;

•	Brocade’s Quarterly Report on Form 10-Q filed on June 4, 2008;

•	Brocade’s Current Report on Form 8-K filed on July 24, 2008;

•	Brocade’s Current Report on Form 8-K filed on August 14, 2008;

•	Brocade’s Quarterly Report on Form 10-Q filed on August 22, 2008;

•	Brocade’s Current Report on Form 8-K filed on October 7, 2008;

•	Brocade’s Current Report on Form 8-K filed on October 14, 2008;

•	Brocade’s Current Report on Form 8-K filed on October 16, 2008; and

•	Brocade’s Current Report on Form 8-K filed on November ●, 2008.

In addition, all documents filed by Brocade pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this revised proxy statement and on or before the date of the special meeting are deemed to be incorporated by reference into, and to be a part of, this revised proxy statement from the date of filing of those documents.

Any statement contained in this revised proxy statement or in a document incorporated or deemed to be incorporated by reference into this revised proxy statement will be deemed to be modified or superseded for purposes of this revised proxy statement to the extent that a statement contained in this revised proxy statement or any other subsequently filed document that is deemed to be incorporated by reference into this revised proxy statement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this revised proxy statement.

Brocade has supplied all information contained or incorporated by reference in this revised proxy statement about Brocade.

WHERE YOU CAN FIND MORE INFORMATION

We and Brocade file annual, quarterly and current reports, proxy and information statements and other information with the SEC under the Exchange Act. Copies of these reports, revised proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the SEC at:

100 F Street, N.E.
Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a Website that contains reports, revised proxy statements and other information regarding each of us. The address of the SEC web site is http://www.sec.gov.

You may also obtain these documents by requesting them in writing or by telephone from the appropriate company at the following addresses:

Requests for documents relating to Brocade should be directed to:	Requests for documents relating to Foundry should be directed to:
Brocade Communications Systems, Inc.	Foundry Networks, Inc.
Investor Relations	Investor Relations
1745 Technology Drive	4980 Great America Parkway
San Jose, California 95110	Santa Clara, CA 95054
(408) 333-5767	(408) 207-1399
investor-relations@brocade.com	ir@foundrynet.com

Stockholders should contact Foundry Investor Relations at the address or telephone number listed above with any questions about the merger.

Information on any of our Internet web sites is not part of this document and you should not rely on that information in deciding whether to adopt the amended merger agreement, unless that information is also in this revised proxy statement.

THE DELIVERY OF THIS REVISED PROXY STATEMENT SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS REVISED PROXY STATEMENT OR IN OUR OR BROCADE’S AFFAIRS SINCE THE DATE OF THIS REVISED PROXY STATEMENT. THE INFORMATION CONTAINED IN THIS REVISED PROXY STATEMENT WITH RESPECT TO US AND OUR SUBSIDIARIES WAS PROVIDED BY US AND OUR SUBSIDIARIES AND THE INFORMATION CONTAINED IN THIS REVISED PROXY STATEMENT WITH RESPECT TO BROCADE AND ITS SUBSIDIARIES WAS PROVIDED BY BROCADE AND ITS SUBSIDIARIES.

Annex A-1

AGREEMENT AND PLAN OF MERGER
among:
Brocade Communications Systems, Inc.,
a Delaware corporation;
Falcon Acquisition Sub, Inc.,
a Delaware corporation; and
Foundry Networks, Inc.,
a Delaware corporation

Dated as of July 21, 2008

A-1-1

Page

Section 1. Description of Transaction		A-1-5
1.1	Merger of Merger Sub into the Company	A-1-5
1.2	Effects of the Merger	A-1-5
1.3	Closing; Effective Time	A-1-5
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	A-1-6
1.5	Conversion of Shares	A-1-6
1.6	Closing of the Company’s Transfer Books	A-1-7
1.7	Exchange of Certificates	A-1-7
1.8	Dissenting Shares	A-1-8
1.9	Further Action	A-1-9
Section 2. Representations and Warranties of the Company		A-1-9
2.1	Due Organization; Subsidiaries; Etc	A-1-9
2.2	Charter Documents	A-1-9
2.3	Capitalization, Etc	A-1-10
2.4	SEC Filings; Internal Controls and Procedures; Financial Statements	A-1-11
2.5	Absence of Changes	A-1-12
2.6	Title to Assets	A-1-14
2.7	Receivables; Customers; Inventories; Cash	A-1-14
2.8	Real Property; Equipment; Leasehold	A-1-14
2.9	Intellectual Property	A-1-15
2.10	Contracts	A-1-18
2.11	Liabilities	A-1-21
2.12	Compliance with Legal Requirements	A-1-21
2.13	Certain Business Practices; Export Compliance	A-1-21
2.14	Governmental Authorizations	A-1-22
2.15	Tax Matters	A-1-22
2.16	Employee and Labor Matters; Benefit Plans	A-1-23
2.17	Environmental Matters	A-1-24
2.18	Insurance	A-1-25
2.19	Transactions with Affiliates	A-1-25
2.20	Legal Proceedings; Orders	A-1-26
2.21	Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement	A-1-26
2.22	Vote Required	A-1-26
2.23	Non-Contravention; Consents	A-1-26
2.24	Fairness Opinion	A-1-27
2.25	Financial Advisor	A-1-27
2.26	Full Disclosure	A-1-27

A-1-2

Page

Section 3. Representations and Warranties of Parent and Merger Sub		A-1-27
3.1	Due Organization	A-1-27
3.2	Authority; Binding Nature of Agreement	A-1-28
3.3	No Vote Required	A-1-28
3.4	Non-Contravention; Consents	A-1-28
3.5	Valid Issuance	A-1-28
3.6	Financing	A-1-28
3.7	Solvency	A-1-29
3.8	Disclosure	A-1-29
Section 4. Certain Covenants of the Company		A-1-29
4.1	Access and Investigation	A-1-29
4.2	Operation of the Company’s Business	A-1-30
4.3	No Solicitation	A-1-33
Section 5. Additional Covenants of the Parties		A-1-34
5.1	Registration Statement; Prospectus/Proxy Statement	A-1-34
5.2	Company Stockholders’ Meeting	A-1-35
5.3	Stock Options, RSUs and ESPP	A-1-37
5.4	Employee Benefits	A-1-40
5.5	Indemnification of Officers and Directors	A-1-41
5.6	Regulatory Approvals and Related Matters	A-1-43
5.7	Notification of Certain Matters	A-1-44
5.8	Disclosure	A-1-44
5.9	Merger Sub Compliance	A-1-45
5.10	Listing	A-1-45
5.11	Resignation of Officers and Directors	A-1-45
5.12	Financing	A-1-45
5.13	Stockholder Litigation	A-1-47
5.14	Section 16 Matters	A-1-47
Section 6. Conditions Precedent to Obligations of Parent and Merger Sub		A-1-47
6.1	Accuracy of Representations	A-1-47
6.2	Performance of Covenants	A-1-47
6.3	Effectiveness of Registration Statement	A-1-47
6.4	Stockholder Approval	A-1-48
6.5	Consents	A-1-48
6.6	Agreements and Documents	A-1-48
6.7	No Material Adverse Effect	A-1-48
6.8	Regulatory Matters	A-1-48
6.9	Listing	A-1-48
6.10	No Restraints	A-1-48
6.11	No Governmental Litigation	A-1-48
6.12	Current SEC Reports	A-1-49
6.13	No Restatement	A-1-49
6.14	Minimum Cash Balance	A-1-49

A-1-3

Page

Section 7. Conditions Precedent to Obligation of the Company		A-1-49
7.1	Accuracy of Representations	A-1-49
7.2	Performance of Covenants	A-1-49
7.3	Effectiveness of Registration Statement	A-1-49
7.4	Stockholder Approval	A-1-50
7.5	Closing Certificate	A-1-50
7.6	Listing	A-1-50
7.7	HSR Waiting Period	A-1-50
7.8	No Restraints	A-1-50
Section 8. Termination		A-1-50
8.1	Termination	A-1-50
8.2	Effect of Termination	A-1-51
8.3	Expenses; Termination Fees	A-1-51
Section 9. Miscellaneous Provisions		A-1-54
9.1	Amendment	A-1-54
9.2	Waiver	A-1-54
9.3	No Survival of Representations and Warranties	A-1-54
9.4	Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery	A-1-54
9.5	Applicable Law; Jurisdiction	A-1-54
9.6	Disclosure Schedule	A-1-54
9.7	Attorneys’ Fees	A-1-54
9.8	Assignability; Third Party Beneficiaries	A-1-54
9.9	Notices	A-1-55
9.10	Cooperation	A-1-55
9.11	Severability	A-1-56
9.12	Enforcement	A-1-56
9.13	Construction	A-1-56

A-1-4

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (“Agreement”) is made and entered into as of July 21, 2008, by and among: Brocade Communications Systems, Inc., a Delaware corporation (“Parent”); Falcon Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); and Foundry Systems, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent.

B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

C. In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, a stockholder of the Company is executing a voting agreement in favor of Parent concurrently with the execution and delivery of this Agreement (the “Voting Agreement”).

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Description of Transaction

1.1  Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2  Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3  Closing; Effective Time.  The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley Godward Kronish llp, 3175 Hanover Street, Palo Alto, California, at 10:00 a.m. (California time) on the later of (a) the date that is ten business days after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) and (b) October 27, 2008 or such earlier date as Parent may designate in writing (the later of the date referred to in clause “(a)” of this sentence and the date referred to in clause “(b)” of this sentence being referred to as the “Designated Date”), or on such other date or at such other time or location as Parent and the Company may mutually designate in writing; provided, however, that if there exists an uncured Financing Failure on the Designated Date and such Financing Failure impedes the ability of Parent or Merger Sub to obtain the Debt Financing and consummate the Merger on the Designated Date, then (without limiting any right the Company may have to terminate this Agreement pursuant to Section 8.1(h) or, if applicable under the circumstances, Section 8.1(b)): (i) the Closing shall be postponed until the second business day after the date on which such Financing Failure is cured; (ii) the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall remain subject to the continued satisfaction or waiver, as of the time of the Closing, of each of the conditions set forth in Section 6; and (iii) the obligation of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall remain subject to the continued satisfaction or waiver, as of the time of the Closing, of each of the conditions set forth in Section 7. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL shall be duly executed by the Company in connection with the Closing and, concurrently with or as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective

A-1-5

at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such certificate of merger with the written consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4  Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time, unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended to conform to the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that (i) Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as follows: “The name of the corporation is Foundry Networks, Inc.” and (ii) the Certificate of Incorporation of the Surviving Corporation shall comply with the provisions of Section 5.5;

(b) the Bylaws of the Surviving Corporation shall be amended to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that (i) Article I of the Bylaws of the Surviving Corporation shall be amended to provide that the name of the Surviving Corporation shall be Foundry Networks, Inc. and (ii) the Bylaws of the Surviving Corporation shall comply with the provisions of Section 5.5; and

(c) the directors and officers of the Surviving Corporation shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

1.5  Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock held by the Company or any wholly-owned Subsidiary of the Company (or held in the Company’s treasury) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock held by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” of this Section 1.5(a) and subject to Sections 1.5(b), 1.5(c), 1.5(d) and 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive: (A) 0.0907 of a share of Parent Common Stock (the “Exchange Ratio”); and (B) $18.50 in cash (the “Per Share Cash Amount”); and

(iv) each share of the common stock, $0.001 par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(b) If, during the period commencing on the date of this Agreement and ending at the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company during such period, or a record date with respect to any such event shall occur during such period, then the Per Share Cash Amount and the Exchange Ratio shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. If, during the period commencing on the date of this Agreement and ending at the Effective Time, the outstanding shares of Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by Parent during such period, or a record date with respect to any such event shall occur during such period, then the Exchange Ratio (but not the Per Share Cash Amount) shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

(c) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted

A-1-6

stock purchase agreement or other Contract with the Company or under which the Company has any rights, then (except to the extent provided in any binding agreement between the Company and the holder thereof and except to the extent Parent otherwise elects): (i) the Merger Consideration delivered in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition; (ii) the certificates representing the shares of Parent Common Stock included in such Merger Consideration may accordingly be marked with appropriate legends and need not be delivered until such time as such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates; and (iii) the cash consideration included in such Merger Consideration need not be paid until such time as such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

(d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the NASDAQ Global Select Market on the date the Merger becomes effective.

1.6  Closing of the Company’s Transfer Books.  At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

1.7  Exchange of Certificates.

(a) On or prior to the Closing Date, Parent shall appoint Wells Fargo Shareowner Services or another institution reasonably satisfactory to the Company to act as exchange agent in the Merger (the “Exchange Agent”). Promptly after the Effective Time, Parent shall cause to be deposited with the Exchange Agent for the benefit of the holders of Company Common Stock: (i) subject to Sections 1.5(c) and 1.8, certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5; and (ii) subject to Sections 1.5(c) and 1.8, cash sufficient to make payments of the cash consideration payable pursuant to Section 1.5 (including payments to be made in lieu of fractional shares). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b) As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) subject to Section 1.5(c), the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common

A-1-7

Stock and the cash consideration that such holder has the right to receive pursuant to the provisions of Section 1.5; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in customary amount) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive pursuant to the Merger until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive: (i) on the date of such surrender, all such dividends and distributions having a payment date prior to the date of such surrender, without interest; and (ii) on the payment date thereof, all such dividends and distributions having a payment date after the date of such surrender, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the first anniversary of the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration and any dividends or distributions with respect to shares of Parent Common Stock included in the Merger Consideration.

(e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock or Company Equity Award such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration (or dividends or distributions with respect to shares of Parent Common Stock included in such Merger Consideration) delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8  Dissenting Shares.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock held by a holder who has made a proper demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL (any such shares being referred to as “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under Section 262 of the DGCL with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance with Section 1.5, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares.

(b) Subject to Section 1.5(c), if any Dissenting Shares shall lose their status as such (through failure to perfect or otherwise), then, as of the later of the Effective Time or the date of loss of such status, such shares shall automatically be converted into and shall represent only the right to receive Merger Consideration in accordance with Section 1.5, without interest thereon, upon surrender of the Company Stock Certificate formerly representing such shares.

(c) The Company shall give Parent: (i) prompt notice of any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other

A-1-8

demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

1.9  Further Action.  If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2.  Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Section 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exception or disclosure explicitly cross-referenced in such part or subpart of the Disclosure Schedule by reference to another part or subpart of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the Disclosure Schedule to the extent it is readily apparent on the face, and from the wording, of such exception or disclosure that such exception or disclosure applies to such representation and warranty):

2.1  Due Organization; Subsidiaries; Etc.

(a) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept) and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing (except for entities organized under the laws of any jurisdiction that does not recognize such concept), under the laws of all jurisdictions where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have or result in a Company Material Adverse Effect.

(c) Exhibit 21.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (filed with the SEC on February 26, 2008) (the “2007 10-K”) identifies each “significant subsidiary” (as such term is defined in Rule 1.20 of Regulation S-X promulgated by the SEC) of the Company and indicates its jurisdiction of organization. None of the Acquired Corporations owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Exhibit 21.1 of the 2007 10-K and in Part 2.1(c) of the Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity (other than investments or capital contributions to or among the Acquired Corporations).

2.2  Charter Documents.  The Company has Made Available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents (collectively the “Charter Documents”) of the respective Acquired Corporations, each as currently in effect. The Company has Made Available to Parent accurate and complete copies of: (a) the charters of all committees of the Company’s board of directors; and (b) any code of conduct or similar policy adopted by any of the Acquired Corporations or by the board of directors, or any committee of the board of directors, of any of the Acquired Corporations. Neither the Company nor any of the other Acquired Corporations has violated any of its Charter Documents.

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2.3  Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 300,000,000 shares of Company Common Stock, of which 144,904,648 shares have been issued and are outstanding as of July 18, 2008; and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. Except as set forth in Part 2.3(a)(i) of the Disclosure Schedule, the Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the other Acquired Corporations. Except as set forth in Part 2.3(a)(ii) of the Disclosure Schedule: (A) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (B) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of any Acquired Corporation; and (C) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.

(b) As of July 18, 2008: (i) 31,003,590 shares of Company Common Stock are subject to issuance pursuant to Company Options; (ii) 5,465,967 shares of Company Common Stock are reserved for future issuance pursuant to the Company ESPP; (iii) 2,231,000 shares of Company Common Stock are reserved for future issuance pursuant to Company Stock-Based Awards; and (iv) 13,830,646 shares of Company Common Stock are reserved for future issuance pursuant to equity awards not yet granted under the Company Equity Plans. The Company has Made Available to Parent a complete and accurate list that sets forth with respect to each Company Equity Award outstanding as of July 9, 2008 the following information: (A) the particular plan (if any) pursuant to which such Company Equity Award was granted; (B) the name of the holder of such Company Equity Award; (C) the number of shares of Company Common Stock subject to such Company Equity Award; (D) the per share exercise price (if any) of such Company Equity Award; (E) the date on which such Company Equity Award was granted; (F) the date on which such Company Equity Award expires; (G) if such Company Equity Award is a Company Option, whether such Company Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option; (H) if such Company Equity Award is a Company Stock-Based Award, whether such Company Stock-Based Award is a restricted stock unit or a restricted stock award; and (I) if such Company Equity Award is a Company Stock-Based Award in the form of restricted stock units, the dates on which shares of Company Common Stock are scheduled to be delivered, if different from the applicable vesting schedule. The Company has Made Available to Parent accurate and complete copies of all equity plans pursuant to which any outstanding Company Equity Awards were granted by the Company, and the forms of all stock option, restricted stock unit and restricted stock award agreements evidencing such Company Equity Awards. The exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option. All grants of Company Equity Awards were recorded on the Company’s financial statements (including, any related notes thereto) contained in the Company SEC Documents (as defined in Section 2.4(b)) in accordance with GAAP, and no such grants involved any “back dating” or similar practices with respect to the effective date of grant (whether intentionally or otherwise). There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Acquired Corporations other than as set forth in Part 2.3(b) of the Disclosure Schedule.

(c) Except as set forth in Section 2.3(b), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d) All outstanding shares of Company Common Stock, Company Equity Awards, warrants and other securities of the Acquired Corporations have been issued and granted in compliance in all material respects with:

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(i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts.

(e) All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company or a wholly-owned Subsidiary of the Company, free and clear of any Encumbrances.

(f) During the period commencing on July 18, 2008 and ending upon the execution and delivery of this Agreement, other than as a result of (i) the exercise of Company Options outstanding as of July 18, 2008 issued pursuant to the Company Equity Plans, (ii) the vesting of Company Stock-Based Awards outstanding as of July 18, 2008 issued pursuant to the Company Equity Plans, or (iii) repurchases from employees of the Company following termination of employment pursuant to the terms of the applicable pre-existing stock option agreements or restricted stock purchase agreements, there has been no change in (A) the outstanding capital stock of the Company, (B) the outstanding number of Company Options or Company Stock-Based Awards, or (C) the number of other outstanding options, warrants or other rights to purchase capital stock of the Company.

2.4  SEC Filings; Internal Controls and Procedures; Financial Statements.

(a) The Company has filed with the SEC all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents required to be filed by the Company with the SEC since January 1, 2005, and all amendments thereto (the “Company SEC Documents”). The Company has Made Available to Parent accurate and complete copies of each Company SEC Document (including each exhibit thereto) that is not publicly available through the SEC’s EDGAR database. None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and the applicable rules and regulations of the SEC thereunder; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each of the certifications and statements required by: (A) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (B) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act); or (C) any other rule or regulation promulgated by the SEC or applicable to the Company SEC Documents (collectively, the “Certifications”) are accurate and complete, and comply as to form and content with all applicable Legal Requirements. As used in this Agreement, the term “file” and variations thereof, when used in reference to the SEC, shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The Company maintains disclosure controls and procedures as such terms are defined in, and required by, Rule 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that: (i) all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) all material information concerning the Acquired Corporations is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has Made Available to Parent accurate and complete copies of all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures.

(c) The Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended

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December 31, 2007, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2007. To the Knowledge of the Company, since May 9, 2008, neither the Company nor any of its Subsidiaries nor the Company’s independent registered accountant has identified or been made aware of: (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (B) any illegal act or fraud, whether or not material, that involves the Company’s management or other employees; or (C) any claim or allegation regarding any of the foregoing.

(d) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents (as amended prior to the date of this Agreement): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly presented, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments). No financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company. Since December 31, 2007, with respect to the financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents, there have been no significant deficiencies or material weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of internal controls of financial reporting utilized by the Company and its consolidated Subsidiaries.

(e) The Company’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder. All non-audit services performed by the Company’s auditors for the Acquired Corporations that were required to be approved in accordance with Section 202 of the Sarbanes-Oxley Act were so approved.

(f) Part 2.4(f) of the Disclosure Schedule lists all securitization transactions, special purpose entities, unconsolidated subsidiaries, joint ventures, material minority interest investments and all other “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by any of the Acquired Corporations since January 1, 2005. None of the Acquired Corporations has any obligation or other commitment to become a party to any such “off-balance sheet arrangements” in the future.

(g) As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Documents.

(h) The Company is in compliance in all material respects with (i) the applicable rules and regulations of the NASDAQ Stock Market LLC, and (ii) the applicable listing requirements of the NASDAQ Global Select Market, and has not since January 1, 2005 received any notice asserting any non-compliance with the rules and regulations of the NASDAQ Stock Market LLC, the listing requirements of the NASDAQ Global Select Market.

2.5  Absence of Changes.  Since the date of the Unaudited Interim Balance Sheet (and, for the sole purpose of determining the accuracy of this representation as of the Closing Date under Section 6.1(a), subject to the actions permitted to be taken following the date of this Agreement pursuant to Section 4.2(b)(xvii) or Part 4.2 of the Disclosure Schedule):

(a) there has not been any Company Material Adverse Effect;

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(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance);

(c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, other than repurchases from employees of the Company following termination of employment pursuant to the terms of applicable pre-existing restricted stock purchase agreements and other than repurchases under the Company’s open market share repurchase plan;

(d) none of the Acquired Corporations has sold, issued or granted, or authorized the issuance of: (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise or vesting of outstanding Company Equity Awards); (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Equity Awards identified in the list of Company Equity Awards as of July 9, 2008 referred to in Section 2.3(b)); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(e) except in the ordinary course of business and consistent with past practices, none of the Acquired Corporations has: (i) entered into, become bound by or permitted any of the assets owned or used by it to become bound by any Company Contract that constitutes a Material Contract (as defined in Section 2.10); or (ii) amended or terminated, waived or exercised any material right or remedy under, any Company Contract that constitutes a Material Contract;

(f) none of the Acquired Corporations has: (i) acquired, leased or licensed any material right or other material asset from any other Person; (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person; or (iii) waived or relinquished any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

(g) none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness that, when added to all other accounts receivable or indebtedness written of as uncollectible, or with respect to which an extraordinary reserve was established, by any of the Acquired Corporations during a particular fiscal quarter, exceeds $350,000 in the aggregate in such fiscal quarter;

(h) none of the Acquired Corporations has: (i) made any pledge of any of its material assets; or (ii) otherwise permitted any of its material assets to become subject to any Encumbrance, other than in the ordinary course of business and consistent with past practices;

(i) none of the Acquired Corporations has: (i) lent money to any Person; or (ii) incurred or guaranteed any indebtedness (other than indebtedness for reimbursement of expenses made in the ordinary course of business);

(j) none of the Acquired Corporations has: (i) adopted, established or entered into any material Company Employee Plan; (ii) caused or permitted any Company Employee Plan to be amended in any material respect; or (iii) materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to any of its directors, officers or other employees;

(k) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect, except as required by GAAP;

(l) none of the Acquired Corporations has made any material Tax election;

(m) none of the Acquired Corporations has commenced, been served with, received a written notice or, to the Knowledge of the Company, any other overt communication with respect to or settled any Legal Proceeding to which it is or was a party, and no event, change or circumstance with respect to any Legal Proceeding has occurred or arisen that requires accrual of liability pursuant to GAAP; and

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(n) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses “(c)” through “(m)” above.

2.6  Title to Assets.  The Acquired Corporations own, and have good and valid title to, all material assets purported to be owned by them, including: (a) all material assets reflected on the Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Unaudited Interim Balance Sheet); and (b) all other material assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for: (i) any Encumbrance for current taxes not yet due and payable; (ii) Encumbrances that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations; and (iii) liens described in Part 2.6 of the Disclosure Schedule. The Acquired Corporations are the lessees of, and hold valid leasehold interests in, all material assets purported to have been leased by them, including (A) all material assets reflected as leased on the Unaudited Interim Balance Sheet, and (B) all other material assets reflected in the books and records of the Acquired Corporations as being leased by the Acquired Corporations (except for leases that have expired by their terms).

2.7  Receivables; Customers; Inventories; Cash.

(a) All existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since March 31, 2008 and have not yet been collected): (i) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current, except where the failure to do so or to be so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations.

(b) To the Knowledge of the Company, since December 31, 2007, no Acquired Corporation has received any written notice or other overt communication indicating that any customer who made payments to the Acquired Corporations in excess of 5% of the Acquired Corporations’ revenue in the Company’s fiscal year ended December 31, 2007 may cease dealing with any of the Acquired Corporations.

(c) The inventory of the Acquired Corporations reflected on the Unaudited Interim Balance Sheet was as of March 31, 2008, and the current inventory of the Acquired Corporations (the “Current Inventory”) is, in usable and saleable condition in the ordinary course of business, except where the failure to be so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations. The Current Inventory is reflected on the books of the Acquired Corporations at the lower of cost or fair market value and adequate reserves have been established by the Acquired Corporations for all Current Inventory that is excessive or obsolete, except where the failure to be so or to do so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations. The finished goods, work in progress, raw materials and other materials and supplies included in the Current Inventory are of a standard that is at least as high as the generally accepted standard prevailing in the industries in which the Acquired Corporations operate, except where the failure to be so would not reasonably be expected, individually or in the aggregate, to be material to the Acquired Corporations.

(d) Except as set forth in 2.7(d) of the Disclosure Schedule, the cash equivalents and short-term investments of the Acquired Corporations are liquid and unimpaired. The Unaudited Interim Balance Sheet accurately reflects the fair market value of the cash equivalents and short-term investments of the Acquired Corporations as of March 31, 2008. Except as set forth in 2.7(d) of the Disclosure Schedule, none of the cash, cash equivalents or short-term investments of the Acquired Corporations is subject to any restriction or other Encumbrance.

2.8  Real Property; Equipment; Leasehold.

(a) None of the Acquired Corporations owns any real property. Part 2.8(a) of the Disclosure Schedule sets forth an accurate and complete list of each real property lease pursuant to which any of the Acquired Corporations leases real property from any other Person for rent payments in excess of $1,000,000 annually. (All real property leased to the Acquired Corporations pursuant to the real property leases identified or required to be identified in Part 2.8(a) of the Disclosure Schedule, including all buildings, structures, fixtures and other improvements leased to the Acquired Corporations, is referred to as the “Leased Real Property.”) There is no Legal Proceeding pending,

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and to the Knowledge of the Company no Legal Proceeding has been threatened in writing (or, with respect to the Company’s facility located at 4980 Great America Parkway, Santa Clara, CA, overtly threatened), that challenges or adversely affects, or would challenge or adversely affect, the continuation of the present use by the Acquired Corporations of any Leased Real Property. There are no subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any of the Leased Real Property to any Person other than the Acquired Corporations, and there is no Person in possession of or with a right to occupy any of the Leased Real Property other than the Acquired Corporations.

(b) Except as would not have a Company Material Adverse Effect, all material items of equipment and other material tangible assets owned by or leased to the Acquired Corporations (including the Company Real Property) are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the businesses of the Acquired Corporations in the manner in which such businesses are currently being conducted.

2.9  Intellectual Property.

(a) Part 2.9(a) of the Disclosure Schedule identifies:

(i) in Part 2.9(a)(i) of the Disclosure Schedule, each Contract (including any Contract entered into in settlement or avoidance of litigation) pursuant to which any material Intellectual Property Rights or material Intellectual Property is licensed or otherwise provided (but not assigned) to any Acquired Corporation and that is either: (1) bundled, included, licensed or distributed with any Company Product or Company Product Software or part of any Company Product or Company Product Software; or (2) used to manufacture, develop, support, maintain or test any Company Product or Company Product Software and is not generally available on standard terms; and

(ii) in Part 2.9(a)(ii) of the Disclosure Schedule, each Company Contract that constitutes a Material Contract and each patent license or cross-license pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any material Company IP (other than non-exclusive licenses for Company Products or Company Product Software granted to customers in the ordinary course of business).

(b) The Company has Made Available to Parent a complete and accurate copy of each standard form of the following Company Contracts: (i) any Contract or terms and conditions for the sale, lease, license or provisioning of any Company Product or Company Product Software (in connection with quotations, purchase orders, purchase order acknowledgments, invoices or otherwise); (ii) any purchase or supply Contract for the sale to any Acquired Corporation of any part or component of any Company Product; (iii) any reseller, sales representative or distribution Contract for the sale or distribution of any Company Product or Company Product Software; (iv) any Contract with any Company Associate containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (v) any consulting or independent contractor Contract containing any assignment or license of Intellectual Property or Intellectual Property Rights or pertaining to the design or development of any Company Product or Company Product Software.

(c) The Acquired Corporations exclusively own all right, title and interest to and in the material Company IP (other than: (i) Intellectual Property Rights or Intellectual Property licensed to the Company, as identified in Part 2.9(a)(i) of the Disclosure Schedule or licensed to the Company from a third party pursuant to Contracts that do not constitute Material Contracts; and (ii) Intellectual Property Rights or Intellectual Property licensed to the Company that is (A) generally available on standard terms or is licensed under an Open Source License, and (B) is not Company Product Software) free and clear of any Encumbrances (other than licenses granted pursuant to the Contracts listed in Part 2.9(a)(ii) or Part 2.9(b) of the Disclosure Schedule or referenced in Section 2.9(b)). Without limiting the generality of the foregoing:

(i) each Company Associate who is or was since January 2005 involved in the creation or development of any material Company IP, material Company Product or material Company Product Software has signed a valid and enforceable agreement containing (A) an assignment of Intellectual Property Rights to the Acquired Corporation for which such Company Associate is or was an employee or independent contractor and (B) confidentiality provisions protecting the Company IP; and

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(ii) the Acquired Corporations own or otherwise have valid licenses to, and after the Closing the Surviving Corporation will continue to have, all material Intellectual Property Rights needed to conduct the business of the Acquired Corporations as currently conducted and currently planned by the Company to be conducted.

Without limiting the generality of the foregoing, to the Knowledge of the Company:

(i) no Company Associate has any claim, right (whether or not currently exercisable) or interest to or in any Company IP that has been developed for an Acquired Corporation (excluding, for example, any intellectual property licensed by an independent contractor or other Company Associated whether as part of a deliverable incorporated into a Company Product, Company Product Software or otherwise);

(ii) none of the Acquired Corporations is bound by, and no material Company IP is subject to, any settlement, Legal Proceeding, Order or judicial stipulation that limits or restricts, or would limit or restrict, in any material respect the ability of any Acquired Corporation to use, transfer, license, exploit, assert or enforce any material Company IP or that may adversely affect the validity of any material Company IP, material Company Product or material Company Software Product;

(iii) no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution were used, directly by an Acquired Corporation, to develop or create, in whole or in part, any Company IP, Company Product or Company Product Software (provided that the foregoing applies only to personnel and facilities that were, to the Knowledge of the Company, owned or employed by a Governmental Body, university, college, research institute or other educational institution at the time of such use);

(iv) each Acquired Corporation has taken reasonable steps to maintain the confidentiality of, and otherwise protect and enforce its rights in, all material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a trade secret;

(v) none of the Acquired Corporations has assigned or otherwise transferred ownership of, or granted an exclusive license to or agreed to grant an exclusive license to, or agreed to assign or otherwise transfer ownership of, any material Company IP to any other Person; and

(vi) none of the Acquired Corporations is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Acquired Corporations to: (A) grant or offer to any other Person any license or right to any material Company IP; or (B) ensure any material Company Product or material Company Product Software is compatible with or interoperates with a standard, product technology, operating system, or platform.

(d) Subject to the matters identified in Part 2.20(a) of the Disclosure Schedule, to the Knowledge of the Company, all material Company IP is valid, subsisting and enforceable, in that, to the Knowledge of the Company:

(i) each item of Company IP that is Registered IP is believed by the Company to be and to have been in compliance with all Legal Requirements, and all filings, payments and other actions required to be made or taken to maintain such item of Company IP in full force and effect have been made by the applicable deadline (or allowable extensions or grace periods thereof), and all documents and instruments necessary to perfect the rights of the appropriate Acquired Corporation in such item of material Company IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body;

(ii) no interference, opposition, reissue, reexamination or other interpartes Legal Proceeding of any nature (excluding, for avoidance of doubt, any examining attorney office action or any similar action by the United States Patent and Trademark Office or equivalent authority anywhere else in the world) is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any material Company IP is being, has been or would reasonably be expected to be contested or challenged; and

(iii) there is no basis for a claim that would reasonably be expected to result in a ruling, judgment or determination by any Governmental Body that any material Company IP that is owned by an Acquired

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Corporation and material to the business of the Acquired Corporations as currently conducted and currently planned by the Company to be conducted is invalid or unenforceable.

(e) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any other transaction contemplated by this Agreement will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, impose or declare: (i) a loss of, or Encumbrance on, any material Company IP; (ii) an obligation to make any payment or royalties or the loss or acceleration of any payment or royalties; (iii) a breach, modification, cancellation, termination or suspension of any Contract listed or required to be listed in Part 2.9(a)(i) of the Disclosure Schedule or any other Company Contract that constitutes a Material Contract relating to any material Company IP; (iv) the release, disclosure or delivery of any material Company IP by or to any escrow agent or other Person; (v) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any license or other right with respect to any Intellectual Property Right or Intellectual Property owned or controlled by Parent or any of Parent’s Subsidiaries; or (vi) any restriction on pursuing any claim or enforcing any material Intellectual Property Right or any other material restriction, including any noncompetition restriction, on the operation or scope of the business of any Acquired Corporation or Parent, in each case except as would not result in a Company Material Adverse Effect. All Company IP that is owned or purported to be owned by any Acquired Corporation is and after the consummation of the Merger will be fully transferable, alienable and licensable without material restriction and without any material payment of any kind to any Person.

(f) To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any material Company IP.

(g) None of the Acquired Corporations and none of the Company Products or Company Product Software has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person.

(h) No infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing against: (i) any Acquired Corporation; or (ii) any Person that is, or has asserted or would reasonably be expected to assert that it is, entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Corporation with respect to such claim or Legal Proceeding (including any claim or Legal Proceeding that has been settled, dismissed or otherwise concluded).

(i) None of the Acquired Corporations has received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person.

(j) Except for the Company’s obligations to indemnify customers, distributors, resellers and sales representatives against third party infringement claims based on Company Products or products, software or components incorporated therein that are contained in Company Contracts entered into in the ordinary course of business, none of the Acquired Corporations has assumed, or agreed to discharge or otherwise take responsibility for, any obligation to indemnify, defend, hold harmless or reimburse any other Person with respect to any intellectual property infringement, misappropriation or similar claim.

(k) To the Knowledge of the Company, no claim or Legal Proceeding involving any Intellectual Property or Intellectual Property Right licensed to any Acquired Corporation that is material to the business of the Acquired Corporations as currently conducted is pending or, to the Knowledge of the Company, has been threatened in writing, except for any such claim or Legal Proceeding that, if adversely determined, would not result in a Company Material Adverse Effect.

(l) To the Knowledge of the Company, none of the Company Product Software, when distributed by an Acquired Corporation (i.e., before receipt and further distribution by a distributor, reseller or OEM) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code intended to have any of the following functions: (i) materially disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) materially damaging or destroying any data or file without the user’s consent.

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(m) To the Knowledge of the Company, none of the Company Product Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any Open Source License) that requires or conditions the use or distribution of such Company Product Software on, the disclosure, licensing or distribution of any source code for any portion of such Company Product Software (except for disclosure, licensing, or distribution of minor modifications to the Open Source License source code).

(n) No source code for any material Company Product Software has been delivered, licensed or made available to any escrow agent or other Person (other than employees, contractors or consultants of the Acquired Corporations in the course of their employment or engagement for the Acquired Corporations). None of the Acquired Corporations has any duty or obligation (whether current, contingent or otherwise) to deliver, license or make available any source code for any Company Product Software to any escrow agent or other Person. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code for any material Company Product Software to any other Person. For avoidance of doubt, the Company is not required to identify in the Disclosure Schedule those employees, contractors or consultants of the Acquired Corporations who in the course of their employment or engagement for the Acquired Corporations have access to the source code for any Company Product Software.

(o) To the Knowledge of the Company, the Company has complied at all times and in all respects with all Company Privacy Policies and with all applicable Legal Requirements pertaining to privacy, user data, or Personal Data and none of (i) the execution, delivery, or performance of this Agreement or the Voting Agreement, (ii) the consummation of the Merger or any other transaction contemplated by this Agreement or by the Voting Agreement, or (iii) Parent’s possession or use of any user data, will or would be expected to result in any violation of any Company Privacy Policy or any Legal Requirement pertaining to privacy or Personal Data.

2.10  Contracts.

(a) Part 2.10 of the Disclosure Schedule identifies each Company Contract that constitutes a Listed Material Contract (as defined below). For purposes of this Agreement, each of the following Contracts (x) that is unexpired and effective as of the date of this Agreement or (y) under which any Acquired Corporation has ongoing rights or obligations, shall be deemed to constitute a “Listed Material Contract”:

(i) any Contract pursuant to which any of the Acquired Corporations is or would reasonably be expected to become obligated to (A) make any severance, termination or similar payment to any Company Associate (other than statutory payments required by applicable law), (B) provide extended health benefits (other than COBRA for a period of up to 90 days following termination of employment) following the termination of employment of (or other relationship with) any Company Associate, (C) extend the post-termination exercise period of any Company Equity Award beyond the period set forth in the applicable Company Equity Plan, or (D) provide any other benefit to a Company Associate upon termination (with or without cause) of such Company Associate’s employment or other relationship (other than statutory benefits required by applicable law);

(ii) any Contract relating to the disposition or acquisition by any Acquired Corporation of a business unit or material amount of assets outside the ordinary course of business;

(iii) any Contract that provides for indemnification of any Indemnified Person (as defined in Section 5.5(a));

(iv) any Contract imposing any restriction on the right or ability of any Acquired Corporation: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person; (C) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person; (D) to perform services for any other Person; or (E) to bring any claim or enforce any Intellectual Property Right against any Person;

(v) any Contract (other than Contracts evidencing Company Options or Company Stock-Based Awards): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities; (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect

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to any securities; or (C) providing to or imposing upon any of the Acquired Corporations any right of first refusal with respect to, or right or obligation to repurchase or redeem, any securities;

(vi) any Contract incorporating or relating to any guaranty, any warranty, any sharing of liabilities or any indemnity or similar obligation, except for (A) Contracts which do not differ materially from the standard forms Made Available by the Company to Parent, (B) the Company’s obligations to indemnify customers, distributors, resellers and sales representatives against third party infringement claims based solely on Company Products that are contained in Company Contracts entered into in the ordinary course of business; and (C) the Company’s obligations to indemnify certain licensors, suppliers and other vendors that are contained in Company Contracts entered into in the ordinary course of business;

(vii) any Contract relating to any currency hedging, swap or other financial derivative, material credit facility, outstanding letter of credit or bank guarantee;

(viii) any Contract relating to the lease of real property required to be identified in Part 2.8(a) of the Disclosure Schedule, and any Contract required to be identified in both Part 2.10(a)(i)-(vi) or (ix)-(xi) and Part 2.9(a)(i) of the Disclosure Schedule;

(ix) any Contract to license or authorize any Person to manufacture or reproduce any Company Product or Company Product Software with: (A) any material supplier of the Acquired Corporations, including any material component supplier, (B) any foundry, including any material silicon vendor, (C) any material manufacturer of Company Products, or (D) any sole source supplier of components or products that are not generally available on commercially standard terms from another supplier; and

(x) any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

(b) For purposes of this Agreement, each of the following Contracts (x) that is unexpired and effective as of the date of this Agreement or (y) under which any Acquired Corporation has ongoing rights or obligations, shall be deemed to constitute an “Other Material Contract”:

(i) any Contract (but, for avoidance of doubt, excluding purchase orders using the Company’s standard form) constituting or relating to a Government Contract;

(ii) any Contract that (A) contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $2,000,000 in any individual case and which may not be terminated without penalty upon notice of 90 days or less, or (B) contemplates or involves the performance of services having a value in excess of $2,000,000 calculated on a per invoice basis, other than any Contract (including any Contract identified in Part 2.9 of the Disclosure Schedule) or purchase order entered into in the ordinary course of business and other than obligations that are terminable by an Acquired Corporation on no more than 90 days notice without liability or financial obligation to any Acquired Corporation;

(iii) any Contract entered into prior to April 1, 2008 containing “standstill” or similar provisions; and

(iv) any other Contract, if a breach or termination of such Contract could reasonably be expected to have or result in a Company Material Adverse Effect.

(Listed Material Contracts and Other Material Contracts are referred to collectively as “Material Contracts.”) The Company has Made Available to Parent an accurate and complete copy of each Company Contract that constitutes a Material Contract.

(c) Except as would not have a Company Material Adverse Effect and except to the extent that they have previously expired in accordance with their terms, each Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable against the Acquired Corporations (and to the Knowledge of the Company is enforceable against each other party thereto) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(d) Except as would not have a Company Material Adverse Effect: (i) none of the Acquired Corporations has materially violated or breached, or committed any material default under, any Company Contract; (ii) to the

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Knowledge of the Company, no other Person has materially violated or breached, or committed any material default under, any Company Contract; and (iii) none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication regarding any actual or possible material violation or breach of, or material default under, any Company Contract that constitutes a Material Contract.

(e) Except as set forth in Part 2.10(e) of the Disclosure Schedule, to the Knowledge of the Company:

(i) none of the Acquired Corporations has had any determination of noncompliance, entered into any consent order or undertaken any internal investigation relating directly or indirectly to any Government Contract or Government Bid;

(ii) the Acquired Corporations have complied in all material respects with all Legal Requirements with respect to all Government Contracts and Government Bids;

(iii) none of the Acquired Corporations has, in obtaining or performing any Government Contract, violated in any material respect: (A) the Truth in Negotiations Act of 1962, as amended; (B) the False Claims Act; (C) the Anti-Kickback Act; (D) the International Traffic in Arms Regulations; (E) the Export Administration Regulations; (E) the Byrd Amendment; (F) the Buy American Act; (G) the Trade Agreements Act; (H) the Service Contract Act of 1963, as amended; (I) the Procurement Integrity Act, as amended; (J) the Federal Acquisition Regulation (“FAR”) or any applicable agency supplement thereto, including FAR 52.222-26 (Equal Opportunity), FAR 52.222-35 (Equal Opportunity for Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans), FAR 52.222-36 (Affirmative Action for Workers with Disabilities, and FAR 52.222-37 (Employment Reports on Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans); (K) the Cost Accounting Standards; (L) the National Industrial Security Program Operating Manual (DOD 5220.22-M); or (M) the Defense Industrial Security Regulation (DOD 5220.22-R) or any related security regulations;

(iv) all facts set forth in or acknowledged by any Acquired Corporation in any certification, representation or disclosure statement submitted by such Acquired Corporation with respect to any Government Contract or Government Bid were current, materially accurate and materially complete as of the date of submission;

(v) none of the Acquired Corporations and, to the Knowledge of the Company, no employee of any of the Acquired Corporations has been debarred or suspended from doing business with any Governmental Body;

(vi) no written negative determinations of responsibility have been issued against any Acquired Corporation in connection with any Government Contract or Government Bid;

(vii) no direct or indirect costs incurred by any Acquired Corporation have been questioned or disallowed as a result of a finding or determination of any kind by any Governmental Body;

(viii) no Governmental Body, and no prime contractor or higher-tier subcontractor of any Governmental Body, has withheld or set off, or threatened in writing to withhold or set off, any amount due to any Acquired Corporation under any Government Contract;

(ix) to the Knowledge of the Company, there are not and have not been any irregularities, misstatements or omissions made by any Acquired Corporation relating to any Government Contract or Government Bid that have led to (A) any administrative, civil, criminal or other investigation, Legal Proceeding or indictment involving any Acquired Corporation or any of its employees; (B) the questioning or disallowance of any costs submitted for payment by any Acquired Corporation; (C) the recoupment of any payments previously made to any Acquired Corporation; (D) a finding or claim of fraud, false claim, defective pricing, mischarging or improper payments on the part of any Acquired Corporation; or (E) the assessment of any penalties or damages of any kind against any Acquired Corporation;

(x) there is not any (A) outstanding claim against any Acquired Corporation by, or dispute involving any Acquired Corporation with, any Governmental Body, prime contractor, subcontractor, vendor or other Person arising under or relating to the award or performance of any Government Contract; (B) termination for default, termination for cause, show cause notice, or cure notice issued in writing by any Governmental Body, prime

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contractor or higher-tier subcontractor related to any Government Contract that is a Company Contract; or (D) final decision of any Governmental Body against any Acquired Corporation;

(xi) none of the Acquired Corporations is undergoing and none of the Acquired Corporations has undergone any audit by a Governmental Body;

(xii) none of the Acquired Corporations has entered into any financing arrangement or assignment of proceeds with respect to the performance of any Government Contract;

(xiii) no payment has been made by any Acquired Corporation or, to the Knowledge of the Company, by any Person acting on any Acquired Corporation’s behalf to any Person (other than to any bona fide employee or bona fide agency (as defined in subpart 3.4 of the FAR) of any Acquired Corporation) which is or was contingent upon the award of any Government Contract;

(xiv) in each case in which any Acquired Corporation has delivered or otherwise provided any Company IP to any Governmental Body, prime contractor or higher-tier subcontractor in connection with any Government Contract, such Acquired Corporation has marked such Company IP with all markings and legends (including any “restricted rights” legend and any “government purpose license rights” legend) necessary (under the FAR or other applicable Legal Requirements) to ensure that no Governmental Body or other Person is able to acquire any unlimited rights with respect to such technical data, computer software or Company IP;

(xv) to the Knowledge of the Company, none of the Acquired Corporations has made any disclosure to any Governmental Body pursuant to any voluntary disclosure agreement; and

(xvi) no Acquired Corporation is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body under or in connection with any Government Contract or Government Bid as a result of or by virtue of (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Merger or any other transaction contemplated by this Agreement.

2.11  Liabilities.  None of the Acquired Corporations has, and none of the Acquired Corporations is or would reasonably be expected to become responsible for performing or discharging, any accrued, contingent or other liabilities of any nature, either matured or unmatured, that are, individually or in the aggregate, material to the Acquired Corporations, except for: (a) liabilities reflected or reserved against on the Unaudited Interim Balance Sheet; (b) normal and recurring current liabilities that have been incurred by the Acquired Corporations since the date of the Unaudited Interim Balance Sheet in the ordinary course of business and consistent with past practices; (c) liabilities for performance of obligations of the Acquired Corporations under Company Contracts, to the extent such liabilities are readily ascertainable (in nature, scope and amount) from the written terms of such Company Contracts; (d) liabilities described in Part 2.11 of the Disclosure Schedule; and (e) liabilities that would not, in the aggregate, have a Company Material Adverse Effect.

2.12  Compliance with Legal Requirements.  Each of the Acquired Corporations is, and has at all times been, in compliance with all applicable Legal Requirements, except for any failure to comply that would not have a Company Material Adverse Effect. Since January 1, 2005, none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication from any Governmental Body regarding any actual or possible violation of, inquiry or investigation relating to or failure to comply with any Legal Requirement in any material respect.

2.13  Certain Business Practices; Export Compliance.

(a) None of the Acquired Corporations, and to the Knowledge of the Company, no director, officer, other employee or agent of any of the Acquired Corporations, has violated or operated in noncompliance with any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and, to the Knowledge of the Company, no Acquired Corporation and no such director, officer, other employee or agent has: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns. The Acquired Corporations have established reasonable internal controls and procedures to ensure compliance with the FCPA.

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(b) Except as set forth in Part 2.13(b) of the Disclosure Schedule, the Acquired Corporations have at all times been in compliance with all Legal Requirements, including the Export Administration Regulations (15 C.F.R. §§ 730-774), the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130), the Foreign Assets Control Regulations (31 C.F.R. §§ 500-598) and the Customs Regulations (19 C.F.R. §§ 1-357), relating to: (i) the export or transfer of commodities, software, technical data and technology, from the United States to any other country; (ii) the re-export or transfer of commodities, software, technical data and technology from any country outside the United States to any other country outside the United States; (iii) the release of software, technology or technical data to any non-U.S. national within or outside the United States; (iv) the importation into the United States of any products, merchandise, technology or software; (v) the provision of services to Persons outside the United States or to non-U.S. Persons within the United States; and (vi) the receipt or acquisition of services by Persons located outside the United States, or by non-U.S. nationals within the United States, in each case except for any failure to comply that would not have a Company Material Adverse Effect. Without limiting the foregoing, there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings against any Acquired Corporation with respect to such Acquired Corporation’s import, export or re-export transactions.

2.14  Governmental Authorizations.

(a) The Acquired Corporations hold, to the extent legally required, all material Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted. As of the date of this Agreement, all such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is, and at all times has been, in compliance with the terms and requirements of such Governmental Authorizations, except for any failure to comply that would not have a Company Material Adverse Effect. Since January 1, 2005, none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication from any Governmental Body regarding any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

(b) Part 2.14(b) of the Disclosure Schedule describes the terms of each material grant, incentive or subsidy provided or made available to or for the benefit of any of the Acquired Corporations by any U.S. or foreign Governmental Body or otherwise. Each of the Acquired Corporations is in full compliance with all of the terms and requirements of each grant, incentive and subsidy identified or required to be identified in Part 2.14(b) of the Disclosure Schedule. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any other transaction contemplated by this Agreement, does or will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any grant, incentive or subsidy identified or required to be identified in Part 2.14(b) of the Disclosure Schedule.

2.15  Tax Matters.

(a) Each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations before the Closing Date (the “Acquired Corporation Returns”): (i) has been or will be filed on or before the applicable due date (taking into account any extensions of such due date); and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. Each Acquired Corporation has timely withheld and timely paid all material Taxes which are required to have been withheld and paid by it in connection with amounts paid or owing to any employee, independent contractor, creditor, supplier, stockholder or other Person, other than Taxes described in the parenthetical in the next succeeding sentence. There are no material unsatisfied liabilities of the Acquired Corporations (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to any Tax (other than liabilities for Taxes that are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established on the Unaudited Interim Balance Sheet).

(b) The Unaudited Interim Balance Sheet fully accrues all actual and contingent material liabilities for Taxes with respect to all periods through the date of this Agreement in accordance with generally accepted accounting principles, except for liabilities for Taxes incurred since the date of the Unaudited Interim Balance Sheet in the operation of the business of the Acquired Corporations. The Company will establish, in the ordinary course of

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business and consistent with its past practices, reserves adequate for the payment of all material Taxes for the period from the date of the Unaudited Interim Balance Sheet through the Closing Date.

(c) No material Acquired Corporation Return is currently the subject of any examination or audit by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted (by the Company or any other Person) that is still in effect, and no such extension or waiver is currently being requested from any Acquired Corporation. None of the Acquired Corporations has received any notice or other communication (in writing or otherwise) that any material Acquired Corporation Return will be subject to an audit that has not commenced.

(d) No claim or Legal Proceeding with respect to any material Tax is pending or, to the Knowledge of the Company, has been threatened against or with respect to any Acquired Corporation. There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable.

(e) There are no agreements relating to allocating or sharing of Taxes to which any Acquired Corporation is a party, other than any such agreements to which only Acquired Corporations are parties. None of the Acquired Corporations is liable for Taxes of any other Person, or is currently under any contractual obligation to indemnify any Person with respect to any material amounts of such Person’s Taxes or is a party to any agreement providing for payments by an Acquired Corporation with respect to any amount of Taxes of any other Person, other than a Person that is an Acquired Corporation. For the purposes of this Section 2.15(e), commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by an Acquired Corporation and commercially reasonable agreements for the allocation of payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold by an Acquired Corporation in the ordinary course of business shall be disregarded.

(f) No Acquired Corporation has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(g) No Acquired Corporation is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h) No Acquired Corporation has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar Legal Requirement to which an Acquired Corporation may be subject, other than the affiliated group of which the Company is the common parent.

(i) The Company has Made Available to Parent accurate and complete copies of all federal and state income Tax Returns of the Acquired Corporations for all Tax years that remain open or are otherwise subject to audit, and all other material Tax Returns of the Acquired Corporations since April 2, 2003.

(j) No Acquired Corporation has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or similar transaction under any corresponding or similar Legal Requirement.

2.16  Employee and Labor Matters; Benefit Plans.

(a) Except as set forth in Part 2.16(a) of the Disclosure Schedule, none of the Acquired Corporations is a party to or bound by any collective bargaining agreement or union contract, and no collective bargaining agreement is being negotiated by any of the Acquired Corporations. To the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any employees. There is no labor dispute, strike or work stoppage pending against any of the Acquired Corporations or, to the Knowledge of the Company, threatened or reasonably anticipated that could interfere materially with the business activities of any Acquired Corporation. None of the Acquired Corporations has committed any unfair labor practice in connection with the operation of its business that would reasonably be expected to result in a material liability to such Acquired Corporation. There are no material actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened relating to any labor, safety or discrimination matters involving any Company Associate, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would reasonably be expected to result in a material liability to any of the Acquired Corporations.

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(b) None of the Acquired Corporations intends, and none of the Acquired Corporations has committed, to establish or enter into any new Company Employee Plan, Foreign Plan or Company Employee Agreement, or to modify any Company Employee Plan, Foreign Plan or Company Employee Agreement (except to conform any such Company Employee Plan, Foreign Plan or Company Employee Agreement to the requirements of Section 409A of the Code and any other applicable Legal Requirements).

(c) The Company has Made Available to Parent accurate and complete copies of: (i) all documents setting forth the terms of each material Company Employee Plan, each material Foreign Plan and each material Company Employee Agreement, including all amendments thereto and all related trust documents; and (ii) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan intended to be qualified under Section 401(a) of the Code.

(d) Each of the Acquired Corporations and Company Affiliates has performed in all material respects all obligations required to be performed by it under each Company Employee Plan, each Foreign Plan and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements. No material oral or written representation or commitment with respect to any Company Employee Plan or Foreign Plan has been made to any employee of any of the Acquired Corporations and Company Affiliates by an authorized employee of any of the Acquired Corporations and Company Affiliates that is not materially in accordance with the written or otherwise preexisting terms of such Company Employee Plan or Foreign Plan and that would reasonably be expected to result in material liability to any of the Acquired Corporations and Company Affiliates.

(e) None of the Acquired Corporations, and no Company Affiliate, has at any time since July 21, 2002 maintained, established, sponsored, participated in or contributed to any: (i) Company Pension Plan subject to Title IV of ERISA; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) plan subject to Section 413 of the Code.

(f) No Company Employee Plan, Foreign Plan or Company Employee Agreement provides (except at no cost to the Acquired Corporations or any Company Affiliate), or reflects or represents any liability of any of the Acquired Corporations and Company Affiliates to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements.

(g) Except as set forth in Part 2.16(g) of the Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution and delivery of this Agreement or the Voting Agreement, nor the consummation of the Merger or any other transaction contemplated by this Agreement or by the Voting Agreement will (either alone or upon the occurrence of termination of employment) constitute an event under any Company Employee Plan, Foreign Plan, Company Employee Agreement or other Company Contract, trust or loan that may result (either alone or in connection with any other circumstance or event) in or give rise directly or indirectly to: (i) any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; (ii) any “parachute payment” within the meaning of Section 280G(b)(2) of the Code: or (iii) the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code (or any comparable provision under state or foreign Tax laws). No Acquired Corporation is a party to any agreement to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code.

(h) There are no loans or other advances that have been made by any of the Acquired Corporations to any Company Associate that are currently outstanding, other than routine travel advances made to employees in the ordinary course of business.

2.17  Environmental Matters.

(a) Except as would not have a Company Material Adverse Effect, each of the Acquired Corporations: (i) is and has been in compliance in all material respects with, and has not been and is not in material violation of or subject to any material liability under, any applicable Environmental Laws (as defined below); and (ii) possesses all material permits and other material Governmental Authorizations required under applicable Environmental Laws, and is in compliance in all material respects with the terms and conditions thereof.

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(b) None of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, other overt communication, whether from a Governmental Body, Company Associate or, following the date of this Agreement, otherwise, that alleges that any of the Acquired Corporations is not or might not be in compliance in any material respect with any Environmental Law.

(c) To the Knowledge of the Company, except as would not have a Company Material Adverse Effect: (i) all Leased Real Property and any other property that is or was controlled or used by any of the Acquired Corporations, and all surface water, groundwater and soil associated with or adjacent to such property, is free in all material respects of any Materials of Environmental Concern (as defined below) or material environmental contamination of any nature; (ii) none of the Leased Real Property or any other property that is or was controlled or used by any of the Acquired Corporations contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (iii) none of the Leased Real Property or any other property that is or was controlled or used by any of the Acquired Corporations contains any septic or other tanks or leach field or other area into which process wastewater or any Materials of Environmental Concern have been Released (as defined below).

(d) Except as would not have a Company Material Adverse Effect, no Acquired Corporation has ever Released any Materials of Environmental Concern except in compliance in all material respects with all applicable Environmental Laws.

(e) Except as would not have a Company Material Adverse Effect, no Acquired Corporation has ever sent or transported, or arranged to send or transport, any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law: (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list; (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity; or (iii) is subject to a Legal Requirement to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make payment for the cost of cleaning up any site.

(f) For purposes of this Section 2.17: (i) “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is regulated by any Environmental Law; and (iii) “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional.

2.18  Insurance.  Each of the material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Company is in full force and effect. As of the date of this Agreement, none of the Acquired Corporations has received any written notice or, to the Knowledge of the Company, overt communication regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy; or (b) written notice of refusal of any coverage or rejection of any material claim under any such insurance policy. There is no pending workers’ compensation or other material claim under or based upon any insurance policy of any of the Acquired Corporations. With respect to each Legal Proceeding that has been filed against any Acquired Corporation, the Company has provided written notice of such Legal Proceeding to the appropriate insurance carrier(s), if any, and, no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed any of the Acquired Corporations of its intent to do so.

2.19  Transactions with Affiliates.  Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, between December 31, 2007 and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.19 of the Disclosure Schedule identifies each Person who may be deemed to be, in the Company’s reasonable judgment, an “affiliate” (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

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2.20  Legal Proceedings; Orders.

(a) Except as set forth in Part 2.20(a) of the Disclosure Schedule, there is no pending Legal Proceeding, and (to the Knowledge of the Company) no Person has threatened to commence any Legal Proceeding that, if adversely determined, would reasonably be expected to have or result in a Company Material Adverse Effect. The Company has established reasonable internal controls and procedures regarding appropriate retention of documents relevant to pending and threatened Legal Proceedings.

(b) There is no Order to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject.

2.21  Authority; Inapplicability of Anti-takeover Statutes; Binding Nature of Agreement.  The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has: (a) unanimously determined that the Merger and this Agreement are advisable and fair to and in the best interests of the Company and its stockholders; (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger; (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting (as defined in Section 5.2); and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Voting Agreement, the board of directors of the Company approved the Voting Agreement and the matters contemplated thereby for purposes of Section 203 of the DGCL. The board of directors of the Company has taken, and during the Pre-Closing Period the board of directors of the Company will take, all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Voting Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement or by the Voting Agreement.

2.22  Vote Required.  The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger or consummate the transactions contemplated by this Agreement.

2.23  Non-Contravention; Consents.  Except as set forth in Part 2.23 of the Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation of the Merger or any other transaction contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Charter Documents of any of the Acquired Corporations;

(b) assuming the filings, notices and Consents described in the last paragraph of this Section 2.23 are made, given and obtained, contravene, conflict with or result in a violation of any Legal Requirement or any Order to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject;

(c) contravene, conflict with or result in a material violation or breach of, or result in a material default under, any provision of any Company Contract, or give any Person the right to: (i) declare a material default or exercise any material remedy under any Company Contract; (ii) receive or obtain a material rebate, chargeback, penalty or change in delivery schedule under any Company Contract; (iii) accelerate the maturity or performance of any Company Contract; or (iv) cancel, terminate or materially modify any material right, benefit, obligation or other term of any Company Contract;

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(d) result in the imposition or creation of any material Encumbrance upon or with respect to any material asset owned or used by any of the Acquired Corporations (except for liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations); or

(e) result in the disclosure or delivery to any escrowholder or other Person of any source code for any Company Product Software, or the transfer of any material asset of any of the Acquired Corporations to any Person, except, in the case of clauses “(b)” through “(e)” as would not reasonably be expected, individually or on the aggregate, to have a Company Material Adverse Effect.

None of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement; or (y) the consummation of the Merger or any other transaction contemplated by this Agreement, except as may be required by the Securities Act, the Exchange Act, the DGCL, any applicable state or foreign securities laws, the HSR Act, any foreign antitrust Legal Requirement and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement), and except where the failure to make any such filing, give any such notice or obtain any such Consent would not, individually or in the aggregate, have a Company Material Adverse Effect.

2.24  Fairness Opinion.  The Company’s board of directors has received the written opinion of Merrill Lynch, Pierce, Fenner and Smith Incorporated (“Merrill Lynch”), financial advisor to the Company, dated July 21, 2008, to the effect that, as of the date of such opinion and subject to the matters set forth in such opinion, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company. The Company has furnished (solely for informational purposes) a copy of said written opinion to Parent.

2.25  Financial Advisor.  Except for Merrill Lynch, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has Made Available to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Merrill Lynch.

2.26  Full Disclosure.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements or information made or incorporated by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus by or about Parent or Merger Sub supplied by Parent for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus.

Section 3.  Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

3.1  Due Organization.  Parent and Merger Sub are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware.

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3.2  Authority; Binding Nature of Agreement.  Parent and Merger Sub have the absolute and unrestricted right, power and authority to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by any necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3  No Vote Required.  No vote of the holders of Parent Common Stock is required under applicable law to authorize the Merger.

3.4  Non-Contravention; Consents.  Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Merger Sub of the Merger will: (a) conflict with or result in any breach of the certificate of incorporation or bylaws of Parent or Merger Sub; or (b) result in a violation by Parent or Merger Sub of any Legal Requirement or Order to which Parent or Merger Sub is subject, except for any violation that will not have a material adverse effect on Parent’s ability to consummate the Merger. Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act, any foreign antitrust Legal Requirement and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement), neither Parent nor Merger Sub was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body prior to the Effective Time in connection with: (x) the execution, delivery or performance of this Agreement; or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.5  Valid Issuance.  The shares of Parent Common Stock to be issued pursuant to the Merger will, when issued in accordance with the requirements of this Agreement and other applicable documents, be fully paid, validly issued and non-assessable.

3.6  Financing.  Parent has delivered to the Company an accurate and complete copy of an executed debt commitment letter dated July 21, 2008, related term sheets and the exhibits attached thereto, from Bank of America N.A. and Morgan Stanley Senior Funding, Inc. and certain of their respective affiliates (collectively, the “Debt Commitment Letter”), pursuant to which, on the terms and subject to conditions of the Debt Commitment Letter, certain lenders have committed to provide Parent with loans in the amounts described in the Debt Commitment Letter (the “Debt Financing”). As of the date of this Agreement, the Debt Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, the other parties thereto. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any material respect. As of the date of this Agreement, Parent is not in material breach of any of its covenants set forth in the Debt Commitment Letter. Parent has paid any and all commitment or other fees payable by it under the Debt Commitment Letter that are due as of the date of this Agreement. Except for side letters, agreements, arrangements or understandings that would not reasonably be expected to materially impair the validity of the Debt Commitment Letter or the ability of Parent to consummate the Merger or materially decrease the amount of financing expected to be provided under the Debt Commitment Letter, there are no side letters or other agreements, arrangements or understandings with any lender relating to the Debt Financing to which Parent, Merger Sub or any of their affiliates is a party as of the date of this Agreement. Subject to its terms and conditions, the Debt Financing, if and when funded in accordance with the Debt Commitment Letter, will, when taken together with funds (including funds on hand) otherwise available to Parent and, assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, funds (including funds on hand) otherwise available to the Acquired Corporations, provide Parent with financing on the Closing Date sufficient to pay all cash amounts required to be paid by Parent and Merger Sub under this Agreement in connection with the Merger, together with any fees and expenses of or payable by Parent, Merger Sub and the Surviving Corporation with respect to the Merger and the Debt Financing on the Closing Date. Assuming that the Debt Financing is funded in accordance with the terms of the Debt Financing Letter, and assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, neither Parent nor Merger Sub will require any additional debt or financing other than as contemplated by the Debt Commitment Letter to satisfy its obligations under this

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Agreement. As of the date of this Agreement, the obligations of the lenders under the Debt Commitment Letter to make the Debt Financing available to Parent and Merger Sub pursuant to the terms of the Debt Commitment Letter are not subject to any conditions, other than those set forth in the Debt Commitment Letter. As of the date of this Agreement, assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, Parent (i) is not aware of any fact or occurrence that makes the Specified Representations (as that term is defined in Annex III to the Debt Commitment Letter) inaccurate in any material respect, (ii) has no reason to believe that it will be unable to comply on a timely basis with any covenant, or satisfy on a timely basis any condition, contained in the Debt Commitment Letter required to be complied with or satisfied by Parent or its affiliates, and (iii) has no reason to believe that any portion of the Debt Financing required to consummate the transactions contemplated hereby will not be made available to Parent or Merger Sub on the Closing Date. Subject to Sections 1.3, 8.1 and 8.3(f), in no event shall the receipt of the Debt Financing by Parent, Merger Sub or any of their respective affiliates be a condition to any of the obligations of Parent or Merger Sub hereunder.

3.7  Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent or Merger Sub. Assuming satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth in this Agreement, or the waiver of such conditions, and after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing and the payment of the aggregate consideration contemplated by Sections 1 and 5.3 and any other repayment or refinancing of debt that may be contemplated in the Debt Commitment Letter, and payment of all related fees and expenses, and assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, as of the date of this Agreement, Parent expects that at and immediately after the Effective Time: (a) the amount of the “fair saleable value” of the assets of Parent and its Subsidiaries (i) would exceed the total amount of liabilities, including contingent liabilities, of Parent and (ii) would exceed the amount that will be required to pay the probable liabilities of Parent’s then existing debts (including contingent liabilities) as such debts become absolute and matured considering all financing alternatives and potential asset sales reasonably available to Parent and its Subsidiaries; and (b) Parent and its Subsidiaries would not have an unreasonably small amount of capital for the operation of the business in which Parent is engaged at the Effective Time.

3.8  Disclosure.  None of the information to be supplied by or on behalf of Parent for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent for inclusion in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements or information made or incorporated by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus by or about the Company supplied by the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement or the Proxy Statement/Prospectus.

Section 4.  Certain Covenants of the Company

4.1  Access and Investigation.  During the period from the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access to the Acquired Corporations’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and Parent’s Representatives with such copies of the existing

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books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request. During the Pre-Closing Period, the Company shall, and shall cause the Representatives of each of the Acquired Corporations to, permit Parent’s senior officers to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of the Company responsible for the Company’s financial statements and the internal controls of the Acquired Corporations to discuss such matters as Parent may deem necessary or appropriate in order to enable Parent to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. The Company shall use its reasonable best efforts to deliver to Parent a statement setting forth the current dollar amounts of the consolidated unrestricted cash, cash equivalents and short-term investments of the Acquired Corporations, as well as related information, as soon as reasonably practicable following any reasonable request therefor by Parent. The Company shall use commercially reasonable efforts to notify Parent at least four days prior to any Acquired Corporation making any individual capital expenditure in an amount greater than $500,000. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, the Company shall promptly provide Parent with copies of:

(i) all material operating and financial reports prepared by the Acquired Corporations for the Company’s senior management, including copies of the unaudited monthly consolidated balance sheets of the Acquired Corporations and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows;

(ii) any written materials or communications sent by or on behalf of the Company to its stockholders;

(iii) any material notice, document or other communication (other than any communication that relates solely to routine commercial transactions and that is of the type sent in the ordinary course of business and consistent with past practices) sent by or on behalf of any of the Acquired Corporations to any party to any Company Contract that constitutes a Material Contract or sent to any of the Acquired Corporations by any party to any Company Contract that constitutes a Material Contract;

(iv) any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Acquired Corporations in connection with the Merger or any of the other transactions contemplated by this Agreement; and

(v) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body.

If the access to certain information to be granted to Parent pursuant to this Section 4.1 would reasonably be expected to result in a violation of applicable Legal Requirements or would otherwise be unreasonably disruptive to the operations of the Company, the Company and Parent shall cooperate in good faith to develop an alternative to furnishing such information to Parent and its Representatives to address such matters that is reasonably acceptable to Parent and the Company.

4.2  Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations: (A) in the ordinary course and in accordance with past practices; and (B) in compliance with all applicable Legal Requirements and the requirements of all Company Contracts that constitute Material Contracts; (ii) the Company shall use its reasonable best efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and other employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, distributors, resellers, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company shall keep in full force all insurance policies referred to in Section 2.18 (other than any such policies that are immediately replaced with substantially similar policies); (iv) the Company shall cause to be provided all notices, assurances and support required by any Company Contract relating to any Intellectual Property or Intellectual Property Right in order to ensure that no condition under such Company Contract occurs that would reasonably be expected to result in (A) any transfer or disclosure by any Acquired Corporation of any source code for any Company Product Software or (B) a release from any escrow of any source code for any Company Product Software that has been deposited or is required to be deposited in escrow under the

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terms of such Company Contract; and (v) the Company shall promptly notify Parent of (A) any written notice or other overt communication of which the Company has Knowledge from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to the Knowledge of the Company, threatened against, relating to, involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(b) During the Pre-Closing Period, except as set forth in Part 4.2(b) of the Disclosure Schedule, the Company shall not (without the prior written consent of Parent, which shall not be unreasonably withheld with respect to the matters described in clauses “(vi),” “(vii),” “(ix),” “(xi),” “(xii),” “(xix),” “(xx),” “(xxiv)” and “(xxv)” of this sentence), and the Company shall ensure that each of the other Acquired Corporations does not (without the prior written consent of Parent, which shall not be unreasonably withheld with respect to the matters described in clauses “(vi),” “(vii),” “(ix),” “(xi),” “(xii),” “(xix),” “(xx),” “(xxiv)” and “(xxv)” of this sentence) permit any of the other Acquired Corporations to:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, split, combine or reclassify any capital stock or repurchase, redeem or otherwise reacquire, directly or indirectly, any shares of capital stock or other securities, other than repurchases from employees of the Company following termination of employment pursuant to the terms of applicable pre-existing restricted stock agreements;

(ii) sell, issue, grant deliver or authorize the sale, issuance, delivery or grant of: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that: (1) the Company may issue shares of Company Common Stock (x) upon the valid exercise of Company Options outstanding as of the date of this Agreement or upon the vesting of Company Stock-Based Awards outstanding as of the date of this Agreement, and (y) pursuant to the Company ESPP; and (2) the Company may, in the ordinary course of business and consistent with past practices, grant to any employee of the Company below the level of Vice President (x) options (having an exercise price equal to the fair market value of the Company Common Stock covered by such options determined as of the time of the grant of such options, containing no vesting acceleration provisions and containing the Company’s standard vesting schedule) or (y) restricted stock units or restricted stock awards (containing no vesting acceleration provisions and containing the Company’s standard vesting schedule) under the Company Equity Plans in connection with either the hiring of such employee during the Pre-Closing Period or the Company’s annual employee review process, provided that (I) any such award grants made to newly-hired employees of the Company shall be made in accordance with the Company’s new hire guidelines set forth in Part 4.2(b)(ii)(I) of the Disclosure Schedule; and (II) any award grants made to Company employees in connection with the Company’s annual employee performance review process, shall be made in accordance with the guidelines set forth in Part 4.2(b)(ii)(I) of the Disclosure Schedule;

(iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Equity Plans or any provision of any Contract evidencing any outstanding Company Equity Award or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, restricted stock units, warrant or other security or any related Contract, other than any acceleration of vesting that occurs in accordance with the terms of a Company Contract in effect as of the date of this Agreement;

(iv) amend or permit the adoption of any amendment to any of its Charter Documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(v) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vi) make any capital expenditure that, when added to all other capital expenditures made by the Acquired Corporations during a particular fiscal quarter, exceeds the total amount budgeted for such fiscal quarter as set forth in Exhibit 4.2(b)(vi) to the Disclosure Schedule under the heading “Implied Capex”;

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(vii) other than in the ordinary course of business consistent with past practices (A) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract or (B) amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

(viii) grant any exclusive license or right with respect to any Company IP;

(ix) other than in the ordinary course of business consistent with part practices. enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract the effect of which would be to grant to any Person following the Merger any actual or potential right or license to any Intellectual Property Right owned as of the date of this Agreement by any Acquired Corporation or Parent;

(x) enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract containing, or otherwise subjecting any Acquired Corporation to, any non-competition, exclusivity or other material restriction on the operation of the business of any Acquired Corporation or Parent;

(xi) other than on the ordinary course of business consistent with past practices, enter into, renew or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract providing for future purchases of components, supplies or finished goods from any Person providing contract manufacturing or other component manufacturing or aggregation services;

(xii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, lease or license any right or other asset to any other Person (except in each case for assets (that are not material individually or in the aggregate) acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or, other than in the ordinary course of business in connection with the collection of accounts receivable, waive or relinquish any material right;

(xiii) other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(xiv) (A) make any pledge of any of its material assets or (B) permit any of its material assets to become subject to any Encumbrances, except for Encumbrances that do not materially detract from the value of such assets or materially impair the operations of any of the Acquired Corporations;

(xv) permit any cash, cash equivalents or short-term investments of the Acquired Corporations to become subject to any Encumbrance;

(xvi) lend money to any Person, incur or guarantee any indebtedness (including capital lease obligations) (other than indebtedness for reimbursement of expenses made in the ordinary course of business) or obtain or enter into any bond or letter of credit or any related Contract;

(xvii) establish, adopt, enter into or amend any Company Employee Plan or Company Employee Agreement, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of its directors or any of its officers or other employees (except that the Company: (A) may provide routine, reasonable salary increases to employees that are not at the Vice President level or above in the ordinary course of business and in accordance with past practices in connection with the Company’s customary employee review process; (B) may amend the Company Employee Plans to the extent required by Section 409A of the Code and other applicable Legal Requirements; and (C) may make customary bonus payments and profit sharing payments consistent with past practices in accordance with existing bonus and profit sharing plans referred to in Part 2.16(b) of the Disclosure Schedule);

(xviii) hire any employee (A) at the director level with compensation that is inconsistent with the Company’s compensation guidelines or its past practices; or (B) at the level of Vice President or above;

(xix) promote any employee except in order to fill a position below the level of Vice President that is vacated after the date of this Agreement;

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(xx) other than in the ordinary course of business consistent with past practices, materially change any of its pricing policies, product return policies, product maintenance polices, service policies, product modification or upgrade policies, personnel policies or other business policies, or any of its methods of accounting or accounting practices (other than as required by GAAP) in any respect;

(xxi) establish, adopt or amend any investment policy of the Acquired Corporations, make any investment that is inconsistent with any investment policy of the Acquired Corporations or make any investment in any mortgage-backed securities;

(xxii) make any material Tax election, amend or file a claim for refund with respect to any Tax Return described in Section 2.15(i), compromise or settle any Legal Proceeding with respect to any Tax or Tax-related matter, enter into or obtain any Tax ruling or take any action that would reasonably be expected to have a material and adverse impact on the Tax liability of any Acquired Corporation, except as required under applicable Legal Requirements;

(xxiii) commence any Legal Proceeding other than Legal Proceedings commenced for the routine collection of bills;

(xxiv) settle any claim or Legal Proceeding other than claims or Legal Proceedings against the Acquired Corporations that do not relate to Tax or Tax-related matters and with respect to which the settlement involves solely the payment by the Acquired Corporations of an amount less than $500,000 individually and less than $1,000,000 in the aggregate for all such claims and Legal Proceedings settled during the Pre-Closing Period; or

(xxv) agree or commit to take any of the actions described in clauses “(i)” through “(xxiv)” of this Section 4.2(b).

4.3  No Solicitation.

(a) The Company shall not directly or indirectly, and shall ensure that the other Acquired Corporations and their respective Representatives do not directly or indirectly: (i) solicit, initiate, knowingly encourage, induce or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, except to disclose the existence and terms of this Section 4.3; (iv) approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry; or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction.

(b) Notwithstanding anything to the contrary contained in Section 4.3(a), if (x) prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company receives an unsolicited, bona fide, written Acquisition Proposal that the Company’s board of directors has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor) is, or is reasonably likely to lead to, a Superior Offer, and that is not withdrawn, and (y) neither any Acquired Corporation nor any Representative of any Acquired Corporation has breached or taken any action inconsistent with any of the provisions set forth in this Section 4.3, then the Company may then take the following actions (but only if and to the extent that its board of directors concludes in good faith, following the receipt of advice of its outside legal counsel and its financial advisor, that the failure to do so would be reasonably likely to constitute a breach of its fiduciary obligations under applicable Legal Requirements):

(i) furnish nonpublic information to the Person making such Acquisition Proposal, provided that (A) prior to furnishing any such nonpublic information to such Person, the Company gives Parent written notice that it is furnishing such nonpublic information to such Person, (B) prior to furnishing any such nonpublic information to such Person, the Company receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person and such Person’s Representatives on the Company’s behalf, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, and (C) contemporaneously with furnishing any such nonpublic information to

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such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

(ii) engage in negotiations with such Person with respect to such Acquisition Proposal, provided that prior to engaging in negotiations with such Person, the Company gives Parent written notice of its intention to engage in negotiations with such Person.

Without limiting the generality of the foregoing, the Company acknowledges and agrees that any action inconsistent with any of the provisions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this Section 4.3 by the Company.

(c) The Company shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed with respect to: (i) the status of any such Acquisition Proposal or Acquisition Inquiry; and (ii) the status and terms of any material modification or proposed material modification thereto. The Company agrees that it shall not enter any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent.

(d) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry.

(e) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights, and will use its reasonable best efforts to cause each such agreement to be enforced at the request of Parent. The Company also shall promptly request each Person that has executed a confidentiality or similar agreement in connection with its consideration of a possible Acquisition Transaction or a possible equity investment in any Acquired Corporation to return to the Acquired Corporations, or, alternatively, to destroy and certify to the Company the destruction of, all confidential information heretofore furnished to such Person by or on behalf of any of the Acquired Corporations.

(f) Nothing contained in this Agreement shall prohibit the Company or its board of directors from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, except that the board of directors of the Company shall not be permitted to withdraw the Company Board Recommendation or modify the Company Board Recommendation in a manner adverse to Parent except as specifically provided in Section 5.2(c).

Section 5.  Additional Covenants of the Parties

5.1  Registration Statement; Prospectus/Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Prospectus/Proxy Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Prospectus/Proxy Statement will be included as a prospectus. Prior to the filing of the Prospectus/Proxy Statement and the Form S-4 Registration Statement, each of Parent and the Company shall give the other a reasonable opportunity to review and comment on such documents in advance of filing and shall consider in good faith the comments reasonably proposed by the other. Each of Parent and the Company shall use its reasonable best efforts to cause the Form S-4 Registration Statement and the Prospectus/Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company shall use its reasonable best efforts to cause the Prospectus/Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Acquired Corporations and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated

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by this Section 5.1. If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Prospectus/Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company. Parent shall promptly furnish to the Company all information concerning Parent that may be required or reasonably requested in connection with the preparation of the Prospectus/Proxy Statement. If any event relating to Parent or its Subsidiaries occurs, or if Parent becomes aware of any information, that should be disclosed in an amendment or supplement to the Prospectus/Proxy Statement, then Parent shall promptly inform the Company thereof and shall cooperate with the Company in filing such amendment or supplement with the SEC. Each of Parent and the Company will notify the other promptly upon the receipt of any written or oral comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Form S-4 Registration Statement and/or the Prospectus/Proxy Statement. Each of Parent and the Company shall cooperate and provide the other (and the other’s counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or Prospectus/Proxy Statement prior to filing such amendment or supplement with the SEC, and will provide each other with a copy of all such filings made with the SEC. Neither Parent nor the Company shall make or file any amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 Registration Statement without the approval of the other party (which will not be unreasonably withheld, conditioned or delayed), except to the extent such amendment or supplement is required by applicable Legal Requirements. Parent shall advise the Company promptly after it receives notice of the Form S-4 Registration Statement being declared effective, the issuance of any stop order relating thereto or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction.

(b) Subject to their respective obligations to comply with all disclosure-related and other applicable Legal Requirements, Parent and the Company shall use their reasonable best efforts to cause the Form S-4 Registration Statement to be filed with the SEC as promptly as practicable following the date of this Agreement and to cause the Form S-4 Registration Statement to be declared effective by the SEC as promptly as practicable following the filing thereof with the SEC.

(c) As promptly as practicable after the date of this Agreement, Parent shall use its reasonable best efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued pursuant to the Merger will (to the extent required) be registered or qualified or exempt from registration or qualification under the securities laws of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders’ Meeting; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

5.2  Company Stockholders’ Meeting.

(a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement (the “Company Stockholders’ Meeting”). The Company Stockholders’ Meeting shall be held (on a date selected by the Company, subject to the approval of Parent, which shall not be unreasonably withheld or delayed) as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) Subject to Section 5.2(c): (i) the Prospectus/Proxy Statement shall include a statement to the effect that the board of directors of the Company (A) has unanimously determined that the Merger and this Agreement are advisable and (B) unanimously recommends that the Company’s stockholders vote to adopt this Agreement at the Company Stockholders’ Meeting (the unanimous determination that the Merger and this Agreement are advisable and the unanimous recommendation of the Company’s board of directors that the Company’s stockholders vote to adopt this Agreement being collectively referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no

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resolution by the board of directors of the Company or any committee thereof to withdraw the Company Board Recommendation or to modify the Company Board Recommendation in a manner adverse to Parent shall be adopted or proposed (it being understood that the Company Board Recommendation shall be deemed to have been modified in a manner adverse to Parent if it shall no longer be unanimous). The Company shall ensure that the Prospectus/Proxy Statement includes the opinion of the financial advisor referred to in Section 2.24.

(c) Notwithstanding anything to the contrary contained in Section 5.2(b), at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent:

(i) if: (A) an unsolicited, bona fide, written offer to purchase all of the outstanding shares of Company Common Stock is made to the Company and is not withdrawn; (B) such unsolicited, bona fide, written offer was not obtained or made as a direct or indirect result of a material breach by any Acquired Corporation of (or any action inconsistent with) this Agreement, the Confidentiality Agreement or any “standstill” or similar agreement under which any Acquired Corporation has any rights or obligations; (C) the Company provides Parent, at least two business days prior to any meeting of the Company’s board of directors at which such board of directors will consider and determine whether such offer is a Superior Offer, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting, the terms and conditions of the offer that is the basis of the potential action by the board of directors (including a copy of any draft definitive agreement relating to such offer to the extent such a draft definitive agreement exists) and the identity of the Person making such offer; (D) the Company’s board of directors determines in good faith, after obtaining and taking into account the advice of its financial advisor, that such offer constitutes a Superior Offer; (E) the Company’s board of directors determines in good faith, after obtaining and taking into account the advice of the Company’s outside legal counsel, that, in light of such Superior Offer, the failure to so withdraw or modify the Company Board Recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (F) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within the period of five business days after Parent receives written notice from the Company confirming that the Company’s board of directors has determined that such offer is a Superior Offer and that the Company’s board of directors has determined that the failure to withdraw or modify the Company Board Recommendation in light of such Superior Offer would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (G) during such five business day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that the offer that was determined to constitute a Superior Offer no longer constitutes a Superior Offer or that no withdrawal or modification to the Company Board Recommendation is required as a result of such offer; and (H) at the end of such five business day period, such offer has not been withdrawn and continues to constitute a Superior Offer and the failure to withdraw or modify the Company Board Recommendation would continue to be reasonably likely to constitute a breach of the fiduciary obligations of the Company’s board of directors to the Company’s stockholders under applicable Legal Requirements in light of such Superior Offer (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(G)” or otherwise); or

(ii) if: (A) there shall occur or arise after the date of this Agreement a material development or material change in circumstances that relates to the Acquired Corporations but does not relate to any Acquisition Proposal (any such material development or material change in circumstances unrelated to an Acquisition Proposal being referred to as an “Intervening Event”); (B) no Acquired Corporation, and no Representative of any Acquired Corporation, had Knowledge, as of the date of this Agreement, that such Intervening Event was reasonably likely to occur or arise after the date of this Agreement; (C) the Company provides Parent, at least two business days prior to any meeting of the Company’s board of directors at which such board of directors will consider and determine whether such Intervening Event may require the Company to withdraw or modify the Company Board Recommendation, with a written notice specifying the date and time of such meeting, the reasons for holding such meeting and a description of such Intervening Event; (D) the Company’s board of directors determines in good faith, after obtaining and taking into account the advice of its outside legal counsel, that, in light of such Intervening Event, the failure to so withdraw or modify the Company Board

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Recommendation would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (E) the Company Board Recommendation is not withdrawn or modified in a manner adverse to Parent at any time within the period of five business days after Parent receives written notice from the Company confirming that the Company’s board of directors has determined that the failure to withdraw or modify the Company Board Recommendation in light of such Intervening Event would be reasonably likely to constitute a breach of its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; (F) during such five business day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that no withdrawal or modification to the Company Board Recommendation is legally required as a result of such Intervening Event; and (G) at the end of such five business day period, the failure to withdraw or modify the Company Board Recommendation would still be reasonably likely to constitute a breach of the fiduciary obligations of the Company’s board of directors to the Company’s stockholders under applicable Legal Requirements in light of such Intervening Event (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(F)” or otherwise).

The Company shall ensure that any withdrawal or modification of the Company Board Recommendation: (1) shall not affect the validity of the original approval of this Agreement as of the date of this Agreement or any other approval of the Company’s board of directors; and (2) shall not have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the Merger or any of the other transactions contemplated by this Agreement or by the Voting Agreement.

(d) Notwithstanding the terms of Section 5.2(a), if on a date for which the Company Stockholders’ Meeting is scheduled (the “Company Meeting Original Date”), the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement, whether or not a quorum is present, the Company shall cause the Company Stockholders’ Meeting to be postponed or adjourned to a date that is the sooner of 20 business days after the Company Meeting Original Date and two business days prior to the End Date (as defined in Section 8.1(b)), or to such other date as Parent and the Company may mutually determine.

(e) The Company’s obligation to call, give notice of and hold the Company Stockholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, by any Intervening Event or by any withdrawal or modification of the Company Board Recommendation.

5.3  Stock Options, RSUs and ESPP.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, other than the Identified Company Options (as defined in Section 5.3(b)), shall be converted into and become an option to purchase Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (i) assuming such Company Option; or (ii) replacing such Company Option by issuing a reasonably equivalent replacement stock option to purchase Parent Common Stock in substitution therefor, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Equity Plan and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed or replaced by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Company Option assumed or replaced by Parent may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Company Option assumed or replaced by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed or replaced by Parent shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) subject to the terms of the stock option agreement by which such Company Option is evidenced, any restriction on the exercise of any Company Option assumed or replaced by Parent shall continue in full force and effect and the term,

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exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged as a result of the assumption or replacement of such Company Option; provided, however, that Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Company Option assumed or replaced by Parent. The “Conversion Ratio” shall be equal to the sum of (1) the Exchange Ratio; plus (2) the fraction having a numerator equal to the Per Share Cash Amount and having a denominator equal to the average of the closing sale prices of a share of Parent Common Stock as reported on the NASDAQ Global Select Market for each of the five consecutive trading days immediately preceding the Closing Date (the “Average Parent Stock Price”).

(b) Prior to the Effective Time, the Company shall cause each unexercised Identified Company Option that is outstanding immediately prior to the Effective Time (whether or not vested) to be cancelled, terminated and extinguished as of the Effective Time, and upon the cancellation thereof the holder of each such Identified Company Option shall be granted the right to receive, in respect of each share of Company Common Stock subject to such Identified Company Option immediately prior to such cancellation, an amount (subject to any applicable withholding Tax) in cash equal to: (i) the sum of (A) the Per Share Cash Amount plus (B) an amount equal to the product of the Exchange Ratio multiplied by the Average Parent Stock Price (such sum being referred to as the “Gross Cash Amount”); minus (ii) the exercise price per share of Company Common Stock subject to such Identified Company Option (it being understood that, if the exercise price payable in respect of a share of Company Common Stock subject to any such Identified Company Option equals or exceeds the Gross Cash Amount, then the amount payable under this Section 5.3(b) with respect to such Identified Company Option shall be zero). Each holder of an outstanding Identified Company Option cancelled as provided in this Section 5.3(b) shall cease to have any rights with respect thereto, except the right to receive the cash consideration (if any) specified in this Section 5.3(b), without interest. Parent shall cause the cash payments described in this Section 5.3(b) to be paid promptly following the Effective Time. For purposes of this Agreement, an “Identified Company Option” shall mean a Company Option identified by Parent prior to the Effective Time that is held by: (1) any member of the board of directors of the Company; (2) any of the individuals listed on Schedule 5.4(b) who may be designated by Parent in writing prior to the Effective Time as a holder of Identified Company Options prior to the Effective Time; or (3) any other Company Associate mutually agreed upon by Parent and the Company in writing.

(c) At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not vested, other than the Identified Company RSUs (as defined in Section 5.3(d)), shall be converted into and become a right to be issued Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (i) assuming such Company RSU; or (ii) replacing such Company RSU by issuing a reasonably equivalent replacement right to be issued Parent Common Stock in substitution therefor, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Equity Plan and the terms of the award agreement by which such Company RSU is evidenced. All rights with respect to Company Common Stock under Company RSUs assumed or replaced by Parent shall thereupon be converted into rights to be issued Parent Common Stock upon settlement of such assumed or replaced Company RSUs. Accordingly, from and after the Effective Time: (A) each Company RSU assumed or replaced by Parent will represent a right to be issued solely shares of Parent Common Stock upon settlement thereof; (B) the number of shares of Parent Common Stock subject to each Company RSU assumed or replaced by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company RSU immediately prior to the Effective Time by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (C) subject to the terms of the award agreement by which such Company RSU is evidenced, any restriction on the issuance of shares under any Company RSU assumed or replaced by Parent shall continue in full force and effect and the term, vesting schedule and other provisions of such Company RSU shall otherwise remain unchanged as a result of the assumption or replacement of such Company RSU; provided, however, that Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Company RSU assumed or replaced by Parent.

(d) Prior to the Effective Time, the Company shall cause each Identified Company RSU that is outstanding immediately prior to the Effective Time (whether or not vested) to be cancelled, terminated and extinguished as of the Effective Time, and upon the cancellation thereof the holder of each such Identified Company RSU shall be

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granted the right to receive, in respect of each share of Company Common Stock subject to such Identified Company RSU immediately prior to such cancellation, an amount (subject to any applicable withholding Tax) in cash equal to the Gross Cash Amount. Each holder of an outstanding Identified Company RSU cancelled as provided in this Section 5.3(d) shall cease to have any rights with respect thereto, except the right to receive the cash consideration specified in this Section 5.3(d), without interest. Parent shall cause the cash payments described in this Section 5.3(d) to be paid promptly following the Effective Time. For purposes of this Agreement, an “Identified Company RSU” shall mean each Company RSU identified by Parent prior to the Effective Time that is held by: (1) any member of the board of directors of the Company; (2) any of the individuals listed on Schedule 5.4(b) who may be designated by Parent in writing prior to the Effective Time as a holder of Identified Company RSUs; or (3) any other Company Associate mutually agreed upon by Parent and the Company in writing.

(e) Parent shall file with the SEC, no later than 15 business days after the date on which the Merger becomes effective, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Company Options and Company RSUs assumed or replaced by Parent in accordance with Sections 5.3(a) and 5.3(c), and shall use its reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or restricted stock units remain outstanding.

(f) At the Effective Time, if Parent determines that it desires to do so, Parent may assume any or all of the Company Equity Plans or merge any such Company Equity Plan into any equity incentive plan of Parent. If Parent elects to so assume or merge any Company Equity Plan, then, under such Company Equity Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Legal Requirements, using the share reserves of such Company Equity Plan as of the Effective Time (including any shares returned to such share reserves as a result of the termination of Company Options and Company RSUs that are assumed or replaced by Parent pursuant to Sections 5.3(a) and 5.3(c)), except that: (i) stock covered by such awards shall be shares of Parent Common Stock; (ii) all references in such Company Equity Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (iii) Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of such Company Equity Plan.

(g) Prior to the Effective Time, the Company shall take all action that may be necessary (under the Company Equity Plans and otherwise) to effectuate the provisions of this Section 5.3 and to ensure that, from and after the Effective Time, holders of Company Options and Company RSUs have no rights with respect thereto other than those specifically provided in this Section 5.3.

(h) Prior to the Effective Time, Parent shall, in its sole discretion, elect to either (x) assume or replace the Company ESPP Options in accordance with Section 5.3(h)(i), or (y) cause the Company ESPP to be terminated prior to the Effective Time in accordance with Section 5.3(h)(ii). Parent may make different elections with respect to the Company ESPP as it applies to participants in the United States and in foreign jurisdictions, as Parent, in its sole discretion, shall determine. Parent shall notify the Company of its election no less than fifteen days prior to the Closing.

(i) If Parent elects to assume or replace the Company ESPP Options, at the Effective Time, each Company ESPP Option under the Company ESPP that is outstanding and unexercised immediately prior to the Effective Time and for which a Company ESPP Offering Period has not expired shall be converted into and become an option to purchase Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (A) assuming such Company ESPP Option; or (B) replacing such Company ESPP Option by issuing a reasonably equivalent replacement stock option to purchase Parent Common Stock in replacement therefor, in either case in accordance with the terms of the Company ESPP (as in effect on the date of this Agreement) and the terms of the Company ESPP Subscription Agreement (as in effect immediately prior to the Effective Time) of each Company Associate who is participating in the Company ESPP immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company ESPP Options assumed or replaced by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time:

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(1) each Company ESPP Option assumed or replaced by Parent will be automatically exercised solely for shares of Parent Common Stock; (2) the number of shares of Parent Common Stock subject to each Company ESPP Option assumed or replaced by Parent shall be determined by dividing the Company ESPP Contributions of each participant in the Company ESPP as of the applicable Company ESPP Purchase Date by the per share exercise price determined pursuant to clause “(3)” of this sentence, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (3) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company ESPP Option assumed or replaced by Parent shall be determined to be the lower of (x) 85% of the Company ESPP Offering Date Fair Market Value divided by the Conversion Ratio, rounding the resulting exercise price up to the nearest whole cent, and (y) 85% of the Parent Common Stock Fair Market Value on the Company ESPP Purchase Date, rounding the exercise price up to the nearest whole cent; and (D) any restriction on a Company ESPP Option, as set forth in the terms of the Company ESPP (as in effect on the date of this Agreement) and in a Company ESPP Subscription Agreement (as in effect immediately prior to the Effective Time) shall continue in full force and effect notwithstanding such assumption or replacement.

(ii) If Parent elects to cause the Company ESPP to be terminated prior to the Effective Time, the Company shall take all action that may be necessary to: (A) cause any outstanding offering period under the Company ESPP to be terminated as of the last business day prior to the date on which the Merger becomes effective; (B) make any pro-rata adjustments that may be necessary to reflect the shortened Company ESPP Offering Period, but otherwise treat such shortened Company ESPP Offering Period as a fully effective and completed Company ESPP Offering Period for all purposes under the Company ESPP; (C) cause the exercise (as of the last business day prior to the date on which the Merger becomes effective) of each outstanding Company ESPP Option; and (D) provide that no further Company ESPP Offering Period or Company ESPP Purchase Period shall commence after the Effective Time; provided, however, that the actions described in clauses “(A)” through “(D)” of this sentence shall be conditioned upon the consummation of the Merger. On such new Company ESPP Purchase Date, the Company shall apply each participant’s Company ESPP Contributions as of such date to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company shall terminate the Company ESPP.

5.4  Employee Benefits.

(a) As of the Closing Date and for a period of at least one year following the Closing Date, Parent, in its sole and absolute discretion, shall be permitted to do any of the following: (x) cause the Company Employee Plans to remain in effect; (y) subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements, permit employees of the Acquired Corporations who continue employment with Parent, any Acquired Corporation or the Surviving Corporation following the Closing Date (“Continuing Employees”), and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including any generally available vacation, sick, personal time off plans or programs, but excluding the stock compensation plans or arrangements) of Parent on terms not materially less favorable than those provided to similarly situated employees of Parent; or (z) cause any one or more Company Employee Plans to remain in effect as contemplated by clause “(x)” of this sentence and permit Continuing Employees to participate in any one or more benefit plans, programs or policies of Parent as contemplated by clause “(y)” of this sentence. Following the Effective Time, Parent shall cause the Surviving Corporation to comply with the terms of the Company’s Executive Incentive Plan approved by the board of directors of the Company on June 5, 2008, and for purposes of determining the amount that may be earned by a participant in such plan and may become payable by the Surviving Corporation to such participant under such plan, the Company shall be deemed to have achieved at least 100% of the Company’s performance goals under such plan and such participant shall be deemed to have achieved 100% of such participant’s individual performance goals under such plan. If Parent elects to have Continuing Employees and their eligible dependents participate in any employee benefit plan, program or policy of Parent following the Closing Date, then, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements:

(i) each such Continuing Employee will receive credit for purposes of eligibility to participate, level of benefits, vesting and vacation, sick and personal time off (but not for purposes of benefit accrual) under such plan, program or policy for years of service with an Acquired Corporation, provided that such credit (A) does

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not result in a duplication of benefits, compensation, incentive or otherwise and (B) does not result in an increase in the level of benefits beyond which a similarly situated employee of Parent would be entitled; and

(ii) if such plan, program or policy is a group health plan of Parent in which Continuing Employees and their eligible dependents will participate, Parent will use its reasonable best efforts to cause any pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under such plan to be waived and will use its reasonable best efforts to provide credit for any co-payments and deductibles paid by the Continuing Employees prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under such plan that may apply after the Closing Date.

If Parent, in its sole discretion, elects to terminate a flexible spending account for medical or dependent care expenses under a Company Employee Plan pursuant to Sections 125 and 129 of the Code (the “Company FSA”) during the calendar year in which the Closing occurs, then, for each Continuing Employee who is a participant, and maintains a positive account balance, in the Company FSA (a “Participating FSA Employee”), on the first day such Participating FSA Employee is eligible to participate in the flexible spending account for medical or dependent care expenses under an employee benefit plan of Parent pursuant to Sections 125 and 129 of the Code (the “Parent FSA”), Parent will use its reasonable best efforts to cause the Parent FSA to assume such Participating FSA Employee’s account balance under the Company FSA and the elections made thereunder attributable to such Participating FSA Employee.

(b) Nothing in this Section 5.4 or elsewhere in this Agreement shall be construed to create a right in any Company Associate to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent. Except for Indemnified Persons to the extent of their respective rights pursuant to Section 5.5, no Company Associate, and no Continuing Employee, shall be deemed to be a third party beneficiary of this Agreement. Nothing in this Section 5.4 shall limit the effect of Section 9.8.

(c) Unless otherwise requested by Parent in writing at least five days prior to the Closing Date, the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day prior to the date on which the Merger becomes effective, (i) any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”), and (ii) the Company’s bonus vacation program as described in the Company’s Employee Handbook 2008 (the “Bonus Vacation Program”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company’s board of directors of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and approval of Parent). The Company also shall take such other actions in furtherance of terminating such Company 401(k) Plan as Parent may reasonably request. If the Company is required to terminate the Bonus Vacation Program, the Company shall, effective upon termination thereof, award each employee of the Company who is eligible to earn a bonus vacation under the Bonus Vacation Program the prorated number of bonus vacation days or partial days that, when compared with the full award of 10 days, corresponds to the proportion that the number of days of service performed by such employee bears toward the four-year period required to earn a final vacation bonus award.

(d) To the extent any employee notification or consultation requirements are imposed by applicable Legal Requirements with respect to the transactions contemplated by this Agreement, the Company shall cooperate with Parent to ensure that such notification or consultation requirements are complied with prior to the Effective Time. Prior to the Effective Time, neither the Company nor any ERISA Affiliate shall communicate with Continuing Employees regarding post-Closing employment matters, including post-Closing employee benefits and compensation, without the prior written approval of Parent, which shall not be unreasonably withheld.

5.5 Indemnification of Officers and Directors.

(a) Parent and the Company agree that all rights to exculpation, indemnification and advancement of expenses existing as of the date of this Agreement in favor of the current or former directors or officers of the Acquired Corporations (each, an “Indemnified Person”) as provided in their respective Charter Documents or in any Indemnification Agreement (as defined below) shall survive the Merger and shall continue in full force and effect, but only to the extent such rights to exculpation, indemnification and advancement of expenses are available under

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and consistent with Delaware law. For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s Charter Documents as in effect as of the date of this Agreement or in any Indemnification Agreements, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Acquired Corporations; provided, however, that all rights to indemnification in favor of such current or former directors or officers in respect of any Action (as defined in Section 5.5(b)) pending or asserted or any claim made against them within such six-year period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.5. For purposes of this Agreement, “Indemnification Agreement” shall mean any indemnification agreement between an Acquired Corporation and an Indemnified Person in his or her capacity as a director or officer of an Acquired Corporation, as such agreement is in effect as of the date of this Agreement.

(b) Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Person to the fullest extent permitted by applicable Legal Requirements), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”) arising out of, relating to or in connection with any action or omission by such Indemnified Person occurring or alleged to have occurred before the Effective Time in connection with such Indemnified Person serving as an officer or director of any Acquired Corporation; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation shall only be required to indemnify and hold harmless, or advance expenses to, an Indemnified Person if and to the same extent such Indemnified Person is entitled to be indemnified by an Acquired Corporation or has the right to advancement of expenses from an Acquired Corporation pursuant to (i) the Charter Documents of such Acquired Corporation as in effect as of the date of this Agreement or (ii) any Indemnification Agreement between such Acquired Corporation and such Indemnified Person. In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Person in the defense of any such Action.

(c) Prior to the Effective Time, the Company shall purchase a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Acquired Corporations (the “Existing D&O Policies”) with respect to matters arising on or before the Effective Time, covering without limitation (to the extent covered by the Existing D&O Policies) the transactions contemplated by this Agreement (the “Tail Policy”); provided, however, that if such “tail” policy is not available at a cost of less than 300% of the annual premium paid by the Company in 2007 for the Existing D&O Policies (the “Maximum Premium Amount”), the Company shall purchase as much coverage as is available for such amount. Parent shall cause the Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. In the event that any of the carriers issuing or reinsuring the Tail Policy shall become insolvent or otherwise financially distressed such that any of them is unable to satisfy its financial obligations under the Tail Policy at any time during the aforementioned six-year period, Parent agrees that it shall, from time to time, cause the Tail Policy to be replaced with another prepaid “tail” policy on terms and conditions providing substantially equivalent benefits and coverage levels as the Tail Policy, with a term extending for the remainder of such six-year period (the “New Tail Policy”); provided, however, that in no event shall the maximum amount that Parent is required to expend to obtain any New Tail Policy under this Section 5.5(c) exceed the amount by which the Maximum Premium Amount exceeds the sum of (i) the premium paid by the Company for the Tail Policy plus (ii) the aggregate premium(s) paid by Parent and the Surviving Corporation to obtain any other New Tail Policy. In such event, references in this Agreement to the Tail Policy shall be deemed to include any New Tail Policy, as applicable.

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(d) Parent shall pay all expenses, including reasonable attorneys’ fees, incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.5.

(e) The rights of each Indemnified Person hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Charter Documents of the Acquired Corporations or the Surviving Corporation, under any other indemnification arrangement, under the DGCL or otherwise. The provisions of this Section 5.5 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Persons.

(f) This Section 5.5 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and shall be binding on Parent and the Surviving Corporation and its successors and assigns. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor or assign of Parent or the Surviving Corporation, as the case may be, honors the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.5.

5.6  Regulatory Approvals and Related Matters.

(a) Each party shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file: (i) the notification and report forms required to be filed under the HSR Act; (ii) any notification or other document required to be filed in connection with the Merger under any applicable foreign Legal Requirement relating to antitrust or competition matters; and (iii) any notification or report required by the National Industrial Security Program Operating Manual (DOD 5220.22-M) for facility and personnel security clearances, and any related Department of Energy regulations. The Company and Parent shall respond as promptly as practicable to: (A) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation; (B) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters; and (C) any inquiries or requests received from the Defense Security Service or the Department of Energy in connection with facility and personnel security clearances. At the request of Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any other action with respect to any of the businesses, product lines or assets of the Acquired Corporations, provided that any such action is conditioned upon the consummation of the Merger.

(b) Subject to the limitations set forth in Sections 5.6(c), 5.12(a) and 8.3(f), Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to the limitations set forth in Sections 5.6(c), 5.12(a) and 8.3(f), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement; (ii) shall use its reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party or any of its Subsidiaries in connection with the Merger or any of the other transactions contemplated by this Agreement; and (iii) shall use its reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger or any of the other transactions contemplated by this Agreement. Each of Parent and the Company shall provide the other party with a copy of each proposed filing with or other submission to any Governmental Body relating to any of the transactions contemplated by this Agreement, and shall give the other party a reasonable time prior to making such filing or other submission in which to review and comment on such proposed filing or other submission. The Company shall promptly deliver to Parent a copy of each such filing or other submission made, each notice given and each Consent obtained by any Acquired Corporation during the Pre-Closing Period.

(c) Notwithstanding anything to the contrary contained in this Section 5.6 or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement to take any of the following actions,

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if Parent determines in good faith that taking such actions would reasonably be expected to materially affect the business or interests of Parent, any of Parent’s Subsidiaries or any of the Acquired Corporations in any adverse way: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Corporations to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Corporations to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any technology, software or other Intellectual Property or Intellectual Property Right, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology, software or other Intellectual Property or Intellectual Property Right; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment, or to commit to cause any of the Acquired Corporations to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Corporations; or (vi) to contest any Legal Proceeding or any order, writ, injunction or decree relating to the Merger or any of the other transactions contemplated by this Agreement.

5.7  Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or would reasonably be expected to have or result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Acquired Corporations. No notification given to Parent pursuant to this Section 5.7(a) or any information or knowledge obtained pursuant to Section 4.1 shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

(b) During the Pre-Closing Period, Parent shall promptly notify the Company in writing of: (i) the discovery by Parent of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Parent in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Parent; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely. No notification given to the Company pursuant to this Section 5.7(b) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement.

5.8 Disclosure.  Subject to the terms of Section 4.3(f), except in connection with a valid withdrawal or modification to the Company Board Recommendation made in accordance with Section 5.2(c), Parent and the Company: (a) shall consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use their respective reasonable best efforts to agree on, any press release or other public statement with respect to the Merger or any of the other transactions contemplated by this Agreement or by the Voting Agreement; and (b) except for press releases and public statements required by applicable Legal

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Requirements or by obligations pursuant to any listing agreement with any national securities exchange, shall not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement. Notwithstanding the foregoing, Parent and the Company may make public statements in response to questions from the press, analysts, investors or those attending industry conferences so long as such statements are substantially consistent with press releases, public disclosures or public statements previously issued or made by Parent.

5.9  Merger Sub Compliance.  Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business that is not related to the Merger and the transactions contemplated hereby.

5.10  Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock being issued pursuant to the Merger to be approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market at or prior to the Effective Time.

5.11  Resignation of Officers and Directors.  The Company shall use its reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each officer and director of each of the Acquired Corporations.

5.12  Financing.

(a) Parent shall use its reasonable best efforts to cause to be taken all actions necessary to obtain the Debt Financing on the terms and subject to the conditions described in the Debt Commitment Letter, including using its reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter and negotiate and enter into definitive agreements with respect to the Debt Financing (A) on the terms and subject to the conditions reflected in the Debt Commitment Letter or (B) on other terms that are acceptable to Parent and would not materially and adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis; (ii) comply on a timely basis with all covenants, and satisfy on a timely basis all conditions, required to be complied with or satisfied by Parent in the Debt Commitment Letter and in such definitive agreements; (iii) cause the Debt Financing to be consummated at such time or from time to time as is necessary for Parent to satisfy its obligations under this Agreement; (iv) pay any and all commitment or other fees in a timely manner that become payable by Parent or Merger Sub under the Debt Commitment Letter following the date of this Agreement, to the extent that the failure to pay such fees would be reasonably expected to adversely impact the availability of the financing thereunder; (v) obtain rating agency approvals to the extent required to obtain the Debt Financing; and (vi) seek to enforce its rights under the Debt Commitment Letter; provided, however, that, notwithstanding anything to the contrary contained in this Agreement: (1) Parent shall have the right to substitute other debt or equity financing for all or any portion of the Debt Financing from the same and/or alternative financing sources so long as such substitute financing is subject to funding conditions that are not materially less favorable to Parent than the funding conditions set forth in the Debt Commitment Letter and so long as such substitute financing would not materially and adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis; and (2) Parent shall not be required to, and Parent shall not be required to cause any other Person to, commence, participate in, pursue or defend any Legal Proceeding against or involving any of the Persons that have committed to provide any portion of, or otherwise with respect to, the Debt Financing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter for any reason or the Debt Commitment Letter shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent shall use its reasonable best efforts to obtain, as promptly as practicable, from the same and/or alternative financing sources alternative financing on terms not materially less favorable to Parent than the terms of the Debt Financing in an amount equal to the lesser of (i) an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (after taking into consideration the funds otherwise available to Parent and the Acquired Corporations), and (ii) the amount of financing that was contemplated by the Debt Financing Letter on the date of this Agreement. In the event any alternative or substitute financing is obtained by Parent in accordance with the terms of this Section 5.12(a) (the “Alternative Financing”), references in this Agreement to the Debt Financing (including, for avoidance of doubt, the references in this Section 5.12 and Exhibit A, but excluding references in Section 3.6) shall be deemed to refer to the Alternative Financing, and if a new financing commitment letter is entered into in connection with such Alternative Financing (the “New

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Commitment Letter”), references in this Agreement to the Debt Commitment Letter (including, for avoidance of doubt, the references in this Section 5.12, but excluding the references in Section 3.6 and in clause “(ii)” of the preceding sentence) shall be deemed to refer to the New Commitment Letter. Parent will provide the Company with a copy of any New Commitment Letter obtained by Parent in connection with an Alternative Financing as promptly as practicable following the execution thereof.

(b) Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Debt Financing, including the status of Parent’s efforts to comply with its covenants under, and satisfy the conditions contemplated by, the Debt Commitment Letter and shall give the Company prompt notice of any event or change that Parent determines will materially and adversely affect the ability of Parent to consummate the Debt Financing. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two business days, if at any time: (i) the Debt Commitment Letter shall expire or be terminated for any reason; or (ii) any financing source that is a party to the Debt Commitment Letter notifies Parent in writing that such source no longer intends to provide financing to Parent on the terms set forth in the Debt Commitment Letter. Parent shall not, without the prior written consent of the Company, amend the Debt Commitment Letter in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) that would: (A) expand in any material respect, or amend in a manner materially adverse to Parent, the conditions to the Debt Financing set forth in the Debt Commitment Letter; (B) prevent or materially impair or delay the Closing; (C) subject to Parent’s right to obtain substitute financing set forth in Section 5.12(a), reduce the aggregate amount of financing set forth in the Debt Commitment Letter to an amount below the amount needed (in combination with all funds held by or otherwise available to Parent and the Acquired Corporations) to consummate the Merger; or (D) to the Knowledge of Parent, materially and adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter.

(c) During the Pre-Closing Period, upon the request of Parent, the Company shall, and shall cause its Subsidiaries and the Representatives of the Acquired Corporations to, cooperate reasonably with Parent in connection with Parent’s financing of the Merger, including by: (i) participating in meetings and road shows, if any; (ii) providing on a timely basis information reasonably requested by Parent relating to such financing; (iii) preparing in a timely manner business projections and financial statements (including pro forma financial statements); (iv) assisting in a timely manner in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents; (v) using its reasonable best efforts to ensure that the syndication efforts of the lead arrangers for the Debt Financing (or any Alternative Financing) benefit materially from the existing lending relationships of the Acquired Corporations; (vi) providing such assistance as Parent may reasonably require in procuring a corporate credit rating for Parent from Standard & Poor’s Rating Services and a corporate family credit rating for Parent from Moody’s Investor Services, Inc. at least 30 business days prior to the Closing Date; and (vii) obtaining the consent of, and customary comfort letters from, Ernst & Young LLP (including by providing customary management letters and requesting legal letters to obtain such consent) if necessary or desirable for Parent’s use of the Company’s financial statements. Without limiting the generality of the foregoing, the Company shall ensure that all financial and other projections concerning the Acquired Corporations that are made available to Parent after the date of this Agreement are prepared in good faith and are based upon assumptions that are reasonable at the time made. Notwithstanding the foregoing: (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Acquired Corporations; and (B) no Acquired Corporation shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financing contemplated by the Debt Commitment Letter prior to the Effective Time (unless such fee or liability is subject to the immediately succeeding sentence or such fee or liability is conditional on the occurrence of the Effective Time). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses of the Company’s counsel and the Company’s accountants incurred by the Acquired Corporations in connection with such requested cooperation, and, except in cases involving fraud or intentional misconduct or intentional misrepresentation on the part of any of the Acquired Corporations or any Representative of any Acquired Corporation, Parent shall indemnify and hold harmless the Acquired Corporations against any costs, expenses or liabilities incurred by the Acquired Corporations as a result of any Action against the Acquired Corporations arising out of any acts performed by the Acquired Corporations at Parent’s request under this Section 5.12.

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5.13  Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation (including any class action or derivative litigation) against the Company and/or any of its directors or officers relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement, and no compromise or full or partial settlement of any such litigation shall be agreed to by the Company without Parent’s prior written consent. Any such participation by Parent shall be at Parent’s sole cost and expense.

5.14  Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and the acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. At least 30 days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Common Stock held by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger; (b) the number of Company Options and Company RSUs held by such individual and expected to be converted into options to purchase or rights to be issued shares of Parent Common Stock in connection with the Merger; and (c) the number of other derivative securities (if any) with respect to Company Common Stock held by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

Section 6.  Conditions Precedent to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

6.1  Accuracy of Representations.

(a) Each of the representations and warranties of the Company contained in this Agreement, other than the Designated Representations, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific date, which shall have been accurate in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have or result in, a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties: (i) all “Company Material Adverse Effect” and other materiality qualifications limiting the scope of such representations and warranties shall be disregarded; and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

(b) Each of the Designated Representations shall have been accurate in all material respects as of date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any Designated Representation made as of a specific date, which shall have been accurate in all material respects as of such date); provided, however, that, for purposes of determining the accuracy of the Designated Representations, any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

6.2  Performance of Covenants.  The covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued with respect to

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the Form S-4 Registration Statement that remains in effect, no proceeding seeking a stop order with respect to the Form S-4 Registration Statement shall have been initiated by the SEC that remains pending and Parent shall not have received any written communication from the SEC that remains outstanding in which the SEC indicates a material likelihood that it will initiate a proceeding seeking a stop order with respect to the Form S-4 Registration Statement.

6.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote, and holders of less than 20% in the aggregate of the outstanding shares of Company Common Stock shall have perfected their appraisal rights under Section 262 of the DGCL with respect to their shares of Company Common Stock or shall otherwise continue to have appraisal rights under any applicable law.

6.5  Consents.  The Consents identified in Part 6.5 of the Disclosure Schedule shall have been obtained and shall be in full force and effect.

6.6  Agreements and Documents.  Parent and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

(a) a Noncompetition and Non-Solicitation Agreement dated as of July 21, 2008 duly executed by Bobby R. Johnson, Jr.; and

(b) a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Sections 6.1, 6.2 and 6.13 have been duly satisfied.

6.7  No Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

6.8  Regulatory Matters.

(a) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent or the Company and the Federal Trade Commission or the Department of Justice pursuant to which Parent or the Company has agreed not to consummate the Merger for any period of time.

(b) Any waiting period applicable to the consummation of the Merger under any applicable foreign antitrust or competition law or regulation or under any other foreign Legal Requirement shall have expired or been terminated, except where the failure of any particular waiting period to have expired or to have been terminated prior to the Closing would not reasonably be expected to materially affect the business of Parent or any Acquired Corporation in any adverse way.

(c) Any Governmental Authorization or other Consent required to be obtained under any applicable antitrust or competition law or regulation or under any other Legal Requirement shall have been obtained and shall remain in full force and effect (except where the failure to have obtained a particular Consent prior to the Closing would not reasonably be expected to materially affect the business of Parent or any Acquired Corporation in any adverse way), and no such Governmental Authorization or other Consent shall require, contain or contemplate any term, limitation, condition or restriction that Parent determines in good faith to be materially burdensome.

6.9  Listing.  The shares of Parent Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market.

6.10  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

6.11  No Governmental Litigation.  There shall not be pending any Legal Proceeding in which a Governmental Body is a party, and neither Parent nor any Acquired Corporation shall have received any written communication from any Governmental Body in which such Governmental Body indicates a material likelihood of commencing any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the

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Merger or any of the other transactions contemplated by this Agreement and seeking to obtain from Parent or any of the Acquired Corporations any damages or other relief that may be material to Parent or the Acquired Corporations; (c) seeking to prohibit or limit in any material respect Parent’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; (d) that could materially and adversely affect the right or ability of Parent or any of the Acquired Corporations to own the assets or operate the business of any of the Acquired Corporations; (e) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement; or (f) seeking to impose (or that could result in the imposition of) any criminal sanctions or liability on any of the Acquired Corporations.

6.12  Current SEC Reports.  The Company shall have filed all statements, reports, schedules, forms and other documents required to be filed with the SEC since the date of this Agreement.

6.13  No Restatement.  Since the date of this Agreement, (a) neither the Company nor its board of directors or any committee of its board of directors shall have determined or shall have otherwise concluded that any financial statements of the Company included or required to be included in any report or other document filed with the SEC should no longer be relied upon because of an error in such financial statements, (b) the Company’s independent accountant shall not have withdrawn or stated its intention to withdraw its opinion with respect to any financial statements of the Company, and (c) there shall have been no restatement or proposed restatement of any financial statements of the Company (except for any restatement that has been completed, publicly announced and fully and properly reflected in reports and other documents filed with the SEC with the express consent of the Company’s independent accountant).

6.14  Minimum Cash Balance.  The sum of the aggregate amount of unrestricted cash held by the Company in the U.S. plus the liquidation value of the immediately liquid cash equivalents held by the Company in the U.S. shall exceed the lesser of (a) $800,000,000, and (b) the dollar amount necessary to enable the condition set forth in clause “(xi)” (relating to consolidated unrestricted cash and cash equivalents) of Annex III to the Debt Commitment Letter to be satisfied.

Section 7.  Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

7.1  Accuracy of Representations.  Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be accurate in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (other than any representation and warranty made as of a specific date, which shall have been accurate in all material respects as of such date), except where the failure of the representations and warranties of Parent and Merger Sub to be accurate in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

7.2  Performance of Covenants.  All of the covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects, except where the failure to comply with or perform such covenants and obligations in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger.

7.3  Effectiveness of Registration Statement.  The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued with respect to the Form S-4 Registration Statement that remains in effect, no proceeding seeking a stop order with respect to the Form S-4 Registration Statement shall have been initiated by the SEC that then remains pending and Parent shall not have received any written communication from the SEC that remains outstanding in which the SEC indicates a material likelihood that it will initiate a proceeding seeking a stop order with respect to the Form S-4 Registration Statement.

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7.4  Stockholder Approval.  This Agreement shall have been duly adopted by the Required Company Stockholder Vote.

7.5  Closing Certificate.  The Company shall have received a certificate executed by an officer of Parent confirming that the conditions set forth in Sections 7.1 and 7.2 have been duly satisfied.

7.6  Listing.  The shares of Parent Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on the NASDAQ Global Select Market.

7.7  HSR Waiting Period.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and there shall not be in effect any voluntary agreement between Parent and the Federal Trade Commission or the Department of Justice pursuant to which Parent has agreed not to consummate the Merger for any period of time.

7.8  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any U.S. court of competent jurisdiction or other U.S. Governmental Body and remain in effect, and there shall not be any U.S. Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

Section 8.  Termination

8.1  Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 2008 (the “End Date”); provided, however, that, subject to the proviso below, a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by the End Date results from a failure on the part of such party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time; provided, further, that if the Merger is not consummated by the End Date as a result of a Financing Failure, then, notwithstanding the first proviso to this Section 8.1(b), Parent may terminate this Agreement pursuant to this Section 8.1(b);

(c) by either Parent or the Company if a U.S. court of competent jurisdiction or other U.S. Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Parent or the Company if: (i) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to adopt this Agreement; and (ii) this Agreement shall not have been adopted at the Company Stockholders’ Meeting (and shall not have been adopted at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to have this Agreement adopted by the Required Company Stockholder Vote results from a failure on the part of such party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(e) by Parent (at any time prior to the adoption of this Agreement by the Required Company Stockholder Vote) if a Triggering Event shall have occurred;

(f) by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement such that the condition set forth in Section 6.1(a) or the condition set forth in Section 6.1(b) would not be satisfied, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 6.1(a) or the condition set forth in Section 6.1(b) would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date: (A) all “Company Material Adverse Effect” and other materiality qualifications

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limiting the scope of such representations and warranties shall be disregarded; and (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded); (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2 would not be satisfied; or (iii) there shall have been a Company Material Adverse Effect following the date of this Agreement; provided, however, that, for purposes of clauses “(i)” and “(ii)” above, if an inaccuracy in any of the Company’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent gives the Company notice of such inaccuracy or breach;

(g) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement such that the condition set forth in Section 7.1 would not be satisfied, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 7.1 would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded); or (ii) if any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that: (A) if an inaccuracy in any of Parent’s representations and warranties (as of the date of this Agreement or as of a date subsequent to the date of this Agreement) or a breach of a covenant or obligation by Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company gives Parent notice of such inaccuracy or breach; and (B) except in the case of a Willful Breach by Parent, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) by reason of (1) any inaccuracy in any representation or warranty contained in Section 3.6 or Section 3.7 or any inaccuracy in any of Parent’s other representations and warranties in this Agreement relating to the Debt Financing (regardless of whether such representations and warranties refer specifically to the Debt Financing) or (2) any breach of any of the Parent Financing Covenants; or

(h) by the Company after the Designated Date if: (i) the Effective Time shall not have occurred on the Designated Date; (ii) at the time of the termination of this Agreement each of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5) shall be satisfied or shall have been waived; and (iii) at the time of the termination of this Agreement there exists an uncured Financing Failure that resulted in the Effective Time not occurring on the Designated Date.

Notwithstanding anything to the contrary contained in this Section 8.1, this Agreement may not be terminated by any party unless any fee required to be paid (or caused to be paid) by such party pursuant to Section 8.3 at or prior to the time of such termination shall have been paid in full.

8.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (i) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect; (ii) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (iii) except as provided in Section 8.3(f), the termination of this Agreement shall not relieve any party from any liability for any intentional or willful inaccuracy in or intentional or willful breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3  Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or

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not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with the filing, printing and mailing of the Form S-4 Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d), then the Company shall promptly reimburse Parent for all reasonable and documented out-of-pocket fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees and filing fees) that have been incurred or paid or that may become payable by or on behalf of Parent or any of its Subsidiaries (i) in connection with the preparation, negotiation and performance of this Agreement, the Debt Commitment Letter and all related agreements and documents, (ii) in connection with the due diligence investigation conducted with respect to the Acquired Corporations, and (iii) in connection with all transactions contemplated by this Agreement and the Debt Commitment Letter, up to a maximum of $10,000,000.

(c) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b), (ii) at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, (iii) at the time of the termination of this Agreement, the conditions set forth in Sections 6.8(a) and 7.7 shall have been satisfied, but a final vote of holders of Company Common Stock on the adoption of this Agreement shall not have taken place, and (iv) on or prior to the first anniversary of such termination, either (A) a Specified Acquisition Transaction (as defined below) is consummated or (B) a definitive agreement relating to a Specified Acquisition Transaction is entered into and, following such first anniversary, the Specified Acquisition Transaction to which such definitive agreement relates (or any other Specified Acquisition Transaction among or involving the parties to such definitive agreement or any of such parties’ affiliates) is consummated, then the Company shall pay to Parent a nonrefundable fee in the amount of $85,000,000 in cash on or prior to the date of consummation of such Specified Acquisition Transaction. For purposes of this Agreement, the term “Specified Acquisition Transaction” shall have the same meaning as the term “Acquisition Transaction,” except that, solely for purposes of the definition of Specified Acquisition Transaction, all references to “15%” in the definition of “Acquisition Transaction” shall be deemed to refer instead to “50%.”

(d) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(d), (ii) prior to the adoption of this Agreement by the Required Company Stockholder Vote an Acquisition Proposal shall have been publicly disclosed, publicly announced, publicly commenced, publicly submitted or publicly made, (iii) as of the date five business days prior to the date of the Company Stockholders’ Meeting, such Acquisition Proposal shall not have been publicly withdrawn, and (iv) on or prior to the first anniversary of such termination, either (A) a Specified Acquisition Transaction is consummated or (B) a definitive agreement relating to a Specified Acquisition Transaction is entered into and, following such first anniversary, the Specified Acquisition Transaction to which such definitive agreement relates (or any other Specified Acquisition Transaction among or involving the parties to such definitive agreement or any of such parties’ affiliates) is consummated, then the Company shall pay to Parent, on or prior to the date of consummation of such Specified Acquisition Transaction, a nonrefundable fee in an amount equal to $85,000,000 minus any amount actually previously paid by the Company to Parent as reimbursement pursuant to Section 8.3(b).

(e) If this Agreement is terminated by Parent pursuant to Section 8.1(e), or if this Agreement is terminated by Parent or the Company pursuant to Section 8.1 following the occurrence of a Triggering Event, then the Company shall pay to Parent a nonrefundable fee in the amount of $85,000,000 in cash within two business days after the termination of this Agreement.

(f) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or by the Company pursuant to Section 8.1(g) and at the time of the termination of this Agreement (A) each of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5) has been satisfied or waived, (B) the Company is ready, willing and able to consummate the Merger, and (C) there exists an uncured Financing Failure, or (ii) this Agreement is terminated by the Company pursuant to Section 8.1(h), then Parent shall pay to the Company in cash, at the time specified in the next sentence, a nonrefundable fee in the amount of $85,000,000 in cash (the “Reverse Termination Fee”). In the case of the termination of this Agreement by the Company pursuant to Section 8.1(b), Section 8.1(g) or Section 8.1(h), in each case under the circumstances set forth in the first sentence of this Section 8.3(f), the Reverse Termination Fee shall be paid by Parent within two business days after such

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termination; and in the case of the termination of this Agreement by Parent pursuant to Section 8.1(b) under the circumstances set forth in the first sentence of this Section 8.3(f), the Reverse Termination Fee shall be paid by Parent at or prior to the time of such termination. Notwithstanding anything to the contrary contained in Section 5.6(b), Section 8.3, Section 9.12 or elsewhere in this Agreement, if this Agreement is terminated as set forth in the first sentence of this Section 8.3(f), the Company’s right to receive the Reverse Termination Fee pursuant to this Section 8.3(f) shall be the sole and exclusive remedy of the Acquired Corporations and their respective stockholders and affiliates against Parent or any of its Related Persons (as defined below) for, and the Acquired Corporations (on their own behalf and on behalf of their respective stockholders and affiliates) shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the Merger to be consummated, and (ii) any breach by Parent or Merger Sub of its obligation to consummate the Merger or any other covenant, obligation, representation, warranty or other provision set forth in this Agreement. Upon payment by Parent of the Reverse Termination Fee pursuant to this Section 8.3(f), neither Parent nor any of its Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, and in no event shall any Acquired Corporation (and the Company shall ensure that the Acquired Corporations’ controlled affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with this Agreement or the transactions contemplated by this Agreement. The parties agree that the Reverse Termination Fee and the agreements contained in this Section 8.3(f) are an integral part of the Merger and the other transactions contemplated by this Agreement and that the Reverse Termination Fee constitutes liquidated damages and not a penalty. In addition, notwithstanding anything to the contrary contained in this Agreement, regardless of whether or not this Agreement is terminated, except for Parent’s obligation to pay to the Company the Reverse Termination Fee if and when such Reverse Termination Fee becomes payable by Parent to the Company pursuant to this Section 8.3(f):

(1) neither Parent nor any of Parent’s Related Parties shall have any liability for (x) any inaccuracy in any representation or warranty set forth in Section 3.6 or Section 3.7 or any inaccuracy in any other representation or warranty relating to the Debt Financing (regardless of whether such representation or warranty refers specifically to the Debt Financing), or (y) any breach of any of the Parent Financing Covenants, unless such inaccuracy or breach constitutes a Willful Breach by Parent; and

(2) in the event of any Financing Failure, neither Parent nor any of Parent’s Related Parties shall have any liability of any nature (for any breach of this Agreement or otherwise) to any Acquired Corporation or to any stockholder or affiliate of any Acquired Corporation.

Without limiting the generality of the preceding sentence and notwithstanding anything to the contrary contained in this Agreement, in no event shall any Acquired Corporation (and the Company shall ensure that the Acquired Corporations’ controlled affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with any inaccuracy or breach of the type referred to in the preceding sentence or in connection with any Financing Failure (except that the Company may seek to recover the Reverse Termination Fee if and when such Reverse Termination Fee becomes payable by Parent to the Company pursuant to this Section 8.3(f)). For purposes of this Section 8.3(f), Parent’s “Related Persons” shall include: (i) the former, current and future directors, officers, employees, agents, stockholders, Representatives, Subsidiaries, affiliates and assignees of Parent; and (ii) any former, current or future director, officer, affiliate or assignee of any Person described in clause “(i).”

(g) If Parent or the Company fails to pay when due any amount payable under this Section 8.3, then: (i) such party shall reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.3; and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to other party in full) at a rate per annum of 350 basis points over the “prime rate” (as announced by Bank of America, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

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Section 9.  Miscellaneous Provisions

9.1  Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2  Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3  No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

9.4  Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that Sections 1 through 8, 10 and 11 of the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms (it being understood that the effectiveness of Section 9 of the Confidentiality Agreement shall be suspended during the Pre-Closing Period and, if this Agreement is terminated prior to the Effective Time, Section 9 of the Confidentiality Agreement shall go back into effect for the period commencing on the termination of this Agreement and ending on July 1, 2009). This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

9.5  Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; and (b) each of the parties irrevocably waives the right to trial by jury.

9.6  Disclosure Schedule.  For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule or in any update to the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in Section 2.

9.7  Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.8  Assignability; Third Party Beneficiaries.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the Company’s rights or obligations hereunder may be assigned or delegated by the Company without the prior written consent of Parent, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by the Company without Parent’s prior written

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consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except that, from and after the Effective Time, the provisions of Section 1 shall be for the benefit of holders of Company Common Stock and the provisions of Section 5.5 shall be for the benefit of the Indemnified Persons.

9.9  Notices.  Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two business days after being sent; (c) if sent by facsimile transmission before 5:00 p.m. (California time) on any business day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile transmission on a day other than a business day and receipt is confirmed, or if sent after 5:00 p.m. (California time) on any business day and receipt is confirmed, then such communication shall be deemed duly given and made on the business day following the date which receipt is confirmed; and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attention: General Counsel
Facsimile: (408) 333-5360

with a copy (which shall not constitute notice) to:

Cooley Godward Kronish LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Attention: Nancy H. Wojtas
Facsimile: (650) 849-7400

if to the Company:

Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
Attention:  General Counsel, Chief Executive Officer and Chief Financial Officer
Facsimile: (408) 207-1329

with a copy (which shall not constitute notice) to:

Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025
Attention: Steven J. Tonsfeldt
Facsimile: (650) 324-0638

9.10  Cooperation.  The Company and Parent agree to cooperate fully with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

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9.11  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.12  Enforcement.  Except as set forth in Section 8.3(f), in the event of any breach or threatened breach by Parent or the Company of any covenant or obligation of such party contained in this Agreement, the other party shall be entitled to seek: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, (i) the Company shall not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and shall not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any of the Parent Financing Covenants, except with respect to a Willful Breach by Parent of the specific covenant or obligation sought to be enforced, and (ii) in the event of a Financing Failure, the Company shall not be entitled to seek or obtain a decree or order of specific performance to enforce the observance or performance of, and shall not be entitled to seek or obtain an injunction restraining the breach of, or to seek or obtain damages or any other remedy at law or in equity relating to any breach of, any covenant or obligation of Parent or Merger Sub.

9.13  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Brocade Communications Systems, Inc.

By:	/s/ Michael Klayto

Name:	Michael Klayto
Title:	CEO

Falcon Acquisition Sub, Inc.

By:	/s/ Tyler Wall

Name:	Tyler Wall
Title:	Secretary

Foundry Networks, Inc.

By:	/s/ Daniel W. Fairfax

Name:	Daniel W. Fairfax

Title: CFO

Merger Agreement Signature Page

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Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

Acquired Corporations.  “Acquired Corporations” shall mean the Company and the Company’s Subsidiaries.

Acquisition Inquiry.  “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent) that would reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal.  “Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction.  “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which any of the Acquired Corporations is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations; or (iii) in which any of the Acquired Corporations issues securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Acquired Corporations; or

(c) any liquidation or dissolution of any of the Acquired Corporations.

Agreement.  “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

COBRA.  “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Code.  “Code” shall mean the Internal Revenue Code of 1986, as amended.

Company Affiliate.  “Company Affiliate” shall mean any Person under common control with any of the Acquired Corporations within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

Company Associate.  “Company Associate” shall mean any current or former employee, independent contractor, consultant or director of or to any of the Acquired Corporations or any Company Affiliate.

Company Common Stock.  “Company Common Stock” shall mean the Common Stock, $0.0001 par value per share, of the Company.

Company Contract.  “Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any Company IP or any other asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

Company Employee Agreement.  “Company Employee Agreement” shall mean any management, employment, severance, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between any of the Acquired Corporations or any Company Affiliate and any Company Associate, other than: (i) any such Contract which is terminable “at will” without any obligation on the part of any Acquired

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Corporation or any Company Affiliate to make any severance, change in control or similar payment or provide any benefit; (ii) any Company Employee Plan; and (iii) any Foreign Plan.

Company Employee Plan.  “Company Employee Plan” shall mean any plan, program, policy, practice or Contract providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, retirement benefits or other benefits or remuneration of any kind, whether written, unwritten or otherwise and whether funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is or has been maintained or contributed to, or required to be maintained or contributed to, by any of the Acquired Corporations or any Company Affiliate for the benefit of any Company Associate; and (b) with respect to which any of the Acquired Corporations or any Company Affiliate has or may incur or become subject to any liability or obligation; provided, however, that Company Employee Agreements and Foreign Plans shall not be considered Company Employee Plans.

Company Equity Award.  “Company Equity Award” shall mean any Company Option or any Company Stock-Based Award.

Company Equity Plan.  “Company Equity Plan” shall mean any of the following: (i) the Company’s 2006 Stock Incentive Plan; (ii) the Company’s 1996 Stock Plan; (iii) the Company’s 1999 Directors’ Stock Option Plan; and (iv) the Company’s 2000 Non-Executive Stock Option Plan, in each case as amended.

Company ESPP.  “Company ESPP” shall mean the Company’s 1999 Employee Stock Purchase Plan.

Company ESPP Contributions.  “Company ESPP Contributions” shall mean all amounts credited through payroll deductions to the account of a participant in the Company ESPP.

Company ESPP Offering Date Fair Market Value.  “Company ESPP Offering Date Fair Market Value” shall mean the “Fair Market Value” (as such term is defined in Section 7(b) of the Company ESPP) of Company Common Stock on the first business day of a Company ESPP Offering Period.

Company ESPP Offering Period.  “Company ESPP Offering Period” shall mean an “Offering Period” under the Company ESPP.

Company ESPP Option.  “Company ESPP Option” shall mean an option to purchase Company Common Stock pursuant to the terms of the Company ESPP and applicable Company ESPP Subscription Agreement.

Company ESPP Purchase Date.  “Company ESPP Purchase Date” shall mean the last day of each Company ESPP Purchase Period.

Company ESPP Purchase Period.  “Company ESPP Purchase Period” shall mean each of the two consecutive periods of six months within a Company ESPP Offering Period.

Company ESPP Subscription Agreement.  “Company ESPP Subscription Agreement” shall mean a subscription agreement that has been completed by a Company Associate and accepted by the Company, pursuant to which such Company Associate has become a participant in the Company ESPP in accordance with the terms of the Company ESPP.

Company IP.  “Company IP” shall mean: (a) all Intellectual Property Rights in or to Company Products and all Intellectual Property Rights in or to Company Product Software; and (b) all other Intellectual Property Rights and Intellectual Property in which any of the Acquired Corporations has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

Company Material Adverse Effect.  “Company Material Adverse Effect” shall mean any effect, change, claim, event or circumstance that, considered together with all other effects, changes, claims, events and circumstances, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on, (a) the business, financial condition, cash position, liquid assets, capitalization or results of operations of the Acquired Corporations taken as a whole, (b) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its covenants or obligations under the Agreement, or (c) Parent’s ability to vote, transfer, receive dividends

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with respect to or otherwise exercise ownership rights with respect to any shares of the stock of the Surviving Corporation, but, subject to the next sentence, shall not include: (i) effects resulting from (A) changes since the date of the Agreement in general economic or political conditions or the securities, credit or financial markets worldwide, (B) changes since the date of the Agreement in conditions generally affecting the industry in which the Acquired Corporations operate, (C) changes since the date of the Agreement in generally accepted accounting principles or the interpretation thereof, (D) changes since the date of the Agreement in Legal Requirements, (E) any acts of terrorism or war since the date of the Agreement, (F) any stockholder class action or derivative litigation commenced against the Company since the date of the Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their approval of the Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Agreement, or (G) the termination since the date of the Agreement of the agreements identified in Schedule I to the Agreement pursuant to their terms; (ii) any adverse impact on the Company’s relationships with employees, customers and suppliers of the Company that the Company conclusively demonstrates is directly and exclusively attributable to the announcement and pendency of the Merger; or (iii) any failure after the date of the Agreement to meet internal projections or forecasts for any period. Notwithstanding anything to the contrary contained in the previous sentence or elsewhere in the Agreement: (x) effects resulting from changes or acts of the type described in clauses “(i)(A),” “(i)(B),” (i)(C),” (i)(D)” and “(i)(E)” of the preceding sentence may constitute, and shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect if such changes or acts have, in any material respect, a disproportionate impact on the Acquired Corporations, taken as a whole, relative to other companies in the industry in which the Acquired Corporations operate; and (y) any effect, change, claim, event or circumstance underlying, causing or contributing to any litigation of the type referred to in clause “(i)(F)” of the preceding sentence, or underlying, causing or contributing to any failure of the type referred to in clause “(iii)” of the preceding sentence, may constitute, and shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect.

Company Option.  “Company Option” shall mean each option to purchase shares of Company Common Stock from the Company, whether granted by the Company pursuant to a Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested; provided however, that a Company ESPP Option shall not be a Company Option.

Company Pension Plan.  “Company Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

Company Preferred Stock.  “Company Preferred Stock” shall mean the Preferred Stock, $0.01 par value per share, of the Company.

Company Privacy Policy.  “Company Privacy Policy” shall mean each external or internal, past or current privacy policy of any of the Acquired Corporations, including any policy relating to: (a) the privacy of any user of any Company Product, any user of any Company Product Software or any user of any website of any Acquired Corporation; (b) the collection, storage, disclosure or transfer of any Personal Data; or (c) any employee information.

Company Product.  “Company Product” shall mean any product (including any system, platform, switch, router, equipment or tool) or software of any Acquired Corporation that, on a stand-alone basis: (a) has been manufactured, marketed, distributed, provided, leased, licensed or sold by or on behalf of any Acquired Corporation at any time since January 1, 2005; (b) any Acquired Corporation currently supports or is obligated to support or maintain; or (c) is under development by or for any Acquired Corporation (whether or not in collaboration with another Person) and is scheduled for release within nine months after the date of the Agreement.

Company Product Software.  “Company Product Software” shall mean any software (regardless of whether such software is owned by an Acquired Corporation or licensed to an Acquired Corporation by another Person, and including firmware and other software embedded in hardware devices) contained or included in or provided with any Company Product or used in the development, manufacturing, maintenance, repair, support, testing or performance of any Company Product.

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Company RSU.  “Company RSU” shall mean each restricted stock unit representing the right to vest in and be issued shares of Company Common Stock by the Company, whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted and whether vested or unvested.

Company Stock-Based Award.  “Company Stock-Based Award” shall mean any restricted stock unit or restricted stock award relating to Company Common Stock, whether granted under any of the Company Equity Plans or otherwise and whether vested or unvested.

Confidentiality Agreement.  “Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of June 5, 2008 between the Company and Parent, as amended by Amendment No. 1 to Confidentiality Agreement dated as of July 2, 2008.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contract.  “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

Designated Representations.  “Designated Representations” shall mean the representations and warranties of the Company contained in: (a) the first sentence of Section 2.3(a) of the Agreement; (b) the first sentence of Section 2.3(b) of the Agreement; (c) Section 2.3(c) of the Agreement; (d) Section 2.21 of the Agreement; and (e) Section 2.22 of the Agreement.

DGCL.  “DGCL” shall mean the Delaware General Corporation Law.

Disclosure Schedule.  “Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company and that has been delivered by the Company to Parent on the date of the Agreement.

DOL.  “DOL” shall mean the United States Department of Labor.

Encumbrance.  “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, easement, encroachment, imperfection of title, title exception, title defect, right of possession, lease, tenancy license, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Financing Failure.  “Financing Failure” shall mean a refusal or other failure, for any reason, on the part of any Person that has executed the Debt Commitment Letter or any definitive financing document relating to the Debt Financing, or on the part of any other Person obligated or expected at any time to provide a portion of the Debt Financing, to provide a portion of such Debt Financing; provided, however, that any such refusal or other failure shall not be deemed to be a “Financing Failure” for purposes of the Agreement if such refusal or other failure results directly from a Willful Breach of any of the Parent Financing Covenants.

FMLA.  “FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

Foreign Plan.  “Foreign Plan” shall mean: (a) any plan, program, policy, practice, Contract or other arrangement of any Acquired Corporation providing benefits of a type described in the definition of Company

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Employee Plan that are mandated by a Governmental Body outside the United States; or (b) a plan, program, policy, Contract or other arrangement that provides benefits of a type described in the definition of Company Employee Plan and (i) covers or has covered any Company Associate whose services are or have been performed primarily outside the United States or (ii) is subject to any Legal Requirements of any jurisdiction outside the United States; provided, however, that Company Employee Agreements and Company Employee Plans shall not be considered Foreign Plans.

Form S-4 Registration Statement.  “Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock pursuant to the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

GAAP.  “GAAP” shall mean generally accepted accounting principles in the United States.

Government Bid.  “Government Bid” shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

Government Contract.  “Government Contract” shall mean any prime contract, subcontract, letter contract, basic ordering agreement, blanket purchase agreement, purchase order, task order, teaming agreement, delivery order, grant, cooperative agreement, cooperative research and development agreement or other Contract that is or has been executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the NASDAQ Stock Market LLC and FINRA-Financial Industry Regulatory Authority).

HIPAA.  “HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

HSR Act.  “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Intellectual Property.  “Intellectual Property” shall mean algorithms, apparatus, databases, data collections, diagrams, formulae, inventions (whether or not patentable), circuit designs and assemblies, IP cores, net lists, photomasks, mask works, layouts, architectures or topology, network configurations and architectures, gate arrays, logic devices, mechanical designs, development tools, files, records and data, all schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, boards and other devices, processes, know-how, logos, marks (including brand names, product names, logos, and slogans), methods, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including firmware, source code and executable or object code), techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights.  “Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights and mask works; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

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IRS.  “IRS” shall mean the United States Internal Revenue Service.

Knowledge.  An Entity shall be deemed to have “Knowledge” of a fact or other matter if any of the executive officers of such Entity has actual knowledge of such fact or other matter.

Legal Proceeding.  “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement.  “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Made Available to Parent.  Any statement in the Agreement to the effect that any information, document or other material has been “Made Available to Parent” shall mean that (a) such information, document or material was made available by the Company for review for a reasonable period of time by Parent or Parent’s Representatives prior to the execution of the Agreement in the virtual data room maintained by the Company with Merrill Corporation in connection with the transactions contemplated by the Agreement (it being understood that a document that was only made available for review in the virtual data room in the two days prior to the execution of the Agreement shall only be deemed to have been made available for a reasonable period of time if the Company shall have promptly notified Parent or its outside legal counsel that such document was uploaded into the virtual data room), and (b) Parent and Parent’s Representatives had passworded access to such information, document or material throughout such period of time.

Merger Consideration.  “Merger Consideration” shall mean the shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) and the cash consideration that a holder of shares of Company Common Stock who does not perfect his or its appraisal rights under the DGCL is entitled to receive in exchange for such shares of Company Common Stock pursuant to Section 1.5.

Open Source License.  “Open Source License” shall mean any license that has been designated as an approved “open source license” on www.opensource.org (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards Source License (SISSL) and the Apache License).

Order.  “Order” shall mean any order, writ, injunction, judgment or decree issued, entered or otherwise promulgated by a court of competent jurisdiction or other Governmental Body.

Parent Common Stock.  “Parent Common Stock” shall mean the Common Stock, $.001 par value per share, of Parent.

Parent Common Stock Fair Market Value.  “Parent Common Stock Fair Market Value” shall mean the fair market value of Parent Common Stock as determined in accordance with the method set forth in Section 7(b) of the Company ESPP.

Parent Financing Covenants.  “Parent Financing Covenants” shall mean the covenants and obligations of Parent in Section 5.12 of the Agreement and all other covenants and obligations of Parent or Merger Sub in the Agreement that relate to the Debt Financing (including the covenants in Section 5.6(b) of the Agreement as they relate to the Debt Financing), regardless of whether such covenants and obligations refer specifically to the Debt Financing.

PBGC.  “PBGC” shall mean the United States Pension Benefit Guaranty Corporation.

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Personal Data.  “Personal Data” shall include (a) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number and customer or

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account number, (b) any other piece of information that allows the identification of a natural person and (c) any other data or information collected by or on behalf of any of the Acquired Corporations from users of Company Products, Company Product Software or any website of any Acquired Corporation.

Prospectus/Proxy Statement.  “Prospectus/Proxy Statement” shall mean the prospectus/proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

Registered IP.  “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

Representatives.  “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

Sarbanes-Oxley Act.  “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC.  “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act.  “Securities Act” shall mean the Securities Act of 1933, as amended.

Subsidiary.  An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

Superior Offer.  “Superior Offer” shall mean an unsolicited, bona fide, written offer that (a) is made by a third party to acquire, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, either (i) all or substantially all of the assets of the Acquired Corporations, taken as a whole, or (ii) all or substantially all of the outstanding voting securities of the Company, (b) if accepted and if the transaction contemplated by such offer were consummated, would result in the stockholders of the Company immediately preceding such transaction holding less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (c) was not obtained or made as a direct or indirect result of a breach by the Company of the Agreement, the Confidentiality Agreement or any “standstill” or similar agreement under which any Acquired Corporation has or had any rights or obligations, (d) is on terms and conditions that the board of directors of the Company has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of such offer (including the timing and likelihood of consummation of the transaction contemplated by such offer) and the Person making such offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger, and (e) contemplates a transaction that is reasonably capable of being consummated.

Tax.  “Tax” shall mean any federal, state, local, foreign or other tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return.  “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

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Triggering Event.  A “Triggering Event” shall be deemed to have occurred if: (a) the board of directors of the Company shall have failed to recommend that the Company’s stockholders vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation; (b) the Company shall have failed to include in the Prospectus/Proxy Statement, or shall have amended the Prospectus/Proxy Statement to exclude, the Company Board Recommendation; (c) the board of directors of the Company fails to reaffirm the Company Board Recommendation (publicly, if requested by Parent) within 10 business days after Parent requests in writing that it be reaffirmed (it being understood that after the first reaffirmation of the Company Board Recommendation by the board of directors of the Company pursuant to this clause “(c),” Parent shall not be entitled to request any additional reaffirmation of the Company Board Recommendation pursuant to this clause “(c)” unless (i) an Acquisition Proposal is disclosed, announced, commenced, submitted or made, or (ii) any other event or change in circumstances occurs or arises that could reasonably be expected to lead to a change in the Company Board Recommendation); (d) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (e) the Company shall have entered into any letter of intent or similar document or any Contract contemplating any Acquisition Proposal; (f) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or (g) any of the Acquired Corporations or any Representative of any of the Acquired Corporations shall have breached in any material respect or taken any action inconsistent in any material respect with any of the provisions set forth in Section 4.3.

Unaudited Interim Balance Sheet.  “Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2008, included in the Company’s Report on Form 10-Q for the fiscal quarter ended March 31, 2008, as filed with the SEC on May 9, 2008.

Willful Breach.  There shall be deemed to be a “Willful Breach” by Parent of a representation or warranty made by Parent only if : (i) such representation or warranty is material to the Company and was materially inaccurate when made by Parent; (ii) the material inaccuracy in such representation or warranty has a material adverse effect on the ability of Parent to consummate the Merger; (iii) the material inaccuracy in such representation or warranty shall not have been cured in all material respects; and (iv) when such representation or warranty was made by Parent, Parent’s chief financial officer or treasurer had actual knowledge that such representation or warranty was materially inaccurate and specifically intended to defraud the Company. There shall be deemed to be a “Willful Breach” by Parent of a covenant or obligation of Parent only if: (i) such covenant or obligation is material to the Company; (ii) Parent shall have materially and willfully breached such covenant or obligation; (iii) the breach of such covenant or obligation has a material adverse effect on the ability of Parent to consummate the Merger; (iv) the breach of such covenant or obligation shall not have been cured in all material respects; and (v) Parent’s chief financial officer or treasurer had actual knowledge, at the time of Parent’s breach of such covenant or obligation, (A) that Parent was breaching such covenant or obligation and (B) of the consequences of such breach under the Agreement.

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Annex A-2

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of November 7, 2008, by and among: Brocade Communications Systems, Inc., a Delaware corporation (“Parent”); Falcon Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”); and Foundry Networks, Inc., a Delaware corporation (the “Company”).

Recitals

A. Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger dated as of July 21, 2008 (the “Merger Agreement”).

B. Section 9.1 of the Merger Agreement permits the parties to amend the Merger Agreement, with the approval of the respective boards of directors of the Company and Parent, by an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.

C. The parties desire to amend the Merger Agreement as provided in this Amendment.

D. The respective boards of directors of Parent, Merger Sub and the Company have approved this Amendment.

E. In order to induce Parent to enter into this Amendment and cause the Merger to be consummated, certain stockholders of the Company are amending the Voting Agreements entered into by such stockholders in favor of Parent.

Agreement

The parties to this Amendment, intending to be legally bound, agree as follows:

Section 1.  Definitions

1.1  Definitions; References.  Each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Merger Agreement. Each reference in the Merger Agreement (including references added to the Merger Agreement by means of this Amendment) to “hereof,” “hereunder,” “hereby,” “this Agreement” or any similar term shall, from and after the date of this Amendment, refer to the Merger Agreement (as amended by this Amendment). Each reference in this Amendment or in the Merger Agreement (including references added to the Merger Agreement by means of this Amendment) to the “date of this Amendment,” the “date of the Amendment” or any similar term shall refer to November 7, 2008. Each reference in the Merger Agreement (including references added to the Merger Agreement by means of this Amendment) to the “date of this Agreement”, the “date hereof” or any similar term shall refer to July 21, 2008. Except as otherwise indicated, all references in the Merger Agreement (including references added to the Merger Agreement by means of this Amendment) to “Sections” are intended to refer to Sections of the Merger Agreement (as amended by this Amendment), and not sections of this Amendment.

Section 2.  Amendment to Agreement

2.1  Amendment to Recital C of the Merger Agreement.  Recital C of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“C. In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, certain stockholders of the Company are executing voting agreements in favor of Parent (such voting agreements, as they may be amended from time to time, the “Voting Agreements”).”

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2.2  Amendment to Section 1.3 of the Merger Agreement.  The first sentence of Section 1.3 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Cooley Godward Kronish LLP, 3175 Hanover Street, Palo Alto, California, at 10:00 a.m. (California time) on a date to be designated by Parent after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5, which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) (the date so designated by Parent, the “Designated Date”), or on such other date or at such other time or location as Parent and the Company may mutually designate in writing. The date designated by Parent as the Designated Date shall not be later than the earlier of (a) December 30, 2008, and (b) the later of December 22, 2008 and the date that is 10 business days after the satisfaction or waiver of the last to be satisfied or waived of such conditions. (In deciding whether to designate a date earlier than December 22, 2008 as the Designated Date, Parent may take into account, among other things, the respective cash balances of Parent and the Company and the length of time needed to prepare for the closing of the financing required to consummate the Merger.) Notwithstanding anything to the contrary contained in this Agreement, if there exists an uncured Financing Failure on the Designated Date and such Financing Failure impedes the ability of Parent or Merger Sub to obtain the Debt Financing and consummate the Merger on the Designated Date, then (without limiting any right the Company may have to terminate this Agreement pursuant to Section 8.1(h) or, if applicable under the circumstances, Section 8.1(b)): (i) the Closing shall be postponed until the second business day after the date on which such Financing Failure is cured; (ii) the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall remain subject to the continued satisfaction or waiver, as of the time of the Closing, of each of the conditions set forth in Section 6; and (iii) the obligation of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall remain subject to the continued satisfaction or waiver, as of the time of the Closing, of each of the conditions set forth in Section 7.”

2.3  Amendment to Section 1.5(a) of the Merger Agreement.  Clause “(iii)” of Section 1.5(a) of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“(iii)  except as provided in clauses “(i)” and “(ii)” of this Section 1.5(a) and subject to Sections 1.5(b), 1.5(c) and 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $16.50 in cash (the “Per Share Cash Amount”); and”

2.4  Amendment to Section 1.5(b) of the Merger Agreement.  Section 1.5(b) of the Merger Agreement shall be amended by: (a) deleting the words “and the Exchange Ratio” from the first sentence thereof, and (b) deleting the second sentence thereof.

2.5  Amendment to Section 1.5(c) of the Merger Agreement.  Section 1.5(c) of the Merger Agreement shall be amended by deleting clause “(ii)” thereof in its entirety and renumbering clause “(iii)” accordingly.

2.6  Amendment to Section 1.5(d) of the Merger Agreement.  Section 1.5(d) of the Merger Agreement shall be deleted in its entirety.

2.7  Amendment to Section 1.6 of the Merger Agreement.  Section 1.6 of the Merger Agreement shall be amended by replacing the words “Exchange Agent” with the words “Payment Agent”.

2.8  Amendment to Section 1.7 of the Merger Agreement.  Section 1.7 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“1.7  Exchange of Certificates.

(a) On or prior to the Closing Date, Parent shall appoint Wells Fargo Shareowner Services or another institution reasonably satisfactory to the Company to act as Payment Agent in the Merger (the “Payment Agent”). Promptly after the Effective Time, Parent shall cause to be deposited with the Payment Agent for the benefit of the holders of Company Common Stock, subject to Sections 1.5(c) and 1.8, the cash consideration payable pursuant to Section 1.5. The cash amount so deposited with the Payment Agent is referred to the “Payment Fund.”

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(b) As soon as reasonably practicable after the Effective Time, Parent shall cause the Payment Agent to mail to the Persons who were record holders of Company Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Payment Agent); and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Payment Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Payment Agent or Parent: (A) subject to Section 1.5(c), the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to the provisions of Section 1.5; and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in customary amount) as indemnity against any claim that may be made against the Payment Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(c) Any portion of the Payment Fund that remains undistributed to holders of Company Stock Certificates as of the first anniversary of the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration.

(d) Each of the Payment Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Company Common Stock or Company Equity Award such amounts as may be required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.”

2.9  Amendment to Sections 2.23 and 3.4 of the Merger Agreement.  Section 3.4 of the Merger Agreement and the final paragraph of Section 2.23 of the Merger Agreement shall each be amended by replacing the words “(as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement)” with the words “(as they relate to the Proxy Statement)”.

2.10  Amendment to Section 2.24 of the Merger Agreement.  Section 2.24 of the Merger Agreement shall be amended by adding the following two sentences at the end thereof:

“The Company’s board of directors has received the written opinions of Merrill Lynch and Houlihan Lokey Howard & Zukin Financial Advisors Inc. (“HLHZ”), financial advisors to the Company, dated November 7, 2008, to the effect that, as of the date of such opinions and subject to the matters set forth in such opinions, the Merger Consideration is fair, from a financial point of view, to the stockholders of the Company, other than Parent and its affiliates. The Company has furnished (solely for informational purposes) copies of said written opinions to Parent.”

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2.11  Amendment to Section 2.25 of the Merger Agreement.  Section 2.25 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“2.25  Financial Advisors.  Except for Merrill Lynch and HLHZ, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has delivered to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of Merrill Lynch and HLHZ.”

2.12  Amendment to Section 2.26 of the Merger Agreement.  Section 2.26 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“2.26  Full Disclosure.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement (or any amendment or supplement thereto or restatement thereof) will, at the time the Proxy Statement (or any amendment or supplement thereto or restatement thereof) is filed with the SEC, at the time the Proxy Statement (or any amendment or supplement thereto or restatement thereof) is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement (and any amendment or supplement thereto or restatement thereof) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements or information made, included or incorporated by reference in the Proxy Statement (or any amendment or supplement thereto or restatement thereof) by or about Parent or Merger Sub supplied by Parent for inclusion or incorporation by reference in the Proxy Statement (or any amendment or supplement thereto or restatement thereof).”

2.13  Amendment to Section 2 of the Merger Agreement.  Section 2 of the Merger Agreement shall be amended by inserting the following immediately after Section 2.26:

“2.27  Amendment.  As of the date of the Amendment, the Company has the absolute and unrestricted right, power and authority to enter into the Amendment and to perform its obligations under this Agreement. As of the date of the Amendment, the board of directors of the Company (at a meeting duly called and held) has: (a) unanimously determined that the Merger and this Agreement are advisable and fair to and in the best interests of the Company and its stockholders; (b) unanimously authorized and approved the execution and delivery by the Company of the Amendment and the performance of this Agreement by the Company and unanimously approved the Merger; (c) unanimously recommended the adoption of this Agreement by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders at the Company Stockholders’ Meeting; and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement. As of the date of the Amendment, the Amendment constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.28  No Material Breach.  As of the date of the Amendment, to the Knowledge of the Company, the Company is not in material breach of its covenants set forth in Section 5.12.”

2.14  Amendment to Section 3.5 of the Merger Agreement.  Section 3.5 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“3.5  [Intentionally Omitted]”

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2.15  Amendment to Section 3.6 of the Merger Agreement.  Section 3.6 of the Merger Agreement shall be amended by replacing the words “Debt Financing Letter” with the words “Debt Commitment Letter”.

2.16  Amendment to Section 3.8 of the Merger Agreement.  Section 3.8 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“3.8  Disclosure.  None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Proxy Statement (or any amendment or supplement thereto or restatement thereof) will, at the time the Proxy Statement (or any amendment or supplement thereto or restatement thereof) is filed with the SEC, at the time the Proxy Statement (or any amendment or supplement thereto or restatement thereof) is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements or information made, included or incorporated by reference in the Proxy Statement (or any amendment or supplement thereto or restatement thereof) supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement (or any amendment or supplement thereto or restatement thereof).”

2.17  Amendment to Section 3 of the Merger Agreement.  Section 3 of the Merger Agreement shall be amended by inserting the following immediately after Section 3.8:

“3.9  Term Loan Financing.  As of the date of the Amendment, Parent has delivered to the Company an accurate and complete copy of the non-confidential portions (and a summary of the portions for which confidential treatment has been sought by Parent with the SEC) of the executed Credit Agreement dated as of October 7, 2008, among Parent, Bank of America N.A., Morgan Stanley Senior Funding, Inc. and the other lenders identified therein (the “Credit Agreement”). As of the date of the Amendment, the Credit Agreement, in the form so delivered, is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, the other parties thereto. As of the date of the Amendment, the Credit Agreement is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any material respect. As of the date of the Amendment, Parent does not believe that there is any valid basis for a claim that an Event of Default (as defined in the Credit Agreement) is outstanding and uncured under the Credit Agreement. Parent has paid any and all fees payable by it under the Credit Agreement that are due as of the date of the Amendment. Except for side letters, agreements, arrangements or understandings that would not reasonably be expected to (a) materially impair the validity of the Credit Agreement or the ability of Parent to consummate the Merger or (b) materially decrease the amount of the Term Loan (as defined in the Credit Agreement), there are no side letters or other agreements, arrangements or understandings with any lender relating to the Term Loan to which Parent, Merger Sub or any of their affiliates is a party as of the date of the Amendment. As of the date of the Amendment, the conditions set forth in the Credit Agreement are the only conditions to the obligations of the lenders under the Credit Agreement to release the proceeds of the Term Loan to Parent pursuant to the terms of the Credit Agreement. As of the date of the Amendment, assuming the accuracy of the Company’s representations and warranties set forth in this Agreement and the Company’s compliance with its covenants and obligations set forth in this Agreement, Parent (i) is not aware of any fact or occurrence that makes the representations and warranties identified in clause “(b)” of Section 4.01(II)(d) of the Credit Agreement inaccurate in any material respect, (ii) does not believe that it will be unable to comply on a timely basis with any material covenant, or satisfy on a timely basis any condition, contained in the Credit Agreement required to be complied with or satisfied by Parent or its affiliates in order for the proceeds of the Term Loan to be released to Parent, and (iii) does not believe that there is any valid basis for any portion of the proceeds of the Term Loan not to be made available to Parent on the Closing Date.

3.10.  Amendment.  As of the date of the Amendment: (a) Parent and Merger Sub have the absolute and unrestricted right, power and authority to perform their obligations under this Agreement; and (b) the execution and delivery by Parent and Merger Sub of the Amendment and the performance by Parent and Merger Sub of this Agreement have been duly authorized by any necessary action on the part of Parent and Merger Sub and their respective boards of directors. As of the date of the Amendment, the Amendment

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constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.11  No Material Breach.  As of the date of the Amendment, to the Knowledge of Parent, Parent is not in material breach of the Parent Financing Covenants.”

2.18  Amendment to Section 4.2(b) of the Merger Agreement.  Section 4.2(b) of the Merger Agreement shall be amended by inserting the following sentence after the end thereof:

“Without limiting the generality of the foregoing restrictions, the Company shall (x) not permit any sales on or after the date of the Amendment by any of the individuals identified on Schedule 1 of the Amendment of shares of Company Common Stock issued upon the exercise of Company Options after the date of the Amendment, except for trades pursuant to the two Rule 10b5-1 trading plans in existence on the date of the Amendment and identified on Schedule 2 to the Amendment, and (y) ensure that none of the individuals identified on Schedule 3 to the Amendment exercises any Company Options on or after the date of the Amendment. Notwithstanding anything to the contrary contained in clauses “(i),” “(ii),” “(vii)” and “(xii)” of Section 4.2(b) (but subject to the other restrictions set forth in Section 4.2(b) and elsewhere in this Agreement), prior to the Closing Date, the Company may (A) sell for cash, on commercially reasonable terms in a transaction that does not involve the incurrence of any indebtedness, the auction rate securities held by the Company as of the date of the Amendment, and (B) declare a dividend to its stockholders, which must be paid to such stockholders (or deposited with the dividend paying agent) prior to the Closing Date (and may be conditioned upon the Closing actually occurring), up to a per share amount (the “Specified Dividend Per Share Amount”) determined by dividing (1) the lesser of (x) the net cash proceeds of the sale of such securities actually received by the Company prior to the Closing Date (determined after deduction of all expenses relating to such sale), and (y) $50,000,000, by (2) the total number of outstanding shares of Company Common Stock as of the record date for such dividend calculated on a fully diluted basis based on the treasury stock method and assuming a market value equal to the sum of the Per Share Cash Amount plus the actual per share amount of the dividend, but excluding from such calculation all Company Options and Company RSUs held by Terminated Company Associates (as defined in Section 5.3(c)) that are unvested as of the Closing Date (after giving effect to any acceleration of such Company Options or Company RSUs provided for under applicable Company Contracts).”

2.19  Amendment to Section 4.3(a) of the Merger Agreement.  Section 4.3(a) of the Merger Agreement shall be amended by inserting the following proviso at the end thereof:

“; provided, however, that (A) this Section 4.3(a) shall not prohibit the Company from taking any of the actions specified in clauses “(i),” “(ii)” and “(iii)” of this Section 4.3(a) during the period commencing on the date of the Amendment and ending at 11:59 p.m., California time, on November 21, 2008 (the “Go-Shop Period”), and (B) if the Company receives, during the Go-Shop Period, an Acquisition Proposal that constitutes or is reasonably likely to lead to a Superior Offer, then (subject to the other restrictions and limitations set forth in Section 4.3) the Company may, following the expiration of the Go-Shop Period, continue to discuss such Acquisition Proposal with the Person that made such Acquisition Proposal.”

2.20  Amendment to Section 5.1 of the Merger Agreement.  Section 5.1 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“5.1  Proxy Statement.  As promptly as practicable after the date of this Agreement, the Company shall prepare the Proxy Statement and cause it to be filed with the SEC. Prior to the filing of the Proxy Statement, the Company shall give Parent a reasonable opportunity to review and comment on the Proxy Statement in advance of filing and shall consider in good faith the comments reasonably proposed by Parent. The Company shall use its reasonable best efforts to cause the Proxy Statement and any amendment or supplement thereto or restatement thereof to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Proxy Statement cleared under the Exchange Act as promptly as practicable after it is filed with the SEC. The Company shall use its reasonable best efforts

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to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the date of this Agreement, and shall cause each applicable amendment or supplement thereto or restatement thereof to be mailed to the Company’s stockholders as promptly as practicable after the date of the Amendment. Parent shall promptly furnish to the Company all information concerning Parent that may be required or reasonably requested in connection with the preparation of the Proxy Statement or any amendment or supplement thereto or restatement thereof. If any event relating to Parent or its Subsidiaries occurs, or if Parent becomes aware of any information, that should be disclosed in an amendment or supplement to, or restatement of, the Proxy Statement, then Parent shall promptly inform the Company thereof and shall cooperate with the Company in filing such amendment, supplement or restatement with the SEC. The Company will notify Parent promptly upon the receipt of any written or oral comments from the SEC or its staff in connection with the filing of, amendments or supplements to, or restatements of, the Proxy Statement. The Company shall promptly prepare and cause to be filed with the SEC any required amendment or supplement to, or restatement of, the Proxy Statement and use its reasonable best efforts to have any such amendment, supplement or restatement cleared under the Exchange Act as promptly as practicable after it is filed with the SEC. The Company shall (a) cooperate with Parent and provide Parent (and Parent’s counsel) with a reasonable opportunity to review and comment on, and have Parent’s Representatives meet with the Company’s Representatives to discuss, any amendment or supplement to, or restatement of, the Proxy Statement prior to filing such amendment, supplement or restatement with the SEC, (ii) take into account all reasonable comments provided by Parent on such amendment, supplement or restatement, and (iii) provide Parent with a copy of all such filings made with the SEC.”

2.21  Amendment to Section 5.2(a) of the Merger Agreement.  The second sentence of Section 5.2(a) of the Merger Agreement shall be deleted and replaced in its entirety with the following sentence:

“The Company Stockholders’ Meeting shall be held as promptly as practicable after the date of the Amendment, but, unless otherwise agreed to in writing between Parent and the Company, in no event later than the date that is 22 business days after the date on which the contemplated restatement of the Proxy Statement is cleared by the SEC.”

2.22  Amendment to Section 5.2(b) of the Merger Agreement.  Section 5.2(b) of the Merger Agreement shall be amended by (a) replacing the words “Prospectus/Proxy Statement”, each time they appear, with the words “Proxy Statement”, and (b) replacing the words “the opinion of the financial advisor” in the final sentence thereof with the words “the opinions of the financial advisors”.

2.23  Amendment to Section 5.3 of the Merger Agreement.  Section 5.3 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“5.3  Stock Options, RSUs and ESPP.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, other than the Identified RSU Conversion Company Options (as defined in Section 5.3(b)) and the Company Options what are Identified Termination Company Awards (as defined in Section 5.3(c)), shall be converted into and become an option to purchase Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (i) assuming such Company Option; or (ii) replacing such Company Option by issuing a reasonably equivalent replacement stock option to purchase Parent Common Stock in substitution therefor, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Equity Plan and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed or replaced by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Company Option assumed or replaced by Parent may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Company Option assumed or replaced by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed or replaced by Parent

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shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) subject to the terms of the stock option agreement by which such Company Option is evidenced, any restriction on the exercise of any Company Option assumed or replaced by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged as a result of the assumption or replacement of such Company Option; provided, however, that Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Company Option assumed or replaced by Parent. The “Conversion Ratio” shall be equal to the lesser of: (1) the quotient of (x) the sum of the Per Share Cash Amount plus the Specified Dividend Per Share Amount (such sum, the “Conversion Per Share Amount”), divided by (y) the average of the closing sale prices of a share of Parent Common Stock as reported on the NASDAQ Global Select Market for each of the five consecutive trading days immediately preceding the Closing Date (the “Average Parent Stock Price”); and (2) the maximum conversion ratio that would enable Parent to convert Company Options and Company RSUs that are not Identified Termination Company Awards into equity awards of Parent in accordance with this Section 5.3 and the methodology set forth in Schedule 4 to the Amendment (the “Foundry Equity Award Conversion Methodology”) without a vote of Parent’s stockholders being required under applicable Legal Requirements to approve the issuance of such equity awards of Parent.

(b) At the Effective Time, each Identified RSU Conversion Company Option that is outstanding and unexercised immediately prior to the Effective Time shall neither be assumed nor replaced by Parent with a substituted equivalent Parent stock option, and such Identified RSU Conversion Company Option shall terminate in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Equity Plan and the terms of the stock option agreement by which such Company Option is evidenced. At the Effective Time, Parent shall grant to each holder of a terminated Identified RSU Conversion Option a fully-vested right to be issued Parent Common Stock upon settlement thereof (the “Replacement Right”), with such settlement to occur promptly after the Closing Date. The number of shares of Parent Common Stock subject to such Replacement Right shall, subject to withholding pursuant to Section 1.7(e), be determined by multiplying (i) the number of shares of Company Common Stock that were subject to such Identified RSU Conversion Company Option immediately prior to the Effective Time, by (ii) the fraction having a numerator equal to the amount by which the Conversion Per Share Amount exceeds the exercise price of such Identified RSU Conversion Company Option, and having a denominator equal to the Average Parent Stock Price, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock. For purposes of this Agreement, an “Identified RSU Conversion Company Option” shall mean any Company Option that has an exercise price of less than the Conversion Per Share Amount and is required to be replaced with a right to be issued Parent Common Stock in accordance with the Foundry Equity Award Conversion Methodology.

(c) Each unexercised Identified Terminated Company Award that is outstanding immediately prior to the Effective Time (whether or not vested) shall neither be assumed nor replaced by Parent with a substituted equivalent Parent award, and shall, as of the Effective Time, terminate in accordance with the terms of the applicable Company Equity Plan and/or the applicable agreement by which the applicable Identified Termination Company Award is evidenced, without payment of consideration. For purposes of this Agreement, (i) an “Underwater Company Option” shall mean any Company Option having an exercise price equal to or greater than the Conversion Per Share Amount, (ii) a “Terminated Company Associate” shall mean any Company Associate whose employment with Foundry or its affiliates is terminated on or prior to the Closing Date, and (iii) an “Identified Termination Company Award” shall mean (1) any Underwater Company Option that is (x) held by any member of the board of directors of the Company or by any Terminated Company Associate, or (y) required not to be assumed or substituted for by Parent in accordance with the Foundry Equity Award Conversion Methodology, and (2) any unvested Company Option or Company RSU that is held by a Terminated Company Associate, after giving effect to any acceleration of such awards provided for under applicable Company Contracts.

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(d) At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not vested, shall be converted into and become a right to be issued Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (i) assuming such Company RSU; or (ii) replacing such Company RSU by issuing a reasonably equivalent replacement right to be issued Parent Common Stock in substitution therefor, in either case in accordance with the terms (as in effect as of the date of this Agreement) of the applicable Company Equity Plan and the terms of the award agreement by which such Company RSU is evidenced. All rights with respect to Company Common Stock under Company RSUs assumed or replaced by Parent shall thereupon be converted into rights to be issued Parent Common Stock upon settlement of such assumed or replaced Company RSUs. Accordingly, from and after the Effective Time: (A) each Company RSU assumed or replaced by Parent will represent a right to be issued solely shares of Parent Common Stock upon settlement thereof; (B) the number of shares of Parent Common Stock subject to each Company RSU assumed or replaced by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company RSU immediately prior to the Effective Time by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (C) subject to the terms of the award agreement by which such Company RSU is evidenced, any restriction on the issuance of shares under any Company RSU assumed or replaced by Parent shall continue in full force and effect and the vesting schedule and other provisions of such Company RSU shall otherwise remain unchanged as a result of the assumption or replacement of such Company RSU; provided, however, that Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Company RSU assumed or replaced by Parent.

(e) Parent shall file with the SEC, no later than 15 business days after the date on which the Merger becomes effective, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Company Options and Company RSUs assumed or replaced by Parent in accordance with Sections 5.3(a), 5.3(b), 5.3(d) and 5.3(g), and shall use its reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such options or restricted stock units remain outstanding.

(f) Prior to the Effective Time, the Company shall take all action that may be reasonably necessary (under the Company Equity Plans and otherwise) to effectuate the provisions of this Section 5.3 and to ensure that, from and after the Effective Time, holders of Company Options and Company RSUs have no rights with respect thereto other than those specifically provided in this Section 5.3; provided, however, that in no event shall the Company be required take any of the actions set forth on Schedule 5 to the Amendment.

(g) At the Effective Time, each Company ESPP Option under the Company ESPP that is outstanding and unexercised immediately prior to the Effective Time and for which a Company ESPP Offering Period has not expired shall be converted into and become an option to purchase Parent Common Stock, with such conversion effected through Parent, at Parent’s option, either: (i) assuming such Company ESPP Option; or (ii) replacing such Company ESPP Option by issuing a reasonably equivalent replacement stock option to purchase Parent Common Stock in substitution therefor, in either case in accordance with the terms of the Company ESPP (as in effect on the date of this Agreement) and the terms of the Company ESPP Subscription Agreement (as in effect immediately prior to the Effective Time) of each Company Associate who is participating in the Company ESPP immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company ESPP Options assumed or replaced by Parent shall thereupon be converted into options with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Company ESPP Option assumed or replaced by Parent will be automatically exercised solely for shares of Parent Common Stock; (B) subject to the limitations set forth in the Company ESPP on the number of shares of Company Common Stock that may be purchased by any participant in any Company ESPP Purchase Period (as adjusted to reflect the Conversion Ratio), the number of shares of Parent Common Stock subject to each Company ESPP Option assumed or replaced by Parent shall be determined by dividing the Company ESPP Contributions of each participant in the Company ESPP as of the applicable Company ESPP Purchase Date by the per share exercise price determined pursuant to clause “(C)” of this sentence, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for the Parent

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Common Stock issuable upon exercise of each Company ESPP Option assumed or replaced by Parent shall be determined to be the lower of (1) 85% of the Company ESPP Offering Date Fair Market Value divided by the Conversion Ratio, rounding the resulting exercise price up to the nearest whole cent, and (2) 85% of the Parent Common Stock Fair Market Value on the Company ESPP Purchase Date, rounding the exercise price up to the nearest whole cent; and (D) any restriction on a Company ESPP Option, as set forth in the terms of the Company ESPP (as in effect on the date of this Agreement) and in a Company ESPP Subscription Agreement (as in effect immediately prior to the Effective Time) shall continue in full force and effect notwithstanding such assumption or replacement.”

2.24  Amendment to Section 5.4(c) of the Merger Agreement.  Section 5.4(c) of the Merger Agreement shall be amended by (a) deleting the words “(i) any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”), and (ii)” from the first sentence thereof, and (b) deleting the second and third sentences thereof.

2.25  Amendment to Section 5.10 of the Merger Agreement.  Section 5.10 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“5.10  [Intentionally Omitted]”

2.26  Amendment to Section 5.12 of the Merger Agreement.  Section 5.12 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“(a) Parent shall use its reasonable best efforts to cause to be taken all actions necessary to obtain the release to Parent of the proceeds of the Term Loan on the terms and subject to the conditions described in the Credit Agreement, including using its reasonable best efforts to: (i) maintain in effect the Credit Agreement; (ii) comply on a timely basis with all covenants, and satisfy on a timely basis all conditions, required to be complied with or satisfied by Parent in the Credit Agreement to the extent that the failure to so comply or satisfy would be reasonably expected to adversely impact the availability to Parent of the proceeds of the Term Loan; (iii) cause the proceeds of the Term Loan to be released to Parent, on the terms and subject to the conditions described in the Credit Agreement, at such time or from time to time as is necessary for Parent to satisfy its obligations under this Agreement; (iv) pay any and all commitment or other fees in a timely manner that become payable by Parent or Merger Sub under the Credit Agreement following the date of the Amendment, to the extent that the failure to pay such fees would be reasonably expected to adversely impact the availability to Parent of the proceeds of the Term Loan; and (v) seek to enforce its rights under the Credit Agreement; provided, however, that, notwithstanding anything to the contrary contained in this Agreement: (1) Parent shall have the right to substitute other debt or equity financing for all or any portion of the Term Loan from the same and/or alternative financing sources so long as such substitute financing is subject to funding conditions that are not materially less favorable to Parent than the release conditions set forth in the Credit Agreement and so long as such substitute financing would not materially and adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis; and (2) Parent shall not be required to, and Parent shall not be required to cause any other Person to, commence, participate in, pursue or defend any Legal Proceeding against or involving any of the Persons that have provided or committed to provide any portion of, or otherwise with respect to, the Term Loan. In the event any portion of the proceeds of the Term Loan becomes unavailable on the terms and conditions contemplated in the Credit Agreement for any reason or the Credit Agreement shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent shall use its reasonable best efforts to obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative term debt financing on terms not less favorable to Parent in any material respect than the terms of the Term Loan, in an amount equal to the lesser of (x) an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (after taking into consideration the funds held by or otherwise available to Parent and the Acquired Corporations), and (y) the amount of the net proceeds of the Term Loan as of the date of the Amendment. In the event any alternative or substitute financing is obtained by Parent in accordance with the terms of this Section 5.12(a) (the “Alternative Term Loan Financing”), then, with respect to such Alternative Term Loan Financing (but not with respect to any portion of the Term Loan still available), references in this Agreement to the Term Loan (including, for avoidance of doubt, the references in this Section 5.12 and Exhibit A) shall be

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deemed to refer to the Alternative Term Loan Financing, and if a new financing commitment letter or credit agreement is entered into in connection with such Alternative Term Loan Financing (the “New Financing Document”), references in this Agreement to the Credit Agreement (including, for avoidance of doubt, the references in this Section 5.12, but excluding the reference in clause “(y)” of the preceding sentence) shall be deemed to refer to the New Financing Document. Parent will provide the Company with a copy of the non-confidential portions (and, if approved by the other parties thereto, a summary of any confidential portions) of any New Financing Document obtained by Parent in connection with an Alternative Term Loan Financing as promptly as practicable following the execution thereof.

(b) Parent shall use its reasonable best efforts to cause to be taken all actions necessary to obtain the Bridge Financing (as defined in the Debt Commitment Letter) on the terms and subject to the conditions described in the Debt Commitment Letter, but only in the amount and to the extent the Bridge Financing is necessary to enable Parent to consummate the Merger (such financing, in the amount and to the extent necessary to enable Parent to consummate the Merger, the “Applicable Bridge Loan”), including using its reasonable best efforts to do the following to the extent necessary to enable Parent to consummate the Merger: (i) maintain in effect the applicable portions of the Debt Commitment Letter and negotiate and enter into definitive agreements with respect to the Applicable Bridge Loan (A) on the terms and subject to the conditions reflected in the Debt Commitment Letter or (B) on other terms that are acceptable to Parent and would not materially and adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis; (ii) comply on a timely basis with all covenants, and satisfy on a timely basis all conditions, required to be complied with or satisfied by Parent in the Debt Commitment Letter and in such definitive agreements, in each case with respect to the Applicable Bridge Loan, to the extent that the failure to so comply or satisfy would be reasonably expected to adversely impact the availability to Parent of the Applicable Bridge Loan; (iii) cause the Applicable Bridge Loan to be consummated at such time or from time to time as is necessary for Parent to satisfy its obligations under this Agreement; (iv) pay any and all commitment or other fees in a timely manner that become payable by Parent or Merger Sub under the Debt Commitment Letter with respect to the Applicable Bridge Loan following the date of this Agreement, to the extent that the failure to pay such fees would be reasonably expected to adversely impact the availability of the Applicable Bridge Loan; (v) obtain rating agency approvals to the extent required to obtain the Applicable Bridge Loan; and (vi) seek to enforce its rights under the Debt Commitment Letter with respect to the Applicable Bridge Loan; provided, however, that, notwithstanding anything to the contrary contained in this Agreement: (1) Parent shall have the right to substitute other debt or equity financing for all or any portion of the Bridge Financing from the same and/or alternative financing sources so long as such substitute financing is subject to funding conditions that are not materially less favorable to Parent than the funding conditions set forth in the Debt Commitment Letter with respect to the Bridge Financing and so long as such substitute financing would not materially and adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement on a timely basis; and (2) Parent shall not be required to, and Parent shall not be required to cause any other Person to, commence, participate in, pursue or defend any Legal Proceeding against or involving any of the Persons that have committed to provide any portion of, or otherwise with respect to, the Bridge Financing. In the event any portion of the Applicable Bridge Loan becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter for any reason or the terms of the Debt Commitment Letter relating to the Applicable Bridge Loan shall be terminated or modified in a manner materially adverse to Parent for any reason, Parent shall use its reasonable best efforts to obtain, as promptly as practicable, from the same and/or alternative financing sources, alternative debt financing on terms not less favorable to Parent in any material respect than the terms of the Applicable Bridge Loan, in an amount equal to the lesser of (x) an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (after taking into consideration the funds held by or otherwise available to Parent and the Acquired Corporations, including the proceeds of the Term Loan), and (y) the amount of the Bridge Financing that was contemplated by the Debt Commitment Letter on the date of this Agreement. In the event any alternative or substitute financing is obtained by Parent in accordance with the terms of this Section 5.12(b) (the “Alternative Bridge Financing”), references in this Agreement to the Bridge Financing and the Applicable Bridge Loan (including, for avoidance of doubt, the references in this Section 5.12 and Exhibit A) shall be deemed to refer to the Alternative Bridge Financing, and if a new financing commitment letter is

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entered into in connection with such Alternative Bridge Financing (the “New Commitment Letter”), references in this Agreement to the Debt Commitment Letter (including, for avoidance of doubt, the references in this Section 5.12, but excluding the references in Section 3.6 and in clause “(y)” of the preceding sentence) shall be deemed to refer to the New Commitment Letter. Parent will provide the Company with a copy of the non-confidential portions (and, if approved by the other parties thereto, a summary of any confidential portions) of any New Commitment Letter obtained by Parent in connection with an Alternative Bridge Financing as promptly as practicable following the execution thereof.

(c) Parent shall keep the Company reasonably informed, and shall confer periodically with the Company, with respect to all material activity concerning the status of the Term Loan and the Applicable Bridge Loan, including the status of Parent’s efforts to comply with its covenants under, and satisfy the conditions contemplated by, the Debt Commitment Letter (as it pertains to the Applicable Bridge Loan) and the Credit Agreement and shall give the Company prompt notice of any event or change that Parent determines will materially and adversely affect the ability of Parent to cause the proceeds of the Term Loan to be released to Parent or to consummate the Applicable Bridge Loan. Without limiting the foregoing, Parent agrees to notify the Company promptly, and in any event within two business days, if at any time: (i) the Debt Commitment Letter (as it pertains to the Applicable Bridge Loan) or the Credit Agreement shall expire or be terminated for any reason; (ii) any party to the Debt Commitment Letter notifies Parent in writing that such party no longer intends to provide any portion of the Applicable Bridge Loan to Parent on the terms set forth in the Debt Commitment Letter; or (iii) either Bank of America N.A. or Morgan Stanley Senior Funding, Inc. (collectively, the “Arrangers”) notifies Parent in writing that (A) the proceeds of the Term Loan will not be released to Parent on the terms set forth in the Credit Agreement, or (B) any lender that is a party to the Credit Agreement has notified the Arrangers in writing that such lender intends to prevent the release to Parent of such lender’s portion of the Term Loan. Parent shall not, without the prior written consent of the Company, amend the Credit Agreement or the Debt Commitment Letter in any manner (including by way of a side letter or other binding agreement, arrangement or understanding) that would: (1) expand in any material respect, or amend in a manner materially adverse to Parent, the conditions to the release of the proceeds of the Term Loan set forth in the Credit Agreement or the conditions to the funding of the Applicable Bridge Loan set forth in the Debt Commitment Letter; (2) prevent or materially impair or delay the Closing; (3) subject to Parent’s right to obtain substitute financing as set forth in Sections 5.12(a) and 5.12(b), reduce the aggregate amount of the Term Loan and the Applicable Bridge Loan to an amount below the amount needed (in combination with all funds held by or otherwise available to Parent and the Acquired Corporations) to consummate the Merger; or (4) to the Knowledge of Parent, materially and adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the Credit Agreement with respect to the Term Loan or the Applicable Bridge Loan.

(d) During the Pre-Closing Period, upon the request of Parent, the Company shall, and shall cause its Subsidiaries and the Representatives of the Acquired Corporations to, cooperate reasonably with Parent in connection with Parent’s financing of the Merger, including by: (i) participating in meetings and road shows, if any; (ii) providing on a timely basis information reasonably requested by Parent relating to such financing; (iii) preparing in a timely manner business projections and financial statements (including pro forma financial statements); (iv) assisting in a timely manner in the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents; (v) using its reasonable best efforts to ensure that the syndication efforts of the lead arrangers for the Debt Financing (or any Alternative Term Loan Financing or Alternative Bridge Financing) benefit materially from the existing lending relationships of the Acquired Corporations; (vi) providing such assistance as Parent may reasonably require in procuring a corporate credit rating for Parent from Standard & Poor’s Rating Services and a corporate family credit rating for Parent from Moody’s Investor Services, Inc. at least 30 business days prior to the Closing Date; and (vii) obtaining the consent of, and customary comfort letters from, Ernst & Young LLP (including by providing customary management letters and requesting legal letters to obtain such consent) if necessary or desirable for Parent’s use of the Company’s financial statements. Without limiting the generality of the foregoing, the Company shall ensure that all financial and other projections concerning the Acquired Corporations that are made available to Parent after the date of this Agreement are prepared in good faith and are based upon assumptions that are reasonable at the time made. Notwithstanding the foregoing: (A) such requested cooperation shall not

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unreasonably interfere with the ongoing operations of the Acquired Corporations; and (B) no Acquired Corporation shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financing contemplated by the Debt Commitment Letter prior to the Effective Time (unless such fee or liability is subject to the immediately succeeding sentence or such fee or liability is conditional on the occurrence of the Effective Time). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses of the Company’s counsel and the Company’s accountants incurred by the Acquired Corporations in connection with such requested cooperation, and, except in cases involving fraud or intentional misconduct or intentional misrepresentation on the part of any of the Acquired Corporations or any Representative of any Acquired Corporation, Parent shall indemnify and hold harmless the Acquired Corporations against any costs, expenses or liabilities incurred by the Acquired Corporations as a result of any Action against the Acquired Corporations arising out of any acts performed by the Acquired Corporations at Parent’s request under this Section 5.12.”

2.27  Amendment to Section 5.13 of the Merger Agreement.  Section 5.13 of the Merger Agreement shall be amended by deleting the first sentence thereof and replacing it in its entirety with the following sentence:

“The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation (including any class action or derivative litigation) against the Company and/or any of its directors or officers (“Foundry Stockholder Litigation”) relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement, and, except as set forth on Schedule 6 to the Amendment, no compromise or full or partial settlement of any such litigation shall be agreed to by the Company without Parent’s prior written consent.”

2.28  Amendment to Section 5.14 of the Merger Agreement.  Section 5.14 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“5.14  Cash Management.  Each of Parent and the Company shall use its reasonable best efforts to manage its cash, cash equivalents and investment portfolio to meet the Merger-related liquidity needs of Parent and the Acquired Corporations on the Closing Date.”

2.29  Amendment to Section 6.3 of the Merger Agreement.  Section 6.3 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“6.3  [Intentionally Omitted]”

2.30  Amendment to Section 6.9 of the Merger Agreement.  Section 6.9 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“6.9  [Intentionally Omitted]”

2.31  Amendment to Section 6.14 of the Merger Agreement.  Section 6.14 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“6.14   Minimum Cash Balance.  The sum of the aggregate amount of unrestricted cash held by the Company in the U.S. plus the liquidation value of the Cash Equivalents (as defined in the Credit Agreement) held by the Company in the U.S. shall exceed the lesser of (a) $800,000,000, and (b) the dollar amount necessary to enable the condition set forth in Section 4.01(II)(f) of the Credit Agreement to be satisfied.”

2.32  Amendment to Section 7.3 of the Merger Agreement.  Section 7.3 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“7.3  [Intentionally Omitted]”

2.33  Amendment to Section 7.6 of the Merger Agreement.  Section 7.6 of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“7.6  [Intentionally Omitted]”

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2.34  Amendment to Section 8.1(g) of the Merger Agreement.  Section 8.1(g) of the Merger Agreement shall be amended by replacing the words “Section 3.6 or Section 3.7” with the words “Section 3.6, Section 3.7 or Section 3.9”.

2.35  Amendment to Section 8.3(a) of the Merger Agreement.  Section 8.3(a) of the Merger Agreement shall be deleted and replaced in its entirety with the following:

‘‘(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that (i) Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with the filing, printing and mailing of Parent’s registration statement on Form S-4 and the Proxy Statement and any amendments or supplements thereto, and (ii) in the event that this Agreement is terminated pursuant to Section 8.1(a), Section 8.1(b), Section 8.1(c), Section 8.1(g) or Section 8.1(h), Parent shall reimburse the Company for (A) up to $250,000 of the reasonable, documented, out-of-pocket expenses incurred by the Company in taking the actions described on Schedule 7 to the Amendment, and (B) the reasonable, documented, out-of-pocket expenses incurred by the Company in taking any action outside the ordinary course of business that is specifically requested by Parent following the date of the Amendment in a written notice delivered to the Company that refers specifically to clause “(B)” of the proviso to this Section 8.3(a).”

2.36  Amendment to Section 8.3(b) of the Merger Agreement.  Section 8.3(b) of the Merger Agreement shall be deleted and replaced in its entirety with the following:

‘‘(b)  [Intentionally Omitted]”

2.37  Amendment to Section 8.3(d) of the Merger Agreement.  Section 8.3(d) of the Merger Agreement shall be amended by deleting the words “minus any amount actually previously paid by the Company to Parent as reimbursement pursuant to Section 8.3(b)” at the end thereof.

2.38  Amendments to Section 8.3(f) of the Merger Agreement.  Section 8.3(f) of the Merger Agreement shall be deleted and replaced in its entirety with the following:

“(f) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or by the Company pursuant to Section 8.1(g) and at the time of the termination of this Agreement (A) each of the conditions set forth in Sections 6 and 7 (other than the conditions set forth in Sections 6.6(b) and 7.5) has been satisfied or waived, (B) the Company is ready, willing and able to consummate the Merger, and (C) there exists an uncured Financing Failure with respect to the Term Loan or the Applicable Bridge Loan, or (ii) this Agreement is terminated by the Company pursuant to Section 8.1(h), then Parent shall pay to the Company in cash, at the time specified below, a nonrefundable fee in the amount of $125,000,000 (the “Reverse Termination Fee”). If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) and at the time of the termination of this Agreement (A) each of the conditions set forth in Sections 6.1, 6.2, 6.5, 6.6(a), 6.7, 6.8, 6.11, 6.12, 6.13, 6.14, 7.1, 7.2, 7.7 and 7.8 is satisfied or has been waived, (B) there exists a Specified Circumstance (as defined below), (C) the Company is ready, willing and able to consummate the Merger, and (D) there exists an uncured Financing Failure with respect to the Term Loan or the Applicable Bridge Loan, then Parent shall pay to the Company, in cash within two business days after the date of such termination, a non-refundable fee in the amount of $85,000,000 (the “Reduced Fee”). Under no circumstances will the Company be entitled to receive both the Reverse Termination Fee and the Reduced Fee. In the case of the termination of this Agreement by the Company pursuant to Section 8.1(b), Section 8.1(g) or Section 8.1(h), in each case under the circumstances set forth in the first sentence of this Section 8.3(f), the Reverse Termination Fee shall be paid by Parent within two business days after such termination; and in the case of the termination of this Agreement by Parent pursuant to Section 8.1(b) under the circumstances set forth in the first sentence of this Section 8.3(f), the Reverse Termination Fee shall be paid by Parent at or prior to the time of such termination. Notwithstanding anything to the contrary contained in Section 5.6(b), Section 8.3, Section 9.12 or elsewhere in this Agreement, if this Agreement is terminated as set forth in the first or second sentence of this Section 8.3(f), the Company’s right to receive either the Reverse Termination Fee or the Reduced Fee, as applicable, pursuant to this Section 8.3(f) shall be the sole and exclusive remedy of the

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Acquired Corporations and their respective stockholders and affiliates against Parent or any of its Related Persons (as defined below) for, and the Acquired Corporations (on their own behalf and on behalf of their respective stockholders and affiliates) shall be deemed to have waived all other remedies (including equitable remedies) with respect to, (i) any failure of the Merger to be consummated, and (ii) any breach by Parent or Merger Sub of its obligation to consummate the Merger or any other covenant, obligation, representation, warranty or other provision set forth in this Agreement. Upon payment by Parent of either the Reverse Termination Fee or the Reduced Fee, as applicable, pursuant to this Section 8.3(f), neither Parent nor any of its Related Persons shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, and in no event shall any Acquired Corporation (and the Company shall ensure that the Acquired Corporations’ controlled affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with this Agreement or the transactions contemplated by this Agreement. The parties agree that the Reverse Termination Fee, the Reduced Fee and the agreements contained in this Section 8.3(f) are an integral part of the Merger and the other transactions contemplated by this Agreement and that each of the Reverse Termination Fee and the Reduced Fee constitutes liquidated damages and not a penalty. In addition, notwithstanding anything to the contrary contained in this Agreement, regardless of whether or not this Agreement is terminated, except for Parent’s obligation to pay to the Company the Reverse Termination Fee or the Reduced Fee if and when the Reverse Termination Fee or Reduced Fee becomes payable by Parent to the Company pursuant to this Section 8.3(f):

(1)  neither Parent nor any of Parent’s Related Parties shall have any liability for (x) any inaccuracy in any representation or warranty set forth in Section 3.6, Section 3.7 or Section 3.9 or any inaccuracy in any other representation or warranty relating to the Debt Financing (regardless of whether such representation or warranty refers specifically to the Debt Financing), or (y) any breach of any of the Parent Financing Covenants, unless such inaccuracy or breach constitutes a Willful Breach by Parent; and

(2)  in the event of any Financing Failure, neither Parent nor any of Parent’s Related Parties shall have any liability of any nature (for any breach of this Agreement or otherwise) to any Acquired Corporation or to any stockholder or affiliate of any Acquired Corporation.

Without limiting the generality of the preceding sentence and notwithstanding anything to the contrary contained in this Agreement, in no event shall any Acquired Corporation (and the Company shall ensure that the Acquired Corporations’ controlled affiliates do not) seek to recover any money damages or losses, or seek to pursue any other recovery, judgment, damages or remedy (including any equitable remedy) of any kind, in connection with any inaccuracy or breach of the type referred to in the preceding sentence or in connection with any Financing Failure (except that the Company may seek to recover either the Reverse Termination Fee or the Reduced Fee if and when the Reverse Termination Fee or Reduced Fee becomes payable by Parent to the Company pursuant to this Section 8.3(f)). For purposes of this Section 8.3(f):

(x) Parent’s “Related Persons” shall include: (i) the former, current and future directors, officers, employees, agents, stockholders, Representatives, Subsidiaries, affiliates and assignees of Parent; and (ii) any former, current or future director, officer, affiliate or assignee of any Person described in clause “(i)”; and

(y) a “Specified Circumstance” shall be deemed to exist, if and only if:

(i) the conditions set forth in Sections 6.4 and 7.4 shall not have been satisfied and (A) the Company Stockholders’ Meeting shall not have taken place, (B) no failure to convene the Company Stockholders’ Meeting or to obtain the Required Stockholder Vote, and no delay in convening the Company Stockholders’ Meeting or in obtaining the Required Company Stockholder Vote, shall have resulted directly from an Acquisition Inquiry or an Acquisition Proposal, and (C) the Company shall have satisfied in all material respects all of its covenants and obligations relating to the Proxy Statement and the Company Stockholders’ Meeting, including its obligation to use its reasonable best efforts to convene the Company Stockholders’ Meeting and to obtain the Required Company Stockholder Vote as promptly as practicable after the date of the Amendment and in any event prior to the End Date; or

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(ii) the condition set forth in Section 6.10 shall not have been satisfied and (A) there shall be in effect an injunction preventing the consummation of the Merger, (B) such injunction shall have been issued by a court of competent jurisdiction in any stockholder class action or derivative litigation against the Company and/or any of its directors or officers relating (in whole or in part) directly to and arising directly from the Amendment or the delay beyond October 24, 2008 in holding the Company Stockholders’ Meeting (the “Delay”), and (C) the Company shall have satisfied in all material respects all of its covenants and obligations relating to such litigation, such injunction and the circumstances giving rise thereto, including its obligation to use its reasonable best efforts to cause such injunction to be lifted as promptly as possible, and in any event prior to the End Date; or

(iii) all of the requirements set forth in clause “(i)” above (including the requirements set forth in clauses “(A),” “(B)” and “(C)” of said clause “(i)”) and all of the requirements set forth in clause “(ii)” above (including the requirements set forth in clauses “(A),” “(B)” and “(C)” of said clause “(ii)”) have been satisfied.”

2.39  Amendments to Exhibit A to the Merger Agreement.

(a) The defined term “Designated Representations” shall be amended by replacing the words “and (e) Section 2.22 of the Agreement” with the words “(e) Section 2.22 of the Agreement; and (f) Section 2.27 of the Agreement”.

(b) The defined term “Financing Failure” shall be deleted from Exhibit A to the Merger Agreement and replaced in its entirety with the following:

“Financing Failure.  “Financing Failure” shall mean a refusal or other failure, for any reason, on the part of any Person that has executed the Debt Commitment Letter or any definitive financing document relating to the Debt Financing (including the Credit Agreement), or on the part of any other Person obligated or expected at any time to provide or release a portion of the Debt Financing (including the Term Loan and the Applicable Bridge Loan), to provide or release a portion of such Debt Financing; provided, however, that any such refusal or other failure shall not be deemed to be a “Financing Failure” for purposes of the Agreement if such refusal or other failure results directly from a Willful Breach of any of the Parent Financing Covenants.”

(c) The defined term “Form S-4 Registration Statement” shall be deleted from Exhibit A to the Merger Agreement.

(d) The defined term “Merger Consideration” shall be deleted from Exhibit A to the Merger Agreement and replaced in its entirety with the following:

“Merger Consideration.   “Merger Consideration” shall mean the cash consideration that a holder of shares of Company Common Stock who does not perfect his or its appraisal rights under the DGCL is entitled to receive in exchange for such shares of Company Common Stock pursuant to Section 1.5.”

(e) The defined term “Parent Financing Covenants” shall be amended by replacing the words “Debt Financing”, each time they appear, with the words “Term Loan and Applicable Bridge Loan”.

(f) The defined term “Prospectus/Proxy Statement” shall be deleted from Exhibit A to the Merger Agreement and replaced in its entirety with the following:

“Proxy Statement.  “Proxy Statement” shall mean the proxy statement to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.”

(g) The defined term “Triggering Event” in Exhibit A to the Merger Agreement shall be amended by replacing the words “Prospectus/Proxy Statement”, in each place they appear in clause “(b)”, with the words “Proxy Statement”.

2.40  Adjournment of Company Stockholder Meeting.  The Company shall reconvene the Company Stockholders’ Meeting on November 7, 2008 and adjourn it until a date to be determined in accordance with Section 5.2(a) of the Merger Agreement.

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2.41  Voting of Company Common Stock held by Parent.  Parent shall, within two business days after receipt of a written request from the Company to do so, either vote the shares of Company Common Stock held by Parent in favor of the adoption of the Merger Agreement or provide the Company with a completed proxy card instructing the Company to vote such shares in favor of the adoption of the Merger Agreement on Parent’s behalf.

Section 3.  Miscellaneous

3.1  No Further Amendment.  Except as otherwise expressly provided in this Amendment, all of the terms and conditions of the Merger Agreement remain unchanged and continue in full force and effect.

3.2  Effect of Amendment.  This Amendment shall form a part of the Merger Agreement for all purposes, and each party hereto and thereto shall be bound hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

3.3  Applicable Law; Jurisdiction.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Amendment or any of the transactions contemplated by this Amendment: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; and (b) each of the parties irrevocably waives the right to trial by jury.

3.4  Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Amendment constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof. This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Amendment.

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IN WITNESS WHEREOF, the parties have signed or caused this Amendment to be signed by their respective officers thereunto duly authorized all as of November 7, 2008.

Brocade Communications Systems, Inc.

By:	/s/ Michael Klayko
Name:     Michael Klayko

Title:	CEO

Falcon Acquisition Sub, Inc.

By:	/s/ Tyler Wall
Name:     Tyler Wall

Title:	VP, General Counsel and Secretary

Foundry Networks, Inc.

By:	/s/ Daniel W. Fairfax
Name:     Daniel W. Fairfax

Title:	Chief Financial Officer

Signature Page to Amendment No. 1 to Agreement and Plan of Merger

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SCHEDULE 4

FOUNDRY EQUITY AWARD CONVERSION METHODOLOGY

Unless otherwise agreed to by Parent and the Company in writing, Parent shall cause the actions set forth below to be taken if and only to the extent required to convert Company Options and Company RSUs into equity awards of Parent in accordance with Section 5.3 of the Merger Agreement without a vote of Parent’s stockholders being required under applicable Legal Requirements. For greater clarity, if a vote of Parent’s stockholders would be required under applicable Legal Requirements to convert Company Options and Company RSUs into equity awards of Parent in accordance with Section 5.3(a) and 5.3(d) of the Merger Agreement (after taking into account the Company Options and/or Company RSUs that are replaced with equity awards of Parent (the “Replacement”), which awards will represent 60,000,000 of the shares of Parent Common Stock that are available for grant under Parent’s existing equity award plans or such greater number of shares as Parent, in its sole discretion, may determine), then Parent shall cause the actions set forth in Step 1 below to be taken with respect to each of the Company Options and/or Company RSUs described in Step 1. If, after having taken all such actions, a vote of Parent’s stockholders would still be required to convert Company Options and Company RSUs into equity awards of Parent in accordance with Section 5.3 of the Merger Agreement (after taking the Replacement into account), then Parent shall cause the actions set forth in Step 2 to be taken with respect to each of the Company Options and/or Company RSUs described in Step 2, and so on until no such vote of Parent’s stockholders would be required (after taking the Replacement into account) after completion of one of the steps below (the last step required to be completed so that no such vote is required, the “No Vote Step”), at which point none of the subsequent steps would be taken by Parent; provided however, that Parent and the Company may (but neither Parent nor the Company shall be obligated to) mutually agree to divide the Company Options and/or Company RSUs that are subject to the No Vote Step into multiple sub-steps and treat such sub-steps as if they had been set forth below in lieu of the No Vote Step. If, and only if, after the actions set forth in Step 11 have all been taken, a vote of Parent’s stockholders would still be required under applicable Legal Requirements (after taking the Replacement into account), then the Conversion Ratio shall be decreased to the extent required to eliminate the requirement for such a vote.

Step 1:	Neither assume nor substitute for Underwater Company Options held by Change of Control Officers (as defined below) who are identified by Parent as transition employees, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).
Step 2:	Neither assume nor substitute for Underwater Company Options held by Company Associates who are identified by Parent as transition employees, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).
Step 3:	Neither assume nor substitute for vested, in-the-money Company Options held by members of the Foundry board of directors, and, in lieu thereof, grant to such individuals fully-vested rights to be issued Parent Common Stock in accordance with Section 5.3(b).
Step 4:	Neither assume nor substitute for vested, in-the-money Company Options held by Change of Control Officers, and, in lieu thereof, grant to such individuals fully-vested rights to be issued Parent Common Stock in accordance with Section 5.3(b).
Step 5:	Neither assume nor substitute for Underwater Company Options having an exercise price of $36 or more, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).
Step 6:	Neither assume nor substitute for vested, in-the-money Company Options held by Company Associates, and, in lieu thereof, grant to such individuals fully-vested rights to be issued Parent Common Stock in accordance with Section 5.3(b).
Step 7:	Neither assume nor substitute for Underwater Company Options having an exercise price of $23.21 or more, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).
Step 8:	Neither assume nor substitute for Underwater Company Options having an exercise price of $19.25 or more, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).

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Step 9:	Neither assume nor substitute for Underwater Company Options having an exercise price of $17.00 or more, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).
Step 10:	Neither assume nor substitute for Underwater Company Options having an exercise price of $16.80 or more, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).
Step 11:	Neither assume nor substitute for all other Underwater Company Options, with such Underwater Company Options terminating as of the Effective Time in accordance with Section 5.3(c).

For purposes of this Schedule 4, “Change of Control Officers” shall mean the individuals identified on Schedule 5.4(b) to the Merger Agreement.

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SCHEDULE 5

The Company shall not be required to seek or obtain consents or other authorizations from any holder of a Company Option, Company RSU, Company ESPP Option or Company Stock-Based Award to effectuate any of the actions contemplated by Section 5.3 of the Merger Agreement.

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SCHEDULE 6

Notwithstanding Section 5.13 of the Merger Agreement (as amended by the Amendment):

(a) the Company and/or the Company’s current or former directors, officers and employees may enter into any Specified Foundry Stockholder Litigation Settlement directly or indirectly related to the Merger, so long as (A) prior to entering into any such Specified Foundry Stockholder Litigation Settlement, the Company consults with Parent and gives Parent a reasonable opportunity to review and discuss with the Company the proposed terms thereof, and (B) such Specified Foundry Stockholder Litigation Settlement would not require the payment by any of the Acquired Corporations of any amount that, when added to all other amounts paid or payable by the Acquired Corporations since the date of the Merger Agreement in connection with the compromise or settlement of any Foundry Stockholder Litigation, exceeds $5,000,000 in the aggregate; and

(c) Parent may not unreasonably withhold its consent to any other proposed Specified Foundry Stockholder Litigation Settlement.

For purposes of this Schedule 6: (1) a “Specified Foundry Stockholder Litigation Settlement” shall mean a settlement of any Foundry Stockholder Litigation that (x) is on reasonable terms as determined by the Company’s Board of Directors, and (y) involves only the payment of money damages and/or the making of disclosures by the Acquired Corporations that are reasonably acceptable to Parent (and does not involve any admission of liability); and (2) in calculating the amount of the payments required by any Specified Foundry Stockholder Litigation Settlement, the dollar amount of any insurance proceeds for settlement that the Acquired Corporations’ insurers have agreed in writing to pay on the date payment is due under the applicable settlement documents relating to such Specified Foundry Stockholder Litigation Settlement shall not be included.

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SCHEDULE 7

1. The Company’s cancellation of hotel rooms and flights due to the Company’s sales group not attending Parent’s upcoming sales conference.

2. The tax planning project requested by Parent.

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Annex B-1

FORM OF VOTING AGREEMENT

This Voting Agreement (“Agreement”) is entered into as of July 21, 2008, by and between Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of Foundry Networks, Inc., a Delaware corporation (the “Company”).

Recitals

A.  Stockholder Owns certain securities of the Company.

B. Parent, Falcon Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”) which provides (subject to the conditions set forth therein) for the merger of Merger Sub into the Company (the “Merger”).

C. In the Merger, each outstanding share of common stock of the Company is to be converted into the right to receive the consideration set forth in the Merger Agreement.

D. Stockholder is entering into this Agreement in order to induce Parent to enter into the Merger Agreement.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.  Certain Definitions

For purposes of this Agreement:

(a) “Company Common Stock” shall mean the common stock, par value $0.0001 per share, of the Company.

(b) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

(c) “Specified Period” shall mean the period commencing on the date of this Agreement and ending on the Termination Date.

(d) “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the Specified Period; provided, that any Subject Securities transferred as permitted in Section 2.3 shall from and after such transfer cease to be Subject Securities of Stockholder (but shall thereafter be “Subject Securities” under the similar Voting Agreement entered into by the transferee of such securities).

(e) “Termination Date” shall mean the earliest of (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) the date upon which the parties hereto agree in writing to terminate this Agreement; or (iv) any amendment to the Merger Agreement that results in a decrease in the “Merger Consideration” as set forth in the Merger Agreement (which shall be deemed to exclude any change in the proportionate form of consideration (between cash and shares of Parent Common Stock) to be paid and issued by Parent in the Merger that is intended to maintain the aggregate value of the Merger Consideration, calculated at the time of such amendment); provided, however, that if at or prior to the time the Termination Date would otherwise occur, Parent and Stockholder enter into any amendment or extension of this Agreement that extends the Termination Date to a later date, the “Termination Date” shall not be deemed to have occurred until the date designated as the Termination Date in such amendment or extension.

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(f) A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Parent (provided that the exercise by Stockholder of any Company Option held by Stockholder shall not be deemed a Transfer hereunder); or (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent.

(g) Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

Section 2.  Transfer of Subject Securities and Voting Rights

2.1  Restriction on Transfer of Subject Securities.  Subject to Section 2.3, during the Specified Period, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.

2.2  Restriction on Transfer of Voting Rights.  During the Specified Period, Stockholder shall not: (a) deposit any Subject Securities into a voting trust; or (b) grant a proxy or enter into a voting agreement or similar agreement (other than this Agreement) with respect to any of the Subject Securities, in each case in a manner which would or would reasonably be expected to (i) prevent or materially hinder the ability of Stockholder to perform any of Stockholder’s obligations hereunder, (ii) limit or reduce any of the rights of Parent hereunder or (iii) be inconsistent with any of the terms of this Agreement.

2.3  Permitted Transfers.  Section 2.1 shall not prohibit a transfer of Subject Securities by Stockholder (a) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, (b) upon the death of Stockholder, (c) in connection with or for the purpose of personal tax-planning or (d) to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; provided, however, that a transfer referred to in this Section 2.3 shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

Section 3.  Voting of Shares; Proxy;

3.1  Voting Covenant.  Stockholder hereby agrees that, during the Specified Period, at any meeting of the stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, unless otherwise directed in writing by Parent and to the extent not voted by the Person(s) appointed pursuant to Section 3.2 hereof, Stockholder shall vote all shares of Company Common Stock owned of record by Stockholder and all other Subject Securities (to the fullest extent of the Stockholder’s right to do so):

(a) in favor of the adoption of the Merger Agreement, in favor of the Merger and in favor of any other action reasonably necessary to facilitate the Merger; and

(b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; and (B) any Acquisition Proposal (including any Superior Offer) and any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

During the Specified Period, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a)” or clause “(b)” of the preceding sentence. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall limit or restrict Stockholder from (i) acting in Stockholder’s capacity as a director or officer of the Company; or (ii) voting in Stockholder’s sole discretion on any matter other than the matters referred to in this Section 3.1.

3.2  Proxy.

(a) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to Parent a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law

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(at all times prior to the Termination Date) with respect to the shares referred to therein (the “Proxy”); and (ii) if applicable, Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

(b) Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to the voting of any Subject Securities inconsistent with the terms of Section 3.1 hereof and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of any Subject Securities inconsistent with the terms of Section 3.1 until after the Termination Date.

Section 4.  Waiver of Appraisal Rights

Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, with respect to any shares of Company Common Stock Owned by Stockholder, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that Stockholder or any other Person who is the record owner of such shares of Company Common Stock Owned by Stockholder may have by virtue of any shares of such Company Common Stock; provided, however, that in the event that the Termination Date shall occur prior to the consummation of the Merger, such waiver shall be deemed rescinded in its entirety without any required action on the part of Stockholder.

Section 5.  No Solicitation

Stockholder agrees that, during the Specified Period, Stockholder shall not, without limiting the last sentence of Section 3.1, directly or indirectly, take or authorize to be taken any action that the Company is prohibited from taking or authorizing to be taken pursuant to Section 4.3 of the Merger Agreement.

Section 6.  Representations and Warranties of Stockholder

Stockholder hereby represents and warrants to Parent as follows as of the date hereof:

6.1  Authorization, etc.  Stockholder has all requisite power, capacity and authority to execute and deliver this Agreement and the Proxy and, with respect to the Subject Securities not transferred in accordance with Section 2.3 hereof, to grant the rights to Parent set forth herein and therein and to perform Stockholder’s obligations hereunder. This Agreement and the Proxy have been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

6.2  No Conflicts or Consents.

(a) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any Legal Requirement or Order applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is or may be bound or affected; or (ii) result in the creation of any encumbrance or restriction on any of the Subject Securities Owned by Stockholder, in each case except for any conflict, violation or encumbrance that would not, individually or in the aggregate, adversely affect Stockholder’s ability to exercise his, her or its voting power under Section 3.1 or grant the Proxy pursuant to Section 3.2 or otherwise grant to Parent the rights granted hereby.

(b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, require any approval or other Consent of any Person.

6.3  Title to Securities.  As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any restrictions or other Encumbrances that would adversely affect Stockholder’s ability to exercise his, her or its voting power under Section 3.1, grant the Proxy pursuant to Section 3.2 or otherwise grant to Parent the rights granted hereby and comply with all of the terms hereof) the number of outstanding shares of Company Common Stock set forth under the heading “Shares Held of Record” on the signature page hereof; (b) Stockholder holds the options, restricted stock units, warrants and other rights to acquire shares of Company Common Stock set forth

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under the heading “Options and Other Rights” on the signature page hereof; (c) Stockholder owns beneficially and not of record (free and clear of any restrictions or other Encumbrances that would adversely affect Stockholder’s ability to exercise his, her or its voting power under Section 3.1, grant the Proxy pursuant to Section 3.2 or otherwise grant to Parent the rights granted hereby and comply with all of the terms hereof)the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, restricted stock unit, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, restricted stock units, warrants and other rights set forth on the signature page hereof.

Section 7.  Miscellaneous

7.1  Stockholder Information.  Stockholder hereby agrees to permit Parent and Merger Sub to publish and disclose in the Form S-4 Registration Statement Stockholder’s identity and ownership of shares of Company Common Stock and a description of Stockholder’s obligations under this Agreement.

7.2  Further Assurances.  During the Specified Period, Stockholder shall execute and deliver such additional transfers, assignments, endorsements, proxies, consents and other instruments as Parent may reasonably request to carry out the purpose and further the intent of this Agreement.

7.3  Expenses.  All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

7.4  Notices.  Any notice or other communication required or permitted to be delivered to either party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when received at the address or facsimile telephone number set forth beneath the name of such party below (or at such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party):

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
Attn: General Counsel
Fax: (408) 333-5630

7.5  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

7.6  Entire Agreement.  This Agreement, the Proxy and any other documents referred to herein or delivered pursuant hereto constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto and are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.

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7.7  Assignment; Binding Effect.  Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder’s heirs, estate, executors, successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2, Section 3 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent and its successors and assigns) any rights or remedies of any nature.

7.8  Independence of Obligations.  The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of covenants or obligations of Stockholder under this Agreement. Nothing in this Agreement shall be construed as limiting any of the rights or remedies of Parent under the Merger Agreement or any of the rights or remedies of the Company or Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent; and nothing the Merger Agreement or in any other such agreement, certificate or instrument shall limit any of Stockholder’s obligations, or any of the rights or remedies of Parent, under this Agreement.

7.9  Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or overtly threatened breach by Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or overtly threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.9, and Stockholder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.10  Non-Exclusivity.  The rights and remedies of Parent and the Stockholder under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative).

7.11  Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement each of the parties irrevocably and unconditionally consents and submits to the jurisdiction and venue of the Chancery Court of the State of Delaware.

(b) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

7.12  Counterparts; Electronic Transmission.  This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Agreement.

7.13  Captions.  The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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7.14  Waiver.  No failure on the part of any party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party hereto shall not be deemed to have waived any claim available to such party arising out of this Agreement, or any power, right, privilege or remedy of such party under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.15  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

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In Witness Whereof, Parent and Stockholder have caused this Agreement to be executed as of the date first written above.

Brocade Communications Systems, Inc.

By

Title

Stockholder

Signature

Printed Name

Address:

Facsimile:

Additional Securities
Shares Held of Record	Options and Other Rights	Beneficially Owned

Signature Page to Voting Agreement

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Exhibit A
Form Of Irrevocable Proxy

The undersigned stockholder (the “Stockholder”) of Foundry Networks, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes Tyler Wall, Tom MacMitchell and Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and each of them, the attorneys and proxies of the Stockholder, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the fullest extent of the Stockholder’s rights to do so) with respect to: (i) the outstanding shares of capital stock of the Company owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy; and (ii) any and all other shares of capital stock of the Company which the Stockholder may acquire of record on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by the Stockholder with respect to the voting of any Shares inconsistent with the terms of this proxy and Section 3.1 of the Voting Agreement (as defined below) are hereby revoked, and the Stockholder agrees that no subsequent proxies will be given with respect to the voting of any Shares inconsistent with the terms of this proxy and Section 3.1 of the Voting Agreement until after the Termination Date.

This proxy is irrevocable, is coupled with an interest and is granted in connection with, and as security for Stockholder’s performance under, the Voting Agreement, dated as of the date hereof, between Parent and the Stockholder (the “Voting Agreement”), and is granted in consideration of Parent entering into the Agreement and Plan of Merger, dated as of the date hereof, among Parent, Falcon Acquisition Sub, Inc., a wholly-owned subsidiary of Parent, and the Company (the “Merger Agreement”). This proxy will terminate on the Termination Date (as defined in the Voting Agreement). Capitalized terms used in this Proxy and not defined in this Proxy have the meanings set forth in the Voting Agreement.

Each of the attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the Termination Date at any meeting of the stockholders of the Company, however called, and in connection with any written action by consent of stockholders of the Company:

(e) in favor of the adoption of the Merger Agreement, in favor of the Merger and in favor of any other action reasonably necessary to facilitate the Merger; and

(f) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; and (B) any Acquisition Proposal (including any Superior Offer) and any other action that is intended, or that would reasonably be expected, to impede, interfere with, discourage, frustrate, delay, postpone, prevent or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, successors and assigns of the Stockholder (including any transferee of any of the Shares).

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this proxy or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this proxy is invalid or unenforceable, the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable

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and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be valid and enforceable as so modified.

Stockholder

Signature

Number of shares of common stock of
the Company owned of record as of
the date of this proxy:

Dated: July   , 2008

Signature Page to Proxy

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Annex B-2

FORM OF
AMENDMENT TO VOTING AGREEMENT

This Voting Agreement Amendment (“Voting Agreement Amendment”) is entered into as of November   , 2008, by and between Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of Foundry Networks, Inc., a Delaware corporation (the “Company”).

Recitals

A.  Stockholder Owns certain securities of the Company.

B. Parent, Falcon Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger dated as of July 21, 2008 (the “Merger Agreement”) which provided (subject to the conditions set forth therein) for the merger of Merger Sub into the Company.

C. In connection with the execution and delivery of the Merger Agreement, Parent and Stockholder entered into a Voting Agreement (the “Voting Agreement”) and Stockholder executed and delivered in favor of Parent an Irrevocable Proxy in the form attached to the Voting Agreement as Exhibit A (the “Proxy”).

D. Parent, Merger Sub and the Company are entering into a document entitled “Amendment No. 1 to Agreement and Plan of Merger” of even date herewith (the “Merger Agreement Amendment”), which amends the Merger Agreement in certain respects, including by, among other things, decreasing the amount of the Merger Consideration (as defined in the Merger Agreement) payable thereunder.

E. Pursuant to the terms of the Voting Agreement, the decrease in the Merger Consideration effected by the Merger Agreement Amendment would result in the occurrence of the “Termination Date” under the Voting Agreement unless Parent and Stockholder enter into an amendment to the Voting Agreement that extends the Termination Date to a later date. Parent and Stockholder desire to amend the Voting Agreement to provide that the Termination Date shall not occur by reason of the reduction in the Merger Consideration effected by the Merger Agreement Amendment.

F. Stockholder is entering into this Voting Agreement Amendment in order to induce Parent to enter into the Merger Agreement Amendment.

Agreement

The parties to this Voting Agreement Amendment, intending to be legally bound, agree as follows:

Section 1.  Definitions

1.1  Definitions.  Each capitalized term used but not defined in this Voting Agreement Amendment shall have the meaning assigned to such term in the Voting Agreement.

Section 2.  Amendment to Voting Agreement

2.1  No Termination Date.  Stockholder hereby agrees and acknowledges that notwithstanding anything to the contrary in the Voting Agreement, the Termination Date shall not be deemed to have occurred by reason of either (a) the entering into of the Merger Agreement Amendment or (b) any of the terms of the Merger Agreement Amendment, including the reduction in the Merger Consideration effected thereby.

2.2  Amendment to Section 1(e) of the Voting Agreement.  The definition of “Termination Date” in Section 1(e) of the Voting Agreement shall be deleted and replaced in its entirety with the following:

“(e)  Termination Date” shall mean the earliest of (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) the date upon which the parties hereto agree in writing to terminate this Agreement; or (iv) any amendment to the Merger Agreement that

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results in a decrease in the “Merger Consideration” as set forth in the Merger Agreement below $16.50 per share of Company Common Stock; provided, however, that if at or prior to the time the Termination Date would otherwise occur, Parent and Stockholder enter into any amendment or extension of this Agreement that extends the Termination Date to a later date, the “Termination Date” shall not be deemed to have occurred until the date designated as the Termination Date in such amendment or extension.”

2.3  Proxy Remains in Effect.  Stockholder hereby agrees and acknowledges that the Proxy shall remain in full force and effect notwithstanding (and following) the execution and delivery of this Voting Agreement Amendment.

Section 3.  Miscellaneous

3.1  No Further Amendment.  Except as otherwise expressly provided in this Voting Agreement Amendment, all of the terms and conditions of the Voting Agreement remain unchanged and continue in full force and effect.

3.2  Effect of Amendment.  This Voting Agreement Amendment shall form a part of the Voting Agreement for all purposes, and each party hereto and thereto shall be bound hereby. This Voting Agreement Amendment shall be deemed to be in full force and effect from and after the execution of this Voting Agreement Amendment by the parties hereto.

3.3  Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement each of the parties irrevocably and unconditionally consents and submits to the jurisdiction and venue of the Chancery Court of the State of Delaware. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY

3.4  Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Voting Agreement Amendment, the Voting Agreement (as amended by this Voting Agreement Amendment), the Proxy and any other documents referred to herein or delivered pursuant hereto constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto and are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder. No addition to or modification of any provision of the Voting Agreement (as amended by this Voting Agreement Amendment) shall be binding upon either party unless made in writing and signed by both parties. This Voting Agreement Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by facsimile or by electronic delivery shall be sufficient to bind the parties to the terms of this Voting Agreement Amendment.

[Remainder of page intentionally left blank.]

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In Witness Whereof, Parent and Stockholder have caused this Voting Agreement Amendment to be executed as of the date first written above.

Brocade Communications Systems, Inc.

By

Title

Stockholder

Signature

Printed Name

Voting Agreement Amendment Signature Page

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Annex C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

[Letterhead of Merrill Lynch]

November 7, 2008
Board of Directors
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054

Members of the Board of Directors:

Foundry Networks, Inc., a Delaware corporation (the “Company”), Brocade Communications Systems, Inc., a Delaware corporation (the “Acquiror”), and Falcon Acquisition Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into Amendment No. 1 (the “Amendment”) to that certain Agreement and Plan of Merger, dated as of July 21, 2008 (the “Agreement”), pursuant to which the Acquisition Sub will be merged with the Company in a transaction (the “Merger”) in which each share of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than Company Shares held in treasury or held by the Acquiror or any wholly-owned subsidiary of the Acquiror or as to which dissenter’s rights have been perfected, will be converted into the right to receive $16.50 in cash (the “Consideration”).

You have asked us whether, in our opinion, the Consideration is fair from a financial point of view to the holders of the Company Shares, other than the Acquiror and its affiliates.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, respectively;

(3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of the Company and its financial and legal advisors;

(8) Reviewed the Agreement and a draft of the Amendment dated November 6, 2008; and

(9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast

D-1

information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Amendment will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services which is contingent upon the consummation of the Merger.

We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to enter into the Amendment or engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Consideration. Our opinion has been authorized for issuance by the Americas Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

We are not expressing any opinion herein as to the prices at which the Company Shares will trade following announcement of the Amendment.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to the holders of such shares, other than the Acquiror and its affiliates.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED

DMK

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Annex E

November 7, 2008

Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054

Dear Members of the Board of Directors:

We understand that Brocade Communication Systems, Inc. (the “Acquiror”), Falcon Acquisition Sub, Inc. (“Sub”), a newly formed, wholly-owned subsidiary of Brocade, and Foundry Networks, Inc. (the “Company”) have entered into the Agreement and Plan of Merger dated as of July 21, 2008 and intend to enter into an amendment thereto (as amended, the “Merger Agreement”) pursuant to which, among other things, the Company will be merged with the Sub (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) (other than Company Common Stock (i) held by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to applicable Delaware law and (ii) owned by the Acquiror, Sub, the Company or any of their respective direct or indirect wholly owned subsidiaries immediately prior to the effective time of the merger) will be converted into the right to receive $16.50 in cash (the “Consideration”).

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Excluded Persons) in the Transaction pursuant to the Merger Agreement is fair to such holders from a financial point of view. For purposes of this opinion, “Excluded Persons” means the Acquiror, Sub and their respective affiliates.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the following agreements and documents:

a. Agreement and Plan of Merger, dated as of July 21, 2008; and

b. Draft of Amendment No. 1 to Agreement and Plan of Merger, dated November 7, 2008.

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Foundry made available to Houlihan Lokey by Foundry, including financial projections prepared by the management of Foundry relating to Foundry for the years ending 2008 through 2010;

4.	spoken with certain members of the management of the Company and certain of its representatives and advisers regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

Citicorp Center • One Sansome Street, Suite 1700 • San Francisco, California 94104 • tel.415.974.J888 • fax.415.974.5969 • www.HL.com
Broker/dealer services through Houlihan Lokey Howard &c Zukin Capital.	Investment advisory services through Houlihan Lokey Howard &c Zukin Financial Advisors.

Board of Directors
Foundry Networks
November 7, 2008

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices for certain of the Company’s publicly traded securities, and the historical market prices and trading volume and certain financial data of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for the Company referred to above, we have reviewed and discussed such estimates with the management of the Company and have assumed, with your consent, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Company, and we express no opinion with respect to such estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an adverse effect on the Company. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any material respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors of the Company or any other party with respect to alternatives to

Board of Directors
Foundry Networks
November 7, 2008

the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

This Opinion is furnished for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of the Company, any security holder or any other person as to how to act or vote with respect to any matter relating to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquirer or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

Houlihan Lokey and certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and other financial services to the Acquiror, for which Houlihan Lokey and such affiliates have received, and may receive, compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror and other participants in the Transaction and certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except as set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Board of Directors
Foundry Networks
November 7, 2008

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock (other than the Excluded Persons) in the Transaction pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC

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